Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

INTERNATIONAL GAME TECHNOLOGY PLC

IGNITE ROTATE LLC

EVERI HOLDINGS INC.

VOYAGER PARENT, LLC

and

VOYAGER MERGER SUB, INC.

Dated as of July 26, 2024

TABLE OF CONTENTS

PAGE

ARTICLE I DESCRIPTION OF TRANSACTION		3
1.1	The Equity Sale	3
1.2	The Merger; Effective Time	3
1.3	Closing; Effective Time	3
1.4	Organizational Documents; Managers and Officers	4
1.5	Conversion of Merger Partner Common Stock	4
1.6	Treatment of Merger Partner Equity Awards	5
1.7	Appraisal Rights	8
1.8	Exchange of Securities	8
1.9	Lost, Stolen or Destroyed Certificates	11
1.10	No Further Rights	11
1.11	Further Action	11
1.12	Withholding	11
ARTICLE II REPRESENTATIONS AND WARRANTIES OF REMAINCO AND SPINCO		12
2.1	Subsidiaries; Due Organization	12
2.2	Certificate of Organization and Other Governing Documents	13
2.3	Capitalization	14
2.4	Authority; Binding Nature of Agreement	16
2.5	Non-Contravention; Consents	17
2.6	Financial Statements	18
2.7	Absence of Certain Changes	21
2.8	Sufficiency of Assets; Title to Assets	21
2.9	Real Property	22
2.10	Intellectual Property	23
2.11	Contracts	25
2.12	Compliance with Laws; Regulatory Matters	28
2.13	Anti-Corruption Compliance; Trade Compliance	29
2.14	Permits	30
2.15	Tax Matters	30
2.16	Benefit Arrangements; Labor Matters	32
2.17	Environmental Matters	36
2.18	Insurance	37
2.19	Absence of Litigation	37
2.20	Customers and Suppliers	38
2.21	Financial Advisors	38
2.22	Takeover Statutes	38
2.23	Data Privacy and Information Security	39
2.24	Affiliate Transactions	39
2.25	Acknowledgement by Remainco and Spinco	40
2.26	Gaming Approvals and Licensing Matters	40
2.27	Spinco	41
2.28	Solvency	41

ARTICLE III REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER		41
3.1	Subsidiaries; Due Organization	42
3.2	Certificate of Organization and Other Governing Documents	43
3.3	Capitalization	43
3.4	Authority; Binding Nature of Agreement	45
3.5	Non-Contravention; Consents	46
3.6	SEC Filings; Financial Statements	48
3.7	Absence of Certain Changes	50
3.8	Title to Assets	50
3.9	Real Property	51
3.10	Intellectual Property	52
3.11	Contracts	53
3.12	Compliance with Laws; Regulatory Matters	56
3.13	Anti-Corruption Compliance; Trade Compliance	57
3.14	Permits	58
3.15	Tax Matters	59
3.16	Benefit Arrangements; Labor Matters	61
3.17	Environmental Matters	65
3.18	Insurance	65
3.19	Absence of Litigation	66
3.20	Customers and Suppliers	66
3.21	Vote Required	67
3.22	Financial Advisors	67
3.23	Takeover Statutes	67
3.24	Data Privacy and Information Security	67
3.25	Fairness Opinion	68
3.26	Acknowledgement by Merger Partner	68
3.27	Gaming Approvals and Licensing Matters	69
ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING BUYER AND BUYER SUB		69
4.1	Due Organization; Authority; Binding Nature of Agreement	69
4.2	Non-Contravention; Consents	70
4.3	Compliance with Laws; Regulatory Matters	71
4.4	Absence of Litigation	71
4.5	Securities Matters	72
4.6	Financing; Solvency	72
4.7	Guaranty	73
4.8	Certain Arrangements	74
4.9	Gaming Approvals and Licensing Matters	74
4.10	Proxy Statement	75
4.11	Financial Advisors	75
4.12	Acknowledgement by Buyer and Buyer Sub	75
4.13	CFIUS Foreign Person	75
4.14	Buyer Sub	76

ARTICLE V CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD		76
5.1	Access and Investigation	76
5.2	Operation of the Spinco Business	77
5.3	Operation of the Merger Partner Business	82
5.4	Control of Other Party’s Business	87
5.5	No Shop	87
ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES		91
6.1	Merger Partner Proxy Statement	91
6.2	Merger Partner Stockholders’ Meeting	92
6.3	Efforts; Regulatory Approvals and Related Matters	96
6.4	Disclosure	104
6.5	Section 16 Matters	105
6.6	Obligations with respect to Merger Partner, Spinco and Buyer	105
6.7	Securityholder Litigation	106
6.8	Financing	107
6.9	Agreement for Exchange of Information	116
6.10	D&O Indemnification and Insurance	117
6.11	Stock Exchange Delisting	119
6.12	Remainco Equity Awards	119
6.13	Employee Benefit Matters	119
6.14	R&W Insurance Policy	121
ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF MERGER PARTNER		122
7.1	Accuracy of Representations	122
7.2	Performance of Covenants	123
7.3	Stockholder Approval	123
7.4	[Intentionally Omitted]	123
7.5	Required Governmental Approvals	123
7.6	Closing Certificate	123
7.7	No Legal Restraints	124
ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATION OF REMAINCO AND SPINCO		124
8.1	Accuracy of Representations	124
8.2	Performance of Covenants	125
8.3	Stockholder Approval	125
8.4	Separation	125
8.5	Required Governmental Approvals	125
8.6	Closing Certificate	126
8.7	No Legal Restraints	126

ARTICLE IX CONDITIONS PRECEDENT TO OBLIGATION OF BUYER AND BUYER SUB		126
9.1	Accuracy of Representations	126
9.2	Performance of Covenants	127
9.3	Stockholder Approval	128
9.4	Separation	128
9.5	Required Governmental Approvals	128
9.6	Closing Certificate	128
9.7	No Legal Restraints	128
ARTICLE X TERMINATION		129
10.1	Termination	129
10.2	Effect of Termination	133
10.3	Fees and Expenses	134
ARTICLE XI MISCELLANEOUS PROVISIONS		143
11.1	Amendment	143
11.2	Waiver	144
11.3	Survival	144
11.4	Entire Agreement; Counterparts; Electronic Exchanges	144
11.5	Applicable Law; Jurisdiction	145
11.6	Disclosure Letters	146
11.7	Assignability; No Third Party Rights	147
11.8	Notices	148
11.9	Cooperation	150
11.10	Severability	150
11.11	No Presumption Against Drafting Party	150
11.12	Rules of Construction	151
11.13	Waiver of Jury Trial	151
11.14	Specific Performance	152
11.15	Disclaimer of Representations and Warranties	153
11.16	Non-Recourse	155

Exhibit A	—	Certain Definitions
Exhibit B	—	Form of Certificate of Incorporation of the Surviving Corporation
Schedule A	—	Knowledge of Remainco
Schedule B	—	Knowledge of Merger Partner
Schedule C-1	—	Antitrust Approvals and FDI Approvals
Schedule C-2	—	Gaming Approvals
Schedule C-3	—	Financial Services Notice Filings and Approvals

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 26, 2024, by and among: (a) INTERNATIONAL GAME TECHNOLOGY PLC, a public limited company incorporated under the laws of England and Wales (“Remainco”); (b) IGNITE ROTATE LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Remainco (“Spinco”); (c) EVERI HOLDINGS INC., a Delaware corporation (“Merger Partner”); (d) VOYAGER PARENT, LLC, a Delaware limited liability company (“Buyer”); and (e) VOYAGER MERGER SUB, INC., a Delaware corporation and a direct wholly owned Subsidiary of Buyer (“Buyer Sub”) (each a “Party” and together, the “Parties”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Remainco is engaged, directly and indirectly through the other members of the Remainco Group, in the Spinco Business;

WHEREAS, on the terms and subject to the conditions set forth in the Separation Agreement, Remainco desires to undertake the Separation and, in connection with the Spinco Contribution, Spinco desires to issue to Remainco additional Spinco Units;

WHEREAS, on the terms and subject to the conditions set forth in the Separation Agreement, following the completion of the Separation and the Spinco Contribution, Remainco shall own all of the outstanding Spinco Units;

WHEREAS, Merger Partner is engaged, directly and indirectly, in the Merger Partner Business;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Separation Agreement and the other Transaction Documents, the Parties have agreed to enter into a business combination transaction pursuant to which, among other things, (a) immediately following the Spinco Contribution, Remainco will sell to Buyer, and Buyer will purchase from Remainco, all of the Spinco Units owned by Remainco (the “Equity Sale”), and (b) immediately following the consummation of the Equity Sale (the “Equity Sale Closing Time”), at the Merger Effective Time, pursuant to this Agreement, Buyer Sub shall be merged with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a direct wholly owned Subsidiary of Buyer and all outstanding shares of Merger Partner Common Stock shall be converted into the right to receive the Per Share Price in accordance with the DGCL and all outstanding Merger Partner Equity Awards shall be converted into the right to receive the consideration set forth in Section 1.6, in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of Remainco (the “Remainco Board”) has established a special committee of the Remainco Board composed solely of independent and disinterested directors (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement, the Separation Agreement, the other Transaction Documents and the Contemplated Transactions and, if the Special Committee deems appropriate, approve the execution and delivery of this Agreement by Remainco;

WHEREAS, the Special Committee has unanimously determined that the consummation of the transactions contemplated by the terms and conditions set forth in this Agreement, the Separation Agreement and the other Transaction Documents, including the Equity Sale, is most likely to promote the success of Remainco for the benefit of its members as a whole;

WHEREAS, the Board of Directors of Merger Partner (the “Merger Partner Board”) has determined that the consummation of the transactions contemplated by the terms and conditions set forth in this Agreement and the other Transaction Documents, including the Merger, is advisable and in the best interests of Merger Partner and its stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement (or, in the case of the following clause (f), by operation of the applicable terms thereof) and as a condition to Buyer and Buyer Sub entering into this Agreement and the other Transaction Documents, Remainco, Spinco, Merger Partner and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Merger Partner (“Ember Sub”), are, effective upon the entry into this Agreement, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Tax Matters Agreement, terminating each of the following agreements: (a) the Agreement and Plan of Merger, dated as of February 28, 2024, by and among Remainco, Spinco, Merger Partner and Ember Sub; (b) the Separation and Distribution Agreement, dated as of February 28, 2024, by and among Remainco, Spinco, International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of Remainco (“Gaming Holdco”), and Merger Partner; (c) the Employee Matters Agreement, dated as of February 28, 2024, by and among Remainco, Spinco, Gaming Holdco and Merger Partner; (d) the Real Estate Matters Agreement, dated as of February 28, 2024, by and among Remainco, Spinco, Gaming Holdco and Merger Partner; (e) the Tax Matters Agreement, dated as of February 28, 2024, by and among Remainco, Spinco, Gaming Holdco and Merger Partner; and (f) the Existing Commitment Documents (collectively, the “Existing Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Remainco, Spinco and Merger Partner to enter into this Agreement, (a) the Guarantors have delivered to Remainco, Merger Partner and Buyer an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to provide equity financing in an aggregate amount set forth therein to Buyer; (b) the Guarantors have entered into a limited guarantee in favor of Remainco, Spinco and Merger Partner (the “Guaranty”), pursuant to which the Guarantors are guaranteeing certain of the obligations of Buyer and Buyer Sub in connection with this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Merger Partner and Buyer to enter into this Agreement, Remainco, Delta, Merger Partner and Buyer have entered into an amended and restated Delta Support Agreement pursuant to which, among other things, Delta has agreed to certain covenants and obligations with respect to the obligations described in Sections 6.1(a) and 6.3 and other matters set forth therein; and

WHEREAS, the Parties desire to set forth the principal arrangements among them regarding the foregoing transactions and to make certain covenants and agreements specified herein in connection therewith and to prescribe certain conditions relating thereto.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DESCRIPTION OF TRANSACTION

1.1            The Equity Sale. Immediately following the Spinco Contribution (and immediately prior to the Merger Effective Time), Remainco and Buyer shall consummate the Equity Sale in accordance with the terms and conditions set forth in the Separation Agreement.

1.2            The Merger; Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Buyer Sub shall be merged with and into Merger Partner. By virtue of the Merger, at the Merger Effective Time, the separate existence of Buyer Sub shall cease and Merger Partner shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a direct wholly owned Subsidiary of Buyer, and the Surviving Corporation shall succeed to and assume all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debt and duties of Merger Partner and Buyer Sub in accordance with the DGCL. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by Merger Partner and Buyer Sub and concurrently with the Closing shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be designated jointly by Remainco, Merger Partner and Buyer and specified in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Merger Effective Time”); provided, that the Merger Effective Time shall be immediately following the Equity Sale Closing Time. At the Merger Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3            Closing; Effective Time. Unless this Agreement shall have been terminated pursuant to Section 10.1, the closing of the Equity Sale and the Merger (the “Closing”) shall occur at 10:00 a.m., Central time, remotely via the exchange of executed documents and the Closing deliverables on a date to be designated jointly by Remainco, Merger Partner and Buyer, which shall be (a) no later than the third (3rd) Business Day following the later of (i) the date on which the conditions set forth in Articles VII, VIII and IX are satisfied or waived (other than the conditions, which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing) and (ii) the earlier of (A) a Business Day during the Marketing Period specified by Buyer on no less than three (3) Business Days’ prior written notice to Merger Partner and Remainco and (B) the final day of the Marketing Period (subject, in the case of each of clauses (A) and (B), to the satisfaction or waiver of the conditions set forth in Articles VII, VIII and IX (other than the conditions, which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing)) or (b) such other date and time as Merger Partner, Remainco and Buyer may mutually agree; provided that the Equity Sale shall occur substantially concurrently with the Merger Effective Time; provided, further, that notwithstanding the foregoing, Buyer shall not be required to effect the Closing prior to the third (3rd) Business Day following the Inside Date. The date on which the Closing actually occurs is referred to as the “Closing Date”.

1.4            Organizational Documents; Managers and Officers.

(a)            The certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger and without any action on the part of the Parties or any other Person, be amended so as to read in its entirety in the form set forth as Exhibit B hereto until thereafter amended in accordance with such certificate of incorporation and applicable Law.

(b)            The bylaws of Buyer Sub as in effect immediately prior to the Merger Effective Time shall, by virtue of the Merger and without any action on the part of the Parties or any shareholder of Remainco or any stockholder of Merger Partner, be the bylaws of the Surviving Corporation until thereafter amended in accordance with such bylaws and applicable Law.

(c)            The directors of the Surviving Corporation immediately after the Merger Effective Time shall be the same as the directors of Buyer Sub as of immediately prior to the Merger Effective Time.

(d)            Except as otherwise determined by Buyer in its sole discretion, the officers of the Surviving Corporation immediately after the Merger Effective Time shall be the same as the officers of Merger Partner as of immediately prior to the Merger Effective Time.

1.5            Conversion of Merger Partner Common Stock.

(a)            Subject to the terms and conditions of this Agreement, at the Merger Effective Time, by virtue of the Merger and without any further action on the part of the Parties, or any stockholder of Buyer Sub or any stockholder of Merger Partner, respectively, the following will occur:

(i)            each share of Merger Partner Common Stock that is issued and outstanding immediately prior to the Merger Effective Time, other than Dissenting Shares and Owned Merger Partner Shares, shall be cancelled and shall cease to exist and shall be converted automatically into the right to receive $14.25 in cash per share of Merger Partner Common Stock, without interest (the “Per Share Price”), in accordance with Section 1.8 (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with Section 1.9);

(ii)            each share of Merger Partner Common Stock that is (A) held by Merger Partner in treasury or (B) owned by any member of the Merger Partner Group or any member of the Buyer Group as of immediately prior to the Merger Effective Time (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) (each, an “Owned Merger Partner Share”), shall be cancelled and shall cease to exist without any conversion thereof or consideration paid therefor; and

(iii)            all outstanding shares of capital stock of Buyer Sub held immediately prior to the Merger Effective Time shall be converted into and become (in the aggregate) one (1) share of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation.

(b)            If, during the period from the date hereof through the Merger Effective Time, the issued and outstanding shares of Merger Partner Common Stock are changed into a different number or class of shares by reason of any stock or interest split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction, then the Per Share Price shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.5(b) shall be construed to permit Merger Partner to take any action with respect to its Equity Interests that is prohibited by the terms of this Agreement.

1.6            Treatment of Merger Partner Equity Awards.

(a)            Subject to the terms and conditions of this Agreement, at the Merger Effective Time, by virtue of the Merger and without any further action on the part of any Party, or any other Person, respectively, the following will occur:

(i)            each Merger Partner RSU that is outstanding as of immediately prior to the Merger Effective Time shall, be cancelled and automatically converted into a right to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment from a member of the Buyer Group equal to the product of (A) the number of shares of Merger Partner Common Stock subject to each such Merger Partner RSU, and (B) the Per Share Price (a “Surviving Corporation RSU Cash Award”). The Surviving Corporation RSU Cash Awards shall be subject to the same time-based vesting terms and otherwise substantially the same terms and conditions (excluding the form of settlement, but including the double-trigger vesting provisions) as in effect for the corresponding Merger Partner RSUs immediately prior to the Merger Effective Time; provided that any portion of the Surviving Corporation RSU Cash Award that becomes vested following the Merger Effective Time shall be paid to the holder no later than seven (7) Business Days following the vesting date, less any applicable Taxes required to be withheld with respect to such payment. Notwithstanding the foregoing, if a Merger Partner RSU vests prior to the Merger Effective Time, such award shall be settled in shares of Merger Partner Common Stock, less any applicable Taxes required to be withheld with respect to such settlement in accordance with the terms of such Merger Partner RSUs no later than immediately prior to the Merger Effective Time; provided that with respect to any such Merger Partner RSU that (1) constitutes nonqualified deferred compensation subject to Section 409A of the Code, and (2) fully vests prior to the Merger Effective Time but is not permitted to be paid at the Merger Effective Time without triggering a Tax or other penalty under Section 409A of the Code, such award shall be converted to a Surviving Corporation RSU Cash Award as described above and be settled in cash at the earliest time permitted under the applicable Merger Partner Equity Plan and award agreement that will not trigger a Tax or other penalty under Section 409A of the Code.

(ii)            each Merger Partner PSU that is outstanding as of immediately prior to the Merger Effective Time shall be cancelled and automatically converted into a right to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment from a member of the Buyer Group equal to the product of (A) the number of shares of Merger Partner Common Stock subject to each such Merger Partner PSU (based on the achievement of 100% of performance under each such Merger Partner PSU) and (B) the Per Share Price (a “Surviving Corporation PSU Cash Award”). The Surviving Corporation PSU Cash Awards shall be subject to the same time-based vesting terms and otherwise substantially the same terms and conditions (excluding the form of settlement and any terms related to performance which will be fixed as of the Merger Effective Time, but including the double-trigger vesting provision) as in effect for the corresponding Merger Partner PSUs immediately prior to the Merger Effective Time; provided that any portion of the Surviving Corporation PSU Cash Award that becomes vested following the Merger Effective Time shall be paid to the holder no later than seven (7) Business Days following the vesting date, less any applicable Taxes required to be withheld with respect to such payment. Notwithstanding the foregoing, if a Merger Partner PSU vests prior to the Merger Effective Time, such award shall be settled in shares of Merger Partner Common Stock, less any applicable Taxes required to be withheld with respect to such settlement in accordance with the terms of such Merger Partner PSUs no later than immediately prior to the Merger Effective Time; provided that with respect to any such Merger Partner PSU that (x) constitutes nonqualified deferred compensation subject to Section 409A of the Code, and (y) fully vests prior to the Merger Effective Time but is not permitted to be paid at the Merger Effective Time without triggering a Tax or other penalty under Section 409A of the Code, such award shall be converted to a Surviving Corporation PSU Cash Award as described above and be settled in cash at the earliest time permitted under the applicable Merger Partner Equity Plan and award agreement that will not trigger a Tax or other penalty under Section 409A of the Code.

(iii)            each Merger Partner Option that is outstanding and unexercised immediately prior to the Merger Effective Time shall, be cancelled and automatically converted into a right to receive, in full satisfaction of the rights of such holder with respect thereto, a cash payment from a member of the Buyer Group equal to the excess, if any, of (A) the Per Share Price over the per share exercise price of such Merger Partner Option, multiplied by (B) the number of shares of Merger Partner Common Stock covered by such Merger Partner Option immediately prior to the Merger Effective Time (a “Surviving Corporation Option Cash Award”). The Surviving Corporation Option Cash Awards shall be subject to the same time-based vesting terms and as in effect for the corresponding Merger Partner Options immediately prior to the Merger Effective Time. Any portion of the Surviving Corporation Option Cash Award that is attributable to Merger Partner Options that are vested prior to the Merger Effective Time shall be paid to the holder no later than seven (7) Business Days following the Merger Effective Time, less any applicable Taxes required to be withheld with respect to such payment. Any portion of the Surviving Corporation Option Cash Award that is attributable to Merger Partner Options that are unvested as of the Merger Effective Time shall be paid to the holder no later than seven (7) Business Days following the vesting date, less any applicable Taxes required to be withheld with respect to such payment. Notwithstanding anything to the contrary contained in this Agreement, if the per share exercise price of such Merger Partner Option equals or exceeds the Per Share Price, such Merger Partner Option shall be cancelled for no consideration. From and after the Merger Effective Time, no Merger Partner Option shall be exercisable, and each Merger Partner Option shall entitle the holder thereof only to the cash payment, if any, provided for in this Section 1.6.

(b)            The Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, pay to the holders of Merger Partner Equity Awards the amounts described in Section 1.6(a), less any Taxes required to be withheld under applicable Law with respect to such payments, and the Surviving Corporation shall be permitted to withhold any such Taxes.

(c)            As of the Merger Effective Time, the Merger Partner Equity Plans shall be terminated and no further shares of Merger Partner Common Stock, Merger Partner Equity Awards or other rights with respect to shares of Merger Partner Common Stock shall be granted thereunder. Following the Merger Effective Time, no such Merger Partner Equity Award or other right that was outstanding immediately prior to the Merger Effective Time shall remain outstanding and each former holder of any such Merger Partner Equity Award shall cease to have any rights with respect thereto, except the right to receive the cash consideration set forth in this Section 1.6 without interest and less all applicable Taxes.

(d)            Prior to the Merger Effective Time, the Merger Partner Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are necessary or advisable to effect the transactions described in this Section 1.6, and Merger Partner has the authority to effectuate the foregoing.

(e)            By approving the adoption of this Agreement, the Merger Partner Board intends to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by directors and officers of the Merger Partner Group, and the Merger Partner Board also intends expressly to approve, in respect of any equity-based award, the satisfaction of any applicable Tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of shares from delivery in satisfaction of applicable Tax withholding requirements) to the extent that such method is permitted under the applicable Merger Partner Equity Plan.

(f)            Upon the vesting or payment, as applicable, of the Surviving Corporation RSU Cash Award, the Surviving Corporation PSU Cash Award, or the Surviving Corporation Option Cash Award, a member of the Buyer Group and the holder of such award shall be responsible for ensuring the satisfaction of all applicable Tax payment and withholding requirements in respect thereof and for ensuring the collection and remittance of applicable Taxes to the applicable Governmental Authority, and the Surviving Corporation shall be permitted to withhold any such Taxes.

1.7            Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, shares of Merger Partner Common Stock that are outstanding immediately prior to the Merger Effective Time (other than Owned Merger Partner Shares) and that are held by stockholders or beneficial owners thereof who, in either case, have not voted in favor of the adoption of this Agreement and who have demanded, properly in writing, appraisal for such shares of Merger Partner Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be cancelled and converted into, or represent the right to receive, the Per Share Price in accordance with Section 1.5, but instead will entitle such person only to such rights as are afforded a holder or beneficial owner of Dissenting Shares under Section 262 of the DGCL. Any Dissenting Shares held by stockholders or beneficial owners, as applicable, who have demanded appraisal thereof but who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares of Merger Partner Common Stock under Section 262 of the DGCL shall thereupon cease to remain Dissenting Shares and resume the state of Merger Partner Common Stock converted into and be exchangeable for, as of the Merger Effective Time, the right to receive the Per Share Price in accordance with Section 1.5, without any interest thereon, upon surrender, in the manner provided in Section 1.8 of such shares of Merger Partner Common Stock. Merger Partner shall give Buyer prompt notice and copies of any demands for appraisal received by Merger Partner, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by Merger Partner, and Buyer and Merger Partner shall consult with each other with respect to all negotiations and proceedings with respect to such appraisals and demands. Merger Partner shall not, except with the prior written consent of Buyer, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or offer to settle or settle any such demands in respect of Dissenting Shares.

1.8            Exchange of Securities.

(a)            Prior to the Closing, Buyer shall appoint a nationally recognized bank or trust company reasonably satisfactory to Merger Partner to act as the paying agent for the Merger (the “Paying Agent”) pursuant to a customary paying agent agreement (approved by Merger Partner prior to the Closing (such approval not to be unreasonably withheld, conditioned or delayed)) providing for, among other things, the matters set forth in this Section 1.8 and otherwise reasonably satisfactory to Merger Partner. At or prior to the Closing, Buyer will deposit (or cause to be deposited) with the Paying Agent pursuant to irrevocable instructions from Buyer, by wire transfer of immediately available funds, for the payment to the holders of shares of Merger Partner Common Stock pursuant to Section 1.5, an amount of cash sufficient, when taken together with available cash of the Merger Partner Group that is deposited with the Paying Agent at the Closing, to pay the aggregate consideration to which holders of shares of Merger Partner Common Stock (other than holders of Owned Merger Partner Shares and Dissenting Shares) become entitled pursuant to Section 1.5 (such cash being deposited with the Paying Agent is hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose other than as contemplated by this Agreement. The Paying Agent may invest any cash included in the Payment Fund as directed by Buyer; provided that (i) no such investment shall relieve Buyer (or its applicable Affiliates) or the Paying Agent from making the payments contemplated hereunder, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation. Any and all interest or other amounts earned with respect to the Payment Fund shall be the property of the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Payment Fund is reduced for other reasons below the level required to make prompt payments of the Per Share Price to holders of shares of Merger Partner Common Stock (other than Owned Merger Partner Shares and Dissenting Shares), Buyer shall promptly replace or restore (or cause to be replaced or restored) the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments. All fees and expenses of the Paying Agent shall be borne by Buyer or the Surviving Corporation upon the Closing.

(b)            Promptly following the Closing (and in no event later than two (2) Business Days thereafter), Buyer and the Surviving Corporation will direct the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Merger Effective Time represented issued and outstanding shares of Merger Partner Common Stock (other than Owned Merger Partner Shares and Dissenting Shares) (the “Certificates”): (i) a letter of transmittal in customary form (approved by Merger Partner prior to the Closing (such approval not to be unreasonably withheld, conditioned or delayed)) (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Price, payable in respect thereof pursuant to Section 1.5. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor the Per Share Price, payable in respect thereof pursuant to Section 1.5 (subject to Section 1.12), and the Certificates so surrendered will forthwith be cancelled. No interest will be paid or will accrue for the benefit of holders of the Certificates on the Per Share Price payable upon surrender of such Certificates pursuant to this Section 1.8(b). Until so surrendered, outstanding Certificates shall be deemed, from and after the Merger Effective Time, to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof pursuant to Section 1.5.

(c)            Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of uncertificated shares of Merger Partner Common Stock (other than Owned Merger Partner Shares and Dissenting Shares) (“Uncertificated Shares”), the holders of such Uncertificated Shares will be entitled to receive in exchange therefor the Per Share Price, payable in respect thereof pursuant to Section 1.5 (subject to Section 1.12), and the transferred Uncertificated Shares so surrendered will be cancelled. No interest will be paid or will accrue for the benefit of holders of the Uncertificated Shares on the Per Share Price payable upon surrender of such Uncertificated Shares pursuant to this Section 1.8(c). Until so surrendered, outstanding Uncertificated Shares will be deemed from and after the Merger Effective Time to evidence only the right to receive the Per Share Price without interest thereon, payable in respect thereof pursuant to Section 1.5. Notwithstanding anything to the contrary contained in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 1.5.

(d)            Prior to the Closing, Merger Partner and Buyer will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs prior to 1:00 p.m. Central time on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount, in cash, by wire transfer of immediately available funds, equal to the product of (A) the number of shares of Merger Partner Common Stock (other than Owned Merger Partner Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Merger Effective Time and (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 1:00 p.m. Central time on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first (1st) Business Day after the Closing Date.

(e)            If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for surrender and transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of Buyer that such Tax either has been paid or is not applicable. Payment of the Per Share Price in respect of Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered as of immediately prior to the Merger Effective Time.

(f)            None of the Paying Agent, the Surviving Corporation, any Party or any other Person shall be liable to any holder or former holder of shares of Merger Partner Common Stock or to any other Person with respect to any shares of Merger Partner Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, required to be delivered to any public official pursuant to any applicable abandoned property law, escheat law or other applicable Law.

(g)            Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or the Uncertificated Shares on the date that is one (1) year after the Closing Date, as applicable, will be delivered to the Surviving Corporation (as directed by Buyer) upon demand, and any holders of shares of Merger Partner Common Stock that were issued and outstanding immediately prior to the Merger Effective Time that have not theretofore surrendered or transferred their Certificates or their Uncertificated Shares representing such shares of Merger Partner Common Stock for exchange pursuant to this Section 1.8 will thereafter look for payment of the Per Share Price without interest thereon, payable in respect of the shares of Merger Partner Common Stock represented by such Certificates or such Uncertificated Shares, solely to Buyer (subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 1.5. Any amounts remaining unclaimed by holders of any such Certificates or such Uncertificated Shares at such date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

1.9            Lost, Stolen or Destroyed Certificates. If any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange therefor, upon making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 1.5. Buyer or the Paying Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claims that may be made against Buyer, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10            No Further Rights. From and after the Merger Effective Time, (a) all shares of Merger Partner Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 1.5 and cease to exist and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Merger Partner Common Stock will cease to have any rights with respect thereto, except to receive the Per Share Price payable therefor in accordance with Section 1.5 and, in the case of Dissenting Shares, the rights pursuant to Section 1.7. The Per Share Price paid in accordance with the terms of this Article I will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Merger Partner Common Stock. From and after the Merger Effective Time, there will be no further registration of transfers on the books and records of the Surviving Corporation of shares of Merger Partner Common Stock that were issued and outstanding immediately prior to the Merger Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 1.8) be cancelled and exchanged as provided in this Article I. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Merger Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

1.11            Further Action. Subject to the terms and limitations set forth herein, if, at any time after the Closing, the Parties reasonably believe that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Contemplated Transactions or to carry out the purposes and intent of this Agreement, the Parties and their respective directors and officers shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Contemplated Transactions and to carry out the purposes and intent of this Agreement.

1.12            Withholding. Each of the Paying Agent, Buyer, Buyer Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Law. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF REMAINCO AND SPINCO

Except as set forth (a) in the part or subpart of the Remainco Disclosure Letter corresponding to the particular Section or subsection in this Article II in which such representation and warranty appears, (b) in any other part or subpart of the Remainco Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other representation and warranty and (c) other than with respect to the representations and warranties in Section 2.3 (Capitalization), Section 2.4 (Authority; Binding Nature of Agreement), Section 2.5 (Non-Contravention; Consents), Section 2.21 (Financial Advisors) and Section 2.22 (Takeover Statutes), any information set forth in the Remainco SEC Documents filed on the SEC’s EDGAR database on or after the Lookback Date and publicly available at least three (3) Business Days prior to the date hereof (the “Qualifying Remainco SEC Documents”) (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature, Remainco and Spinco hereby represent and warrant to Merger Partner, Buyer and Buyer Sub as follows:

2.1            Subsidiaries; Due Organization.

(a)            Section 2.1(a) of the Remainco Disclosure Letter identifies, as of the date hereof, each existing Entity that will be a Subsidiary of Spinco, in each case, as of immediately following the Spinco Contribution as contemplated by the Separation Plan as of the date hereof and indicates its jurisdiction of organization.

(b)

(i)            Each of Remainco and Spinco is an Entity duly organized and validly existing under the laws of the jurisdiction of its organization. Remainco and Spinco are each in good standing (to the extent that the laws of the jurisdiction of its organization recognize the concept of good standing or any similar concept) under the laws of the jurisdiction of its organization, and has all necessary corporate or other Entity right, power and authority (A)  to conduct its business and, if applicable, any business that will be transferred to it pursuant to the Separation Agreement in the manner in which its business is currently being conducted; (B) to own and use its assets and, if applicable, any assets that will be transferred to it pursuant to the Transaction Documents in the manner in which such assets are currently owned and used; and (C) to perform its obligations under all Contracts by which it is bound or, if applicable, which will be transferred to it pursuant to the Transaction Documents, other than in the case of clauses (A) through (C) as, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Remainco Group to consummate the Contemplated Transactions.

(ii)            Each member of the Spinco Group (other than Spinco) is (or, if formed after the date hereof, shall be at the Equity Sale Closing Time) an Entity duly organized and validly existing under the laws of the jurisdiction of its organization. Each member of the Spinco Group (other than Spinco) is in good standing (to the extent that the laws of the jurisdiction of its organization recognize the concept of good standing or any similar concept) under the laws of the jurisdiction of its organization, and has all necessary corporate or other Entity right, power and authority (A) to conduct its business and, if applicable, any business that will be transferred to it pursuant to the Separation Agreement in the manner in which its business is currently being conducted; (B) to own and use its assets and, if applicable, any assets that will be transferred to it pursuant to the Transaction Documents in the manner in which such assets are currently owned and used; and (C) to perform its obligations under all Contracts by which it is bound or, if applicable, which will be transferred to it pursuant to the Transaction Documents, other than in the case of clauses (A) through (C) as, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Remainco Group to consummate the Contemplated Transactions.

(c)            Each member of the Spinco Group is (or, if formed after the date hereof, shall be at the Equity Sale Closing Time) qualified to do business as a foreign corporation, and is in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing or any similar concept), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Remainco Group to consummate the Contemplated Transactions.

2.2            Certificate of Organization and Other Governing Documents. Remainco has delivered or Made Available to Merger Partner and Buyer accurate and complete copies of the Organizational Documents of Remainco and each member of the Spinco Group, including all amendments thereto as in effect on the date hereof. Remainco and each member of the Spinco Group has complied with its Organizational Documents except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

2.3            Capitalization.

(a)            Spinco Group Capitalization.

(i)            On the date hereof there are ten (10) Spinco Units issued and outstanding. Immediately following the Spinco Contribution, all the outstanding Spinco Units will be owned directly by Remainco free and clear of any Encumbrance, other than restrictions under applicable securities Laws. As of the date hereof and as of the Equity Sale Closing Time, all of the outstanding Spinco Units have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable and the only Equity Interests of Spinco will be the Spinco Units.

(ii)            Section 2.3(a)(ii) of the Remainco Disclosure Letter sets forth for each member of the Spinco Group, as of the date hereof and, assuming the Separation is completed, as of immediately following the Spinco Contribution, the member of the Spinco Group that is the record and beneficial owner of any outstanding Equity Interests of such member of the Spinco Group and the percentage of the total outstanding Equity Interests owned by such member of the Spinco Group.

(iii)            Except as set forth on Section 2.3(a)(iii) of the Remainco Disclosure Letter, as of the date hereof, there are no outstanding or existing (A) securities of any member of the Spinco Group convertible into or exchangeable for other Equity Interests of any member of the Spinco Group; (B) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) binding on any member of the Spinco Group that relate to the issued or unissued Equity Interests of any member of the Spinco Group; (C) obligations of any member of the Spinco Group to repurchase, redeem or otherwise acquire any Equity Interest of any member of the Spinco Group or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any member of the Spinco Group; (D) phantom stock, restricted stock units or other contractual rights binding on any member of the Spinco Group the value of which is determined in whole or in part by reference to the value of any Equity Interest of any member of the Spinco Group and there are no outstanding stock appreciation rights issued by any member of the Spinco Group with respect to the Equity Interests of any member of the Spinco Group; (E) voting trusts or other agreements or understandings to which any member of the Spinco Group or any of their directors or officers is a party with respect to the voting of Equity Interests of any member of the Spinco Group; or (F) bonds, debentures, notes or other indebtedness of any member of the Spinco Group having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equityholders of any member of the Spinco Group may vote.

(iv)            All outstanding Spinco Units and other Equity Interests of the members of the Spinco Group have been issued and granted in compliance in all material respects with (A) all applicable securities Laws and (B) all requirements set forth in applicable Organizational Documents and were not issued in violation of any preemptive or participation rights. All of the outstanding Equity Interests of each member of the Spinco Group have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the outstanding Equity Interests of each member of the Spinco Group (other than Spinco) are, or following the Spinco Contribution will be owned beneficially and of record, directly or indirectly, by Spinco free and clear of any material Encumbrances, other than restrictions under applicable securities Laws or set forth in their respective Organizational Documents.

(v)            Except for its interests in the other members of the Spinco Group or as set forth on Section 2.3(a)(v)(I) of the Remainco Disclosure Letter, as of the Equity Sale Closing Time, Spinco will not own, directly or indirectly, any Equity Interests in, other Entities with an aggregate value in excess of $2,500,000. Except as set forth on Section 2.3(a)(v)(II) of the Remainco Disclosure Letter, no member of the Spinco Group has any obligation in connection with any joint venture, investment Contract or similar Contract to contribute or loan any funds to other Persons in excess of $2,500,000 individually or in the aggregate.

(b)            Remainco Capitalization.

(i)            As of the close of business on July 25, 2024 (the “Remainco Specified Time”), (A) a maximum of zero (0) of Remainco Ordinary Shares may be issued in connection with Remainco RSUs held by Spinco Employees, (B) a maximum of 2,318,524 of Remainco Ordinary Shares may be issued in connection with Remainco PSUs held by Spinco Employees and (C) a maximum of zero (0) of Remainco Ordinary Shares are subject to stock options held by Spinco Employees.

(ii)            Remainco has delivered or Made Available to Merger Partner and Buyer a complete and accurate list that sets forth the following information with respect to Remainco Equity Awards held by a Spinco Employee as of the Remainco Specified Time: (A) the type of such Remainco Equity Award (i.e., whether a Remainco RSU or Remainco PSU); (B) the name of the Remainco Equity Plan under which the Remainco Equity Award was issued; (C) the number of Remainco Ordinary Shares subject to such Remainco Equity Award; (D) the per share exercise price (if any) of such Remainco Equity Award; (E) the applicable vesting schedule in respect of such Remainco Equity Award; (F) the number of Remainco Ordinary Shares which are vested and unvested with respect to the Remainco Equity Award; (G) the grant date of the Remainco Equity Award; and (H) the expiration date of the term of such Remainco Equity Award (if applicable).

(iii)            There are no outstanding or existing obligations of any member of the Remainco Group to repurchase, redeem or otherwise acquire any Equity Interests of any member of the Spinco Group or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any member of the Spinco Group.

(iv)            Except as permitted after the date hereof pursuant to Section 5.2, there are no Spinco Employees or independent contractors with an offer letter, other employment Contract or other arrangement or Contract that contemplates a grant of options to purchase Remainco Ordinary Shares or of any other equity or equity-based award, or who has otherwise been promised options to purchase Remainco Ordinary Shares or other securities of Remainco, which options or other awards have not been granted as of the Remainco Specified Time. All Remainco Equity Awards held by Spinco Employees and all other outstanding securities of the members of the Spinco Group have been issued and granted in compliance in all material respects with (A) all applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts.

2.4            Authority; Binding Nature of Agreement. Remainco and Spinco each have all requisite corporate or other Entity right, power and authority to enter into and perform their respective obligations under the Transaction Documents, as applicable, to which it is or will be a party and has all requisite corporate or other Entity right, power and authority to consummate the Contemplated Transactions. The Special Committee, at a meeting duly called and held and not subsequently rescinded or modified in any way, has (a) determined that this Agreement, the other Transaction Documents, the Separation and the Equity Sale are most likely to promote the success of Remainco for the benefit of its members as a whole and Spinco and its members, respectively, and (b) authorized and approved the execution, delivery and performance of the Transaction Documents by Remainco and Spinco, as applicable, and approved the Contemplated Transactions. No vote of Remainco’s shareholders is necessary to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by Remainco and Spinco, and assuming the due authorization, execution and delivery of this Agreement by Merger Partner, Buyer and Buyer Sub, this Agreement constitutes a legal, valid and binding obligation of each of Remainco and Spinco, enforceable against each of Remainco and Spinco in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”). The Separation Agreement, the Employee Matters Agreement, the Intellectual Property License Agreement, the Real Estate Matters Agreement and the Tax Matters Agreement have been (and the Transition Services Agreement and the IP License and Technology Agreements will be as of immediately prior to the Equity Sale Closing Time) duly executed and delivered, as applicable, by the members of the Remainco Group that are or will be party thereto, and assuming the due authorization, execution and delivery of such agreements by the applicable members of the Merger Partner Group and the applicable Buyer Parties, each such agreement does (or, in the case of each of the Transition Services Agreement and the IP License and Technology Agreements will when executed and delivered) constitute a legal, valid and binding obligation of each member of the Remainco Group party thereto, as applicable, enforceable against each of them party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

2.5            Non-Contravention; Consents.

(a)            Assuming compliance with the applicable provisions of the Companies Act, the HSR Act and all applicable foreign Antitrust Laws and FDI Laws, the listing requirements of the NYSE, and provided that all consents, approvals, authorizations and other actions described in Section 2.5(b) have been obtained or taken, except as set forth in Section 2.5(a) of the Remainco Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of any of the Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time) (i) require a consent or approval under, contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of (A) Remainco or Spinco or (B) any other member of the Spinco Group, except, in the case of clause (B), where such consent, approval, contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to (1) be material to the Spinco Business or the Spinco Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Remainco Group of the Equity Sale or any of the other material Contemplated Transactions; (ii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy to obtain any relief under, any Law or any Governmental Order to which any member of the Remainco Group, or any of the assets owned or used by any member of the Spinco Group, is subject, except where such contravention, conflict, violation, challenge or remedy, individually or in the aggregate, would not reasonably be expected to (1) be material to the Spinco Business or the Spinco Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Remainco Group of the Equity Sale or any of the other material Contemplated Transactions; (iii) contravene, conflict with or result in a violation of any of the terms or requirements of any Permit that is held by any member of the Spinco Group or that relates to the Spinco Business or to any of the assets owned or used by any member of the Spinco Group or the Spinco Business, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to (A) be material to the Spinco Business or the Spinco Group, taken as a whole, or (B) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Remainco Group of the Equity Sale or any of the other material Contemplated Transactions; or (iv) require a consent or approval under, contravene, conflict with or result in a violation or breach of, or result in a termination (or right of termination) or default under, any provision of any Spinco Material Contract, or give any Person the right to (A) declare a default or exercise any remedy under any such Spinco Material Contract; (B) accelerate the maturity or performance of any such Spinco Material Contract (other than any Remainco Benefit Arrangement); (C) cancel, terminate or modify any right, benefit, obligation or other term of such Spinco Material Contract; or (D) result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any member of the Spinco Group or the Spinco Business, in each case, except where such consent, approval, contravention, conflict, violation, default, acceleration, cancellation, termination, modification or Encumbrance, individually or in the aggregate, would not reasonably be expected to (1) be material to the Spinco Business or the Spinco Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Remainco Group of the Equity Sale or any of the other material Contemplated Transactions.

(b)            Except (i) as set forth in Section 2.5(b) of the Remainco Disclosure Letter, or (ii) as may be required by the Securities Act, the Exchange Act, state securities Laws or “blue sky” Laws, the Companies Act, the receipt of Governmental Approvals under the HSR Act, Gaming Laws, all applicable foreign Antitrust Laws and FDI Laws, Financial Services Laws or the listing requirements of the NYSE, no member of the Remainco Group is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (A) the execution, delivery or performance of this Agreement or the other Transaction Documents or (B) the consummation of any of the Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to (1) be material to the Spinco Business or the Spinco Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Remainco Group of the Equity Sale or any of the other material Contemplated Transactions.

2.6            Financial Statements.

(a)            Section 2.6(a) of the Remainco Disclosure Letter sets forth (i) (A) the audited, combined balance sheet of the Spinco Business (the “Spinco Reference Balance Sheet”) as of December 31, 2023 and the audited combined statements of operations, other comprehensive income, net parent investment and cash flows of the Spinco Business for the year ended on December 31, 2023, together with all related notes thereto and (B) the audited, combined balance sheet of the Spinco Business as of December 31, 2022 and the audited combined statements of operations, other comprehensive income, net parent investment and cash flows of the Spinco Business for the year ended on December 31, 2022, together with all related notes thereto (collectively, the “Spinco Business Audited Financial Statements”) and (ii) the unaudited combined balance sheet of the Spinco Business as of the Spinco Reference Balance Sheet Date and the unaudited combined statements of operations, other comprehensive income, net parent investment and cash flows of the Spinco Business for the three (3)-month period ended on the Spinco Reference Balance Sheet Date (the “Spinco Business Interim Financial Statements”, and together with the Spinco Business Audited Financial Statements, the “Spinco Business Financial Statements”). The Spinco Business Financial Statements (1) have been derived from Remainco’s consolidated financial information and other books and records of the Remainco Group, (2) have been prepared in good faith by management of Remainco from source documentation subject to the controls and procedures of Remainco’s accounting systems, (3) were prepared in accordance with GAAP consistently applied based on the historic practices and accounting policies of Remainco (to the extent compliant with GAAP) throughout the periods involved, except as noted therein, and (4) conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for such periods. The books, records and other financial reports of Remainco relating to the operations of the Spinco Business used by Remainco as source documentation for the Spinco Business Financial Statements are correct in all material respects and have been maintained in accordance with sound business practices. The Spinco Business Financial Statements fairly present, in all material respects, the financial position, the results of operations and cash flows of the Spinco Business, in the aggregate, as of the dates thereof and for the periods presented; provided that (A) the Spinco Business has not operated on a separate standalone basis and has historically been reported within Remainco’s combined financial statements and (B) the Spinco Business Financial Statements assume certain allocated charges and credits, which do not necessarily reflect what the consolidated results of operations and financial positions would have been if the Spinco Business had been operated a standalone basis independently of the Remainco Retained Business during the periods presented. The Spinco Business Audited Financial Statements have been audited in accordance with AICPA auditing standards and with the auditing standards generally accepted in the United States by a PCAOB-registered auditor.

(b)            The members of the Spinco Group are not subject to any Liabilities of any nature whatsoever (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) as set forth in Section 2.6(b) of the Remainco Disclosure Letter or the Spinco Business Financial Statements; (ii) for those Liabilities that have been incurred by the members of the Spinco Group since the Spinco Reference Balance Sheet Date in the ordinary course of the Spinco Business consistent with past practice; (iii) for Remainco Retained Liabilities; (iv) for Liabilities under this Agreement or the Separation Agreement or incurred in connection with the Contemplated Transactions and in compliance with the Transaction Documents; and (v) for Liabilities that do not, individually or in the aggregate, exceed $7,500,000.

(c)            When delivered pursuant to Section 6.8, the Audited Financial Statements and the Interim Financial Statements will have been prepared in accordance with GAAP, consistently applied based on the historic practices and accounting policies of Remainco (to the extent compliant with GAAP) throughout the periods involved (except that the Interim Financial Statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which will be material), and fairly present in all material respects the financial position, results of operations and cash flows of the Spinco Business as of the dates and for the periods presented on the basis for the periods presented (subject to year-end adjustments, in the case of the Interim Financial Statements); provided that (i) the Spinco Business has not operated on a separate standalone basis and has historically been reported within Remainco’s combined financial statements and (ii) the Audited Financial Statements and the Interim Financial Statements assume certain allocated charges and credits, which do not necessarily reflect what the consolidated results of operations and financial positions would have been if the Spinco Business had been operated a standalone basis independently of the Remainco Retained Business during the periods presented. The Audited Financial Statements and the Interim Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for such periods.

(d)            Remainco has delivered or Made Available to Merger Partner and Buyer accurate and complete copies of all Remainco SEC Documents. All statements, reports, schedules, forms and other documents required to have been filed by Remainco or its officers with the SEC since the Lookback Date have been so filed on a timely basis. None of the members of the Spinco Group is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing) (i) each of the Remainco SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Remainco SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Remainco SEC Documents required by (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Remainco SEC Documents (collectively, the “Remainco Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Law.

(e)            The Remainco Group maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act with respect to the Remainco Group. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Remainco is reported on a timely basis to the individuals responsible for the preparation of Remainco Group filings with the SEC and other public disclosure documents. Remainco’s management has completed an assessment of the effectiveness of the Remainco Group’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended as of December 31, 2023, and such assessment concluded that such internal control system was effective. Remainco’s internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Remainco Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Remainco Group are being made only in accordance with authorizations of management and directors of Remainco; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Remainco Group’s assets that could have a material effect on its financial statements.

(f)            Remainco has disclosed, based on its assessment of internal controls as of the Spinco Reference Balance Sheet Date, to Remainco’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Remainco’s internal control over financial reporting with respect to the Spinco Business.

(g)            Remainco’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Remainco within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Remainco, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) thereunder. All non-audit services performed by Remainco’s auditors for the Remainco Group that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(h)            None of the information supplied or to be supplied by or on behalf of Remainco or Spinco for inclusion or incorporation by reference in the Merger Partner Proxy Statement will (i) at the time the Merger Partner Proxy Statement is filed with the SEC or (ii) after giving effect to any amendments or supplements that have theretofore been made thereto, (A) at the time the Merger Partner Proxy Statement is first mailed to the stockholders of Merger Partner or (B) at the time of the Merger Partner Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

2.7            Absence of Certain Changes. Except as contemplated by this Agreement or the other Transaction Documents (including the Separation), since December 31, 2023, (a) the members of the Remainco Group (to the extent related to the Spinco Business) have conducted the Spinco Business in all material respects in the ordinary course consistent with past practice, (b) there has not occurred any event or events that, individually or in the aggregate, have had or would reasonably be expected to have a Spinco Material Adverse Effect and (c) none of Remainco or any member of the Spinco Group has taken any action or failed to take any action that would constitute a breach of Sections 5.2(b)(iii), 5.2(b)(iv), 5.2(b)(vi), 5.2(b)(xii), 5.2(b)(xiii) (solely with respect to material waivers, amendments and terminations), 5.2(b)(xiv), 5.2(b)(xv), 5.2(b)(xvi), 5.2(b)(xvii) 5.2(b)(xix), 5.2(b)(xx), 5.2(b)(xxi), or 5.2(b)(xxiii) (solely with respect to the foregoing Sections) had such Sections been in effect from December 31, 2023.

2.8            Sufficiency of Assets; Title to Assets.

(a)            On the Closing Date (after giving effect to the Separation and assuming the receipt of all consents, approvals and authorizations under any Contracts, Intellectual Property, Laws and Permits, including relating to the matters set forth in Section 2.5(a) or Section 2.5(b) of the Remainco Disclosure Letter or as contemplated by Section 2.5), the Spinco Assets and the properties and rights of the members of the Spinco Group, taken together with the benefits of any alternative arrangements actually provided pursuant to Section 1.4 of the Separation Agreement, the services available from Remainco under the Transition Services Agreement and the licenses and agreements from Remainco under the Intellectual Property License Agreement, the IP License and Technology Agreements, the Real Estate Matters Agreement and the other Transaction Documents, will constitute all of the assets, rights and properties (other than Intellectual Property (which are addressed in Section 2.10(j)) and rights under Insurance Policies) necessary to conduct the Spinco Business immediately following the Closing Date in all material respects in substantially the same manner as the Spinco Business is being conducted as of the date hereof, as it has been conducted in the twelve (12) months prior to the date hereof and as conducted as of the Closing; provided that (i) nothing in this Section 2.8 shall be deemed to constitute a representation or warranty regarding (A) the adequacy of the amounts of cash or working capital (or the availability of the same), (B) whether the Spinco Employees who become (or remain) employed by a member of the Spinco Group following the Closing will be sufficient to permit Buyer and the members of the Spinco Group to conduct the Spinco Business immediately following Closing in all material respects in substantially the same manner as it is conducted immediately prior to Closing or (C) any infringement, misappropriation, dilution or violation of any Intellectual Property of any Third Party (which are addressed in Section 2.10); and (ii) the representations and warranties set forth in this Section 2.8 shall not be breached or inaccurate or deemed to be breached or inaccurate as a result of any Remedial Action taken with respect to Remainco or any member of the Spinco Group in accordance with Section 6.3 or for which Buyer has provided its written consent (including pursuant to Section 5.2). The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property included in the Spinco Assets are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except (i) for ordinary, routine maintenance and repairs or (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(b)            The members of the Spinco Group own as of the date hereof, or will own as of the Closing (assuming the consummation of the Separation Plan as in effect on the date hereof), and have as of the date hereof, or will have as of the Closing (assuming the consummation of the Separation Plan as in effect on the date hereof), good and valid title, in all material respects, to all assets purported to be owned by them, including (i) all assets reflected on the Spinco Business Financial Statements, including the Spinco Assets, except for assets sold or otherwise disposed of in the ordinary course of business since the Spinco Reference Balance Sheet Date, and (ii) all other assets reflected in the books and records of the members of the Spinco Group as being owned by a member of the Spinco Group. All of such assets are owned, or will be owned assuming the consummation of the Separation Plan (as in effect on the date hereof) by the members of the Spinco Group free and clear of any Encumbrances, except (A) where the failure to have such good and valid title results from any liens described in Section 2.8(b) of the Remainco Disclosure Letter or (B) any other Permitted Encumbrance. The members of the Spinco Group are the lessees of (or will be lessees of assuming the consummation of the Separation Plan (as in effect on the date hereof)), and hold valid leasehold interests in (or will hold valid leasehold interests in assuming the consummation of the Separation Plan (as in effect on the date hereof)), all personal property purported to have been leased by them, and the members of the Spinco Group enjoy (or will enjoy assuming the consummation of the Separation Plan (as in effect on the date hereof)) undisturbed possession of such leased personal property, except where the failure to have such valid leasehold interest results from any liens described in Section 2.8(b) of the Remainco Disclosure Letter, liens created or otherwise imposed by any Buyer Party or any other Permitted Encumbrance.

2.9            Real Property.

(a)            The members of the Spinco Group hold, or will hold (assuming the Separation is completed), valid fee simple title to the Spinco Owned Real Property set forth in Section 2.9(a) of the Remainco Disclosure Letter, in each case, free and clear of Encumbrances other than Permitted Encumbrances. Neither the whole nor any part of the Spinco Owned Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority and, to the Knowledge of Remainco, no such condemnation or other taking is threatened or contemplated. To the Knowledge of Remainco, all improvements constituting part of the Spinco Owned Real Property (i) comply with valid and current certificates of occupancy or similar Permits to the extent required by applicable Laws for the use thereof, (ii) are in good operating condition and repair (ordinary wear and tear excepted), (iii) are adequately served with all necessary utilities for the operation of the business of the Spinco Business in the ordinary course of business in all material respects, and (iv) have current uses and operations that do not violate in any material respect any Laws, covenants, conditions, restrictions, easements, licenses, permits, or agreements except in the case of clauses (i) through (iv), as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(b)            The members of the Spinco Group have, or will have after giving effect to the Contemplated Transactions described in or contemplated by the Separation Agreement and the Real Estate Matters Agreement, a valid leasehold interest (as lessee, sublessee, licensee or sublicensee) in all real property leased, licensed or otherwise used by the members of the Spinco Group (collectively with all buildings, structures, fixtures and other improvements leased thereunder, the “Spinco Leased Real Property”). After giving effect to the Contemplated Transactions described in or contemplated by the Separation Agreement and the Real Estate Matters Agreement, each of the leases or other Contracts relating to the Spinco Leased Real Property will create (or will have created) as of the Closing (i) a valid and subsisting leasehold interest, or valid right to use, of one of the members of the Spinco Group; (ii) a valid and binding obligation of such member of the Spinco Group free of Encumbrances (other than Permitted Encumbrances); and (iii) enforceable by and against such member of the Spinco Group in accordance with its terms except in the case of clauses (i) through (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole. None of the members of the Spinco Group, nor, to the Knowledge of Remainco, any other party to any such lease or other Contract (each, a “Spinco Real Property Lease”) is in breach or default under such Spinco Real Property Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Spinco Real Property Lease, except as individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole. Remainco has Made Available to Merger Partner and Buyer complete and correct copies of (A) all leases, licenses, subleases or other Contracts pursuant to which any member of the Spinco Group leases or uses (or intends to lease or use upon the Spinco Contribution) real property and (B) all subleases, licenses, occupancy agreements and other Contracts granting to any Person (other than any member of the Spinco Group ) a right of use or occupancy of any of the Spinco Leased Real Property in effect as of the date hereof. There are no material disputes with respect to any Spinco Real Property Lease. The Spinco Leased Real Property is adequately served with all necessary utilities for the operation of the business of the Spinco Business in the ordinary course of business in all material respects and has current uses and operations that do not violate in any material respect any Laws, covenants, conditions, restrictions, easements, licenses, permits, or agreements. Except as set forth in Section 2.9(b) of the Remainco Disclosure Letter, no consent of any lessor, sublessor, licensor or other third-party to a Spinco Real Property Lease is required in connection with the execution and delivery of this Agreement or the other Transaction Documents by the applicable members of the Spinco Group or the consummation of the Contemplated Transactions. Section 2.9(b) of the Remainco Disclosure Letter includes an accurate and complete list, as of the date hereof, of all Spinco Real Property Leases.

(c)            None of the members of the Remainco Group (to the extent related to the Spinco Business) owns, leases, subleases, licenses or occupies any real property other than the Spinco Real Property.

2.10            Intellectual Property.

(a)            Section 2.10(a) of the Remainco Disclosure Letter identifies, as of the date hereof, each item of Registered IP included in the Spinco Owned Intellectual Property (the “Spinco Registered IP”). For each item of Registered IP, Section 2.10(a) of the Remainco Disclosure Letter includes, where applicable, as of the date hereof (excluding with respect to internet domain names), (i) the current owner and the current registrant; (ii) the jurisdiction where the application, registration or issuance is filed; (iii) the application, registration or issue number; and (iv) the application, registration or issue date.

(b)            The Spinco Registered IP is, to the Knowledge of Remainco, subsisting, valid and enforceable. A member of the Remainco Group owns and has the right to transfer to the Spinco Group all Spinco Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, the Spinco Owned Intellectual Property is solely owned by a member of the Remainco Group free and clear of all Encumbrances, except for Permitted Encumbrances. The members of the Remainco Group (to the extent related to the Spinco Business) have taken commercially reasonable actions to maintain the confidentiality of all trade secrets and other material confidential information included in the Spinco Owned Intellectual Property.

(c)           To the Knowledge of Remainco, since the Lookback Date, the operation of the Spinco Business, including the sale of any products or the provision of any services by the members of the Spinco Group, has not infringed, misappropriated, diluted or violated any Intellectual Property of any third party. To the Knowledge of Remainco, since the Lookback Date, no Person has been or is engaging in any activity that infringes, misappropriates, dilutes or violates any of the Spinco Owned Intellectual Property.

(d)           There is no pending Action with respect to which any member of the Remainco Group (to the extent related to the Spinco Business) has been served with written notice, or any other Action pending or threatened in writing against any member of the Remainco Group (to the extent related to the Spinco Business) alleging that the operation of the Spinco Business as conducted since the Lookback Date, including the sale of any products or the provision of any services by the members of the Spinco Group, infringes, misappropriates, dilutes or violates the Intellectual Property of any third party in any manner which would, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(e)           Each current and former employee, consultant and contractor of any member of the Remainco Group (to the extent related to the Spinco Business) who materially contributed to the development of any material Spinco Owned Intellectual Property has executed a written Contract in a form substantially as that which has been provided by the Remainco Group (i) assigning all right, title, and interest of such employee, consultant or contractor in such developments to a member of the Remainco Group, as applicable, except where a member of the Remainco Group owns the Spinco Owned Intellectual Property by operation of law, and (ii) acknowledging confidentiality obligations that such employee, consultant or contractor has with respect to the treatment of confidential information of any confidential materials of the Spinco Group or any third party.

(f)            The members of the Remainco Group have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all trade secrets and material proprietary information pertaining to the Spinco Business and the products and services of the members of the Spinco Group.

(g)           The manner in which any Open Source Software is incorporated into, linked to or called by, or otherwise combined or distributed with any Spinco Owned Software has complied, in all materials respects, with the terms of the Open Source Software license applicable to such Software and does not, according to the terms of the license applicable to such Open Source Software, obligate any member of the Remainco Group (to the extent related to the Spinco Business) to disclose, make available, offer or deliver all or any portion of any source code of any such software product or service or any component thereof to any third party, other than the applicable Open Source Software.

(h)           No material source code for any Spinco Owned Software has been made available to any third party except for disclosures to third parties subject to written agreements containing reasonable protections of such source code.

(i)            No Spinco Owned Intellectual Property is subject to any outstanding judgment, injunction, Governmental Order, decree or agreement materially restricting any member of the Remainco Group’s (to the extent related to the Spinco Business) use or licensing thereof.

(j)            A member of the Remainco Group owns or otherwise has, and after giving effect to the Separation and the Intellectual Property License Agreement (and assuming the transfer of Spinco Employees to the applicable members of the Spinco Group and the receipt of all consents, approvals and authorizations under any Contracts, Intellectual Property and Permits set forth in Section 2.5(a) or Section 2.5(b) of the Remainco Disclosure Letter or as contemplated by Section 2.5) one of the members of the Spinco Group will have (including after giving effect to the contemplated transfers under the Separation Agreement and the Intellectual Property License Agreement), taken together with the benefits of any alternative arrangements provided pursuant to Section 2.5 of the Separation Agreement, the services available from Remainco under the Transition Services Agreement and the licenses from Remainco under the Intellectual Property License Agreement and the IP License and Technology Agreements, all Intellectual Property and Technology needed to conduct the Spinco Business immediately following the Closing Date in all material respects in substantially the same manner as it is being conducted as of the date hereof and as it has been conducted in the twelve (12) months prior to the date hereof and as conducted as of the Closing.

2.11            Contracts.

(a)            Section 2.11(a) of the Remainco Disclosure Letter contains a true and correct list of each of the following undischarged or unsatisfied Contracts in force as of the date hereof to which any member of the Remainco Group is a party that are primarily used in or primarily related to the Spinco Business or which are contemplated after giving effect to the Separation to be binding on a member of the Spinco Group (each such Contract, a “Spinco Material Contract”):

(i)            any Contract that involved during the twelve (12) months ended on the Spinco Reference Balance Sheet Date aggregate payments or receipts in excess of $25,000,000 by the Spinco Business or any Contract under which the Spinco Business reasonably expects to receive or make payments during the twelve (12) months ending on December 31, 2024 in excess of $25,000,000;

(ii)           any distribution, dealer, representative, agency or similar Contract that involved during the twelve (12) months ended on the Spinco Reference Balance Sheet Date, or is expected to involve during the twelve (12) months ending on December 31, 2024, aggregate payments in excess of $25,000,000, other than any such Contract that is terminable on less than sixty (60) days’ notice without penalty or payment in connection with termination (other than amounts accrued prior to such termination);

(iii)          any Contract that involved a non-affiliated Person license (as licensor or licensee) of Intellectual Property or Software to or from the Spinco Business that involved during the twelve (12) months ended on the Spinco Reference Balance Sheet Date, or is expected to involve during the twelve (12) months ending on December 31, 2024, aggregate payments in excess of $25,000,000, or pursuant to which any third party creates, develops or customizes Intellectual Property or Software material to the operation of the Spinco Business as conducted on the date hereof for or on behalf of the Spinco Business to the extent created, developed or customized exclusively in connection with the Spinco Business, except to the extent (A) any of the foregoing is shrink-wrap or off-the-shelf license for Software or (B) were entered into in the ordinary course of business consistent with past practice where such licenses were incidental to the transactions contemplated by such Contracts;

(iv)          any Contract that is material to the Spinco Business that (A) prohibits the Spinco Business from engaging or competing in any line of business, in any geography or with any Entity (other than any Contract that would otherwise be included in this clause solely because it requires any member of the Remainco Group with respect to the Spinco Business to operate in a geographic location where wager-based gaming is permitted by Laws, or with a Person properly licensed to sell or otherwise place wager-based games), (B) requires the Spinco Business to deal exclusively with any Person or contains “most favored nation” or similar provision in favor of the counterparty thereto, (C) is with a vendor, supplier or service provider and requires the Spinco Business to purchase a minimum amount of product or provide a minimum amount of revenue to the counterparty and was entered into outside the ordinary course of business or (D) was entered into outside the ordinary course of business and prohibits the Spinco Business from soliciting any customer of another Person;

(v)          any collective bargaining agreements (including any material memorandums of understanding), works council or similar labor Contracts with a labor union or works council or similar organization;

(vi)         any mortgage, deeds of trust, indenture, loan or credit agreement, security agreement or other agreement or instrument evidencing the Indebtedness of any member of the Spinco Group in excess of $10,000,000 (other than Indebtedness between members of the Spinco Group);

(vii)         any Contract that creates a strategic alliance, joint venture or partnership with a Person that is not a member of the Remainco Group, profit sharing or other similar Contract with respect to the Spinco Business and is material to the Spinco Business;

(viii)       any Contract to which any member of the Spinco Group is a party in favor of a credit support provider relating to a Credit Support Instrument with aggregate face amounts in excess of $20,000,000;

(ix)         any Contract for the pending acquisition or disposition of any business or Person with a purchase price in excess of $10,000,000 or any Contract with respect to any consummated acquisition or disposition of a business under which the Spinco Business has any future liability with respect to an “earn-out,” contingent purchase price, deferred purchase price or similar contingent payment obligations in excess of $10,000,000 individually;

(x)          any Contract with a Spinco Top Customer that provides for some or all of the payments from such Person that resulted in such Person being considered a Spinco Top Customer;

(xi)         any Contract with a Spinco Top Supplier that provides for some or all of the payments to such Person that resulted in such Person being considered a Spinco Top Supplier;

(xii)        any Contract with a Governmental Authority that is not a customer Contract and is material to the Spinco Business;

(xiii)        any Contract containing any future capital expenditure obligation of the members of the Spinco Group or the Spinco Business in excess of $5,000,000;

(xiv)        any Contract that restricts the ability of any member of the Spinco Group from pledging any of its assets or making a dividend or distribution to any holder of its Equity Interests; and

(xv)         any Contract with (A) a provider of transaction processing or settlement services for the funding of transfers initiated using products of the members of the Spinco Group; (B) any Person appointing any member of the Spinco Group to act as the agent or authorized delegate of such Person pursuant to any Money Services Laws; or (C) any Person providing services to the Spinco Group in connection with the purchase, sale, exchange, trading or custody of virtual currency or digital assets.

(b)            Remainco has delivered or Made Available to Merger Partner and Buyer an accurate and complete copy of each Spinco Material Contract. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, (i) each Spinco Material Contract is a legal, valid and binding obligation of a member of the Remainco Group (to the extent related to the Spinco Business), and, to the Knowledge of Remainco, each other party to such Spinco Material Contract, and is enforceable against the applicable member of the Remainco Group, and, to the Knowledge of Remainco, such other party, in accordance with its terms subject, in each case, to the effect of any Bankruptcy and Equity Exceptions, and (ii) neither the applicable member of the Remainco Group nor, to the Knowledge of Remainco, any other party to a Spinco Material Contract is in material default or breach of a Spinco Material Contract, and, to the Knowledge of Remainco, there does not exist any event, condition or omission that would constitute such a material default or breach by any member of the Remainco Group (whether by lapse of time or notice or both) under any Spinco Material Contract.

2.12            Compliance with Laws; Regulatory Matters.

(a)            Each member of the Remainco Group (to the extent related to the Spinco Business) is, and since the Regulatory Lookback Date has been, in compliance with all applicable Laws, including Laws relating to money transmission, virtual currency or other digital assets, consumer protection, credit reporting, data privacy, financial privacy, cybersecurity, securities Law matters, and payment services Law matters (including payment network rules) and Governmental Orders directly applicable to it, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole. Since the Regulatory Lookback Date, none of the members of the Remainco Group (to the extent related to the Spinco Business) have received any written notice or other written communication from any Governmental Authority or any written notice from any other Person (i) regarding any actual or possible violation of, or failure to comply with, any Law or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(b)            Since the Regulatory Lookback Date, none of the members of the Spinco Group have been in violation of Money Services Laws, or, to the extent applicable, denied a Money Services Permit or other Permit by any Governmental Authority or had any Money Services Permit or other Permit revoked or suspended.

(c)            Each member of the Remainco Group is, and at all times since the Regulatory Lookback Date has been, in compliance with all applicable Laws, including the Bank Secrecy Act and the USA PATRIOT Act, related to recordkeeping, reporting, and the prevention of money laundering or terrorist financing (collectively, the “Anti-Money Laundering Laws”). None of the members of the Remainco Group or any of their respective directors, officers, employees or, to the Knowledge of Remainco, agents designated by the applicable member of the Remainco Group to act on behalf of any member of the Spinco Group is in violation of any applicable Anti-Money Laundering Laws.

(d)            Since the Regulatory Lookback Date, none of the members of the Remainco Group (to the extent related to the Spinco Business) have (i) received written notice of any actual, alleged or potential violation of any Anti-Money Laundering Laws or (ii) been a party to or the subject of any pending (or to the Knowledge of Remainco, threatened) action, audit, or investigation, by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any applicable Anti-Money Laundering Laws.

(e)            The Remainco Group maintains, and has at all times since the Regulatory Lookback Date maintained, (i) an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering Laws and to prevent and detect violations of the Anti-Money Laundering Laws and (ii) an operational and effective anti-money laundering compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Money Laundering Laws.

2.13            Anti-Corruption Compliance; Trade Compliance.

(a)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Spinco Business or the Spinco Group, taken as a whole, since the Statutory Lookback Date, the members of the Remainco Group (to the extent related to the Spinco Business) and, to the Knowledge of Remainco, their respective agents, channel partners, Affiliates, distributors, resellers or other representatives to the extent related to any member of the Spinco Group or the Spinco Business and acting on their behalf, have complied in all respects with the Anti-Corruption Laws and International Trade Laws of each jurisdiction in which the members of the Remainco Group (to the extent related to the Spinco Business) operate. Since January 1, 2018, the members of the Remainco Group (to the extent related to the Spinco Business) have maintained accurate books and records and implemented adequate internal accounting controls and policies to enforce the Anti-Corruption Laws.

(b)            Except as would not reasonably be expected to be, individually or in the aggregate, material to the Spinco Business or the Spinco Group, taken as a whole, since the Statutory Lookback Date, none of the members of the Remainco Group (to the extent related to the Spinco Business) or, to the Knowledge of Remainco, their respective agents, channel partners, Affiliates, distributors, resellers or other representatives to the extent related to any member of the Spinco Group or the Spinco Business and acting on their behalf, (i) have directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, travel expense or entertainment) in the course of their actions for, or on behalf of, the Spinco Business payable to (A) any Person who is an official, officer, or employee of any Governmental Authority or of any existing or prospective customer (whether or not owned by a Governmental Authority); (B) any political party or official thereof; (C) any candidate for political or political party office; or (D) any other Person affiliated with any such customer, political party or official or political office, or (ii) have otherwise violated any Anti-Corruption Laws.

(c)            (i) Since the Statutory Lookback Date, the members of the Remainco Group (to the extent related to the Spinco Business) and their respective directors, officers, employees and, to the Knowledge of Remainco, agents, have complied with all applicable International Trade Laws; (ii) since the Statutory Lookback Date, none of the members of the Remainco Group (to the extent related to the Spinco Business) have (A) received written notice of any actual, alleged or potential violation of any International Trade Laws or (B) been a party to or the subject of any pending (or to the Knowledge of Remainco, threatened) action, audit, disclosure, or investigation, by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any International Trade Laws; (iii) none of the members of the Remainco Group (to the extent related to the Spinco Business) or any of their respective directors, employees, officers or, to the Knowledge of Remainco, agents, are Sanctioned Parties; and (iv) to the extent related to the Spinco Business, none of the members of the Remainco Group or any of their respective directors, officers or, to the Knowledge of Remainco, employees or agents have engaged in any transactions with or dealt with the property of Sanctioned Parties in violation of International Trade Laws.

2.14            Permits. Since the Lookback Date, the members of the Remainco Group have held, and after giving effect to the Separation (and assuming the receipt of all consents, approvals and authorizations under any Contracts and Permits, including relating to the matters set forth in Section 2.5(a) or Section 2.5(b)), the members of the Spinco Group will hold, all Permits necessary to enable the members of the Spinco Group to conduct the Spinco Business in the manner in which it is currently being conducted, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Spinco Business or the members of the Spinco Group. Since the Lookback Date, (a) all such Permits are valid and in full force and effect and (b) none of the members of the Remainco Group (to the extent related to the Spinco Business) is in default or violation, in any material respect, of any such Permits. Since the Lookback Date, none of the members of the Remainco Group (to the extent related to the Spinco Business) has received any written notice or written communication from any Governmental Authority regarding any default or violation in any material respect of any Permit. The foregoing representations and warranties set forth in this Section 2.14 shall not apply to Permits required under Environmental Laws, which are exclusively set forth in Section 2.17.

2.15            Tax Matters.

(a)            Each material Tax Return required to be filed by or on behalf of the respective members of the Spinco Group or with respect to the Spinco Business with any Governmental Authority with respect to any taxable period ending on or before the Closing Date (the “Spinco Company Returns”) (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Law. All material Taxes required to be paid by or with respect to the members of the Spinco Group have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)            No member of the Spinco Group and no Spinco Company Return is subject to an audit with respect to Taxes by any Governmental Authority. No extension or waiver of the limitation period applicable to any of the Spinco Company Returns has been granted (by Remainco, Spinco or any other Person), and no such extension or waiver has been requested from any member of the Spinco Group.

(c)            No claim or Action is pending, has been asserted in writing or, to the Knowledge of Remainco, has been threatened against or with respect to any member of the Spinco Group or with respect to the Spinco Business in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any member of the Remainco Group with respect to the Spinco Business with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the members of the Spinco Group and with respect to which adequate reserves for payment have been established on the Spinco Business Financial Statements). There are no liens for material Taxes upon any of the Spinco Assets except Permitted Encumbrances.

(d)            There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any member of the Spinco Group is a party, other than (i) the Tax Matters Agreement; (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes; and (iii) Contracts which solely involve any member of the Spinco Group.

(e)            No member of the Spinco Group has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f)            The members of the Spinco Group have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(g)            No written claim has ever been made by any Governmental Authority in a jurisdiction where a member of the Spinco Group does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h)            No member of the Spinco Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) entered into on or prior to the Closing Date; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring on or prior to the Closing Date; (iv) an installment sale or open transaction disposition made on or prior to the Closing Date; (v) a prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) Section 965 of the Code.

(i)            No member of the Spinco Group (i) has been a member of an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Tax Law), other than a group the common parent of which was a current member of the Spinco Group or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract (other than agreements or contracts entered into in the ordinary course of business and not primarily related to Taxes).

(j)            No member of the Spinco Group has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code, in each case, within the two (2)-year period ending on the date hereof.

(k)            Section 2.15 and, to the extent related to Tax matters, Section 2.16, contain the sole and exclusive representations and warranties of Remainco and Spinco herein with respect to Tax matters.

2.16            Benefit Arrangements; Labor Matters.

(a)            Section 2.16(a) of the Remainco Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each material Remainco Benefit Arrangement (to the extent related to any Spinco Employees) and each material Spinco Benefit Arrangement, and separately identifies each as such. Remainco has delivered or Made Available to Merger Partner and Buyer accurate and complete copies of the following with respect to each material Spinco Benefit Arrangement, as applicable: (i) the plan document (or, in the case of any unwritten Spinco Benefit Arrangement, a description of the material terms thereof), all related trust agreements, insurance contracts and policy documents, and any amendments thereto; (ii) the most recent summary plan description and any summaries of material modifications thereto; (iii) the three most recently filed annual reports (Form 5500 series), if any, with all corresponding schedules and financial statements attached thereto (including any related actuarial valuation report); (iv) the most recent IRS determination, advisory or opinion letter issued with respect to any Spinco Benefit Arrangement intended to be qualified under Section 401(a) of the Code; and (v) any material notices, letters or other correspondence with the IRS, the DOL, the Pension Benefit Guaranty Corporation or any other Governmental Authority. Remainco has delivered to Merger Partner and Buyer accurate and complete copies of the following with respect to each material Spinco Benefit Arrangement, as applicable: (A) the plan document or a description of the material terms and (B) the most recent IRS determination, advisory or opinion letter issued with respect to any Spinco Benefit Arrangement intended to be qualified under Section 401(a) of the Code.

(b)            None of the members of the Spinco Group or any of their respective ERISA Affiliates has ever maintained, contributed, had an obligation to contribute to, or had any Liability with respect to, (i) a “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Title IV or Section 302 of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) a “multiple employer plan” described in Section 413 of the Code. No Spinco Benefit Arrangement provides, and, with respect to the Spinco Employees, the members of the Spinco Group are not obligated to provide, or have an obligation to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Spinco Employee or any Spinco Former Employee, except as may be required by COBRA or other applicable Law. None of the members of the Spinco Group or any of their respective ERISA Affiliates have any material Liability on account of a violation of COBRA.

(c)            Each Spinco Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other Laws. Except as would not reasonably be expected to result in material liability to the members of the Spinco Group, (i) the members of the Spinco Group have timely performed all obligations required to be performed by it under each Spinco Benefit Arrangement; (ii) there are no Actions pending or, to the Knowledge of Remainco, threatened or reasonably anticipated with respect to any Spinco Benefit Arrangement, its assets or any fiduciary thereof (other than routine claims for benefits); and (iii) no event has occurred and no condition exists that would subject any member of the Spinco Group to any excise Tax, fine, Encumbrance, material penalty or other liability imposed by ERISA, the Code or any other applicable Law with respect to any Spinco Benefit Arrangement.

(d)            Each Spinco Benefit Arrangement that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter, or is the subject of an opinion or advisory letter, from the IRS, and to the Knowledge of Remainco, no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification.

(e)            Except as would not reasonably be expected to result in material liability to any member of the Spinco Group or the imposition of a material Tax on any Spinco Employee under Section 409A(a)(1)(B) of the Code, each Remainco Benefit Arrangement (to the extent related to any Spinco Employees) and Spinco Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance with Section 409A of the Code and has complied with applicable documentary requirements of Section 409A of the Code.

(f)            Except as set forth in Section 2.16(f) of the Remainco Disclosure Letter, none of the execution or delivery of this Agreement or the other Transaction Documents, the consummation of any of the Contemplated Transactions will, either alone or in conjunction with any other event, (i) entitle any Spinco Employee or any Spinco Former Employee to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Spinco Employee or any Spinco Former Employee; or (iii) accelerate the time of payment, funding or vesting of amounts due to any Spinco Employee or any Spinco Former Employee. No amount paid or payable by Remainco and its Affiliates (whether in cash, in property, or in the form of benefits) to any Spinco Employee as a result of the consummation of the Contemplated Transactions will, either alone or in conjunction with any other event, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Spinco Benefit Arrangement provides, and, with respect to the Spinco Employees, Remainco is not obligated to provide, or has an obligation to provide, compensation to any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(g)           With respect to each Benefit Arrangement maintained primarily for current and Spinco Former Employee located outside the United States (each, a “Spinco International Benefit Plan”), in all material respects, (i) if intended to qualify for special Tax treatment, each Spinco International Benefit Plan is so qualified; (ii) if required to be registered with a Governmental Authority, is so registered; and (iii) the fair market value of the assets of each Spinco International Benefit Plan, the liability of each insurer for any Spinco International Benefit Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date hereof, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. As of the Closing Date, each transfer of employment of a Spinco Employee from a member of the Remainco Group to a member of the Spinco Group (or applicable Spinco EOR (as defined in the Employee Matters Agreement)) implemented under the Separation Plan will comply in all material respects with applicable Law.

(h)          With respect to Spinco Employees, no member of the Remainco Group has been a party to, a sponsoring employer of, or otherwise is under any liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.

(i)            Remainco has provided to Merger Partner and Buyer a list as of July 1, 2024 of the Spinco Employees (by unique identifier), and including the following information pertaining to each such Spinco Employee: (i) job title; (ii) location of employment (including, for U.S. employees, state of residence); (iii) employing Entity; (iv) annual base salary or hourly rate of pay; (v) targets under short term incentive, long term incentive or sales incentive plan, to the extent applicable; (vi) employment status (active or on leave, and, if on leave, expected return date); (vii) date of commencement of employment; (viii) for U.S.-based employees, accrued and unused paid-time off; (x) for U.S. Spinco Employee, status as exempt or nonexempt under the federal Fair Labor Standards Act of 1938 (the “Fair Labor Standards Act ”) or similar state law; and (xi) whether covered by the terms of a collective bargaining agreement.

(j)            Remainco has provided to Merger Partner and Buyer a list as of July 1, 2024 of all independent contractors and consultants engaged by any member of the Remainco Group to perform work for the Spinco Business containing (i) country where engaged (including, for U.S. based contractors, state where work was performed); (ii) engaging Entity (or Entity such individual provides services to, if different); (iii) whether the individual is engaged directly or via an intermediary; and (iv) contract rate or amount paid to each such independent contractor or consultant, year to date in calendar year 2024. To the Knowledge of Remainco, no independent contractor or consultant performs services for the Spinco Business in the State of California.

(k)            To the Knowledge of Remainco, as of the date hereof, all Spinco Employees who are based and ordinarily working in the U.S. (the “U.S. Spinco Employees”) are authorized to work in the United States. Since the Statutory Lookback Date, each member of the Remainco Group has complied in all material respects with all applicable Laws regarding immigration and U.S. work authorization compliance, and, to the Knowledge of Remainco, has a valid Form I-9 on file for each U.S. Spinco Employee. To the Knowledge of Remainco, all Spinco Employees who are based and ordinarily working outside of the U.S. have the legal right to work in the country in which they are employed, and the members of the Remainco Group (to the extent related to the Spinco Business) have complied in all material respects with their respective obligations under applicable non-U.S. Laws with respect to such Spinco Employees.

(l)            As of the date hereof (and, except as would not, individually or in the aggregate be material to the Spinco Business, after the date hereof and prior to the Closing), (i) there are no strikes or work stoppages pending or, to the Knowledge of Remainco, threatened by any Spinco Employees; (ii)  no such strike or work stoppage involving Spinco Employees has occurred since the Lookback Date; and (iii) to the Knowledge of Remainco, there is no organizing activity by any union or labor organization as to any Spinco Employees.

(m)          Each member of the Remainco Group (to the extent related to the Spinco Business) is, and since the Lookback Date has been, in material compliance with all applicable Laws directly applicable to the Spinco Business respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, immigration, the WARN Act, plant closings and layoffs, the Fair Labor Standards Act, employment discrimination, equal opportunity, employee leave issues and unemployment insurance. Each member of the Reimainco Group (to the extent related to the Spinco Business) is, and since the Lookback Date has been, operating in a manner consistent in all material respects with the United Nations Convention on the Rights of the Child and International Labor Organization’s Minimum Age Convention (No. 138).

(n)            Except as set forth in Section 2.16(n) of the Remainco Disclosure Letter, (and, except as would not, individually or in the aggregate be material to the Spinco Business, after the date hereof and prior to the Closing), (i) there is no trade union recognized by, or works council, staff association or other employee representative body established by any member of the Remainco Group (to the extent related to the Spinco Business); (ii) there is no outstanding material dispute between any member of the Remainco Group (to the extent related to the Spinco Business) and any trade union, or, to the Knowledge of Remainco, threatened in writing; and (iii) there is no collective bargaining agreement or other labor arrangement in place or currently being negotiated with any trade union or employee representatives to which any member of the Remainco Group (to the extent related to the Spinco Business) is a party or subject. Since the Lookback Date, no member of the Remainco Group (to the extent related to the Spinco Business) has received any written requests for recognition from a trade union.

(o)            Except as set forth in Section 2.16(o) of the Remainco Disclosure Letter, (i) to the Knowledge of Remainco, since the Lookback Date, to the extent related to any Spinco Employee, the members of the Remainco Group have not received notice of any charge or complaint or of the intent to conduct an investigation (or notice that such an investigation is in progress) from, or pending before, any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, immigration, or occupational safety and health Laws, and (ii) there is no charge, complaint, lawsuit, or other proceeding pending or, to the Knowledge of Remainco, threatened against any member of the Remainco Group before any Governmental Authority by or on behalf of any Spinco Employee, any Spinco Former Employee or any applicant for employment as a Spinco Employee, in each case alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in the case of each of clause (i) and (ii), that would, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(p)            To the Knowledge of Remainco, since the Lookback Date, (i) no allegations of sexual or other harassment or misconduct have been made against any Spinco Employee with a title above Vice President and (ii) no Action is pending or threatened, and no settlement agreement has been entered into, with respect to any member of the Remainco Group involving allegations of sexual or other harassment or misconduct by any Spinco Employee, in each case, that, individually or in the aggregate, is reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

(q)            Except as set forth in Section 2.16(q)(i) of the Remainco Disclosure Letter, since the Lookback Date, no member of the Remainco Group (to the extent related to the Spinco Business) has implemented any employee layoffs or plant closings that would require notice under the WARN Act. No member of the Remainco Group (to the extent related to the Spinco Business) has any outstanding WARN Act liability. Section 2.16(q)(ii) of the Remainco Disclosure Letter, which shall be supplemented in advance of the Closing, contains an accurate and complete list of all employees who would be Spinco Employees if employed on the date hereof and who experienced an “employment loss” (as defined in the WARN Act) during the ninety (90) days prior to July 1, 2024 (and, with respect to the supplement, prior to the estimated Closing), listing for each such employee the date and nature of the employment loss and the individual’s position and work location.

(r)            Since the Lookback Date, the members of the Remainco Group (to the extent related to the Spinco Business) have not made, or started implementation of, any collective dismissals that have required or will require notification or consultation with any state authority, trade union, works or supervisory council, staff association or body representing or in relation to any of their employees.

2.17            Environmental Matters. Except as set forth in Section 2.17 of the Remainco Disclosure Letter, (a) each of the members of the Remainco Group (to the extent related to the Spinco Business) is, and at all times since the Regulatory Lookback Date has been, in compliance in all material respects with all Environmental Laws applicable to the Spinco Business, (b) each of the members of the Remainco Group (to the extent related to the Spinco Business) possess and are, and at all times since the Regulatory Lookback Date have been, in compliance in all material respects with all Environmental Permits that are required for the operation of the Spinco Business, (c) there are no Actions pending or, to the Knowledge of Remainco, threatened that seek the revocation, cancellation, or suspension of any of the Environmental Permits, (d) none of the members of the Remainco Group (to the extent related to the Spinco Business) have received any written notice, complaint or claim, and there are no Actions pending or, to the Knowledge of Remainco, threatened against any member of the Spinco Group or with respect to the Spinco Business, in each case, alleging a violation of or Liability (including any investigatory, remedial or corrective action liability) under any Environmental Law that, in each case, would reasonably be expected to result in material Liability to any member of the Spinco Group, (e) no member of the Remainco Group (to the extent related to the Spinco Business) is currently operating the Spinco Business subject to any Governmental Order addressing a violation of or Liability under any Environmental Law, (f) no member of the Remainco Group (to the extent related to the Spinco Business) has assumed by contract or, to the Knowledge of Remainco, by operation of law, any material Liability of any third party arising under any Environmental Law and (g) there has been no Release of Hazardous Materials by any member of the Remainco Group (to the extent related to the Spinco Business) or, to the Knowledge of Remainco, at, on, in, under or from (i) the Spinco Real Property, (ii) any real property formerly owned, leased, licensed, used or operated by any member of the Remainco Group (to the extent related to the Spinco Business) or (iii) at any facility to which any Hazardous Materials generated by the Spinco Business were sent for disposal, in each case of subclauses (i) through (iii), in a manner that could reasonably be expected to result in material liability under any Environmental Law. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties in this Section 2.17 and in Section 2.7 shall be the sole representations and warranties of Remainco and Spinco with respect to environmental matters, Environmental Laws, Environmental Permits or Hazardous Materials.

2.18            Insurance. Except as would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole, each Insurance Policy and Self-Insurance program and arrangement relating to the Spinco Business and the members of the Spinco Group is binding and in full force and effect. With respect to each such Insurance Policy, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Spinco Business or the Spinco Group, taken as a whole, (i) all premiums with respect thereto are currently paid; (ii) none of the members of the Remainco Group is in breach or default and, to the Knowledge of Remainco, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy; (iii) none of Remainco or any member of the Spinco Group has received any written notice of cancellation or non-renewal of the policy; and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

2.19            Absence of Litigation.

(a)            Except as set forth in Section 2.19(a) of the Remainco Disclosure Letter, (i) there are no Actions pending or, to the Knowledge of Remainco, threatened, against any member of the Remainco Group relating to the Spinco Business which would, individually or in the aggregate, reasonably be expected to have a Spinco Material Adverse Effect and (ii) as of the date hereof, there are no Actions pending or, to the Knowledge of Remainco, threatened, against any member of the Remainco Group relating to the Spinco Business alleging Liabilities or Losses in excess of $1,000,000.

(b)            As of the date hereof, there are no Actions pending or, to the Knowledge of Remainco, threatened against any member of the Remainco Group that question the validity of, or seek injunctive relief with respect to, any of the Transaction Documents or the right of any member of the Remainco Group to enter into any of the Transaction Documents.

(c)            No member of the Spinco Group is a party to or subject to the provisions of any Governmental Order that would reasonably be expected, individually or in the aggregate, to be material to the Spinco Business or the Spinco Group, taken as a whole.

(d)            As of the date hereof, no member of the Spinco Group is a party to or subject to the provisions of any Governmental Order that would reasonably be expected to prevent or materially delay, materially interfere with or materially impair (i) the consummation by the members of the Remainco Group of the Contemplated Transactions or (ii) the compliance by any member of the Remainco Group with the Transaction Documents.

2.20            Customers and Suppliers.

(a)            Section 2.20(a) of the Remainco Disclosure Letter sets forth (i) a correct and complete list identifying the top ten (10) customers of the Spinco Business, measured by revenue recognized by the Spinco Business on a combined basis during the one (1)-year period ended on the Spinco Reference Balance Sheet Date (collectively, the “Spinco Top Customers”); and (ii) a correct and complete list identifying the top ten (10) suppliers of the Spinco Business, measured by expense incurred by the Spinco Business on a combined basis during the one (1)-year period ended on the Spinco Reference Balance Sheet Date (collectively, the “Spinco Top Suppliers”).

(b)            Since the Spinco Reference Balance Sheet Date through the date hereof, to the Knowledge of Remainco, Remainco has not received, from any Spinco Top Customer or Spinco Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Spinco Top Customer’s or Spinco Top Supplier’s relationship with any member of the Remainco Group (to the extent related to the Spinco Business) or (ii) indicating a material breach of the terms of any Contracts with such Spinco Top Customer, or Spinco Top Supplier, in each case, except as, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole.

2.21            Financial Advisors. Remainco is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial advisors or other Person acting in a similar capacity in connection with the transactions contemplated by any of the Transaction Documents based upon arrangements made by or on behalf of Remainco or any of its Affiliates, including Spinco.

2.22            Takeover Statutes. As of the date hereof, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which any member of the Remainco Group is a party or otherwise is bound. The Contemplated Transactions are and, as of the Closing, shall be exempt from any such stockholder rights plan, “poison pill,” anti-takeover plan or other similar device adopted prior to the Closing to which any member of the Remainco Group is a party or otherwise is bound. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder,” “stockholder protection” or other similar anti-takeover law applicable to Remainco or Spinco enacted under Law applies to this Agreement, the Merger or any other Contemplated Transactions.

2.23            Data Privacy and Information Security.

(a)            The members of the Remainco Group (to the extent related to the Spinco Business) and, to the Knowledge of Remainco, its Data Processors and other Persons with whom the Remainco Group (to the extent related to the Spinco Business) has shared Personal Data, in each case since the Lookback Date, (i) have complied with applicable Privacy Laws, Spinco Company Privacy Policies and other Contracts relating to the collection, use, protection, or processing of Spinco IT Systems or Spinco Company Data, (ii) have not suffered and are not currently suffering a Security Incident and (iii) have not been subject to any complaints, litigation or regulatory investigations or enforcement actions from any Person or Governmental Authority and have not received any notices or inquiries alleging noncompliance with any applicable Privacy Laws in each case, except in the case of each of clause (i) through (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole. To the Knowledge of Remainco, neither the execution, delivery or performance of any of the Transaction Documents, nor the consummation of the Contemplated Transactions, violate any Privacy Laws or Spinco Company Privacy Policies, except as, individually or in the aggregate, would not reasonably be expected to (A) be material to the Spinco Business or the Spinco Group, taken as a whole or (B) prevent or materially delay, materially interfere with or materially impair (1) the consummation by the members of the Remainco Group of the Contemplated Transactions or (2) the compliance by any member of the Remainco Group with the Transaction Documents. When any member of the Spinco Group uses a Data Processor to Process Personal Data, the relevant Data Processor has provided guarantees, warranties or covenants in relation to the Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the relevant member of the Spinco Group’s material compliance with applicable Privacy Law.

(b)            The members of the Remainco Group (to the extent related to the Spinco Business) have established and maintain a Spinco Information Security Program, and since the Lookback Date there have been no material violations of the Spinco Information Security Program. The Spinco Information Security Program has been assessed and tested on a no less than annual basis; all critical and high risks and vulnerabilities have been remediated; and the Spinco Information Security Program has proven sufficient and compliant with applicable Privacy Laws in all material respects. The Spinco IT Systems currently used by the members of the Remainco Group (to the extent related to the Spinco Business) are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the Spinco Business. All Spinco Company Data will continue to be available for Processing by the relevant member of the Spinco Group following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

2.24            Affiliate Transactions.

(a)            Section 2.24(a) of the Remainco Disclosure Letter sets forth a true and correct list, as of the date hereof, of all material Contracts between a member of the Spinco Group, on the one hand, and a member of the Remainco Group (other than a member of the Spinco Group) or any director, officer or equityholder of any member of the Remainco Group, on the other hand, that will not terminate at the Closing (in each case, other than any Benefit Arrangement).

(b)            Section 2.24(b) of the Remainco Disclosure Letter sets forth a true and correct list and amount, as of the date hereof, of each intercompany loan, note, advance, receivable and payable, in each case, between a member of the Spinco Group, on one hand, and a member of the Remainco Group (other than a member of the Spinco Group) or any director, officer or equityholder of any member of the Remainco Group, on the other hand, that will not be settled, terminated or extinguished as of the Closing (in each case, other than any Benefit Arrangement).

(c)            Section 2.24(c) of the Remainco Disclosure Letter sets forth a true and correct list and amount, as of the date hereof of any Shared Contract with aggregate payments by the member of the Remainco Group that were allocated by Remainco to the Spinco Business or a member of the Spinco Group that were in excess of $2,500,000 during the twelve (12) months ended on the Spinco Reference Balance Sheet Date (other than Shared Contracts that (A) are Remainco Retained Assets and relate to services to be provided by members of the Remainco Group under the Transition Services Agreement or (B) relate to enterprise-wide or other administrative services of the Remainco Group prior to the Equity Sale Closing Time).

(d)            Immediately after the Closing, except for the Delta Support Agreement, there will not be any Contracts between a member of the Spinco Group, on the one hand, and Delta or any of its Subsidiaries (other than members of the Remainco Group), directors, officers or equityholders holding greater than five (5%) of the Equity Interests in Delta, on the other hand.

2.25            Acknowledgement by Remainco and Spinco. Neither Remainco nor Spinco is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III, in Article IV or in any of the other Transaction Documents, in each case, to the extent made to Remainco or Spinco. The representations and warranties by Merger Partner contained in Article III, by Buyer and Buyer Sub contained in Article IV, or by any of them in any of the other Transaction Documents, in each case, to the extent made to Remainco or Spinco, constitute the sole and exclusive representations and warranties of Merger Partner and the members of the Merger Partner Group, of Buyer and Buyer Sub and of each of their respective Representatives in connection with the Contemplated Transactions, and each of Remainco and Spinco understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Merger Partner, Buyer and Buyer Sub. Without limiting the generality of the foregoing, each of Remainco and Spinco acknowledges that, except for the representations and warranties of Merger Partner contained in Article III, of Buyer and Buyer Sub contained in Article IV or of any of them in any of the other Transaction Documents, in each case, to the extent made to Remainco or Spinco, no representations or warranties are made by Merger Partner, Buyer, Buyer Sub or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Remainco or Spinco or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Remainco or Spinco or any of their respective Representatives. Notwithstanding the foregoing, nothing in this Section 2.25 shall limit Remainco’s rights and remedies in the event of Fraud.

2.26            Gaming Approvals and Licensing Matters.

(a)            As of the date hereof, none of Spinco Business Required Gaming Licensees has ever been denied a gaming license, approval, or related finding of suitability by any Gaming Authority or had any gaming license or approval revoked, suspended or denied, except for such denials, suspensions or revocations that, individually or in the aggregate, would not reasonably be expected to be material to the Spinco Business or the Spinco Group, taken as a whole. To the Knowledge of Remainco, there are no facts or circumstances with respect to any Spinco Business Required Gaming Licensee that have had or would reasonably be expected to have a Spinco Material Adverse Effect.

(b)            There are no conditions, constraints, limitations or qualifications existing with respect to any gaming license or approval previously granted to Remainco or any of its Affiliates (including, for purposes of this sentence, Delta and its Affiliates), in respect of the ownership, management and operation of the Spinco Business that materially affect the ownership, management or operation of the Spinco Business, other than those that are generally applicable to similar licensed gaming businesses. The members of the Remainco Group with respect to the Spinco Business are in compliance with all Gaming Laws applicable to the Spinco Business in all material respects.

2.27            Spinco. Spinco was formed solely for the purpose of engaging in the transactions contemplated by the Existing Agreements and the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by the Existing Agreements and the Contemplated Transactions. As of the date hereof, Spinco does not have any assets or liabilities other than those incident to its formation or related to the evaluation, negotiation and execution of the Existing Agreements and the Transaction Documents.

2.28            Solvency. Immediately after giving effect to the Contemplated Transactions, the Remainco Group (excluding, for the avoidance of doubt, the members of the Spinco Group) will be Solvent. No transfer of property is being made by any member of the Remainco Group and no obligation is being incurred by any member of the Remainco Group in connection with the Contemplated Transactions with the actual intent to hinder, delay or defraud either present or future creditors of Remainco or any other member of the Remainco Group.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except as set forth (a) in the part or subpart of the Merger Partner Disclosure Letter corresponding to the particular Section or subsection in this Article III in which such representation and warranty appears, (b) in any other part or subpart of the Merger Partner Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other representation and warranty and (c) other than with respect to the representations and warranties in Section 3.3 (Capitalization), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.5 (Non-Contravention; Consents), Section 3.21 (Vote Required), Section 3.22 (Financial Advisors) and Section 3.23 (Takeover Statutes), any information set forth in the Merger Partner SEC Documents filed on the SEC’s EDGAR database on or after the Lookback Date and publicly available at least three (3) Business Days prior to the date hereof (the “Qualifying Merger Partner SEC Documents ”) (but excluding any supplements or amendments thereto to the extent such supplement or amendment is not publicly filed prior to the date hereof) to the extent it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty, other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature, Merger Partner hereby represents and warrants to Remainco, Spinco, Buyer and Buyer Sub as follows:

3.1            Subsidiaries; Due Organization.

(a)            Section 3.1(a) of the Merger Partner Disclosure Letter identifies, as of the date hereof, each Entity that is a Subsidiary of Merger Partner and indicates its jurisdiction of organization.

(b)

(i)            Merger Partner is an Entity duly organized and validly existing under the laws of the state of Delaware. Merger Partner is in good standing under the laws of the state of Delaware, and has all necessary corporate or other Entity right, power and authority (A) to conduct its business in the manner in which its business is currently being conducted; (B) to own and use its assets in the manner in which such assets are currently owned and used; and (C) to perform its obligations under all Contracts by which it is bound, other than in the case of clauses (A) through (C) as, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Merger Partner Group to consummate the Contemplated Transactions.

(ii)            Each member of the Merger Partner Group (other than Merger Partner) is (or, if formed after the date hereof, shall be at the Merger Effective Time) an Entity duly organized and validly existing under the laws of the jurisdiction of its organization. Each member of the Merger Partner Group (other than Merger Partner) is in good standing (to the extent that the laws of the jurisdiction of its organization recognize the concept of good standing or any similar concept) under the laws of the jurisdiction of its organization, and has all necessary corporate or other Entity right, power and authority (A) to conduct its business in the manner in which its business is currently being conducted; (B)  to own and use its assets in the manner in which such assets are currently owned and used; and (C) to perform its obligations under all Contracts by which it is bound, other than in the case of clauses (A) through (C) as, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Merger Partner Group to consummate the Contemplated Transactions.

(c)            Each member of the Merger Partner Group is (or, if formed after the date hereof, shall be at the Merger Effective Time) qualified to do business as a foreign corporation, and is in good standing (to the extent that the laws of the applicable jurisdiction recognize the concept of good standing or any similar concept), under the laws of all jurisdictions where the nature of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of any member of the Merger Partner Group to consummate the Contemplated Transactions.

3.2            Certificate of Organization and Other Governing Documents. Merger Partner has delivered or Made Available to Remainco and Buyer accurate and complete copies of the Organizational Documents of the members of the Merger Partner Group, including all amendments thereto as in effect on the date hereof. Merger Partner and each member of the Merger Partner Group has complied with its Organizational Documents except for such non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

3.3            Capitalization.

(a)            The authorized capital stock of Merger Partner consists of 550,000,000 shares of capital stock, consisting of 500,000,000 shares of Merger Partner Common Stock and 50,000,000 shares of preferred stock (“Merger Partner Preferred Stock”). As of the close of business on July 18, 2024 (the “Merger Partner Specified Time”), (i) 85,137,909 shares of Merger Partner Common Stock were issued and outstanding; (ii) 39,451,042 shares of Merger Partner Common Stock were held in the treasury of Merger Partner and none were held by any other member of the Merger Partner Group; (iii) no shares of Merger Partner Preferred Stock were issued and outstanding or held in the treasury of Merger Partner; (iv) 2,104,536 shares of Merger Partner Common Stock were subject to outstanding Merger Partner RSUs; (v) 1,013,930 shares of Merger Partner Common Stock were subject to outstanding Merger Partner PSUs, assuming performance at target level; and (vi) 4,256,444 shares of Merger Partner Common Stock were subject to outstanding Merger Partner Options. As of the date hereof and as of the Merger Partner Specified Time, all of the outstanding shares of Merger Partner Common Stock have been and will be duly authorized and validly issued, and are and will be fully paid and nonassessable.

(b)            Merger Partner has delivered or Made Available to Remainco and Buyer a complete and accurate list that sets forth the following information with respect to Merger Partner Equity Awards held by each Merger Partner Employee as of the Merger Partner Specified Time: (i) the type of such Merger Partner Equity Award (i.e., whether a Merger Partner Option, Merger Partner RSU or Merger Partner PSU); (ii) the name of the Merger Partner Equity Plan under which the Merger Partner Equity Award was issued; (iii) the number of shares of Merger Partner Common Stock subject to such Merger Partner Equity Award; (iv) the per share exercise price (if any) of such Merger Partner Equity Award; (v) the applicable vesting schedule in respect of such Merger Partner Equity Award; (vi) the number of shares of Merger Partner Common Stock which are vested and unvested with respect to the Merger Partner Equity Award; (v) the grant date of the Merger Partner Equity Award; and (vi) the expiration date of the term of such Merger Partner Equity Award (if applicable).

(c)            Except for Merger Partner Options, Merger Partner RSUs and Merger Partner PSUs, and except as permitted under Section 5.3(b)(vii), there are no outstanding or existing (i) securities of any member of the Merger Partner Group convertible into or exchangeable for Equity Interests of any member of the Merger Partner Group; (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) binding on any member of the Merger Partner Group that relate to the issued or unissued Equity Interests of any member of the Merger Partner Group; (iii) obligations of any member of the Merger Partner Group to repurchase, redeem or otherwise acquire any Equity Interests of any member of the Merger Partner Group or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other member of the Merger Partner Group; (iv) phantom stock, restricted stock units or other contractual rights binding on any member of the Merger Partner Group the value of which is determined in whole or in part by reference to the value of any Equity Interests of any member of the Merger Partner Group and there are no outstanding stock appreciation rights issued by any member of the Merger Partner Group with respect to the Equity Interests of any member of the Merger Partner Group; (v) voting trusts or other agreements or understandings to which any member of the Merger Partner Group or any of their directors or officers is a party with respect to the voting of Equity Interests of any member of the Merger Partner Group; or (vi) bonds, debentures, notes or other indebtedness of any member of the Merger Partner Group having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equityholders of any member of the Merger Partner Group may vote.

(d)            Since the Merger Partner Specified Time, Merger Partner has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except (i) as permitted by Section 5.3 or (ii) pursuant to the vesting of Merger Partner Options, Merger Partner RSUs or Merger Partner PSUs described in Section 3.3(a) or Section 3.3(b) in accordance with their terms as in effect as of the Merger Partner Specified Time. Except as permitted after the date hereof pursuant to Section 5.3, there are no employees, directors, independent contractors or other service providers with an offer letter, other employment Contract or other arrangement or Contract that contemplates a grant of options to purchase Merger Partner Common Stock or other equity or equity-based awards with respect to Merger Partner Common Stock, or who has otherwise been promised options to purchase Merger Partner Common Stock or other securities of Merger Partner or other equity or equity-based awards with respect to Merger Partner Common Stock or other securities of Merger Partner, which options or other awards have not been granted as of the Merger Partner Specified Time. All outstanding shares of Merger Partner Common Stock, all Merger Partner Equity Awards and all other outstanding securities of the members of the Merger Partner Group have been issued and granted in compliance in all material respects with (A) all applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts.

(e)            All outstanding shares of Merger Partner Common Stock, and all Merger Partner Equity Awards and other outstanding Equity Interests of the members of the Merger Partner Group, have been issued and granted in compliance in all material respects with (i) all applicable securities Laws and (ii) all requirements set forth in applicable Organizational Documents and were not issued in violation of any preemptive or participation rights. All of the outstanding Equity Interests of each member of the Merger Partner Group have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the outstanding Equity Interests of each member of the Merger Partner Group are beneficially and of record, directly or indirectly, owned by a member of the Merger Partner Group free and clear of any material Encumbrances, other than restrictions under applicable securities Laws or set forth in their respective Organizational Documents.

(f)            Except for its interests in the other members of the Merger Partner Group, Merger Partner does not own, directly or indirectly, any Equity Interests in, other Entities with an aggregate value in excess of $2,500,000. No member of the Merger Partner Group has any obligation in connection with any joint venture, investment Contract or similar Contract to contribute or loan any funds to other Persons in excess of $2,500,000 individually or in the aggregate.

(g)            Except for the Merger Partner Options, Merger Partner RSUs and Merger Partner PSUs referred to in Section 3.3(a) or granted after the date hereof in accordance with Section 5.3(b)(vii), (i) none of the Equity Interests of any member of the Merger Partner Group are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right and none of the outstanding securities of any of members of the Merger Partner Group were issued in violation of any preemptive or participation rights; (ii) none of the outstanding Equity Interests of any member of the Merger Partner Group is subject to any right of first refusal; (iii) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of or from granting any option or similar right with respect to, any Equity Interests of any member of the Merger Partner Group; and (iv) none of the members of the Merger Partner Group is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Equity Interests of any member of the Merger Partner Group.

3.4            Authority; Binding Nature of Agreement. Merger Partner has all requisite corporate power and authority to enter into and perform their respective obligations under the Transaction Documents, as applicable, to which it is or will be a party and, subject to obtaining the Required Merger Partner Stockholder Vote, has all requisite corporate or other Entity right, power and authority to consummate the Contemplated Transactions. The Merger Partner Board (at a meeting duly called and held and not subsequently rescinded or modified in any way) has (a) determined and declared that this Agreement, the other Transaction Documents and the Merger are advisable and in the best interests of Merger Partner and its stockholders (such determination by the Merger Partner Board, the “Merger Partner Board Determination”); (b) authorized and approved the execution, delivery and performance of the Transaction Documents by Merger Partner; and (c) recommended the adoption of this Agreement by the holders of Merger Partner Common Stock and directed that this Agreement be submitted for adoption by Merger Partner’s stockholders at the Merger Partner Stockholders’ Meeting. This Agreement has been duly executed and delivered by Merger Partner, and assuming the due authorization, execution and delivery of this Agreement by Remainco, Spinco, Buyer and Buyer Sub, this Agreement constitutes a legal, valid and binding obligation of Merger Partner, enforceable against Merger Partner in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the Tax Matters Agreement have been duly executed and delivered by the members of the Merger Partner Group that are or will be party thereto, and assuming the due authorization, execution and delivery of such agreements by the applicable members of the Remainco Group and the applicable Buyer Parties, each such agreement does constitute a legal, valid and binding obligation of each member of the Merger Partner Group party thereto, as applicable, enforceable against each of them party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

3.5            Non-Contravention; Consents.

(a)            Assuming compliance with the HSR Act and all applicable foreign Antitrust Laws and FDI Laws, the listing requirements of the NYSE and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to the applicable provisions of the DGCL, and provided that all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken, except as set forth in Section 3.5(a) of the Merger Partner Disclosure Letter, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of any of the Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time), (i) require a consent or approval under, contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of (A) Merger Partner or (B) any of the other members of the Merger Partner Group, except, in the case of clause (B), where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to (1) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Merger Partner Group of the Merger or any of the other material Contemplated Transactions; (ii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy to obtain any relief under, any Law or any Governmental Order to which any member of the Merger Partner Group, or any of the assets owned or used by any member of the Merger Partner Group, is subject, except where such contravention, conflict, violation, challenge or remedy, individually or in the aggregate, would not reasonably be expected to (1) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Merger Partner Group of the Merger or any of the other material Contemplated Transactions; (iii) contravene, conflict with or result in a violation of any of the terms or requirements of any Permit that is held by any member of the Merger Partner Group or that relates to the Merger Partner Business or to any of the assets owned or used by any member of the Merger Partner Group, except where such contravention, conflict or violation, individually or in the aggregate, would not reasonably be expected to (A) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (B) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Merger Partner Group of the Merger or any of the other material Contemplated Transactions; or (iv) require a consent or approval under, contravene, conflict with or result in a violation or breach of, or result in a termination (or right of termination) or default under, any provision of any Merger Partner Material Contract, or give any Person the right to, (A) declare a default or exercise any remedy under any such Merger Partner Material Contract; (B) accelerate the maturity or performance of any such Merger Partner Material Contract (other than any Merger Partner Benefit Arrangement); (C) cancel, terminate or modify any right, benefit, obligation or other term of such Merger Partner Material Contract; or (D) result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any member of the Merger Partner Group or the Merger Partner Business, in each case, except where such consent, approval, contravention, conflict, violation, default, acceleration, cancellation, termination, modification or Encumbrance, individually or in the aggregate, would not reasonably be expected to (1) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Merger Partner Group of the Merger or any of the other material Contemplated Transactions.

(b)            Except (i) as set forth in Section 3.5(b) of the Merger Partner Disclosure Letter, or (ii) as may be required by the Securities Act, the Exchange Act (including the filing of the Merger Partner Proxy Statement with the SEC), state securities Laws or “blue sky” Laws, the DGCL (including the Required Merger Partner Stockholder Vote), the receipt of Governmental Approvals under the HSR Act, Gaming Laws, all applicable foreign Antitrust Laws and FDI Laws, Financial Services Laws, the listing requirements of the NYSE and those matters, regulatory Consents, approvals and waivers set forth in Section 3.5(c) of the Merger Partner Disclosure Letter (which shall include a list of all Consents required under any Money Services Laws), no member of the Merger Partner Group is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (A) the execution, delivery or performance of this Agreement or the other Transaction Documents or (B) the consummation of any of the Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to (1) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (2) prevent or materially delay, materially interfere with or materially impair the consummation by the members of the Merger Partner Group of the Merger or any of the other material Contemplated Transactions.

(c)            Section 3.5(c) of the Merger Partner Disclosure Letter sets forth each jurisdiction in which each member of the Merger Partner Group holds any Money Services Permits and other Permits that are required for each member of the Merger Partner Group (as applicable) to operate the Merger Partner Business and indicates whether any Consent or approval from, or notice to or registration with, any Governmental Authority is required in connection with the change of control of the Merger Partner Business as a result of or in connection with the Contemplated Transactions. To the extent that any member of the Merger Partner Group engages in activities in any jurisdiction, directly or indirectly through agents, authorized delegates, or other third parties, involving money transmission, the sale of payment instruments, the issuance, sale or loading of prepaid or stored value, the cashing of checks or the sale, exchange, trading or custody of virtual currency or other digital assets and such activity is not conducted pursuant to a Money Services Permit of such member of the Merger Partner Group, Section 3.5(c) of the Merger Partner Disclosure Letter sets forth each contractual or other arrangement currently in place upon which such member of the Merger Partner Group relies as a basis for engaging in such conduct in such jurisdiction without a Money Services Permit.

3.6            SEC Filings; Financial Statements.

(a)            Merger Partner has delivered or Made Available to Remainco and Buyer accurate and complete copies of all registration statements, proxy statements, Merger Partner Certifications and other statements, reports, schedules, forms and other documents filed by Merger Partner with the SEC, including all amendments or supplements thereto, since the Lookback Date (collectively, the “Merger Partner SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Merger Partner or its officers with the SEC since the Lookback Date have been so filed on a timely basis. No member of the Merger Partner Group other than Merger Partner is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), (i) each of the Merger Partner SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and (ii) none of the Merger Partner SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Merger Partner SEC Documents required by (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Merger Partner SEC Documents (collectively, the “Merger Partner Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Law.

(b)            The financial statements (including any related notes) contained or incorporated by reference in the Merger Partner SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which will be material); and (iii) fairly present, in all material respects, the consolidated financial position of the Merger Partner Group as of the respective dates thereof and the consolidated results of operations and cash flows of the Merger Partner Group for the periods covered thereby. No financial statements of any Person other than the members of the Merger Partner Group are required by GAAP to be included in the consolidated financial statements of Merger Partner. There are no comments from the SEC or its staff pending with respect to any statements, reports, schedules, forms or other documents filed by Merger Partner with the SEC that remain outstanding and unresolved. The members of the Merger Partner Group are not subject to any Liabilities of any nature whatsoever (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except (A) as set forth in Section 3.6(b) of the Merger Partner Disclosure Letter or those liabilities that are reflected or reserved for in the latest balance sheet included in the Merger Partner SEC Documents filed with the SEC prior to the date hereof; (B) for those Liabilities that have been incurred by the members of the Merger Partner Group since the Merger Partner Reference Balance Sheet Date in the ordinary course of the Merger Partner Business consistent with past practice; (C) for Liabilities under this Agreement or the Separation Agreement or incurred in connection with the Contemplated Transactions and in compliance with the Transaction Documents; and (D) for Liabilities that do not, individually or in the aggregate, exceed $3,750,000.

(c)            Merger Partner maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Merger Partner is reported on a timely basis to the individuals responsible for the preparation of Merger Partner’s filings with the SEC and other public disclosure documents. Merger Partner’s management has completed an assessment of the effectiveness of Merger Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and such assessment concluded that such internal control system was effective. Merger Partner’s internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Merger Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Merger Partner are being made only in accordance with authorizations of management and directors of Merger Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Merger Partner’s assets that could have a material effect on its financial statements.

(d)            Merger Partner has disclosed, based on its assessment of internal controls as of the Merger Partner Reference Balance Sheet Date, to Merger Partner’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Merger Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Merger Partner’s internal control over financial reporting.

(e)            Merger Partner’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Merger Partner within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Merger Partner, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the PCAOB thereunder. All non-audit services performed by Merger Partner’s auditors for the Merger Partner Group that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(f)            None of the information supplied or to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the Merger Partner Proxy Statement will (i) at the time the Merger Partner Proxy Statement is filed with the SEC or (ii) after giving effect to any amendments or supplements that have theretofore been made thereto, (A) at the time the Merger Partner Proxy Statement is first mailed to the stockholders of Merger Partner or (B) at the time of the Merger Partner Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Merger Partner Proxy Statement will, at the time the Merger Partner Proxy Statement is mailed to the stockholders of Merger Partner or at the time of the Merger Partner Stockholders’ Meeting (or any adjournment or postponement thereof), comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. For the avoidance of doubt, no representation or warranty is made by Merger Partner with respect to any statements made or incorporated by reference in the Merger Partner Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Remainco or Spinco or by Buyer or Buyer Sub or any of its Affiliates for inclusion, use, or incorporation by reference in the Merger Partner Proxy Statement.

3.7            Absence of Certain Changes. Except as contemplated by this Agreement or the other Transaction Documents, since December 31, 2023, (a) the members of the Merger Partner Group have conducted the Merger Partner Business in all material respects in the ordinary course consistent with past practice, (b) there has not occurred any event or events that, individually or in the aggregate, have had or would reasonably be expected to have a Merger Partner Material Adverse Effect and (c) none of the members of the Merger Partner Group has taken any action or failed to take any action that would constitute a breach of Sections 5.3(b)(iii), 5.3(b)(iv), 5.3(b)(vi), 5.3(b)(xi), 5.3(b)(xii) (solely with respect to material waivers, amendments and terminations), 5.3(b)(xiii), 5.3(b)(xiv), 5.3(b)(xv), 5.3(b)(xvi), 5.3(b)(xviii), 5.3(b)(xix), 5.3(b)(xx) or 5.3(b)(xxii) (solely with respect to the foregoing Sections) had such Sections been in effect from December 31, 2023.

3.8            Title to Assets. The members of the Merger Partner Group own, and have good and valid title, in all material respects, to all assets purported to be owned by them, including (a) all assets reflected on the Merger Partner Reference Balance Sheet (except for assets sold or otherwise disposed of in the ordinary course of business since the Merger Partner Reference Balance Sheet Date) and (b) all other assets reflected in the books and records of the members of the Merger Partner Group as being owned by the members of the Merger Partner Group. All of such assets are owned by the members of the Merger Partner Group free and clear of any Encumbrances, except (i) for Encumbrances securing the Merger Partner Credit Agreement (provided that if Buyer pays, or provides Merger Partner sufficient cash to pay, all amounts outstanding under the Merger Partner Credit Agreement, then such Encumbrances will be released on or prior to the Closing); (ii) where the failure to have such good and valid title results from any liens described in Section 3.8 of the Merger Partner Disclosure Letter; or (iii) any other Permitted Encumbrance. The members of the Merger Partner Group are the lessees of, and hold valid leasehold interests in, all personal property purported to have been leased by them, and the members of the Merger Partner Group enjoy undisturbed possession of such leased personal property, except where the failure to have such valid leasehold interest results from any liens described in Section 3.8 of the Merger Partner Disclosure Letter, liens created or otherwise imposed by any Buyer Party or any other Permitted Encumbrance. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property included in the assets of the members of the Merger Partner Group are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs and except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

3.9           Real Property.

(a)          The members of the Merger Partner Group hold valid fee simple title to the Merger Partner Owned Real Property set forth in Section 3.9(a) of the Merger Partner Disclosure Letter, in each case, free and clear of Encumbrances other than Permitted Encumbrances. Neither the whole nor any part of the Merger Partner Owned Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority and, to the Knowledge of Merger Partner, no such condemnation or other taking is threatened or contemplated. To the Knowledge of Merger Partner, all improvements constituting part of the Merger Partner Owned Real Property (i) comply with valid and current certificates of occupancy or similar Permits to the extent required by applicable Laws for the use thereof, (ii) are in good operating condition and repair (ordinary wear and tear excepted), (iii) are adequately served with all necessary utilities for the operation of the business of the Merger Partner Business in the ordinary course of business in all material respects, and (iv) have current uses and operations that do not violate in any material respect any Laws, covenants, conditions, restrictions, easements, licenses, permits, or agreements, except in the case of each of clauses (i) through (iv), as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(b)          The members of the Merger Partner Group have a valid leasehold interest (as lessee, sublessee, licensee or sublicensee) in all real property leased, licensed or otherwise used by the members of the Merger Partner Group (collectively with all buildings, structures, fixtures and other improvements leased thereunder, the “Merger Partner Leased Real Property”). After giving effect to the Contemplated Transactions and in the event that all necessary consents (written or otherwise) are obtained from the relevant lessors, sublessors, or licensors of each lease or Contract relating to the Merger Partner Leased Real Property, each of the leases or other Contracts relating to the Merger Partner Leased Real Property will create (or will have created) as of the Closing (i) a valid and subsisting leasehold interest, or valid right to use, of one of the members of the Merger Partner Group; (ii) a valid and binding obligation of such member of the Merger Partner Group free of Encumbrances (other than Permitted Encumbrances); and (iii) enforceable by and against such member of the Merger Partner Group in accordance with its terms, except in the cases of clauses (i) through (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole. None of the members of the Merger Partner Group, nor, to the Knowledge of Merger Partner, any other party to any such lease or other Contract (each, a “Merger Partner Real Property Lease”) is in breach or default under such Merger Partner Real Property Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Merger Partner Real Property Lease, except as individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole. Merger Partner has Made Available to Remainco and Buyer complete and correct copies of (A) all leases, licenses, subleases or other Contracts pursuant to which any member of the Merger Partner Group leases or uses real property and (B) all subleases, licenses, occupancy agreements and other Contracts granting to any Person (other than any member of the Merger Partner Group) a right of use or occupancy of any of the Merger Partner Leased Real Property in effect as of the date hereof. There are no material disputes with respect to any Merger Partner Real Property Lease. The Merger Partner Leased Real Property is adequately served with all necessary utilities for the operation of the business of the Merger Partner Business in the ordinary course of business in all material respects and has current uses and operations that do not violate in any material respect any Laws, covenants, conditions, restrictions, easements, licenses, permits, or agreements. Except as set forth in Section 3.9(b) of the Merger Partner Disclosure Letter, no consent of any lessor, sublessor, licensor or other third-party to a Merger Partner Real Property Lease is required in connection with the execution and delivery of this Agreement or the other Transaction Documents by the applicable members of Merger Partner Group or the consummation of the Contemplated Transactions. Section 3.9(b) of the Merger Partner Disclosure Letter includes an accurate and complete list, as of the date hereof, of all Merger Partner Real Property Leases.

(c)          None of the members of the Merger Partner Group owns, leases, subleases, licenses or occupies any real property other than the Merger Partner Real Property.

3.10          Intellectual Property.

(a)          Section 3.10(a) of the Merger Partner Disclosure Letter identifies, as of the date hereof, each item of Merger Partner Registered IP. For each item of Merger Partner Registered IP, Section 3.10(a) of the Merger Partner Disclosure Letter includes, where applicable, as of the date hereof (excluding with respect to internet domain names), (i) the current owner and the current registrant; (ii) the jurisdiction where the application, registration or issuance is filed; (iii) the application, registration or issue number; and (iv) the application, registration or issue date.

(b)          The Merger Partner Registered IP is, to the Knowledge of Merger Partner, subsisting, valid and enforceable. A member of the Merger Partner Group, as applicable, owns or has the rights to use all Merger Partner IP. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, the Merger Partner IP is solely owned by a member of the Merger Partner Group free and clear of all Encumbrances, except for Permitted Encumbrances. The members of the Merger Partner Group have taken commercially reasonable actions to maintain the confidentiality of all trade secrets and other material confidential information included in the Merger Partner IP.

(c)          To the Knowledge of Merger Partner, since the Lookback Date, the operation of the Merger Partner Business, including the sale of any products or the provision of any services by the members of the Merger Partner Group, has not infringed, misappropriated, diluted or violated any Intellectual Property of any third party. To the Knowledge of Merger Partner, since the Lookback Date, no Person has been or is engaging in any activity that infringes, misappropriates, dilutes or violates any of the Merger Partner IP.

(d)          There is no pending Action with respect to which any member of the Merger Partner Group has been served with written notice, or any other Action pending or threatened in writing against any member of the Merger Partner Group, in any case, alleging that the operation of the Merger Partner Business as conducted since the Lookback Date, including the sale of any products or the provision of any services by the members of the Merger Partner Group, infringes, misappropriates, dilutes or violates the Intellectual Property of any third party in any manner which would, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(e)          Each current and former employee, consultant and contractor of any member of the Merger Partner Group who materially contributed to the development of any material Merger Partner IP has executed a written Contract in a form substantially as that which has been provided by the Merger Partner Group (i) assigning all right, title, and interest of such employee, consultant or contractor in such developments to a member of the Merger Partner Group, as applicable, except where a member of the Merger Partner Group owns the Merger Partner IP by operation of law, and (ii) acknowledging confidentiality obligations that such employee, consultant or contractor has with respect to the treatment of confidential information of any confidential materials of the Merger Partner or any third party.

(f)          The members of the Merger Partner Group have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their respective rights in all trade secrets and material proprietary information pertaining to the Merger Partner Business and the products and services of the members of the Merger Partner Group.

(g)          The manner in which any Open Source Software is incorporated into, linked to or called by, or otherwise combined or distributed with any Merger Partner Software has complied, in all materials respects, with the terms of the Open Source Software license applicable to such Software and does not, according to the terms of the license applicable to such Open Source Software, obligate any member of the Merger Partner Group to disclose, make available, offer or deliver all or any portion of any source code of any such software product or service or any component thereof to any third party, other than the applicable Open Source Software.

(h)          No material source code for any Merger Partner Software has been made available to any third party except for disclosures to third parties subject to written agreements containing reasonable protections of such source code.

(i)          No Merger Partner IP is subject to any outstanding judgment, injunction, Governmental Order, decree or agreement materially restricting any member of the Merger Partner Group use or licensing thereof.

(j)          A member of the Merger Partner Group owns or otherwise has all Intellectual Property and Technology needed to conduct the Merger Partner Business in all material respects as it is being conducted as of the date hereof and as it has been conducted in the twelve (12) months prior to the date hereof; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of third party Intellectual Property or unfair competition.

3.11         Contracts.

(a)          Section 3.11(a) of the Merger Partner Disclosure Letter contains a true and correct list of each of the following undischarged or unsatisfied Contracts in force as of the date hereof to which any member of the Merger Partner Group is a party or by which the Merger Partner Business or any member of the Merger Partner Group is bound (each such Contract, a “Merger Partner Material Contract”):

(i)          any Contract that involved during the twelve (12) months ended on the Merger Partner Reference Balance Sheet Date aggregate payments or receipts in excess of $12,500,000 by the Merger Partner Business or any Contract under which the Merger Partner Business reasonably expects to receive or make payments during the twelve (12) months ending on March 31, 2024 in excess of $12,500,000;

(ii)          any distribution, dealer, representative, agency or similar Contract that involved during the twelve (12) months ended on the Merger Partner Reference Balance Sheet Date, or is expected to involve during the twelve (12) months ending on March 31, 2024, aggregate payments in excess of $12,500,000, other than any such Contract that is terminable on less than sixty (60) days’ notice without penalty or payment in connection with termination (other than amounts accrued prior to such termination);

(iii)         any Contract that involved a non-affiliated Person license (as licensor or licensee) of Intellectual Property or Software to or from the Merger Partner Business that involved during the twelve (12) months ended on the Merger Partner Reference Balance Sheet Date, or is expected to involve during the twelve (12) months ending on March 31, 2024, aggregate payments in excess of $12,500,000, or pursuant to which any third party creates, develops or customizes Intellectual Property or Software material to the operation of the Merger Partner Business as conducted on the date hereof for or on behalf of the Merger Partner Business to the extent created, developed or customized exclusively in connection with the Merger Partner Business, except to the extent (A) any of the foregoing is shrink-wrap or off-the-shelf license for Software or (B) were entered into in the ordinary course of business consistent with past practice where such licenses were incidental to the transactions contemplated by such Contracts;

(iv)         any Contract that is material to the Merger Partner Business that (A) prohibits the Merger Partner Business from engaging or competing in any line of business, in any geography or with any Entity (other than any Contract that would otherwise be included in this clause solely because it requires any member of the Merger Partner Group to operate in a geographic location where wager-based gaming is permitted by Laws, or with a Person properly licensed to sell or otherwise place wager-based games), (B) requires the Merger Partner Business to deal exclusively with any Person or contains “most favored nation” or similar provision in favor of the counterparty thereto, (C) is with a vendor, supplier or service provider and requires the Merger Partner Business to purchase a minimum amount of product or provide a minimum amount of revenue to the counterparty and was entered into outside the ordinary course of business or (D) was entered into outside the ordinary course of business and prohibits the Merger Partner Business from soliciting any customer of another Person;

(v)          any collective bargaining agreements (including any material memorandums of understanding), works council or similar labor Contracts with a labor union or works council or similar organization;

(vi)          any mortgage, deeds of trust, indenture, loan or credit agreement, security agreement or other agreement or instrument evidencing the Indebtedness of any member of the Merger Partner Group in excess of $5,000,000 (other than Indebtedness between members of the Merger Partner Group);

(vii)         any Contract that creates a strategic alliance, joint venture or partnership with a Person that is not a member of the Merger Partner Group, profit sharing or other similar Contract with respect to the Merger Partner Business and is material to the Merger Partner Business;

(viii)        any Contract to which any member of the Merger Partner group is a party in favor of a credit support provider relating to a Credit Support Instrument with aggregate face amounts in excess of $10,000,000;

(ix)           any Contract for the pending acquisition or disposition of any business or Person with a purchase price in excess of $5,000,000 or any Contract with respect to any consummated acquisition or disposition of a business under which the Spinco Business has any future liability with respect to an “earn-out,” contingent purchase price, deferred purchase price or similar contingent payment obligations in excess of $5,000,000 individually;

(x)           any Contract with a Merger Partner Top Customer that provides for some or all of the payments from such Person that resulted in such Person being considered a Merger Partner Top Customer;

(xi)          any Contract with a Merger Partner Top Supplier that provides for some or all of the payments to such Person that resulted in such Person being considered a Merger Partner Top Supplier;

(xii)          any Contract with a Governmental Authority that is not a customer Contract and is material to the Merger Partner Business;

(xiii)         any Contract containing any future capital expenditure obligation of a member of the Merger Partner Group or the Merger Partner Business in excess of $2,500,000;

(xiv)         any Contract that restricts the ability of any member of the Merger Partner Group from pledging any of its assets or making a dividend or distribution to any holder of its Equity Interests; and

(xv)          any Contract with (A) a provider of transaction processing or settlement services for the funding of transfers initiated using Merger Partner Products; (B) any Person appointing any member of the Merger Partner Group to act as the agent or authorized delegate of such Person pursuant to any Money Services Laws; or (C) any Person providing services in connection with the purchase, sale, exchange, trading or custody of virtual currency or digital assets.

(b)          Merger Partner has delivered or Made Available to Remainco and Buyer an accurate and complete copy of each Merger Partner Material Contract. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, (i) each Merger Partner Material Contract is a legal, valid and binding obligation of a member of the Merger Partner Group and, to the Knowledge of Merger Partner, each other party to such Merger Partner Material Contract, and is enforceable against the applicable member of the Merger Partner Group and, to the Knowledge of Merger Partner, such other party, in accordance with its terms subject, in each case, to the effect of any Bankruptcy and Equity Exceptions, and (ii) neither the applicable member of the Merger Partner Group nor, to the Knowledge of Merger Partner, any other party to a Merger Partner Material Contract is in material default or breach of a Merger Partner Material Contract, and, to the Knowledge of Merger Partner, there does not exist any event, condition or omission that would constitute such a material default or breach by any member of the Merger Partner Group (whether by lapse of time or notice or both) under any Merger Partner Material Contract.

3.12         Compliance with Laws; Regulatory Matters.

(a)          Each member of the Merger Partner Group is, and since the Regulatory Lookback Date has been, in compliance with all applicable Laws, including Laws relating to money transmission, virtual currency or other digital assets, consumer protection, credit reporting, data privacy, financial privacy, cybersecurity, securities Law matters, and payment services Law matters (including payment network rules) and Governmental Orders directly applicable to it, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole. Since the Regulatory Lookback Date, none of the members of the Merger Partner Group has received any written notice or other written communication from any Governmental Authority or any written notice from any other Person (i) regarding any actual or possible violation of, or failure to comply with, any Law or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(b)          Since the Regulatory Lookback Date, none of the members of the Merger Partner Group have been in violations of Money Services Laws, or, to the extent applicable, been denied a Money Services Permit or other Permit by any Governmental Authority or had any Money Services Permit or other Permit revoked or suspended.

(c)          Each member of the Merger Partner Group is, and at all times since the Regulatory Lookback Date has been, in compliance with all applicable Anti-Money Laundering Laws. None of the members of the Merger Partner Group or any of their respective directors, officers, employees or, to the Knowledge of Merger Partner, agents designated by any member of the Merger Partner Group to act on behalf of any member of the Merger Partner Group is in violation of any applicable Anti-Money Laundering Laws.

(d)          Since the Regulatory Lookback Date, none of the members of the Merger Partner Group have (i) received written notice of any actual, alleged or potential violation of any Anti-Money Laundering Laws or (ii) been a party to or the subject of any pending (or to the Knowledge of Merger Partner, threatened) action, audit, or investigation, by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any applicable Anti-Money Laundering Laws.

(e)          Each member of the Merger Partner Group maintains, and has at all times since the Regulatory Lookback Date maintained, (i) an adequate system of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering Laws and to prevent and detect violations of the Anti-Money Laundering Laws and (ii) an operational and effective anti-money laundering compliance program that includes, at a minimum, policies, procedures and training intended to detect, prevent and deter violations of applicable Anti-Money Laundering Laws.

(f)          None of the members of the Merger Partner Group, nor any of their respective Representatives or Affiliates, nor any other Person associated with or acting on behalf of any of the foregoing, has at any time taken or failed to take any action, or engaged in any activity, practice, or conduct that would result in a violation by such member of the Merger Partner Group, or its Representatives or Affiliates, or any other Person associated with or acting on behalf of any of the foregoing, of the FCRA. Each member of the Merger Partner Group has in place, and each has caused each of its Affiliates to maintain, a compliance program and internal controls and procedures appropriate to the applicable requirements of the FCRA. Except as set forth in Section 3.12(f) of the Merger Partner Disclosure Letter, no member of the Merger Partner Group, nor any of their respective Representatives or Affiliates, nor any other Person associated with or acting on behalf of any of the foregoing, is the subject of any pending or, to the Knowledge of Merger Partner, threatened claims, allegations, charges, investigations, violations, settlements, voluntary disclosures, prosecutions, civil or criminal actions, lawsuits, or other court or enforcement actions with respect to the FCRA.

3.13         Anti-Corruption Compliance; Trade Compliance.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, since the Statutory Lookback Date, the members of the Merger Partner Group and, to the Knowledge of Merger Partner, their respective agents, channel partners, Affiliates, distributors, resellers or other representatives to the extent related to any member of the Merger Partner Group or the Merger Partner Business and acting on their behalf, have complied in all material respects with the Anti-Corruption Laws of each jurisdiction in which the members of the Merger Partner Group operate. Since January 1, 2018, the members of the Merger Partner Group have maintained accurate books and records and implemented adequate internal accounting controls and policies to enforce the Anti-Corruption Laws.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, since the Statutory Lookback Date, none of the members of the Merger Partner Group or, to the Knowledge of Merger Partner, their respective agents, channel partners, Affiliates, distributors, resellers or other representatives to the extent related to any member of the Merger Partner Group or the Merger Partner Business and acting on their behalf, (i) have directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, travel expense or entertainment) in the course of their actions for, or on behalf of, the Merger Partner Business payable to (A) any Person who is an official, officer, or employee of any Governmental Authority or of any existing or prospective customer (whether or not owned by a Governmental Authority); (B) any political party or official thereof; (C) any candidate for political or political party office; or (D) any other Person affiliated with any such customer, political party or official or political office, or (ii) have otherwise violated any Anti-Corruption Laws.

(c)          (i) Since the Statutory Lookback Date, the members of the Merger Partner Group and their respective directors, officers, employees and, to the Knowledge of Merger Partner, agents, have complied with all applicable International Trade Laws; (ii) since the Statutory Lookback Date, none of the members of the Merger Partner Group have (A) received written notice of any actual, alleged or potential violation of any International Trade Laws or (B) been a party to or the subject of any pending (or to the Knowledge of Merger Partner, threatened) action, audit, disclosure or investigation, by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any International Trade Laws; (iii) none of the members of the Merger Partner Group or any of their respective directors, officers, employees or, to the Knowledge of Merger Partner, agents, are Sanctioned Parties; and (iv) none of the members of the Merger Partner Group or any of their respective directors, officers or, to the Knowledge of Merger Partner, employees or agents have engaged in any transactions with or dealt with the property of Sanctioned Parties in violation of International Trade Laws.

3.14          Permits.

(a)          Since the Lookback Date, the members of the Merger Partner Group have held all Permits (including all Money Services Permits) necessary to enable the members of the Merger Partner Group to conduct the Merger Partner Business in the manner in which it is currently being conducted, except where the failure to so hold would not, individually or in the aggregate, reasonably be expected to be material and adverse to the Merger Partner Business or the members of the Merger Partner Group. Since the Lookback Date, (i) all such Permits are valid and in full force and effect and (ii) none of the members of the Merger Partner Group is in default or violation, in any material respect, of any such Permits. Since the Lookback Date, none of the members of the Merger Partner Group has received any written notice or written communication from any Governmental Authority regarding any default or violation in any material respect of any Permit. The foregoing representations and warranties set forth in this Section 3.14 shall not apply to Permits required under Environmental Laws, which are exclusively set forth in Section 3.17.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, routine examination findings in connection with the maintenance of applicable Money Services Permits that do not, individually or when taken in the aggregate, allege a violation of Laws, for which no fine or other sanction has been imposed or remains pending, and that have been fully remediated, or as set forth in Section 3.14(b) of the Merger Partner Disclosure Letter, since the Lookback Date, none of the members of the Merger Partner Group have received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of or failure to comply with any term or requirement of any material Money Services Permits; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Money Services Permits; or (iii) any failure to obtain or receive any material Money Services Permit. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, no member of the Merger Partner Group has any pending or outstanding memorandum of understanding, Governmental Order, or other form of formal or informal written Contract, arrangement or understanding with any Governmental Authority with respect to any such Money Services Permit. Except as set forth in Section 3.14(b) of the Merger Partner Disclosure Letter or as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, each Consent of a Governmental Authority required for any acquisition or disposition completed by any member of the Merger Partner Group was timely obtained in final form. Except as set forth in Section 3.14(b) of the Merger Partner Disclosure Letter or as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, each member of the Merger Partner Group has fully and timely performed in all material respects any and all conditions or requirements of such Consents prior to the date hereof.

3.15         Tax Matters.

(a)          Each material Tax Return required to be filed by or on behalf of the respective members of the Merger Partner Group or with respect to the Merger Partner Business with any Governmental Authority with respect to any taxable period ending on or before the Closing Date (the “Merger Partner Returns”) (i) has been or will be filed on or before the applicable due date (including any extensions of such due date) and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Law. All material Taxes required to be paid by or with respect to the members of the Merger Partner Group have been duly paid, except for Taxes contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(b)          No member of the Merger Partner Group and no Merger Partner Return is subject to an audit with respect to Taxes by any Governmental Authority. No extension or waiver of the limitation period applicable to any of the Merger Partner Returns has been granted (by Merger Partner or any other Person), and no such extension or waiver has been requested from any member of the Merger Partner Group.

(c)          No claim or Action is pending, has been asserted in writing or, to the Knowledge of Merger Partner, has been threatened against or with respect to any member of the Merger Partner Group or with respect to the Merger Partner Business in respect of any material Tax. There are no unsatisfied liabilities for material Taxes with respect to any notice of deficiency or similar document received by any member of the Merger Partner Group or with respect to the Merger Partner Business with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the members of the Merger Partner Group and with respect to which adequate reserves for payment have been established on the Merger Partner Reference Balance Sheet). There are no liens for material Taxes upon the assets of any member of the Merger Partner Group except Permitted Encumbrances.

(d)          There are no Contracts relating to the allocation, sharing or indemnification of Taxes to which any member of the Merger Partner Group is a party, other than (i) the Tax Matters Agreement; (ii) Contracts containing customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes; and (iii) Contracts which solely involve any member of the Merger Partner Group.

(e)          No member of the Merger Partner Group has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f)          The members of the Merger Partner Group have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

(g)          No written claim has ever been made by any Governmental Authority in a jurisdiction where a member of the Merger Partner Group does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or could reasonably be expected to result in an obligation to pay material Taxes.

(h)          No member of the Merger Partner Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) entered into on or prior to the Closing Date; (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring on or prior to the Closing Date; (iv) an installment sale or open transaction disposition made on or prior to the Closing Date; (v) a prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) Section 965 of the Code.

(i)           No member of the Merger Partner Group (i) has been a member of an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Tax Law), other than a group the common parent of which was a current member of the Merger Partner Group or (ii) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract (other than agreements or contracts entered into in the ordinary course of business and not primarily related to Taxes).

(j)           No member of the Merger Partner Group has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code, in each case, within the two (2)-year period ending on the date hereof.

(k)          Section 3.15 and, to the extent related to Tax matters, Section 3.16, contain the sole and exclusive representations and warranties of Merger Partner herein with respect to Tax matters.

3.16         Benefit Arrangements; Labor Matters.

(a)          Section 3.16(a) of the Merger Partner Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each material Merger Partner Benefit Arrangement, and separately identifies each as such. Merger Partner has delivered or Made Available to Remainco and Buyer accurate and complete copies of the following with respect to each material Merger Partner Benefit Arrangement, as applicable: (i) the plan document (or, in the case of any unwritten Merger Partner Benefit Arrangement, a description of the material terms thereof), all related trust agreements, insurance contracts and policy documents, and any amendments thereto; (ii) the most recent summary plan description and any summaries of material modifications thereto; (iii) the three most recently filed annual reports (Form 5500 series), if any, with all corresponding schedules and financial statements attached thereto (including any related actuarial valuation report); (iv) the most recent IRS determination, advisory or opinion letter issued with respect to any Merger Partner Benefit Arrangement intended to be qualified under Section 401(a) of the Code; and (v) any material notices, letters or other correspondence with the IRS, the DOL, the Pension Benefit Guaranty Corporation or any other Governmental Authority. Merger Partner has delivered to Remainco and Buyer accurate and complete copies of the following with respect to each material Merger Partner Benefit Arrangement, as applicable: (A) the plan document or a description of the material terms and (B) the most recent IRS determination, advisory or opinion letter issued with respect to any Merger Partner Benefit Arrangement intended to be qualified under Section 401(a) of the Code.

(b)          None of the members of the Merger Partner Group or any of their respective ERISA Affiliates has ever maintained, contributed, had an obligation to contribute to, or had any Liability with respect to, (i) a “defined benefit plan” within the meaning of Section 3(35) of ERISA or pension plan subject to the funding standards of Title IV or Section 302 of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) a “multiple employer plan” described in Section 413 of the Code. No Merger Partner Benefit Arrangement provides, and, with respect to the Merger Partner Employees, the members of the Merger Partner Group are not obligated to provide, or have an obligation to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any current or former Merger Partner Employee, except as may be required by COBRA or other applicable Law. None of the members of the Merger Partner Group or any of their respective ERISA Affiliates have any material Liability on account of a violation of COBRA.

(c)          Each Merger Partner Benefit Arrangement has been established, maintained and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other Laws. Except as would not reasonably be expected to result in material liability, (i) the members of the Merger Partner Group have timely performed all obligations required to be performed by it under each Merger Partner Benefit Arrangement; (ii) there are no Actions pending or, to the Knowledge of Merger Partner, threatened or reasonably anticipated with respect to any Merger Partner Benefit Arrangement, its assets or any fiduciary thereof (other than routine claims for benefits); and (iii) no event has occurred and no condition exists that would subject any member of the Merger Partner Group to any excise Tax, fine, Encumbrance, material penalty or other liability imposed by ERISA, the Code or any other applicable Law with respect to any Merger Partner Benefit Arrangement.

(d)          Each Merger Partner Benefit Arrangement that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter, or is the subject of an opinion or advisory letter, from the IRS, and to the Knowledge of Merger Partner, no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification.

(e)          Except as would not reasonably be expected to result in material liability to any member of the Merger Partner Group or the imposition of a material Tax on any Merger Partner Employee under Section 409A(a)(1)(B) of the Code, each Merger Partner Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined under Section 409A of the Code) has been operated in compliance with Section 409A of the Code and has complied with applicable documentary requirements of Section 409A of the Code.

(f)          Except as set forth in Section 3.16(f) of the Merger Partner Disclosure Letter, none of the execution or delivery of this Agreement or the other Transaction Documents, the consummation of any of the Contemplated Transactions will, either alone or in conjunction with any other event, (i) entitle any current or former Merger Partner Employee to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Merger Partner Employee; or (iii) accelerate the time of payment, funding or vesting of amounts due to any current or former Merger Partner Employee. No amount paid or payable by Merger Partner and its Affiliates (whether in cash, in property, or in the form of benefits) to any Merger Partner Employee as a result of the consummation of the Contemplated Transactions will, either alone or in conjunction with any other event, be an “excess parachute payment” within the meaning of Section 280G of the Code. No Merger Partner Benefit Arrangement provides, and, with respect to the Merger Partner Employees, Merger Partner is not obligated to provide, or has an obligation to provide, compensation to any Person for excise taxes payable pursuant to Section 4999 of the Code or for taxes payable pursuant to Section 409A of the Code.

(g)          With respect to each Benefit Arrangement maintained primarily for current and former Merger Partner Employees located outside the United States (each, a “Merger Partner International Benefit Plan”), in all material respects (i) if intended to qualify for special Tax treatment, each Merger Partner International Benefit Plan is so qualified; (ii) if required to be registered with a Governmental Authority, is so registered; and (iii) the fair market value of the assets of each Merger Partner International Benefit Plan, the liability of each insurer for any Merger Partner International Benefit Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date hereof, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. None of the members of the Merger Partner Group have been a party to, a sponsoring employer of, or otherwise is under any liability with respect to any defined benefit pension scheme, any final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any other item.

(h)          Merger Partner has provided to Remainco and Buyer a list as of June 17, 2024 of the Merger Partner Employees, and includes the following information pertaining to each such Merger Partner Employee: (i) job title; (ii) location of employment (including, for U.S. employees, state of residence); (iii) employing Entity; (iv) annual base salary or hourly rate of pay; (v) bonus or other incentive opportunity; (vi) employment status (active or on leave, and, if on leave, expected return date); (vii) date of commencement of employment; (viii) notice period, if applicable; (ix) accrued and unused paid-time off; (x) with respect to U.S. Merger Partner Employees, status as exempt or nonexempt under the federal Fair Labor Standards Act or similar state law; and (xi) whether covered by the terms of a collective bargaining agreement.

(i)          Merger Partner has provided to Remainco and Buyer a list as of June 30, 2024 of all independent contractors or consultants currently engaged by any member of the Merger Partner Group, containing (i) country where engaged (including, for U.S. based contractors, state where work was performed); (ii) engaging Entity (or Entity such individual provides services to, if different); (iii) whether the individual is engaged directly or via an intermediary; and (iv) amount paid to each such independent contractor or consultant, year to date in calendar year 2024.

(j)          To the Knowledge of Merger Partner, as of the date hereof, all Merger Partner Employees who are based and ordinarily working in the U.S. (the “U.S. Merger Partner Employees”) are authorized to work in the United States. Since the Statutory Lookback Date, each member of the Merger Partner Group has complied in all material respects with all applicable Laws regarding immigration and U.S. work authorization compliance, and, to the Knowledge of Merger Partner, has a valid Form I-9 on file for each U.S. Merger Partner Employee. To the Knowledge of Merger Partner, all Merger Partner Employees who are based and ordinarily working outside of the U.S. have the legal right to work in the country in which they are employed, and each of the members of the Merger Partner Group have complied in all material respects with their respective obligations under applicable non-U.S. Laws with respect to such Merger Partner Employees.

(k)          As of the date hereof (and, except as would not, individually or in the aggregate be material to the Merger Partner Business, after the date hereof and prior to the Closing), (i) there are no strikes or work stoppages pending or, to the Knowledge of Merger Partner, threatened by any Merger Partner Employees, (ii) no such strike or work stoppage involving Merger Partner Employees has occurred since the Lookback Date and (iii) to the Knowledge of Merger Partner, there is no organizing activity by any union or labor organization as to any Merger Partner Employees.

(l)          Each of the members of the Merger Partner Group is, and since the Lookback Date has been, in material compliance with all applicable Laws directly applicable to the Merger Partner Business respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, immigration, the WARN Act, plant closings and layoffs, the Fair Labor Standards Act, employment discrimination, equal opportunity, employee leave issues and unemployment insurance. Each member of the Merger Partner Group is, and since the Lookback Date has been, operating in a manner consistent in all material respects with the United Nations Convention on the Rights of the Child and the International Labor Organization’s Minimum Age Convention (No. 138).

(m)          As of the date hereof (and, except as would not, individually or in the aggregate be material to the Merger Partner Business, after the date hereof and prior to the Closing), (i) there is no trade union recognized by, or works council, staff association or other employee representative body established by any member of the Merger Partner Group, (ii) there is no outstanding material dispute between any member of the Merger Partner Group and any trade union, or, to the Knowledge of Merger Partner, threatened in writing and (iii) there is no collective bargaining agreement or other labor arrangement in place or currently being negotiated with any trade union or employee representatives to which any member of the Merger Partner Group is a party or subject. Since the Lookback Date, none of the members of the Merger Partner Group has received any written requests for recognition from a trade union.

(n)          Except as set forth in Section 3.16(n) of the Merger Partner Disclosure Letter, (i) to the Knowledge of Merger Partner, since the Lookback Date, to the extent related to any Merger Partner Employee, the members of the Merger Partner Group have not received notice of any charge or complaint or of the intent to conduct an investigation (or notice that such an investigation is in progress) from, or pending before, any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, immigration, or occupational safety and health Laws and (ii) there is no charge, complaint, lawsuit, or other material proceeding pending or, to the Knowledge of Merger Partner, threatened against any member of the Merger Partner Group before any Governmental Authority by or on behalf of any Merger Partner Employee or former Merger Partner Employee or any applicant for employment as a Merger Partner Employee, in each case alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, in the case of each of clause (i) and (ii), that would, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(o)          To the Knowledge of Merger Partner, since the Lookback Date, (i) no allegations of sexual or other harassment or misconduct have been made against any employee of Merger Partner with a title above Vice President and (ii) no Action is pending or threatened, and no settlement agreement has been entered into, with respect to any member of the Merger Partner Group involving allegations of sexual or other harassment or misconduct by any Merger Partner Employee, in each case, that, individually or in the aggregate, is reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(p)          Except as set forth in Section 3.16(p)(i) of the Merger Partner Disclosure Letter, since the Lookback Date, none of members of the Merger Partner Group has implemented any employee layoffs or plant closings that would require notice under the WARN Act. None of the members of the Merger Partner Group has any outstanding WARN Act liability. Section 3.16(p)(ii) of the Merger Partner Disclosure Letter, which shall be supplemented through Closing, further contains an accurate and complete list of all employees who experience an “employment loss” (as defined in the WARN Act) during the ninety (90) days prior to the Closing Date, listing for each such employee the date and nature of the employment loss and the employee’s position and work location.

(q)          Since the Lookback Date, the members of the Merger Partner Group have not made, or started implementation of, any collective dismissals that have required or will require notification or consultation with any state authority, trade union, works or supervisory council, staff association or body representing or in relation to any of their employees.

3.17          Environmental Matters. Except as set forth in Section 3.17 of the Merger Partner Disclosure Letter, (a) each of the members of the Merger Partner Group is, and at all times since the Regulatory Lookback Date has been, in compliance in all material respects with all Environmental Laws applicable to the Merger Partner Business, (b) each of the members of the Merger Partner Group possess and are, and at all times since the Regulatory Lookback Date have been, in compliance in all material respects with all Environmental Permits that are required for the operation of the Merger Partner Business, (c) there are no Actions pending or, to the Knowledge of Merger Partner, threatened that seek the revocation, cancellation, or suspension of any of the Environmental Permits, (d) none of the members of the Merger Partner Group have received any written notice, complaint or claim, and there are no Actions pending or, to the Knowledge of Merger Partner, threatened against any member of the Merger Partner Group or with respect to the Merger Partner Business, in each case, alleging a violation of or Liability (including any investigatory, remedial or corrective action liability) under any Environmental Law that, in each case, would reasonably be expected to result in material Liability to any member of the Merger Partner Group, (e) none of the members of the Merger Partner Group is currently operating the Merger Partner Business subject to any Governmental Order addressing a violation of or Liability under any Environmental Law, (f) none of the members of the Merger Partner Group has assumed by contract or, to the Knowledge of Merger Partner, by operation of law, any material Liability of any third party arising under any Environmental Law and (g) there has been no Release of Hazardous Materials by any member of the Merger Partner Group or, to the Knowledge of Merger Partner, at, on, in, under or from (i) the Merger Partner Real Property, (ii) any real property formerly owned, leased, or operated by any member of the Merger Partner Group or (iii) at any facility to which any Hazardous Materials generated by the Merger Partner Business were sent for disposal, in each case of subclauses (i) through (iii), in a manner that could reasonably be expected to result in material liability under Environmental Law. Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties in this Section 3.17 and in Section 3.7 shall be the sole representations and warranties of Merger Partner with respect to environmental matters, Environmental Laws, Environmental Permits or Hazardous Materials.

3.18          Insurance. Except as would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, each Insurance Policy and Self-Insurance program and arrangement relating to the Merger Partner Business and the members of the Merger Partner Group is binding and in full force and effect. With respect to each such Insurance Policy, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Merger Partner Business or the Merger Partner Group, taken as a whole, (i) all premiums with respect thereto are currently paid, (ii) none of the members of the Merger Partner Group is in breach or default and, to the Knowledge of Merger Partner, no event has occurred which, with notice or lapse or time, would constitute a breach or default or permit termination or modification of the policy, (iii) none of the members of the Merger Partner Group has received any written notice of cancellation or non-renewal of the policy and (iv) the consummation of the Contemplated Transactions will not cause a breach, termination or modification of the policy.

3.19         Absence of Litigation.

(a)          Except as set forth in Section 3.19(a) of the Merger Partner Disclosure Letter, (i) there are no Actions pending or, to the Knowledge of Merger Partner, threatened, against any member of the Merger Partner Group which would, individually or in the aggregate, reasonably be expected to have a Merger Partner Material Adverse Effect and (ii) as of the date hereof, there are no Actions pending or, to the Knowledge of Merger Partner, threatened, against any member of the Merger Partner Group alleging Liabilities or Losses in excess of $1,000,000.

(b)          As of the date hereof, there are no Actions pending or, to the Knowledge of Merger Partner, threatened against any member of the Merger Partner Group that question the validity of, or seek injunctive relief with respect to, any of the Transaction Documents or the right of any member of the Merger Partner Group to enter into any of the Transaction Documents.

(c)          None of the Merger Partner Business or any member of the Merger Partner Group is a party to or subject to the provisions of any Governmental Order that would reasonably be expected, individually or in the aggregate, to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

(d)          As of the date hereof, none of the Merger Partner Business or any member of the Merger Partner Group is a party to or subject to the provisions of any Governmental Order that would reasonably be expected to prevent or materially delay, materially interfere with or materially impair (i) the consummation by the members of the Merger Partner Group of the Contemplated Transactions or (ii) the compliance by any member of the Merger Partner Group with the Transaction Documents.

3.20         Customers and Suppliers.

(a)          Section 3.20(a) of the Merger Partner Disclosure Letter sets forth (i) a correct and complete list identifying the top ten (10)  customers of Merger Partner Business, measured by revenue recognized by the Merger Partner Business on a consolidated basis during the one (1)-year period ended on the Merger Partner Reference Balance Sheet Date (collectively, the “Merger Partner Top Customers”); and (ii) a correct and complete list identifying the top ten (10) suppliers of the Merger Partner Business, measured by expense incurred by the Merger Partner Business on a consolidated basis during the one (1)-year period ended on the Merger Partner Reference Balance Sheet Date (collectively, the “Merger Partner Top Suppliers”).

(b)          Since the Merger Partner Reference Balance Sheet Date through the date hereof, to the Knowledge of Merger Partner, Merger Partner has not received, from any Merger Partner Top Customer or Merger Partner Top Supplier, written communications (i) terminating, not renewing or materially reducing (or stating the intent to terminate, not renew or materially reduce), or materially altering the terms (or stating the intent to materially alter the terms) of such Merger Partner Top Customer’s or Merger Partner Top Supplier’s relationship with the members of the Merger Partner Group or (ii) indicating a material breach of the terms of any Contracts with such Merger Partner Top Customer, or Merger Partner Top Supplier, in each case, except as, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole.

3.21         Vote Required. The only vote of Merger Partner’s stockholders required to consummate the Contemplated Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Merger Partner Common Stock entitled to vote thereon to adopt this Agreement in accordance with the DGCL (the “Required Merger Partner Stockholder Vote”).

3.22         Financial Advisors. Except for Global Leisure Partners LLP (“GLP”) and Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Contemplated Transactions based upon arrangements made by or on behalf of any member of the Merger Partner Group. Prior to the date hereof, Merger Partner has provided Remainco and Buyer with copies of all engagement letters and similar Contracts with GLP and Houlihan Lokey concerning or related to any of the Contemplated Transactions.

3.23         Takeover Statutes. As of the date hereof, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which any member of the Merger Partner Group is a party or otherwise is bound. The Contemplated Transactions are and, as of the Closing, shall be exempt from any such stockholder rights plan, “poison pill,” anti-takeover plan or other similar device adopted prior to the Closing to which any member of the Merger Partner Group is a party or otherwise is bound. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder,” “stockholder protection” or other similar anti-takeover law applicable to Merger Partner enacted under Law applies to this Agreement, the Merger or any other Contemplated Transactions.

3.24         Data Privacy and Information Security.

(a)          The members of the Merger Partner Group and, to the Knowledge of Merger Partner, the Merger Partner Data Processors and other Persons with whom the Merger Partner Group has shared Personal Data, in each case since the Lookback Date, (i) have complied with applicable Privacy Laws, Merger Partner Privacy Policies and other Contracts relating to the collection, use, protection, or processing of Merger Partner IT Systems or Merger Partner Data, (ii) have not suffered and are not currently suffering a Security Incident and (iii) have not been subject to any complaints, litigation or regulatory investigations or enforcement actions from any Person or Governmental Authority and have not received any notices or inquiries alleging noncompliance with any applicable Privacy Laws in each case, except in the case of each of clause (i) through (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole. To the Knowledge of Merger Partner, neither the execution, delivery or performance of any of the Transaction Documents, nor the consummation of the Contemplated Transactions, violate any Privacy Laws or Merger Partner Privacy Policies, except as, individually or in the aggregate, would not reasonably be expected to (A) be material to the Merger Partner Business or the Merger Partner Group, taken as a whole, or (B) prevent or materially delay, materially interfere with or materially impair (1) the consummation by the members of the Merger Partner Group of any of the Contemplated Transactions or (2) the compliance by any member of the Merger Partner Group with the Transaction Documents. When any member of the Merger Partner Group uses a Merger Partner Data Processor to Process Personal Data, the relevant Merger Partner Data Processor has provided guarantees, warranties or covenants in relation to the Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the relevant member of the Merger Partner Group’s material compliance with applicable Privacy Law.

(b)          Merger Partner has established and maintains a Merger Partner Information Security Program, and since the Lookback Date there have been no material violations of the Merger Partner Information Security Program. The Merger Partner Information Security Program has been assessed and tested on a no less than annual basis; all critical and high risks and vulnerabilities have been remediated; and the Merger Partner Information Security Program has proven sufficient and compliant with applicable Privacy Laws in all material respects. The Merger Partner IT Systems currently used by the members of the Merger Partner Group are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the Merger Partner Business. All Merger Partner Data will continue to be available for Processing by the relevant member of the Merger Partner Group following the Closing on substantially the same terms and conditions as existed immediately before the Closing.

3.25          Fairness Opinion. The Board of Directors (in such capacity) of Merger Partner has received the written opinion of Houlihan Lokey to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations, conditions, qualifications and other matters considered in connection with the preparation of such opinion, the Per Share Price to be received by the holders of shares of Merger Partner Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Merger Partner Board and may not be relied on by Remainco, Spinco, Buyer or Buyer Sub for any purpose. A written copy of such opinion will be delivered to Remainco and Buyer promptly following the date hereof, solely for informational purposes.

3.26          Acknowledgement by Merger Partner. Merger Partner is not relying and has not has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II, in Article IV or in any of the other Transaction Documents, in each case, to the extent made to Merger Partner. The representations and warranties by Remainco and Spinco contained in Article II, by Buyer and Buyer Sub contained in Article IV, or by any of them in any of the other Transaction Documents, in each case, to the extent made to Merger Partner, constitute the sole and exclusive representations and warranties of Remainco and the members of the Remainco Group, of Buyer and Buyer Sub and of each of their respective Representatives in connection with the Contemplated Transactions, and Merger Partner understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Remainco, Spinco, Buyer and Buyer Sub. Without limiting the generality of the foregoing, Merger Partner acknowledges that, except for the representations and warranties of Remainco and Spinco contained in Article II, of Buyer and Buyer Sub contained in Article IV or of any of them in any of the other Transaction Documents, in each case, to the extent made to Merger Partner, no representations or warranties are made by Remainco, Spinco, Buyer, Buyer Sub or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Merger Partner or any of its respective Representatives) or any management presentations that have been or shall hereafter be provided to Merger Partner or any of its Representatives. Notwithstanding the foregoing, nothing in this Section 3.26 shall limit Merger Partner’s rights and remedies in the event of Fraud.

3.27         Gaming Approvals and Licensing Matters.

(a)          As of the date hereof, none of Merger Partner Required Gaming Licensees has ever been denied a gaming license, approval, or related finding of suitability by any Gaming Authority or had any gaming license or approval revoked, suspended or denied, except for such denials, suspensions or revocations that, individually or in the aggregate, would not reasonably be expected to be material to the Merger Partner Business or the Merger Partner Group, taken as a whole. To the Knowledge of Merger Partner, there are no facts or circumstances with respect to any Merger Partner Required Gaming Licensee that have had or would reasonably be expected to have a Merger Partner Material Adverse Effect.

(b)          There are no conditions, constraints, limitations or qualifications existing with respect to any gaming license or approval previously granted to Merger Partner or any of its Affiliates that materially affect the management and operation of the Merger Partner Business, other than those that are generally applicable to similar licensed gaming businesses. The members of the Merger Partner Group are in compliance with all Gaming Laws applicable to the Merger Partner Group in all material respects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING BUYER AND
BUYER SUB

Except as set forth (a) in the part or subpart of the Buyer Disclosure Letter corresponding to the particular Section or subsection in this Article IV in which such representation and warranty appears or (b) in any other part or subpart of the Buyer Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other representation and warranty, Buyer and Buyer Sub hereby represent and warrant to Remainco, Spinco and Merger Partner as follows:

4.1          Due Organization; Authority; Binding Nature of Agreement. Each of Buyer and Buyer Sub is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Buyer and Buyer Sub each have all requisite corporate or other Entity right, power and authority to enter into and perform their respective obligations under the Transaction Documents, as applicable, to which it is or will be a party and has all other requisite corporate or other Entity right, power and authority to consummate the Contemplated Transactions. The execution and delivery by Buyer and Buyer Sub of the Transaction Documents, the consummation by Buyer and Buyer Sub of the Contemplated Transactions by, and the performance by Buyer and Buyer Sub of their respective obligations under, the Transaction Documents have been duly authorized by all requisite corporate action on the part of Buyer and Buyer Sub, subject, in the case of Buyer Sub, to the adoption of this Agreement by Buyer as the sole stockholder of Buyer Sub immediately following the execution and delivery of this Agreement. The Board of Directors of Buyer Sub has (a) determined and declared that this Agreement, the other Transaction Documents and the Merger are advisable and in the best interests of Buyer Sub and its stockholder; (b) authorized and approved the execution, delivery and performance of the Transaction Documents by Buyer Sub; and (c) recommended the adoption of this Agreement by the holders of common stock of Buyer Sub and directed that this Agreement be submitted for adoption by Buyer Sub’s sole stockholder immediately following the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Buyer and Buyer Sub, and assuming the due authorization, execution and delivery of this Agreement by Remainco, Spinco and Merger Partner, this Agreement constitutes a legal, valid and binding obligation of Buyer and Buyer Sub, enforceable against Buyer and Buyer Sub in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The Separation Agreement, the Employee Matters Agreement, the Intellectual Property License Agreement, the Real Estate Matters Agreement and the Tax Matters Agreement have been (and the Transition Services Agreement and the IP License and Technology Agreements will be as of immediately following the Spinco Contribution) duly executed and delivered by the applicable Buyer Party or Buyer Parties that are or will be party thereto, and assuming the due authorization, execution and delivery of such agreements by the applicable members of the Remainco Group and the applicable members of the Merger Partner Group, each such agreement does (or, in the case of each of the Transition Services Agreement and the IP License and Technology Agreements will when executed and delivered) constitute a legal, valid and binding obligation of the Buyer Parties party thereto, as applicable, enforceable against each of them party thereto in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. Buyer has Made Available to Remainco and Merger Partner all Organizational Documents of Buyer, Buyer Sub and VoteCo. Buyer is the sole stockholder of Buyer Sub.

4.2          Non-Contravention; Consents.

(a)          Provided that all consents, approvals, authorizations and other actions described in Section 4.2(b) have been obtained or taken, neither (1) the execution, delivery or performance of this Agreement or the other Transaction Documents nor (2) the consummation of any of the Contemplated Transactions, will, directly or indirectly (with or without notice or lapse of time) (i) require a consent or approval under, contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of any Buyer Party, (ii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy to obtain any relief under, any Law or any Governmental Order to which any Buyer Party, or any of the assets owned or used by any Buyer Party, is subject; or (iii) require a consent or approval under, contravene, conflict with or result in a violation or breach of, or result in a termination (or right of termination) or default under, any provision of any material Contract binding on a Buyer Party or give any Person the right to (A) declare a default or exercise any remedy under any such Contract; (B) accelerate the maturity or performance of any such Contract; (C) cancel, terminate or modify any right, benefit, obligation or other term of such Contract; or (D) result in the imposition or creation of any Encumbrance (other than a Permitted Encumbrance) upon or with respect to any asset owned or used by any Buyer Party except, in the case of each of clauses (i), (ii) and (iii), as do not have, and would not, individually or in the aggregate, reasonably be expected to have, a Buyer Material Adverse Effect.

(b)          Except (i) as set forth in Section 4.2(b) of the Buyer Disclosure Letter, or (ii) as may be required by the Securities Act, the Exchange Act, state securities Laws or “blue sky” Laws, the Companies Act, the DGCL, the receipt of Governmental Approvals under the HSR Act, Gaming Laws, all applicable foreign Antitrust Laws and FDI Laws, Financial Services Laws or the listing requirements of the NYSE, no Buyer Party or Buyer Required Gaming Licensee is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (A) the execution, delivery or performance of this Agreement or the other Transaction Documents or (B) the consummation of any of the Contemplated Transactions, except where the failure to make any such filing or give any such notice or to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

4.3          Compliance with Laws; Regulatory Matters.

(a)          Each Buyer Party is, and since the Regulatory Lookback Date has been, in compliance with all applicable Laws, including Laws relating to money transmission, virtual currency or other digital assets, consumer protection, credit reporting, data privacy, financial privacy, cybersecurity, securities Law matters, and payment services Law matters (including payment network rules) and Governmental Orders directly applicable to it, except where failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. Since the Regulatory Lookback Date, no Buyer Party has received any written notice or other written communication from any Governmental Authority or any written notice from any other Person (i) regarding any actual or possible violation of, or failure to comply with, any Law or (ii) that it is or has been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any Governmental Authority, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)          Since the Regulatory Lookback Date, no Buyer Party or any other member of the Buyer Licensing Group, has been in violation of Money Services Laws, or, to the extent applicable, been denied a Money Services Permit or other Permit by any Governmental Authority or had any Money Services Permit or other Permit revoked or suspended.

(c)          Each Buyer Party is, and at all times since the Regulatory Lookback Date has been, in compliance with all applicable Anti-Money Laundering Laws. None of the Buyer Parties or any other member of the Buyer Licensing Group, nor any of their respective directors, officers, employees or, to the knowledge of Buyer, agents designated by any Buyer Party or any other member of the Buyer Licensing Group to act on behalf of any Buyer Party or any other member of the Buyer Licensing Group, is in violation of any applicable Anti-Money Laundering Laws.

4.4          Absence of Litigation. As of the date hereof, there are no Actions pending with respect to which Buyer has been served with written notice, or, to the knowledge of Buyer, any other Action pending or threatened in writing against any Buyer Party or any other member of the Buyer Licensing Group that has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

4.5          Securities Matters. None of Buyer, Buyer Sub or the Guarantors beneficially owns, directly or indirectly (including pursuant to any derivatives contract), any Equity Interests of member of the Remainco Group or any Equity Interests of any member of the Merger Partner Group. The Spinco Units are being acquired by Buyer in the Equity Sale for its own account and without a view to the public distribution or sale of the Spinco Units or any interest in them. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Spinco Units and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Spinco Units. Buyer (i) acknowledges that the Spinco Units have not been registered under the Securities Act, or any securities Laws of any state or other jurisdiction and (b) understands that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Spinco Units other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and applicable securities Laws of any state or other jurisdiction. None of Buyer, Buyer Sub nor any of their respective “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of Merger Partner (as each such term is defined in Section 203 of the DGCL).

4.6          Financing; Solvency.

(a)          As of the date hereof, Buyer has delivered to Remainco and Merger Partner (i) a true, correct and complete copy of the executed debt commitment letter, dated as of the date hereof, from the Debt Financing Sources party thereto, together with true, correct and complete copies of any related executed fee letters (each, a “Fee Letter”); provided that, solely with respect to any Fee Letter, the economic and financial terms, including fee amounts, “market flex” provisions, “securities demand” provisions, pricing terms, pricing caps and other commercially sensitive terms (none of which, individually or in the aggregate, adversely affects availability, timing, conditionality, enforceability, termination or aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount) may be redacted in a customary manner from such true, correct and complete copies (collectively, including all exhibits, schedules and annexes thereto, the “Debt Commitment Letter”), pursuant to which, and subject only to the terms and conditions thereof, the Debt Financing Sources party thereto have committed to lend the aggregate amount of Debt Financing set forth therein to Buyer for the purpose of funding the Contemplated Transactions on the date on which the Closing should occur pursuant to Section 1.3 (together with any Alternative Financing pursuant to Section 6.8, the “Debt Financing”) and (ii) a true, correct and complete copy of the executed Equity Commitment Letter (together with the Debt Commitment Letter, the “Financing Commitments”) from each of the Guarantors, pursuant to which the Guarantors have, on the terms and subject to the conditions set forth therein, committed to invest in Buyer the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter expressly provides that Remainco and Merger Partner are third party beneficiaries thereof as provided therein.

(b)          Assuming the Financing is funded in accordance with the Financing Commitments, the aggregate net proceeds from the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect of the maximum amount of “flex” (including any original issue discount flex) provided for under the Debt Financing) when funded in accordance with the Financing Commitments are sufficient to fund the Required Amount.

(c)          As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn, terminated or rescinded or otherwise amended, supplemented or modified in any respect and, except to the extent permitted by Section 6.8, no such amendment, supplement or modification is contemplated by Buyer or Buyer Sub or, to the knowledge of Buyer, by the other parties thereto. The Financing Commitments, in the form delivered to Remainco and Merger Partner, constitute legal, valid and binding obligations of Buyer and, to the knowledge of Buyer, the other parties thereto and are enforceable against such parties in accordance with their respective terms, except, in each case, subject to the Bankruptcy and Equity Exceptions. There are no side letters or other Contracts or written agreements to which Buyer is a party relating to the Financing Commitments that could (i) adversely affect the conditionality or enforceability of, or termination rights under, the Financing Commitments or the availability of the Financing or (ii) reduce the aggregate amount of the Financing below the Required Amount, other than as expressly contained in the Financing Commitments. As of the date hereof, to the knowledge of Buyer, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or any other Buyer Party under any term, or a failure of any condition, of the Financing Commitments or otherwise result in the amount of Financing necessary to fund the Required Amount being unavailable on the date on which the Closing should occur pursuant to Section 1.3. As of the date hereof and assuming the conditions set forth in Article IX have been satisfied, Buyer has no reason to believe that it or, to the knowledge of Buyer, any other party to the Financing Commitments would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Buyer has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date hereof. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing necessary, other than as expressly set forth in the Financing Commitments.

(d)          Assuming (i) the accuracy of the representations and warranties of Remainco and Spinco set forth in Article II (to the extent required by Article IX), (ii) the accuracy of the representations and warranties of Merger Partner set forth in Article III (to the extent required by Article IX), (iii) the satisfaction of the conditions to Buyer and Buyer Sub set forth in Article IX and (iv) that each of (x) Spinco and (y) Merger Partner are Solvent on the Closing Date immediately prior to giving effect to the Equity Sale and the Merger, immediately following the Equity Sale and the Merger and after giving effect to all of the Contemplated Transactions, Buyer will be Solvent. No transfer of property is being made by Buyer or Buyer Sub, and no obligation is being incurred by Buyer or Buyer Sub in connection with the Contemplated Transactions, with the actual intent to hinder, delay or defraud either present or future creditors of Buyer, any member of the Spinco Group or any member of the Merger Partner Group or, in each case, any Affiliates thereof.

4.7          Guaranty. Concurrently with the execution of this Agreement, Buyer has delivered to Remainco and Merger Partner a duly and validly executed Guaranty of the Guarantors, dated as of the date hereof, in favor of Remainco and Merger Partner in respect of certain obligations of Buyer under this Agreement as set forth therein. The Guaranty is in full force and effect, has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and is a legal, valid and binding obligation of each of the Guarantors and is enforceable by Remainco and Merger Partner in accordance with its terms (subject to the Bankruptcy and Equity Exceptions). None of the Guarantors is in default or breach under the terms and conditions of the Guaranty, and no event has occurred or circumstances exist which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute or result in a default or breach under, or a failure to satisfy any condition provided by, the terms and conditions of the Guaranty. Each of the Guarantors has access to sufficient capital to satisfy the amount of its guaranteed obligations under the Guaranty in full.

4.8          Certain Arrangements. There are no Contracts or other legally binding commitments, whether written or oral, in effect on the date hereof, (a) between any Buyer Party or their respective Affiliates or the Guarantors, on the one hand, and (i) any beneficial owner (or Affiliate of a beneficial owner) of more than five percent (5%) of the shares of Merger Partner Common Stock or (ii) any member of Merger Partner’s management or the Merger Partner Board, on the other hand, relating in any way to the Contemplated Transactions or the operations of the Combined Company following the Closing, (b) pursuant to which any stockholder of Merger Partner would be entitled to receive consideration for such stockholder’s Merger Partner Common Stock of a different amount or nature than the Per Share Price (excluding any Owned Merger Partner Shares) or (c) pursuant to which any stockholder of Merger Partner has agreed to vote to adopt this Agreement or has agreed to vote against any Acquisition Proposal or Merger Partner Superior Proposal.

4.9          Gaming Approvals and Licensing Matters.

(a)          As of the date hereof, to Buyer’s knowledge, each of (x) the Buyer Required Gaming Licensees set forth in clause (a)(i) of the definition thereof and (y) the Buyer Required Gaming Licensees described in clause (b) of the definition thereof (who are set forth on Section 4.9(a) of the Buyer Disclosure Letter) are reasonably likely to be authorized, licensed or found suitable under the Applicable Gaming Laws in connection with the consummation of Contemplated Transactions.

(b)          Except as set forth on Section 4.9(b) of the Buyer Disclosure Letter, no Person (i) is or will be immediately following the Closing, the holder, directly or indirectly, of five percent (5%) or more of the voting stock, economic interests or Equity Interests of Buyer or (ii) will be immediately following the Closing, the holder, directly or indirectly, of five percent (5%) or more of the voting stock, economic interests or Equity Interests of Merger Partner or Spinco, in each case, other than any Persons who will be licensed by, or obtain any qualification, approval or suitability determinations by or from any Gaming Authority as required in connection with such ownership in the voting stock, economic interests or Equity Interests of Buyer, Merger Partner or Spinco, as applicable, and whose licensing, qualification, approval or suitability determination, as applicable, is not reasonably expected to prevent or materially delay receipt of any Gaming Approvals.

(c)          As of the date hereof, none of Buyer, Buyer Sub, the Buyer Regulatory Affiliates or any of the Buyer Required Gaming Licensees described in clauses (x) or (y) of Section 4.9(a) has ever been denied a gaming license, approval, or related finding of suitability by any Gaming Authority or had any gaming license or approval revoked, suspended or denied. As of the date hereof, to the knowledge of Buyer, there are no facts or circumstances with respect to Buyer, any Buyer Regulatory Affiliate or any other Buyer Required Gaming Licensee described in clauses (x) or (y) of Section 4.9(a) that would prevent or materially delay receipt of any Gaming Approvals required to consummate the Contemplated Transactions. As of the date hereof, there is no pending or, to the knowledge of Buyer, threatened investigation being conducted by any Gaming Authority which would reasonably be expected to result in the denial, revocation, limitation or suspension of any Permit under any Gaming Laws with respect to Buyer, Buyer Sub or any Buyer Required Gaming Licensee described in clauses (x) or (y) of Section 4.9(a).

4.10          Proxy Statement. None of the information supplied or to be supplied by Buyer or Buyer Sub for inclusion or incorporation by reference in the Merger Partner Proxy Statement will, (i) at the time the Merger Partner Proxy Statement is filed with the SEC or (ii) after giving effect to any amendments or supplements that have theretofore been made thereto, (A) at the time the Merger Partner Proxy Statement is first mailed to the stockholders of Merger Partner or (B) at the time of the Merger Partner Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Buyer or Buyer Sub with respect to any statements made or incorporated by reference in the Merger Partner Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Remainco, Spinco, Merger Partner or any of their respective Affiliates for inclusion, use or incorporation by reference in the Merger Partner Proxy Statement.

4.11          Financial Advisors. Buyer is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by any Transaction Document based upon arrangements made by or on behalf of Buyer or any Affiliate.

4.12          Acknowledgement by Buyer and Buyer Sub. No Buyer Party or any of their respective Affiliates is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II, in Article III or in any of the other Transaction Documents. The representations and warranties by Remainco and Spinco contained in Article II, by Merger Partner contained in Article III, or by any of them in any of the other Transaction Documents constitute the sole and exclusive representations and warranties of Remainco, Spinco and Merger Partner and the members of the Spinco Group and the members of the Merger Partner Group, respectively, and of each of their respective Representatives in connection with the Contemplated Transactions, and each of Buyer and Buyer Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Remainco, Spinco and Merger Partner. Without limiting the generality of the foregoing, each of Buyer and Buyer Sub acknowledges that, except for the representations and warranties of Remainco and Spinco contained in Article II, of Merger Partner contained in Article III or of any of them in any of the other Transaction Documents, no representations or warranties are made by Remainco, Spinco, Merger Partner or their respective Representatives with respect to the accuracy or completeness of any information, documents or other materials (including any such materials contained in any data room or otherwise reviewed by Buyer or Buyer Sub or any of their respective Representatives) or any management presentations that have been or shall hereafter be provided to Buyer or Buyer Sub or any of their respective Representatives. Notwithstanding the foregoing, nothing in this Section 4.12 shall limit Buyer’s rights and remedies in the event of Fraud.

4.13          CFIUS Foreign Person. Neither Buyer nor Buyer Sub is a foreign person, as defined in 31 C.F.R. § 800.224. No foreign person has an ownership interest in Buyer or Buyer Sub, except where such investment by a foreign person satisfies the requirements of 31 C.F.R. § 800.307(a).

4.14          Buyer Sub. Buyer Sub was formed solely for the purpose of engaging in the Contemplated Transactions and it has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions. All of the outstanding Equity Interests of Buyer Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Buyer Sub are, and at the Merger Effective Time will be, owned directly or indirectly by Buyer. As of the date hereof, Buyer Sub does not have any assets or liabilities other than those incident to its formation or related to the evaluation, negotiation and execution of the Transaction Documents.

ARTICLE V

CERTAIN COVENANTS OF THE PARTIES REGARDING OPERATIONS DURING THE PRE-CLOSING PERIOD

5.1          Access and Investigation. During the period commencing on the date hereof and ending as of the earlier of (x) the termination of this Agreement and (y) the Closing (the “Pre-Closing Period”), subject to applicable Law, upon reasonable advance notice, Remainco and Merger Partner shall each, and shall cause each member of their respective Groups to, (a) provide the Representatives of Buyer (and, at the request of Buyer, the other non-Buyer Party) with reasonable access during normal business hours to its Representatives and assets and to all existing books, records, work papers and other documents and information relating to such Entity or its applicable Affiliate (but in the case of the members of the Remainco Group, solely as it relates to the Spinco Business or the Spinco Group), in each case as reasonably requested by Buyer; provided that such access shall be conducted at Buyer’s sole expense (except to the extent such access is in connection with the Parties’ obligations pursuant to Section 1.15 of the Separation Agreement (Separation Planning and Day-One Readiness), in which case such expenses shall be borne by the Parties in accordance with Section 1.15(g) of the Separation Agreement), in accordance with applicable Laws (including any applicable Laws relating to antitrust, competition, gaming, employment or privacy issues), under the supervision of the non-requesting party or its personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of the non-requesting party; (b) provide the Representatives of Buyer (and, at the request of Buyer, the other non-Buyer Party) with such copies of the existing books, records, work papers and other documents and information relating to such Entity and the other members of its respective Group (but in the case of the members of the Remainco Group, solely as it relates to the Spinco Business or the Spinco Group) as reasonably requested by Buyer; and (c) provide (1) any material notice, report or other document received by any member of such party’s Group from any Governmental Authority, including any report of examination conducted by a Governmental Authority in connection with Money Services Laws or compliance with other Laws, and (2) any notice of any inquiry from a Governmental Authority regarding any member of such party’s Group’s compliance with Laws promptly following the receipt of such inquiry. Subject in all respects to Section 6.3 and without limiting the generality of any of the foregoing, during the Pre-Closing Period, Remainco, Merger Partner and Buyer shall provide each other with copies of any notice, report or other document filed with or sent to any Governmental Authority on behalf of any member of the Remainco Group, any member of the Merger Partner Group or any Buyer Party, respectively, in connection with any of the Contemplated Transactions a reasonable time in advance of the filing or sending of such document to permit a review thereof. Nothing in this Agreement shall require Remainco, Merger Partner or Buyer to disclose any information if, in the reasonable judgement of Remainco, Merger Partner or Buyer, as applicable, such disclosure would (i) jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine, (ii) contravene any applicable Law or any Governmental Order, fiduciary duty or contractual confidentiality obligation, (iii) jeopardize the health and safety of any employee of Remainco, Merger Partner or Buyer, as applicable, or (iv) result in competitive harm to any member of the Remainco Group, any member of the Merger Partner Group or any Buyer Party, it being understood that Remainco, Merger Partner and Buyer shall each use commercially reasonable efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case, that would enable any otherwise required disclosure to the other party to occur without so jeopardizing any such privilege or immunity or contravening such applicable Law, Governmental Order, fiduciary duty or contractual confidentiality obligation. Without limiting the foregoing, each of Remainco and Merger Partner shall, to the extent reasonably requested by Buyer from time to time and subject to applicable Law, provide Buyer and its Representatives with (x) management reports to the extent prepared in the ordinary course of business, (y)  business reviews to the extent prepared in the ordinary course of business, and (z) strategic planning studies and capital investment project documents to the extent prepared in the ordinary course of business; provided that with respect to Remainco, such information shall only be provided to the extent it relates to the Spinco Business or the Spinco Group. All information exchanged pursuant to this Section 5.1 shall be subject to the Confidentiality Agreements. This Section 5.1 shall not apply with respect to any Tax matters. Nothing in this Section 5.1 shall require any member of the Remainco Group to provide any information to any member of the Merger Partner Group or to any Buyer Party relating to any Excluded Matter.

5.2          Operation of the Spinco Business.

(a)          Except as required by and subject to applicable Law, as required, contemplated or expressly permitted by the terms of any of the Transaction Documents, as required or contemplated by any Contract set forth on the Remainco Disclosure Letter, as reasonably necessary to consummate the Separation or as set forth in Section 5.2 of the Remainco Disclosure Letter, during the Pre-Closing Period, unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Remainco shall, and shall cause the other members of the Remainco Group (subject in the case of members of the Remainco Group which are not wholly owned to applicable fiduciary duties) to, use (i) reasonable best efforts to (A) conduct the business and operations of the Spinco Business in all material respects in the ordinary course of business consistent with past practice (to the extent within Remainco’s control) and (B) to the extent consistent therewith, preserve intact in all material respects the material components of their current business organization and maintain satisfactory relations and goodwill with all Spinco Top Customers, all Spinco Top Suppliers, all material licensors and all Governmental Authorities, and (ii) commercially reasonable efforts to maintain satisfactory relations and goodwill with all other customers, suppliers and licensors, in each case of the foregoing clauses (i) and (ii), to the extent related to the Spinco Business.

(b)          Except as required by and subject to applicable Law, as required, contemplated or expressly permitted by the terms of any of the Transaction Documents, as reasonably necessary to consummate the Separation or as set forth in Section 5.2 of the Remainco Disclosure Letter, during the Pre-Closing Period, unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Remainco shall not, and shall cause the other members of the Remainco Group (subject in the case of members of the Remainco Group which are not wholly-owned to applicable fiduciary duties) not to, take any of the following actions (it being agreed that compliance with this clause (b) shall not be deemed to be a breach by Remainco of Section 5.2(a)):

(i)            (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Equity Interests of any member of the Spinco Group or other securities of any member of the Spinco Group, or repurchase, redeem or otherwise reacquire any Equity Interests of any member of the Spinco Group or other securities of any member of the Spinco Group, other than dividends or distributions between or among any of the members of the Spinco Group; provided that members of the Spinco Group shall be permitted to distribute or dividend any cash or any Remainco Retained Assets to any member of the Remainco Group; or (B) declare, accrue, set aside or pay any dividend or make any distribution on any Equity Interest of Remainco if doing so would reasonably be expected to result in Remainco failing to be Solvent;

(ii)           amend the Organizational Documents of Remainco or any member of the Spinco Group in a manner adverse to Merger Partner or Buyer;

(iii)          with respect to the Spinco Business, enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(iv)          (A) sell, transfer, assign, lease, license, exchange or otherwise dispose of, other than in the ordinary course of business or to any member of the Spinco Group, any Spinco Assets, that is, in the case of this clause (A), material to the Spinco Business or to the members of the Spinco Group, taken as a whole (each such Spinco Asset, a “Material Spinco Business Asset”); or (B) other than in the ordinary course of business, grant any Encumbrance other than a Permitted Encumbrance on any Material Spinco Business Asset that will not be released prior to or at the Closing;

(v)          with respect to the Spinco Business, incur any Indebtedness or obligations relating to Non-Gaming Credit Support Obligations, or assume, grant, guaranty or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances to any Person, in each case, other than the incurrence or guaranty of Indebtedness or obligations relating to Non-Gaming Credit Support Obligations (A) in the ordinary course of business, (B) related to making of loans between members of the Remainco Group, or (C) that does not exceed $20,000,000 individually or $40,000,000 in the aggregate; provided that no such Indebtedness incurred pursuant to clause (A) or clause (B) by any member of the Spinco Group shall include any prepayment penalties or fees and all such Indebtedness shall have terms that permit its repayment at or prior to the Closing;

(vi)           (A) with respect to the Spinco Business, except as permitted by Section 5.5(g), acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing or (B) with respect to Remainco or any member of the Spinco Group, liquidate, dissolve, restructure or reorganize or adopt a plan or agreement therefor;

(vii)          (A) sell, issue, grant, transfer, repurchase, subject to any Encumbrance or redeem, or authorize the sale, issuance, grant, transfer, repurchase, Encumbrance or redemption of, any Equity Interest or other securities of any member of the Spinco Group (other than to any member of the Remainco Group), or (B) reclassify, split, combine, subdivide or redeem any Equity Interests or other securities of any member of the Spinco Group;

(viii)        with respect to any Remainco Equity Awards held by any Spinco Employee, except as otherwise required by the terms of any Remainco Benefit Arrangement or any Spinco Benefit Arrangement as in effect on the date hereof, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Remainco Equity Plans, (B) amend any provision of any Contract evidencing any such outstanding Remainco Equity Award, (C) otherwise modify any of the terms of any such outstanding Remainco Equity Award or related Contract or (D) grant any Remainco Equity Award to any Spinco Employee;

(ix)          other than to the extent required by applicable Law or the terms of any Remainco Benefit Arrangement or any Spinco Benefit Arrangement as in effect on the date hereof, or to the extent required for the members of the Remainco Group to comply with their respective obligations under the Employee Matters Agreement, (A) establish, adopt, enter into, amend, modify, provide discretionary benefits under, or terminate any Spinco Benefit Arrangement (or any benefit plan, program, agreement or arrangement that would be a Spinco Benefit Arrangement if in effect on the date hereof), except that Remainco and its Affiliates may make amendments or modifications to such Spinco Benefit Arrangements in the ordinary course of business in connection with annual enrollment, (B) except as permitted under clause (A) hereof as a result of amendments to a Remainco Benefit Arrangement made in the ordinary course of business or otherwise applicable to similarly situated employees of a member of the Remainco Group, modify the compensation or benefits of any Spinco Employee, or (C) accelerate the timing of payment, funding or vesting under any Spinco Benefit Arrangement or make any discretionary payment under or contribution to any Spinco Benefit Arrangement, or (D) hire or terminate the employment of any Spinco Employee with a title above Vice President (each, a “Spinco Senior Executive Employee”) or any Spinco Employee who would be a Spinco Senior Executive Employee if employed on the date hereof, other than to (1) terminate any Spinco Senior Executive Employee for cause or at the request or direction of any Gaming Authority (including following a finding of unsuitability by a Gaming Authority) or (1) fill any vacancy (including any vacancies resulting from any termination in the foregoing clause (1) or resulting from any role that is created to satisfy a directive or order of a Gaming Authority);

(x)            (A) amend any existing, or enter into any new, employment, change in control, severance, termination or retention agreements with any Spinco Employees (other than agreements terminable for any or no reason on no more than thirty (30) days’ notice (or statutory notice, if longer) without resulting in any payment, other obligation or penalty) or (B) modify or waive any non-competition, non-solicitation, confidentiality or other similar obligation of any Spinco Employee;

(xi)           other than in the ordinary course of business or with respect to transfers of any Spinco Employee who is an Inactive Employee (as defined in the Employee Matters Agreement), transfer or reallocate the employment or services of any Spinco Employee to a member of the Remainco Group (other than a member of the Spinco Group) if such transfer or reallocation would result in such employee no longer being a Spinco Employee, or transfer or reallocate the employment or services of any employee of any member of the Remainco Group (other than a member of the Spinco Group) who is not a Spinco Employee to the Spinco Business if such transfer or reallocation would result in such employee becoming a Spinco Employee;

(xii)          grant recognition to any labor union or enter into, modify, amend, or terminate any collective bargaining agreement or similar agreement with any labor union, labor organization, works council or other staff representative body, in each case, if doing so would be adverse to the Spinco Business;

(xiii)         enter into, amend in any material respect, terminate or waive performance of any material terms under, any Spinco Real Property Lease or any Spinco Material Contract, other than (A) amendments that in the aggregate are not materially adverse to the Spinco Business, (B) in the ordinary course of business or (C) in the case of terminations, other than any termination of any Spinco Real Property Lease or any Spinco Material Contract occurring pursuant to the terms thereof;

(xiv)        enter into any settlement or release with respect to any Action against any member of the Spinco Group, other than (A) settlements for the payment of liabilities reflected or reserved against in the Spinco Business Financial Statements or of amounts that do not exceed $2,500,000 individually or $5,000,000 in the aggregate or (B) any settlement or release in the ordinary course of business, including any settlement of any action involving any Spinco Employees or any Spinco Former Employees; provided that such settlements and releases (1) do not impose any restrictions on the operation of the Spinco Business following the Equity Sale Closing Time, (2) do not admit wrongdoing, and (3) include a full release of the members of the Spinco Group;

(xv)          with respect to the Spinco Business, (A) make or commit to make any capital expenditures for which the aggregate cash consideration paid or payable in any individual transaction is in excess of $10,000,000 or in the aggregate in excess of $40,000,000; provided that in addition to the foregoing, the Spinco Business shall be permitted to make capital expenditures in the aggregate in an amount up to the aggregate amount of capital expenditures contemplated by the Spinco Budget for the period ending on the date three (3) months after the Outside Date or (B) fail to use commercially reasonable efforts to make any capital expenditures at the times and in the amounts contemplated by the Spinco Budget;

(xvi)         with respect to the members of the Spinco Group or the Spinco Business, other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in applicable Laws, GAAP or SEC rules and regulations, change any of its methods of accounting or accounting policies in any material respect;

(xvii)        other than as required by applicable Law consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting other than in the ordinary course of business, (B) make, change or rescind any Tax election other than in the ordinary course of business, (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes, (D) file any amended income or other material Tax Return or claim for refund, in each case, other than in the ordinary course of business, (E) make, rescind or amend any claim for Group Relief in a manner which affects the liability to Tax a member of the Spinco Group, (F) enter into any closing agreement relating to Taxes or (G) waive or extend the statute of limitations in respect of Taxes other than in the ordinary course of business; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to Buyer (or any of its Affiliates) or any member of the Spinco Group;

(xviii)       with respect to the members of the Spinco Group or the Spinco Business, change in any material respect its cash management practices, policies or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, from such practices, policies or procedures with respect thereto used by the Spinco Business in the ordinary course of business consistent with past practice, or take or refrain from taking any action in respect of working capital of the members of the Spinco Group or the Spinco Business that is outside of the ordinary course of business consistent with past practices, in each case including (A) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take the place or be incurred in post-Closing periods or (B) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xix)         take any action that will create a notice obligation or other liability under the WARN Act with respect to any Spinco Employee;

(xx)          other than in the ordinary course of business and consistent with past practice, license, covenant not to sue, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Spinco Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Spinco Intellectual Property;

(xxi)          with respect to the Spinco Business, permit to expire or fail to timely renew any material Permit;

(xxii)        with respect to the members of the Spinco Group and the Spinco Business, fail to maintain (with insurance companies substantially as financially responsible as its existing insurance insurers) insurance in at least the same amounts and against at least such risks and losses as are consistent in all material respects with past practice; or

(xxiii)       enter into any legally binding commitment with respect to any of the foregoing.

(c)          During the Pre-Closing Period, Remainco shall promptly notify Merger Partner and Buyer of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII or Article IX impossible or that has had or would reasonably be expected to have or result in a Combined Company Material Adverse Effect. No notification given to Merger Partner and Buyer pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Remainco contained in this Agreement or the conditions to the obligations of the Parties under this Agreement. A failure to comply with this Section 5.2(c) shall not constitute the failure of any condition set forth in Article VII or Article IX to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VII or Article IX to be satisfied. Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.2 shall be deemed to limit (i) the transfer of the Remainco Retained Assets or the assumption of the Remainco Retained Liabilities prior to the Closing, or (ii) Remainco’s ability to cause the other members of the Remainco Group to make any of the transfers or take such other actions contemplated by the Separation Plan or the Separation Agreement. In furtherance of the foregoing, Merger Partner and Buyer acknowledge that prior to the Closing, Remainco intends to remove from all of the Spinco Real Property any Remainco Books and Records and any Remainco Retained Assets and such actions by the members of the Remainco Group shall not be considered a breach of this Agreement.

5.3          Operation of the Merger Partner Business.

(a)          Except as required by and subject to applicable Law, as required, contemplated or expressly permitted by the terms of any of the Transaction Documents, as required or contemplated by any Contract set forth on the Merger Partner Disclosure Letter or as set forth in Section 5.3 of the Merger Partner Disclosure Letter, during the Pre-Closing Period, unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Merger Partner shall, and shall cause the other members of the Merger Partner Group (subject in the case of members of the Merger Partner Group which are not wholly owned to applicable fiduciary duties) to, use (i) reasonable best efforts to (A) conduct the business and operations of the Merger Partner Business in all material respects in the ordinary course of business consistent with past practice (to the extent within Merger Partner’s control), and (B) to the extent consistent therewith, preserve intact in all material respects the material components of their current business organization and maintain satisfactory relations and goodwill with all Merger Partner Top Customers, Merger Partner Top Suppliers, material licensors and Governmental Authorities and (ii) commercially reasonable efforts to maintain satisfactory relations and goodwill with all other customers, suppliers and licensors.

(b)          Except as required by and subject to applicable Law, as required, contemplated or expressly permitted by the terms of any of the Transaction Documents, as set forth in Section 5.3 of the Merger Partner Disclosure Letter, during the Pre-Closing Period, unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Merger Partner shall not, and shall cause the other members of the Merger Partner Group (subject in the case of members of the Merger Partner Group which are not wholly owned to applicable fiduciary duties) not to, take any of the following actions, (it being agreed that compliance with this clause (b) shall not be deemed to be a breach by Merger Partner of Section 5.3(a)):

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Equity Interests or other securities, or repurchase, redeem or otherwise reacquire any Equity Interests or other securities of any member of the Merger Partner Group, other than (A) dividends or distributions between or among any member of the Merger Partner Group; and (B) in connection with the withholding of Taxes in connection with the vesting of Merger Partner Equity Awards (to the extent required by the terms as of the date hereof or in the ordinary course consistent with past practice) or forfeitures of Merger Partner Equity Awards;

(ii)          amend the Organizational Documents of any member of the Merger Partner Group in a manner adverse to Spinco, Remainco or Buyer;

(iii)          enter into any material new lines of business, withdraw from any existing material lines of business, or terminate, discontinue, close or dispose of any material plant, facility or other business operation;

(iv)          (A) sell, transfer, assign, lease, license, exchange or otherwise dispose of, other than in the ordinary course of business or to any member of the Merger Partner Group, any asset of any member of the Merger Partner Group or the Merger Partner Business, that is, in the case of this clause (A), material to the Merger Partner Business or to the members of the Merger Partner Group (each such asset (individually or in the aggregate), a “Material Merger Partner Business Asset”); or (B) other than in the ordinary course of business, grant any Encumbrance other than a Permitted Encumbrance on any Material Merger Partner Business Asset that will not be released prior to or at the Closing;

(v)          incur any Indebtedness or obligations relating to Non-Gaming Credit Support Obligations, or assume, grant, guaranty or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, in each case, other than the incurrence or guaranty of Indebtedness or obligations relating to Non-Gaming Credit Support Obligations (A) in the ordinary course of business, (B) related to the making of loans between members of the Merger Partner Group or (C) that does not exceed $10,000,000 individually or $20,000,000 in the aggregate; provided that no such Indebtedness incurred pursuant to clause (A) or clause (B) shall include any prepayment penalties or fees and all such Indebtedness shall have terms that permit its repayment at or prior to the Closing;

(vi)          (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing or (B) liquidate, dissolve, restructure or reorganize or adopt a plan or agreement therefor;

(vii)         (A) sell, issue, grant, transfer, repurchase, subject to any Encumbrance or redeem, or authorize the sale, issuance, grant, transfer, repurchase, Encumbrance or redemption of, any Equity Interest or other securities of any member of the Merger Partner Group (except that Merger Partner may issue shares of Merger Partner Common Stock upon the vesting of any Merger Partner Equity Awards outstanding as of the date hereof pursuant to the terms of such Merger Partner Equity Award as in effect on the date hereof), or (B) reclassify, split, combine, subdivide or redeem any Equity Interests or other securities of any member of the Merger Partner Group;

(viii)         with respect to any Merger Partner Equity Awards, except as otherwise required by the terms of any Merger Partner Benefit Arrangement as in effect on the date hereof, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Merger Partner Equity Plans, (B) amend any provision of any Contract evidencing any outstanding Merger Partner Equity Award, (C) otherwise modify any of the terms of any outstanding Merger Partner Equity Award or related Contract or (D) grant any Merger Partner Equity Award;

(ix)          other than to the extent required by applicable Laws or the terms of any Merger Partner Benefit Arrangement as in effect on the date hereof, to the extent required for the members of the Merger Partner Group to comply with their respective obligations under the Employee Matters Agreement, (A) establish, adopt, enter into, amend, modify, provide discretionary benefits under, or terminate any Merger Partner Benefit Arrangement (or any benefit plan, program, agreement or arrangement that would be a Merger Partner Benefit Arrangement if in effect on the date hereof), except that Merger Partner and its Affiliates may make amendments or modifications to such Merger Partner Benefit Arrangements in the ordinary course of business in connection with annual enrollment, (B) except as permitted under clause (A) hereof as a result of amendments to a Merger Partner Benefit Arrangement made in the ordinary course of business, modify the compensation or benefits of any Merger Partner Employee, or (C) accelerate the timing of payment, funding or vesting under any Merger Partner Benefit Arrangement or make any discretionary payment under or contribution to any Merger Partner Benefit Arrangement or (D) hire or terminate the employment of any employee with a title above Vice President (each, a “Merger Partner Senior Executive Employee” ) or any employee who would be a Merger Partner Senior Executive Employee if employed on the date hereof, other than to (1) terminate any Merger Partner Senior Executive Employee for cause or at the request or direction of any Gaming Authority (including following a finding of unsuitability by a Gaming Authority) or (2) fill any vacancy (including any vacancies resulting from any termination in the foregoing clause (1) or resulting from any role that is created to satisfy a directive or order of a Gaming Authority);

(x)          (A) enter into any new employment, change in control, severance, termination or retention agreements with any Merger Partner Employees (other than agreements terminable for any or no reason on no more than thirty (30) days’ notice (or statutory notice, if longer) without resulting in any payment, other obligation or penalty) or (B) modify or waive any non-competition, non-solicitation, confidentiality or other similar obligation of any Merger Partner Employee;

(xi)          grant recognition to any labor union or enter into, modify, amend, or terminate any collective bargaining agreement or similar agreement with any labor union, labor organization, works council or other staff representative body, in each case, if doing so would be adverse to the Merger Partner Business;

(xii)          enter into, amend in any material respect, terminate or waive performance of any material terms under, any Merger Partner Real Property Lease or any Merger Partner Material Contract, other than (A) amendments that in the aggregate are not materially adverse to the Merger Partner Business, (B) in the ordinary course of business or (C) in the case of terminations, other than any termination of any Merger Partner Real Property Lease or any Merger Partner Material Contract occurring pursuant to the terms thereof;

(xiii)         enter into any settlement or release with respect to any Action against any member of the Merger Partner Group, other than any settlement or release in the ordinary course of business, including any settlement of any action involving any Merger Partner Employees;

(xiv)         make or commit to make any capital expenditures, except as set forth on Section 5.3(b)(xiv) of the Merger Partner Disclosure Letter or (B) fail to use commercially reasonable efforts to make any capital expenditures at the times and in the amounts contemplated by the Section 5.3(b)(xiv) of the Merger Partner Disclosure Letter;

(xv)         other than (A) in the ordinary course of business and consistent with past practices or (B) as required by concurrent changes in applicable Laws, GAAP or SEC rules and regulations, change any of its methods of accounting or accounting policies in any material respect;

(xvi)        other than as required by applicable Law consistent with past practice, (A) make any change (or file any such change) in any method of Tax accounting other than in the ordinary course of business, (B) make, change or rescind any Tax election other than in the ordinary course of business, (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes, (D) file any amended income or other material Tax Return or claim for refund, in each case, other than in the ordinary course of business, (E) make, rescind or amend any claim for Group Relief in a manner which affects the liability to Tax a member of the Merger Partner Group, (F) enter into any closing agreement relating to Taxes or (G) waive or extend the statute of limitations in respect of Taxes other than in the ordinary course of business, in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to Buyer (or any of its Affiliates) or any member of the Merger Partner Group;

(xvii)        change in any material respect its cash management practices, policies or procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, from such practices, policies or procedures with respect thereto used by the Merger Partner Business in the ordinary course of business consistent with past practice, or take or refrain from taking any action in respect of working capital of the members of the Merger Partner Group or the Merger Partner Business that is outside of the ordinary course of business consistent with past practices, in each case including (A) taking (or omitting to take) any action that would have the effect of materially accelerating revenues, cash receipts or the collection of accounts receivable to pre-Closing periods that would otherwise be expected to take the place or be incurred in post-Closing periods or (B) taking (or omitting to take) any action that would have the effect of materially delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(xviii)       take any action that will create a notice obligation or other liability under the WARN Act;

(xix)         other than in the ordinary course of business and consistent with past practice, license, covenant not to sue, abandon, disclaim, sell, assign or grant any security interest in, to or under any material Merger Partner IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in any material Merger Partner IP;

(xx)          permit to expire or fail to timely renew any material Permit, including any Money Services Permit;

(xxi)          fail to maintain (with insurance companies substantially as financially responsible as its existing insurance insurers) insurance in at least the same amounts and against at least such risks and losses as are consistent in all material respects with past practice; or

(xxii)        enter into any legally binding commitment with respect to any of the foregoing.

(c)          During the Pre-Closing Period, Merger Partner shall promptly notify Remainco and Buyer of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII or Article IX impossible or that has had or would reasonably be expected to have or result in a Combined Company Material Adverse Effect. No notification given to Remainco or Buyer pursuant to this Section 5.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Merger Partner contained in this Agreement or the conditions to the obligations of the Parties under this Agreement. A failure to comply with this Section 5.3(c) shall not constitute the failure of any condition set forth in Article VIII or Article IX to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VIII or Article IX to be satisfied.

5.4          Control of Other Party’s Business. Nothing contained in this Agreement shall give Remainco, Spinco or Buyer, directly or indirectly, the right to control or direct Merger Partner’s operations prior to the Merger Effective Time. Nothing contained in this Agreement shall give Merger Partner or Buyer, directly or indirectly, the right to control or direct the operations of the Spinco Business (prior to the Equity Sale Closing Time) or the Remainco Retained Business. Prior to the Merger Effective Time, with respect to Merger Partner, and prior to the Equity Sale Closing Time, with respect to Remainco and Spinco, Remainco, Spinco and Merger Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

5.5           No Shop.

(a)          During the Pre-Closing Period, Merger Partner shall not, directly or indirectly, and Merger Partner shall cause the other members of the Merger Partner Group and shall use reasonable best efforts to cause its and their respective Representatives acting on behalf or at the direction of a member of the Merger Partner Group not to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any Acquisition Inquiry with respect to Merger Partner; (ii) furnish any information regarding any member of the Merger Partner Group to any Person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to Merger Partner; (iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to Merger Partner (other than to state that they are not currently permitted to have discussions); (iv) approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to Merger Partner; or (v) enter into any letter of intent or similar Contract contemplating or relating to any Acquisition Transaction or any Acquisition Inquiry with respect to Merger Partner (excluding any Permitted Confidentiality Agreements).

(b)          During the Pre-Closing Period, Remainco shall not, directly or indirectly, and Remainco shall cause the other members of the Remainco Group and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the members of the Spinco Group or the Spinco Business; (ii) furnish any information regarding any member of the Remainco Group to any Person in connection with or in response to any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the members of the Spinco Group or the Spinco Business; (iii) engage in discussions or negotiations with any Person relating to any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the members of the Spinco Group or the Spinco Business (other than to state that they are not currently permitted to have discussions); (iv) approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry with respect to Remainco, the members of the Spinco Group or the Spinco Business; or (v) enter into any letter of intent or similar Contract contemplating or relating to any Acquisition Transaction or any Acquisition Inquiry with respect to Remainco, the members of the Spinco Group or the Spinco Business.

(c)          Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time on or after the date hereof and prior to obtaining the Required Merger Partner Stockholder Vote (and in no event after obtaining the Required Merger Partner Stockholder Vote), (i) Merger Partner shall receive a written Acquisition Proposal from a Third Party with respect to Merger Partner that did not result from a material breach of Section 5.5(a) and (ii) the Merger Partner Board determines in good faith (x) after consultation with Merger Partner’s financial advisor that such Acquisition Proposal is or would reasonably be expected to lead to a Merger Partner Superior Proposal and (y) after consultation with Merger Partner’s outside legal counsel that the failure to take the following actions would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board under applicable Law, then Merger Partner may (A) furnish information regarding the members of the Merger Partner Group (it being understood that in no event shall any member of the Merger Partner Group or their respective Representatives furnish any information regarding the members of the Remainco Group (including the members of the Spinco Group or the Spinco Business) or Buyer to the Person making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal) or (B) enter into discussions and negotiations with the Person making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal; provided that (1) prior to furnishing any such information to such Person, Merger Partner receives from such Person an executed confidentiality agreement that contains customary provisions (including nondisclosure provisions, use restrictions and non-solicitation provisions) at least as favorable in the aggregate to Merger Partner as the provisions of the Confidentiality Agreements as in effect immediately prior to the date hereof and allows for Merger Partner to comply with its obligations in this Agreement; (2) Merger Partner gives Remainco and Buyer prompt notice of any such determination by the Merger Partner Board (which notice shall be no later than thirty-six (36) hours after such determination by the Merger Partner Board and prior to Merger Partner or any of its Representatives taking any of the actions described in clause (A) or clause (B)); and (3) Merger Partner furnishes or Makes Available to Remainco and Buyer any non-public information furnished or Made Available to such Person (to the extent such information has not been previously furnished or Made Available by Merger Partner to Remainco and Buyer) within twenty-four (24) hours of the time it is provided or made available to such Person.

(d)          Except as expressly permitted by Section 6.2(c), during the Pre-Closing Period, the Merger Partner Board (or any committee thereof) shall not (i) effect a Merger Partner Change in Recommendation, (ii) adopt, approve, endorse, declare advisable or recommend to Merger Partner’s stockholders an Acquisition Proposal with respect to Merger Partner other than the Contemplated Transactions, (iii) fail to publicly reaffirm the Merger Partner Board Recommendation within ten (10) Business Days following receipt of a written request by Remainco or Buyer to provide such reaffirmation after an Acquisition Proposal shall have been publicly disclosed or shall have become publicly known; provided that Remainco and Buyer may each only make such request once with respect to any Acquisition Proposal with respect to Merger Partner and once with respect to each material amendment to any Acquisition Proposal with respect to Merger Partner, (iv) fail to include in the Merger Partner Proxy Statement the Merger Partner Board Recommendation or include in the Merger Partner Proxy Statement any proposal to vote upon or consider any Acquisition Proposal with respect to Merger Partner other than the Contemplated Transactions or (v) fail to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Merger Partner within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders).

(e)          During the Pre-Closing Period, Merger Partner shall promptly (and in no event later than thirty-six (36) hours) after receipt of any Acquisition Proposal or any Acquisition Inquiry advise the other Parties to this Agreement in writing of any such Acquisition Inquiry or any such Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Inquiry or such Acquisition Proposal and the terms thereof, including a copy of any written Acquisition Inquiry or any written Acquisition Proposal and any other agreements proposed to be entered into by any member of the Merger Partner Group and the Person making such Acquisition Inquiry or such Acquisition Proposal or any of its Subsidiaries or its or their respective Representatives and any documentation in respect of such Acquisition Inquiry or such Acquisition Proposal received from the proponent thereof or its Representatives) that is made or submitted by any Person during the Pre-Closing Period. During the Pre-Closing Period, Merger Partner shall, following receipt of an Acquisition Inquiry or an Acquisition Proposal, keep the other Parties reasonably informed on a reasonably prompt basis with respect to (1) the status of any such Acquisition Inquiry or any such Acquisition Proposal, including any negotiations with respect thereto and (2) the status and terms of any modification or proposed modification thereto, copies of any written materials (including e-mail correspondence) received from the proponent thereof or its Representatives proposing any such changes to any such Acquisition Inquiry or any such Acquisition Proposal and drafts of any agreements proposed to be entered into by any member of the Merger Partner Group and the Person making such Acquisition Inquiry or such Acquisition Proposal or any of its Subsidiaries or its or their respective directors, officers or employees.

(f)          During the Pre-Closing Period, Remainco and Merger Partner shall, and shall cause the other members of their respective Groups to, use reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any discussions conducted on or before the date hereof with any Person that relate to any Acquisition Proposal or any Acquisition Inquiry and request the prompt return or destruction of all confidential information previously furnished.

(g)          Merger Partner agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any such Person or any of its Subsidiaries is a party or under which any such Person or any of its Subsidiaries has any rights, and will use its commercially reasonable efforts to cause each such Contract to be enforced at the request of the Remainco and Buyer except to the extent that the Merger Partner Board determines in good faith, after consultation with Merger Partner’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board to its stockholders under applicable Law.

(h)          Notwithstanding anything to the contrary contained in this Agreement, including Section 5.2(b)(vi), Section 5.5(b) and Section 6.3, or any other Transaction Document, it shall not be a breach of any of the Transaction Documents for any member of the Remainco Group, any of its Affiliates or any of their respective Representatives to, and there shall be no restrictions on the ability of any member of the Remainco Group, any of its Affiliates or any of their respective Representatives to (i) pursue, consider or evaluate any Excluded Matter; (ii) make any inquiry, proposal or offer for or relating to any Excluded Transaction to any Person; (iii) solicit, initiate, encourage or facilitate the making, submission or announcement of any Excluded Transaction Inquiry or any Excluded Transaction Proposal; (iv) furnish information in connection with any Excluded Matter; (v) engage in discussions or negotiations with any Person relating to any Excluded Matter; (vi) make any announcements relating to or in connection with any Excluded Matter; (vii)  approve, endorse or make any recommendations relating to any Excluded Matter; (viii) authorize, approve or enter into Contracts that provide for, relate to or are in furtherance of any Excluded Matter; (ix) consummate, or take any actions to consummate, any Excluded Transaction; or (x) take any actions in furtherance of any foregoing, in each case, so long as the foregoing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability to consummate the Closing (including the Separation in all material respects, the Spinco Contribution, the Equity Sale and the execution and delivery of the IP License and Technology Agreements, the Rhode Island VLT JV Interest Management Contract, the Rhode Island VLT System Subcontract and the Transition Services Agreement) (any such action, or any action in furtherance of any of the foregoing, an “Excluded Action”). No member of the Remainco Group shall be required to provide any notice to Merger Partner or Buyer relating to any Excluded Action or any Excluded Matter, provided that Remainco shall provide notice to Merger Partner at least fifteen (15) Business Days prior to the execution of any definitive agreement to effect a transaction that would be an Excluded Transaction with any Affiliates of Buyer or the consummation of any transaction that would be an Excluded Transaction with any Affiliates of Buyer and, thereafter, consult with Merger Partner in good faith as to whether such Excluded Transaction or Excluded Transaction Proposal would, individually or in the aggregate, reasonably be expected to prevent, materially delay, materially interfere with or materially impair the ability of Remainco or Spinco to consummate the Closing (including the Separation in all material respects, the Spinco Contribution, the Equity Sale and the execution and delivery of the IP License and Technology Agreements, the Rhode Island VLT JV Interest Management Contract, the Rhode Island VLT System Subcontract and the Transition Services Agreement). If any member of the Remainco Group or any of its Representatives receives any inquiry, request, proposal or offer and it is uncertain whether such inquiry, request, proposal or offer relates to an Excluded Matter or an Acquisition Transaction, then such member of the Remainco Group and its Representatives may ask the Person making such inquiry, request, proposal or offer to clarify whether it relates to an Excluded Matter or an Acquisition Transaction.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS OF THE PARTIES

6.1          Merger Partner Proxy Statement.

(a)          As promptly as reasonably practicable after the date hereof, Merger Partner shall prepare and cause to be filed with the SEC, in preliminary form, the Merger Partner Proxy Statement. Remainco and Buyer shall cooperate with Merger Partner in connection with the preparation and filing by Merger Partner of the Merger Partner Proxy Statement. Merger Partner shall file or cause to be filed such other appropriate documents with the SEC as may be applicable. Merger Partner shall (i) cause the Merger Partner Proxy Statement to comply as to form in all material respects with the applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify Remainco and Buyer of, cooperate with Remainco and Buyer with respect to, provide Remainco and Buyer (and their respective Representatives) with a reasonable opportunity to review and comment on, and respond promptly to, any comments of the SEC or its staff with respect to the Merger Partner Proxy Statement; and (iii) provide Remainco and Buyer (and their respective Representatives) with a reasonable opportunity to review and comment on the Merger Partner Proxy Statement prior to filing of any such proxy statement with the SEC, including any amendments or supplements thereto. Remainco and Buyer shall promptly furnish to Merger Partner all information concerning such Party, their respective Affiliates and Subsidiaries and stockholders or shareholders, respectively, that may be required or reasonably requested in connection with any action contemplated by this Section 6.1. If, at any time prior to the Merger Effective Time, any event or circumstance shall be discovered by any of Merger Partner, Remainco or Buyer, or if Merger Partner, Remainco or Buyer becomes aware of any information furnished by it, in either case, that should be disclosed in an amendment or supplement to the Merger Partner Proxy Statement so that such document or documents would not include any untrue statement of a material fact or fail to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such Party shall (A) promptly inform the other Parties thereof; (B) provide the other Parties (and their respective Representatives) with a reasonable opportunity to review and comment on any amendment or supplement to the Merger Partner Proxy Statement prior to it being filed with the SEC; (C) provide the other Parties with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Merger Partner.

(b)          If any state takeover statute or similar Law shall become applicable to the Merger, each Party and its boards of directors shall, considering the potential effects (if any) that such statutes or Law may have on the Merger, grant such approvals and take such actions as are reasonably necessary so that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the other Transaction Documents and otherwise act to eliminate or minimize the effects of such statute or Law on the Merger.

6.2          Merger Partner Stockholders’ Meeting.

(a)          As promptly as reasonably practicable following the earlier of (x) the date on which any comments of the SEC or the staff of the SEC with respect to the preliminary Merger Partner Proxy Statement have been resolved or (y) receipt of confirmation from the SEC that it will not review, or that it has completed its review of, the Merger Partner Proxy Statement (which confirmation will be deemed to occur if the SEC has not affirmatively notified Merger Partner prior to the end of the 10th calendar day after filing the preliminary Merger Partner Proxy Statement that the SEC will or will not be reviewing the Merger Partner Proxy Statement), Merger Partner (i) shall take all action necessary under all applicable Law and the certificate of incorporation of Merger Partner to call, give notice of and hold a meeting of the holders of Merger Partner Common Stock (the “Merger Partner Stockholders’ Meeting”) to solicit and obtain the Required Merger Partner Stockholder Vote and (ii) shall submit such proposal to such holders at the Merger Partner Stockholders’ Meeting. Except as set forth in Section 6.2(a) of the Merger Partner Disclosure Letter, Merger Partner shall not submit any other proposals for approval at the Merger Partner Stockholders’ Meeting without the prior written consent of Remainco and Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Merger Partner, in consultation with Remainco and Buyer and in accordance with applicable Law and Merger Partner’s Organizational Documents, shall set a record date for Persons entitled to notice of, and to vote at, the Merger Partner Stockholders’ Meeting and shall not change such record date without the prior written consent of Remainco and Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Merger Partner shall use its reasonable best efforts to ensure that all proxies solicited by or on behalf of any member of the Merger Partner Group and their Representatives in connection with the Merger Partner Stockholders’ Meeting are solicited in material compliance with all applicable Law; provided that no such efforts shall be required in the event that, prior to such solicitation, there has been a Merger Partner Change in Recommendation made in accordance with Section 6.2(c). Subject to the other terms of this Agreement, Merger Partner may, after consultation with Remainco and Buyer, adjourn or postpone the Merger Partner Stockholders’ Meeting (or shall, if requested in writing by Remainco or Buyer) (A) to the extent necessary to ensure that any supplement or amendment to the Merger Partner Proxy Statement that is required by applicable Law (or in connection with the settlement of any applicable litigation) is timely provided to Merger Partner’s stockholders; (B) if as of the time for which the Merger Partner Stockholders’ Meeting is then scheduled there are insufficient shares of Merger Partner Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Merger Partner Stockholders’ Meeting; or (C) if as of the time for which the Merger Partner Stockholders’ Meeting is then scheduled there are insufficient shares of Merger Partner Common Stock voting in favor of the adoption of this Agreement to obtain the Required Merger Partner Stockholder Vote, if additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement; provided that the Merger Partner Stockholders’ Meeting shall not be postponed or adjourned for more than thirty (30) days without the prior written consent of Remainco and Buyer (which consent shall not be unreasonably withheld). Unless this Agreement shall have been terminated in accordance with Article X, nothing contained in this Agreement shall be deemed to relieve Merger Partner of its obligations to submit this Agreement for adoption to its stockholders for a vote at the Merger Partner Stockholders’ Meeting. Unless this Agreement shall have been terminated in accordance with Article X, Merger Partner’s obligation to hold the Merger Partner Stockholders’ Meeting pursuant to this Section 6.2(a) shall not be affected by (1) the commencement, public proposal or public disclosure of, or communication to, Merger Partner of any Acquisition Proposal with respect to Merger Partner, (2) any Acquisition Inquiry with respect to Merger Partner or (3) any Merger Partner Change in Recommendation.

(b)          Unless there has been a Merger Partner Change in Recommendation made in accordance with Section 6.2(c), (i) the Merger Partner Board shall recommend that Merger Partner’s stockholders vote in favor of the adoption of this Agreement at the Merger Partner Stockholders’ Meeting; (ii) the Merger Partner Proxy Statement shall include the Merger Partner Board Determination and a statement to the effect that the Merger Partner Board recommends that Merger Partner’s stockholders vote in favor of the adoption of this Agreement at the Merger Partner Stockholders’ Meeting (such determination and recommendation being referred to as the “Merger Partner Board Recommendation”); (iii) the Merger Partner Board Recommendation shall not be directly or indirectly withdrawn or modified (or proposed to be withdrawn or modified and the Merger Partner Board shall not have adopted, approved, endorsed, declared advisable or recommended to Merger Partner’s stockholders an Acquisition Proposal with respect to Merger Partner other than the Contemplated Transactions) by the Merger Partner Board nor any committee thereof in a manner adverse to Remainco (a “Merger Partner Change in Recommendation”); and (iv) Merger Partner shall use reasonable best efforts to solicit proxies in favor of the proposal to adopt this Agreement.

(c)          Notwithstanding anything to the contrary contained in Section 6.2(a), Section 6.2(b) or any other provision of in this Agreement, at any time prior to obtaining the Required Merger Partner Stockholder Vote, the Merger Partner Board may effect a Merger Partner Change in Recommendation or cause Merger Partner to terminate this Agreement pursuant to Section 10.1(f) in order to simultaneously enter into a definitive agreement to effect a Merger Partner Superior Proposal if (and only if): (i) after the date hereof, Merger Partner has received a written Acquisition Proposal from a Third Party that did not result from a material breach of Section 5.5(a) and is not withdrawn; (ii) the Merger Partner Board determines in its good faith judgment, (A) after consultation with Merger Partner’s financial advisor that such Acquisition Proposal constitutes a Merger Partner Superior Proposal and (B) after consultation with Merger Partner’s outside legal counsel that the failure to make a Merger Partner Change in Recommendation or cause Merger Partner to terminate this Agreement in order to simultaneously enter into a definitive agreement to effect such Merger Partner Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board under applicable Law (it being understood and agreed that none of the determination by the Merger Partner Board in this clause (ii), the delivery of the Notice of Merger Partner Superior Proposal or the public announcement that Merger Partner has delivered such notice shall in and of itself constitute a Merger Partner Change in Recommendation); (iii) prior to effecting a Merger Partner Change in Recommendation or terminating this Agreement to enter into a definitive agreement to effect such Merger Partner Superior Proposal, the Merger Partner Board provides Remainco and Buyer notice (a “Notice of Merger Partner Superior Proposal”) advising Remainco and Buyer that Merger Partner has received a Merger Partner Superior Proposal, specifying the terms and conditions of such Merger Partner Superior Proposal, identifying the Person making such Merger Partner Superior Proposal and providing copies of any agreements intended to effect (or to finance such Merger Partner Superior Proposal, which financing commitments may include customary redactions) such Merger Partner Superior Proposal, and that the Merger Partner Board has made the determination required under clause (ii) (including the basis on which such determination has been made); (iv) during the four (4) Business Days (together with any subsequent shorter period as contemplated by the proviso below in this clause (iv), solely for purposes of this Section 6.2, the “Buyer Notice Period”) after delivery of the Notice of Merger Partner Superior Proposal, if requested by Buyer, Merger Partner engages in good faith negotiations, and directs its financial advisor and outside legal counsel to, engage in good faith negotiations, with Buyer and Remainco to amend the Transaction Documents and the Financing in such a manner that such competing Acquisition Proposal does not constitute a Merger Partner Superior Proposal (it being understood and agreed that (1) Remainco and Spinco shall agree to any such amendments proposed by Buyer that solely increase the Per Share Price or the other consideration paid to the stockholders of Merger Partner in exchange for their shares of Merger Partner Common Stock or otherwise do not adversely affect the Remainco Group and (2) in no event shall Remainco or Spinco be required to agree to any amendment that adversely affects the Remainco Group); provided that a new Notice of Merger Partner Superior Proposal shall be required to be delivered to Remainco and Buyer with respect to each material modification to such offer (it being understood that any change in the purchase price or form of consideration in such offer shall be deemed a material modification) and a new Buyer Notice Period (of two (2) Business Days) shall begin following the expiration of the prior Buyer Notice Period; (v) at the end of the applicable Buyer Notice Period, such Acquisition Proposal has not been withdrawn and constitutes a Merger Partner Superior Proposal (considering any changes to the terms of the Transaction Documents and the Financing proposed by Buyer as a result of the negotiations required by clause (v) or otherwise); and (vi) the Merger Partner Board determines in good faith, (A) after consultation with Merger Partner’s financial advisor that such Acquisition Proposal constitutes a Merger Partner Superior Proposal (considering any changes to the terms of the Transaction Documents or the Financing proposed by Buyer and Remainco as a result of the negotiations required by clause (iv) or otherwise) and (B) after consultation with Merger Partner’s outside legal counsel that the failure to make a Merger Partner Change in Recommendation and to cause Merger Partner to terminate this Agreement in order to simultaneously enter into a definitive agreement to effect a Merger Partner Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board under applicable Law. If Buyer determines not to engage in good faith negotiations or propose any amendments to the Transaction Documents as contemplated by clause (iv) above or has failed to provide proposed amendments to Merger Partner by the end of the third (3rd) Business Day of the Buyer Notice Period (or the end of the first (1st) Business Day in the case of an extension contemplated by the above), then Remainco shall from and after such event be permitted to make proposals to Merger Partner with respect to any alternative transaction (a “Remainco Alternative Proposal”). If Remainco makes a Remainco Alternative Proposal, then the Merger Partner Board shall be required to consider such Remainco Alternative Proposal prior to terminating this Agreement to effect a Merger Partner Superior Proposal. If the Merger Partner Board determines that such Remainco Alternative Proposal is more favorable to the stockholders of Merger Partner than both (x) the Contemplated Transactions and (y) the Acquisition Proposal that resulted in the Notice of Merger Partner Superior Proposal (for the avoidance of doubt, in each case, taking into account any amendments to the Transaction Documents proposed by Buyer pursuant to this Section 6.2(c)), then (I) Merger Partner shall terminate this Agreement and enter into definitive agreements to effect the Remainco Alternative Proposal and (II) such termination and the entry into the definitive agreements to effect the Remainco Alternative Proposal shall not be a breach of (and shall be expressly authorized by) this Agreement and the other Transaction Documents.

(d)          Notwithstanding anything to the contrary contained in Section 6.2(a), Section 6.2(b) or any other provision of in this Agreement, at any time prior to obtaining the Required Merger Partner Stockholder Vote, the Merger Partner Board may effect a Merger Partner Change in Recommendation (but not a termination of this Agreement) if, other than in connection with or as a result of the making of an Acquisition Inquiry from any Third Party or an Acquisition Proposal from any Third Party, a material development, event, effect, state of facts or change in circumstances that was not known to the Merger Partner Board or reasonably foreseeable by the Merger Partner Board (or if known or reasonably foreseeable, the consequences of which were not known and could not have been reasonably foreseeable on or prior to the date hereof) occurs, arises or becomes known to the Merger Partner Board after the date hereof and prior to obtaining the Required Merger Partner Stockholder Vote (such material development, event, effect, state of facts or change in circumstances being referred to as a “Merger Partner Intervening Event”) (it being understood that that in no event shall the following (or the consequences thereof) constitute a Merger Partner Intervening Event): (A) (1) any action taken or not taken (or required to be taken or not taken) by any Party or any of its Subsidiaries pursuant to and in compliance with the covenants set forth in any of the Transaction Documents, (2) any status of discussions with Governmental Authorities to obtain, including any proposed requirements to obtain, any Governmental Approvals relating to the Contemplated Transactions or (3) the status of efforts to obtain, or any terms of, the Financing; (B) the receipt, existence of or terms of an Acquisition Inquiry or an Acquisition Proposal; (C) changes in the market price or trading volume of the shares of Merger Partner Common Stock; (D) any changes in any credit rating of Merger Partner, or any debt thereof; or (E) Merger Partner meeting, failing to meet or exceeding published or unpublished forecasts of revenues, earnings or other measures of financial performance; provided that with respect to clauses (C) through (E), the Merger Partner Board may consider the underlying causes of such changes or matters; (1) the Merger Partner Board determines in its good faith judgment, (x) after consultation with Merger Partner’s financial advisor that a Merger Partner Intervening Event has occurred and (y) after consultation with Merger Partner’s outside legal counsel that the failure to make a Merger Partner Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board under applicable Law (it being understood and agreed that none of the determination by the Merger Partner Board in this clause (1), the delivery of the Notice of Merger Partner Intervening Event or the public announcement that Merger Partner has delivered such notice shall in and of itself constitute a Merger Partner Change in Recommendation); (2) prior to effecting a Merger Partner Change in Recommendation, the Merger Partner Board provides Remainco and Buyer notice (a “Notice of Merger Partner Intervening Event”) advising Remainco and Buyer of the Merger Partner Intervening Event, including a reasonable description of the terms and circumstances of such Merger Partner Intervening Event; (3) during the five (5) Business Days after the delivery to Remainco and Buyer of the Notice of Merger Partner Intervening Event, if requested by Buyer, Merger Partner engages in good faith negotiations, and directs its financial advisor and outside legal counsel to, engage in good faith negotiations, with Buyer to amend the Transaction Documents and the Financing in such a manner that obviates the need for the Merger Partner Board to effect, or cause Merger Partner to effect, a Merger Partner Change in Recommendation as a result of such Merger Partner Intervening Event (it being understood and agreed that (I) Remainco and Spinco shall agree to any such amendments proposed by Buyer that solely increase the Per Share Price or the other consideration to be paid the stockholders of Merger Partner in exchange for their shares of Merger Partner Common Stock or otherwise do not adversely affect the Remainco Group, (II) in no event shall Remainco or Spinco be required to agree to any amendment that adversely affects the Remainco Group and (III) if Buyer does not propose any such amendment to the Transaction Documents and the Financing, then Remainco may make its own proposal to Merger Partner and Buyer to amend the Transaction Documents and the Financing in such a manner that obviates the need for the Merger Partner Board to effect, or cause Merger Partner to effect, a Merger Partner Change in Recommendation as a result of such Merger Partner Intervening Event); provided, that in no event shall Buyer be required to agree to, or to take any action or refrain from taking any action with respect to, such amendment proposed by Remainco pursuant to clause (III) without Buyer’s prior consent (in its sole discretion); provided that a new Notice of Merger Partner Intervening Event shall be required with respect to any change in circumstances with respect to such Merger Partner Intervening Event and a new Buyer Notice Period of two (2) Business Days shall begin following the expiration of the prior Buyer Notice Period; and (4) the Merger Partner Board determines in good faith, (x) after consultation with Merger Partner’s financial advisor that a Merger Partner Intervening Event has occurred and (y) after consultation with Merger Partner’s outside legal counsel that the failure to make a Merger Partner Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Merger Partner Board under applicable Law.

(e)          (i) Nothing contained in this Section 6.2 or this Agreement will prohibit Merger Partner from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the Merger Partner Board may determine in good faith (after consultation with outside legal counsel) that it or Merger Partner, as applicable, is required to make under applicable Law will constitute a violation of this Agreement; provided that in any event under clause (i) or (ii) the Merger Partner Board shall not make a Merger Partner Change in Recommendation except in accordance with this Section 6.2. It is expressly understood and agreed by the Parties that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed a Merger Partner Change in Recommendation; provided that such communication (A) is a factually accurate public statement by Merger Partner or the Merger Partner Board (or a committee thereof) that describes Merger Partner’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal and the material terms of such Acquisition Proposal, (B) states that Merger Partner has not taken any action with respect to such Acquisition Proposal although it is under consideration and (C) expressly confirms that as of the date of such communication, the Merger Partner Board has not changed or withdrawn the Merger Partner Board Recommendation.

6.3          Efforts; Regulatory Approvals and Related Matters.

(a)          Prior to the Closing, Merger Partner, Remainco and Buyer shall (and shall cause each of their respective their respective directors, officers and employees to) and shall cause their respective Regulatory Affiliates and Gaming Licensees, as applicable, to, use their respective reasonable best efforts, to (i) file all notices, reports, submissions and other documents required to be filed by such Person with any Governmental Authority with respect to the Contemplated Transactions, and respond as promptly as reasonably practicable to any additional information requests by any such Governmental Authority, (ii) as promptly as reasonably practicable consummate the Contemplated Transactions and cause the conditions set forth in Article VII, Article VIII and Article IX, in each case as applicable, to be satisfied and (iii) obtain as promptly as reasonably practicable, all Governmental Approvals that may be or become necessary for its execution and delivery of, performance of its obligations pursuant to, and consummation of the transactions contemplated by, the Transaction Documents, in each case, subject to terms, conditions and limitations of this Section 6.3.

(b)          Without limiting the generality of the obligations set forth in Section 6.3(a), Merger Partner, Remainco and Buyer shall, and Merger Partner, Remainco and Buyer shall cause each of their respective directors and officers, Regulatory Affiliates and Gaming Licensees, as applicable, to, (i) within fifteen (15) Business Days after the date hereof, make and not withdraw (without the prior written consent of the other Parties) a filing of a Notification and Report Form pursuant to the HSR Act in connection with the Equity Sale and the Merger; provided that there are no changes in the applicable regulations under the HSR Act between the date hereof and the date of filing pursuant to the HSR Act, in which instance the Parties shall use reasonable best efforts to file such Notification and Report Form as promptly as commercially practicable thereafter, (ii) as promptly as practicable after the date hereof, but in any event within twenty-five (25) Business Days after the date hereof, make and not withdraw (without the prior written consent of the other Parties), or, if required, make initial contact with the applicable Governmental Authority and then file appropriate filings (whether in draft or final form), as required under applicable Antitrust Laws or applicable FDI Laws listed on Schedule C-1, (iii) within forty-five (45) days after the date hereof, make and not withdraw (without the prior written consent of the other Parties) appropriate filings with the Gaming Authorities listed on Schedule C-2 and (iv) as promptly as practicable after the date hereof, make and not withdraw (without the prior written consent of the other Parties), or if required make initial contact with the applicable Governmental Authority and then file appropriate filings, applications, registrations and notices as required under applicable Financial Services Laws that require a Governmental Approval in connection with the Equity Sale and the Merger. Merger Partner, Remainco and Buyer shall, and shall cause each of its and their respective directors and officers and each of their respective Regulatory Affiliates and Gaming Licensees (in each case, solely with respect to the Antitrust Filings, FDI Filings, Gaming Law Filings or Financial Services Notice Filings and Approvals contemplated to be made in accordance with this Agreement in connection with the Contemplated Transactions, and subject to Section 6.3(h) with respect to Buyer and its Regulatory Affiliates and Gaming Licensees) to, (A) cooperate with the other Parties in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a Person other than a Governmental Authority, (B) promptly supply the other Parties with any information which may be required to effectuate applications, notices, reports, documents, registrations, declarations or other filings with any Governmental Authority required to be made pursuant to the HSR Act and mandatory notifications required under any applicable foreign Antitrust Laws listed on Schedule C-1 (the “Antitrust Filings”), under any applicable FDI Laws listed on Schedule C-1 (the “FDI Filings”), under any applicable Gaming Laws with the Gaming Authorities listed on Schedule C-2 (the “Gaming Law Filings”) and under any Financial Services Laws with the Governmental Authorities listed on Schedule C-3 (“Financial Services Notice Filings and Approvals”) and (C) respond as promptly as reasonably practicable to any additional information requests by any Governmental Authority in connection with Antitrust Filings, FDI Filings, Gaming Law Filings or Financial Services Notice Filings and Approvals. During the Pre-Closing Period, Merger Partner, Remainco and Buyer shall notify each other Party promptly upon the receipt of (and, if in writing, share a copy of) any communication received by such Party from, or given by such Party to, any Governmental Authorities and of any communication received or given in connection with any proceeding by a Person other than a Governmental Authority in connection with any applications, notices, reports, documents, registrations, declarations or other filings with any Governmental Authority, in each case in connection with any of the Contemplated Transactions, and permit the other Party to review and discuss in advance any proposed written communication to any Governmental Authorities in connection with any of the Contemplated Transactions. During the Pre-Closing Period, whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings, any FDI Filings, any Gaming Law Filings or any Financial Services Notice Filings and Approvals, Merger Partner, Remainco or Buyer (as the case may be) shall promptly inform the other Parties of such occurrence and cooperate in filing with the applicable Governmental Authority and, subject to Sections 6.3(j)(ii) and 6.3(j)(iii), share a copy of such amendment or supplement, and, subject to Sections 6.3(j)(ii) and 6.3(j)(iii), permit the other Parties to review and discuss prior to submission of such amendment or supplement. During the Pre-Closing Period, Merger Partner, Remainco and Buyer shall give each other prompt notice of the commencement or known threat of commencement of any Action by or before any Governmental Authority with respect to any of the Contemplated Transactions and shall keep the other Parties reasonably informed as to the status of any such Action or threat. During the Pre-Closing Period, none of Remainco, Merger Partner or Buyer shall or shall permit their Regulatory Affiliates to participate in any meeting, teleconference or videoconference with any Governmental Authority having competent jurisdiction over applicable Antitrust Laws, FDI Laws, Gaming Laws or Financial Services Laws with respect to any such Actions or any of the Antitrust Filings, the FDI Filings, the Gaming Law Filings or the Financial Services Notice Filings and Approvals relating to any of the Contemplated Transactions that is expected to be substantive (each, a “Regulatory Meeting”) unless it consults with the other Parties in advance and, unless prohibited by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat (other than attendance and participation in that portion of a Regulatory Meeting that is reasonably determined by a Party to be regarding the matters described in Section 6.3(j) (as applicable to such Party or its Gaming Licensees, or in the case of Buyer, the Buyer Regulatory Affiliates)). Notwithstanding the foregoing, Merger Partner, Remainco and Buyer may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 6.3(b) as “Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to Representatives of the recipient unless express permission is obtained in advance from Remainco, Merger Partner or Buyer (as the case may be) or outside legal counsel to Remainco, Merger Partner or Buyer (as the case may be). Merger Partner, Remainco and Buyer shall cause their respective counsel regarding applicable Antitrust Laws, FDI Laws, Gaming Laws and Financial Services Laws to comply with this Section 6.3(b).

(c)          With respect to Antitrust Laws and FDI Laws, in furtherance and not in limitation of the covenants of the Parties contained in Sections 6.3(a) and 6.3(b) during the Pre-Closing Period, Buyer shall and shall cause its Subsidiaries and each of its and their respective directors and officers to take any and all actions with respect to Buyer and its Subsidiaries, the members of the Merger Partner Group, the members of the Spinco Group and their respective assets, businesses, operations, organizations and Equity Interests necessary to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including defending (with sufficient time for resolution in advance of the Outside Date) against litigation over any claim asserted in any court with respect to any of the Contemplated Transactions by any Governmental Authority having competent jurisdiction or any natural person or Entity, (ii) avoid or eliminate each and every impediment to the consummation of the Contemplated Transactions, and (iii) obtain all Governmental Approvals that may be required or advisable by any Governmental Authority, in each case with competent jurisdiction, so as to enable the Parties to consummate the Contemplated Transactions as promptly as reasonably practicable, including, in each case, (A) proposing, negotiating, committing to effecting and otherwise taking any other action, whether by consent decree, hold separate order or otherwise, that limits the freedom of action of Buyer or its Subsidiaries, any member of the Merger Partner Group or any member of the Spinco Group with respect to, or their ability to retain, particular products, Equity Interests, assets or businesses of the members of the Merger Partner Group, the members of the Spinco Group or the Combined Company Business or any Equity Interests or assets of Buyer or any of its Subsidiaries, or agreeing to take any such action, which actions Buyer acknowledges may be required to have an effect on Buyer’s Affiliates, the Buyer Regulatory Affiliates or the Buyer Required Gaming Licensees; (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority; (C) terminating existing relationships, contractual rights or obligations of any member of the Merger Partner Group or any member of the Spinco Group, in each case of such clauses (A) through (C), to the extent necessary to obtain any Governmental Approvals with respect to Antitrust Laws and FDI Laws, including the Governmental Approvals from the Governmental Authorities set forth on Schedule C-1 or consummate the Contemplated Transactions, in each case as promptly as reasonably practicable and in any event to allow such consummation to occur prior to the Outside Date (any such action is referred to as a “Remedial Action”).

(d)          With respect to Gaming Laws and Financial Services Laws, (i) if (A) a Gaming Authority objects to or otherwise expresses concerns regarding the suitability of any Buyer Required Gaming Licensee who would be a director, officer or employee of any member of the Combined Company or any member of the Buyer Licensing Group following the Closing and (B) the failure to replace such Buyer Required Gaming Licensee with a suitable alternative replacement Gaming Licensee would reasonably be expected to cause or materially contribute to the Equity Sale or the Merger not occurring prior to the Outside Date, then Buyer shall promptly replace, or cause to be replaced, such specified Buyer Required Gaming Licensee with a suitable alternative individual (as determined by Buyer in its sole discretion), which individual shall thereafter be a Buyer Required Gaming Licensee for all purposes hereunder, and (ii) if (A) a Gaming Authority objects to or otherwise expresses concerns regarding the suitability of any Merger Partner Required Gaming Licensee or any Spinco Required Gaming Licensee who would be a director, officer or employee of any member of the Combined Company following the Closing and (B) the failure to replace such Gaming Licensee with a suitable alternative Gaming Licensee would reasonably be expected to cause or materially contribute to the Equity Sale or the Merger to not occur prior to the Outside Date, then Buyer shall use commercially reasonable efforts to promptly designate a suitable replacement for such individual (with such replacement’s employment to begin effective as of or following the Closing), and such replacement individual will thereafter be a Buyer Required Gaming Licensee; provided that, in case of this clause (ii), no delay, impairment or impediment to the grant to, or receipt by, any of Buyer, Buyer Sub, the Combined Company, a Buyer Regulatory Affiliate or a Buyer Required Gaming Licensee of any Gaming Approval as a result of such objection by a Gaming Authority or finding or expression of concern regarding the suitability of a Merger Partner Required Gaming Licensee or a Spinco Required Gaming Licensee, as applicable, or failure to replace such Gaming Licensee with a suitable alternative Gaming Licensee, shall be attributable to the efforts of the Buyer Group, the Buyer Regulatory Affiliates and the Buyer Required Gaming Licensees or deemed to be a breach in any manner by Buyer or Buyer Sub of their respective obligations set forth in this Section 6.3; and provided, further, that nothing in this Section 6.3(d) modifies or relieves Remainco or Merger Partner or Remainco (as the case may be) of its obligations pursuant to Sections 5.2 or 5.3, as applicable. Solely with respect to Gaming Laws and Financial Services Laws, Buyer shall, and shall cause the Buyer Required Gaming Licensees to take any and all actions necessary with respect to Buyer and its Subsidiaries, the members of the Buyer Licensing Group, the members of the Merger Partner Group, the members of the Spinco Group and their respective assets, businesses, operations, organizations and Equity Interests, to (1) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including defending (with sufficient time for resolution in advance of the Outside Date) against litigation over any claim asserted in any court with respect to any of the Contemplated Transactions by any Governmental Authority having competent jurisdiction or any natural person or Entity, (2) avoid or eliminate each and every impediment to the consummation of the Contemplated Transactions, and (3) obtain all Governmental Approvals that may be required or advisable by any Governmental Authority, in each case with competent jurisdiction, so as to enable the Parties to consummate the Contemplated Transactions as promptly as reasonably practicable, including, in each case, (I) proposing, negotiating, committing to effecting and otherwise taking any other action, whether by consent decree, hold separate order or otherwise, that limits the freedom of action of Buyer, its Subsidiaries, or any Buyer Required Gaming Licensees, any member of the Merger Partner Group or any member of the Spinco Group with respect to, or their ability to retain, particular products, assets or businesses or Equity Interests of the members of the Merger Partner Group, the members of the Spinco Group or the Combined Company Business or any assets or Equity Interests of Buyer or any of its Subsidiaries, or agreeing to take any such action, which actions Buyer acknowledges may be required to have an effect on Buyer’s Affiliates; (II) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority; (III) terminating existing relationships, contractual rights or obligations of any member of the Merger Partner Group or any member of the Spinco Group, in each case of such clauses (I) through (III), to the extent necessary to obtain any Governmental Approvals with respect to Gaming Laws and Financial Services Laws or consummate the Contemplated Transactions, in each case as promptly as reasonably practicable and in any event to allow such consummation to occur prior to the Outside Date; provided that neither “reasonable best efforts” under this Section 6.3 with respect to obtaining any Governmental Approvals under Gaming Laws and Financial Services Laws, nor anything in this Section 6.3(d), shall require Buyer or any of its Subsidiaries, their respective directors, officers and employees, any Buyer Required Gaming Licensee or any Buyer Regulatory Affiliate, to (x) take, or agree to take any of the foregoing actions set forth in clauses (I) through (III) above or (y) commit to or effect any capital commitment, monetary payment or any other financial accommodations (including by the Combined Company following the Closing) (each, a “Buyer Extraordinary Action”), if, in any case, such action (or agreement to take such action) would have the effect set forth in Section 6.3(d) of the Buyer Disclosure Letter.

(e)            Notwithstanding anything to the contrary contained in this Section 6.3 or otherwise in the Transaction Documents, except as set forth on Section 6.3(e) of the Buyer Disclosure Letter, no AGM Person (other than Buyer, Buyer Sub, the Buyer Regulatory Affiliates or any of the Buyer Required Gaming Licensees) shall be required or obligated to take any action pursuant to the terms of this Agreement.

(f)            Notwithstanding anything to the contrary contained in this Agreement, (i) neither Merger Partner nor Remainco shall agree to or take any Remedial Action or Buyer Extraordinary Action (with respect to the members of the Merger Partner Group or the members of the Spinco Group, as applicable) without the prior written consent of Buyer, and (ii) Remainco shall not be required take or agree to any Remedial Action or any other action that would, individually or in the aggregate, adversely affect any Post-Closing Remainco Group Member, the Remainco Retained Business or the Remainco Retained Assets (any Remedial Action or other action described in this clause (ii), a “Remainco Burdensome Action”). Notwithstanding the foregoing, nothing in this Agreement shall require any Party to agree to any modifications, amendments or changes to any of the Transaction Documents. At the request of Buyer, Merger Partner and Remainco shall, and shall cause their respective Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Remedial Action (other than any Remainco Burdensome Action) or Buyer Extraordinary Action with respect to the members of the Merger Partner Group or the Spinco Business (but not the Remainco Retained Business), as applicable; provided that such agreements are conditioned upon the Closing.

(g)            Without limiting the efforts and obligations of Merger Partner, Remainco or Buyer under this Section 6.3, Buyer shall, after consulting with Merger Partner and Remainco and considering their suggestions and views in good faith, control and make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to obtaining Governmental Approvals or expiration of any applicable waiting periods, including any requests that may be made by, or any actions, omissions, or Governmental Approvals that may be sought from, (i) any Governmental Authority under any Antitrust Law, (ii) any Governmental Authority under any FDI Law, (iii) any Gaming Authority under any Gaming Law, and (iv) any Governmental Authority under any Financial Services Law (each a “Financial Services Authority”), in each case of clauses (i) through (iv), including determining the strategy for contesting, litigating or otherwise responding to objections to, or Actions thereunder challenging, any of the Contemplated Transactions.

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(h)            Buyer shall, and each Party shall, use reasonable best efforts to attend and cause its Regulatory Affiliates and Gaming Licenses to attend, any discussions, negotiations, hearings, proceedings or meetings (telephonic or otherwise) with any Gaming Authority or any Financial Services Authority in connection with the Gaming Approvals and the Financial Services Approvals that are contemplated in connection with the Equity Sale and the Merger. Nothing in this Agreement shall limit any Party hereto from attending any hearings or public proceedings or meetings of any Gaming Authority or Financial Services Authority. Each Party shall inform the applicable Gaming Authorities and Financial Services Authorities of its obligations under Section 6.3(b) and this Section 6.3(h) to permit the other Parties to participate in any Regulatory Meetings. If any impromptu Regulatory Meeting is initiated by any Gaming Authority or Financial Services Authority to a Party or any of its Regulatory Affiliates with respect to the Contemplated Transactions that is substantive in nature, such Party and its Regulatory Affiliates shall not be in violation of the obligations under Section 6.3(b) or this Section 6.3(h) to permit the other Parties to attend Regulatory Meetings if such Party or its Regulatory Affiliates has (i) complied with the immediately preceding sentence in advance of such impromptu communication, and (ii) the applicable Party promptly notifies the other Parties that such communications or interactions have taken place, which notice shall include a reasonably detailed summary of the matters discussed (including the substance thereof). During the Pre-Closing Period, Buyer may, (A) following reasonable consultation with Merger Partner and Remainco, approach one or more Gaming Authorities or Financial Services Authorities (in each case, at an appropriate time in light of the status of pending regulatory processes and to the extent advisable in order to expedite satisfaction of the closing conditions set out in Section 7.5, 8.5 and 9.5 or the receipt of any Governmental Approval with respect to any of the Gaming Law Filings or Financial Services Notice Filings and Approvals) regarding the possibility of completing the Contemplated Transactions before obtaining full customary approval from such Gaming Authority or such Financial Services Authority or full licensing of all applicable Gaming Licensees as required by such Gaming Authority or such Financial Services Authority, and (B) discuss and negotiate with such applicable Governmental Authorities an acceptable solution that would permit the Parties to consummate the Contemplated Transactions prior to the receipt of such full customary approval or full customary licensing, as applicable (each, an “Alternative Arrangement”); provided that (1) Buyer shall permit Merger Partner and Remainco to attend and participate in any such meetings, discussions or negotiations (and provide reasonable advance notice of the time and place such meetings, discussions or negotiations are occurring) and (2) the foregoing shall not require Remainco or Merger Partner to agree to any such solution that would require any modification, amendment or other change to any of the Transaction Documents. Subject to the other terms and conditions of this Agreement (including Section 6.3(j)), during the Pre-Closing Period, to the extent reasonably requested by Buyer, Merger Partner and Remainco (with respect to the Spinco Business), shall reasonably cooperate with Buyer to effect any Alternative Arrangement, provided that (I) such Alternative Arrangement would not require any amendment to the Transaction Documents and (II) any changes to the rights, assets or operations of Merger Partner Business or Spinco Business needed to effect such Alternative Arrangement would not be effective until immediately prior to the Closing. During the Pre-Closing Period, Merger Partner, Remainco and Buyer shall each promptly advise the other Parties upon it or its Gaming Licensees receiving any communications (written or oral) or documentary material from any Gaming Authority from which any Gaming Approval is required or from any Financial Services Authority from which any Financial Services Approval is required for the consummation of the Contemplated Transactions which indicates (x) a material issue in connection with any Gaming Law Filings or Financial Services Notice Filings and Approvals, (y) a request from such Gaming Authority or such Financial Services Authority that is outside the ordinary course for customary investigations conducted by such Gaming Authority or customary review and approval processes by such Financial Services Authority, as applicable, for similar or comparable transactions, or (z) that there is a reasonable likelihood that any such Gaming Approval or such Financial Services Approval, as applicable, will not be timely obtained or that the receipt of any such Gaming Approval or such Financial Services Approval will be materially delayed, conditioned or withheld.

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(i)             Subject to the terms and conditions of this Agreement, including subject to Section 5.5(c) and Section 6.2(c), prior to the Closing, (A) each of Merger Partner and Remainco shall not, and shall cause its Affiliates not to, knowingly take any action, including, acquire or agree to acquire any business or Entity, or otherwise acquire or agree to acquire any assets, if doing so would reasonably be expected to prevent or materially delay consummation of the Contemplated Transactions, (B) Buyer and Buyer Sub shall not knowingly take any action, including, acquire or agree to acquire any business or Entity, or otherwise acquire or agree to acquire any assets, if doing so would reasonably be expected to prevent or materially delay consummation of the Contemplated Transactions and (C) Buyer and Buyer Sub shall not, and shall cause each of the Buyer Regulatory Affiliates and the Guarantors not to, make any direct or indirect acquisition of, or investment in, (i) any regulated gaming business or casino or gaming-related fintech business that competes with the Spinco Business or the Merger Partner Business, or (ii)  businesses or operations that are vertically related to any regulated gaming business or any casino or gaming-related fintech business of the Merger Partner Group or the Spinco Business, as applicable, in each case, if such acquisition or investment would reasonably be expected to prevent or materially delay consummation of the Contemplated Transactions.

(j)             Notwithstanding anything to the contrary in this Section 6.3, (i) Remainco shall not be required to (A) allow Merger Partner or Buyer to review any information relating to, or any portions of filings or submissions relating to, any Excluded Matter or (B) include Merger Partner or Buyer in any meetings (or portions thereof) with any Governmental Authority at which any Excluded Matter may be considered or discussed, (ii) no Party shall be required to disclose confidential personal information of any natural person (or family or trust of a natural person) to any other Party or its Representatives and (iii) natural person suitability filings and other natural person personal or ownership information or confidential and proprietary information provided pursuant to Section 6.3(e) of the Buyer Disclosure Letter shared with Gaming Authorities and Financial Services Authorities by or on behalf of any Party or its Gaming Licensees need not be disclosed to, exchanged with or preapproved by the other Parties hereto; provided, that the submitting Party shall provide the other Parties with notice of any such filing or other submission to Gaming Authorities, and include in such notification the cover note for the submission if applicable.

(k)            Notwithstanding anything to the contrary contained in this Agreement, Merger Partner and Buyer acknowledge on behalf of itself and its Affiliates and its and their Representatives that the operation of the Spinco Business shall remain in the dominion and control of Remainco until the Closing and that none of Merger Partner, Buyer or any of their respective Affiliates or Representatives will provide, directly or indirectly, any directions, orders, advice, aid or assistance to any Representative of a member of the Remainco Group except as permitted by any applicable Laws in the performance of the Parties’ respective obligations under this Article VI. Notwithstanding anything to the contrary contained in this Agreement, Remainco and Buyer acknowledge on behalf of itself and its Affiliates and its and their Representatives that the operation of the Merger Partner Business shall remain in the dominion and control of Merger Partner until the Closing and that none of Remainco, Buyer or any of their respective Affiliates or Representatives will provide, directly or indirectly, any directions, orders, advice, aid or assistance to any Representative of a member of the Merger Partner Group except as permitted by any applicable Laws in the performance of the Parties’ respective obligations under this Article VI.

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(l)             Except as set forth on Section 6.3(l) of the Buyer Disclosure Letter each Party shall be responsible and pay for its own filing and similar fees incurred in connection with seeking and obtaining the Governmental Approvals contemplated by this Section 6.3.

(m)           Notwithstanding anything to the contrary contained in this Section 6.3, the obligations of the Parties with respect to the Financing shall be governed by Section 6.8 and not this Section 6.3.

6.4            Disclosure. The initial press release and other public statements announcing this Agreement, the Separation Agreement and the Contemplated Transactions shall be in substantially the form mutually agreed upon by Merger Partner, Remainco and Buyer. Thereafter, Merger Partner, Remainco and Buyer shall consult with each other and consider the other Parties’ views and comments before issuing any press or news release or otherwise making any public statement regarding this Agreement, the Separation Agreement or the Contemplated Transactions; provided that no Party will make any statement that is inconsistent with the Transaction Documents; provided, further, that if the focus of any press release or other public statement is a communication with respect to the rights of Spinco Employees or Merger Partner Employees (in their capacities as such), then such press release or other public statement (x) with respect to Spinco Employees shall be governed by the immediately following sentence and (y) with respect to Merger Partner Employees shall be governed by the penultimate sentence of this Section 6.4. Remainco shall consult with Buyer and consider the views and comments of Buyer before any member of the Remainco Group or any of its Representatives sends any emails or other documents to the Spinco Employees in any broad based communication or otherwise communicates with the Spinco Employees in any broad based communication, with respect to any of the Contemplated Transactions, and, without Buyer’s prior consent, shall only send such emails and documents, and make such communications, that are consistent with the Parties’ prior public disclosures regarding the Contemplated Transactions. Merger Partner shall consult with Buyer and consider the views and comments of Buyer before any member of the Merger Partner Group or any of their Representatives sends any emails or other documents to the Merger Partner Employees in any broad based communication or otherwise communicates with the Merger Partner Employees in any broad based communication, with respect to any of the Contemplated Transactions, and, without Buyer’s prior consent, shall only send such emails and documents, and make such communications, that are consistent with the Parties’ prior public disclosures regarding the Contemplated Transactions. Notwithstanding the foregoing (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press or media, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press or news releases, public disclosures or public statements made jointly by the Parties (or individually, after consultation is completed with, or consent obtained from, the other Parties); (b) each Party may, without the prior consent of the other Parties, issue any such press or news release or make any such public announcement or statement as may be required by Law or the rules and regulations of the NYSE, in which case such Party shall use its reasonable best efforts to provide the other Parties with reasonable advance notice of such requirement and consult in good faith with the other Parties prior to issuing any such press or news release or making any such public announcement or statement; (c) Merger Partner need not consult with Remainco or Buyer in connection with any press or news release, public statement or filing to be issued or made with respect to any Merger Partner Change in Recommendation; and (d) Buyer and its Affiliates shall be permitted to make communications to, and provide ordinary course information regarding this Agreement, the other Transaction Documents and the Contemplated Transactions to the Debt Financing Sources and to any equityholders, existing or prospective general and limited partners, members, managers and investors of Buyer or its Affiliates, in each case, who are subject to customary confidentiality and non-use restrictions.

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6.5            Section 16 Matters. Prior to the Merger Effective Time, Merger Partner and Buyer shall be permitted to take such steps as may be reasonably necessary or advisable to cause any dispositions of shares of Merger Partner Common Stock (including derivative securities with respect thereto) resulting from the Contemplated Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Merger Partner to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.6            Obligations with respect to Merger Partner, Spinco and Buyer.

(a)            Merger Partner shall take all action necessary to cause the other members of the Merger Partner Group, prior to the Merger Effective Time, to perform their respective obligations under this Agreement and to consummate the Contemplated Transactions upon the terms and subject to the conditions set forth in this Agreement. Remainco shall take all action necessary to cause the members of the Spinco Group, prior to the Closing, to perform their obligations under the Transaction Documents to be performed prior to the Closing and to consummate the Contemplated Transactions to be consummated prior to the Closing upon the terms and subject to the conditions set forth in the applicable Transaction Documents. Upon and subject to the terms and the conditions set forth in the applicable Transaction Documents, Buyer shall take all action necessary to cause Buyer Sub, prior to the Closing, to perform its obligations under the Transaction Documents to be performed prior to the Closing and to consummate the Contemplated Transactions to be consummated prior to the Closing.

(b)            Immediately following the execution and delivery of this Agreement, (i) Buyer Sub shall submit this Agreement to Buyer and recommend to Buyer that Buyer adopt this Agreement pursuant to written consent and (ii) Buyer, as the sole stockholder of Buyer Sub, shall execute and deliver to Buyer Sub, Merger Partner and Remainco a written consent pursuant to Section 228 and the other provisions of the DGCL, adopting this Agreement.

(c)            During the Pre-Closing Period, Buyer and Buyer Sub shall promptly notify Merger Partner and Remainco of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII, Article VIII or Article IX impossible or that has had or would reasonably be expected to have or result in a Buyer Material Adverse Effect. No notification given to Merger Partner and Remainco pursuant to this Section 6.6(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Buyer or Buyer Sub contained in this Agreement or the conditions to the obligations of the Parties under this Agreement. A failure to comply with this Section 6.6(c) shall not constitute the failure of any condition set forth in Article VII, Article VIII or Article IX to be satisfied unless the underlying event, condition, fact or circumstance would independently result in the failure of a condition set forth in Article VII, Article VIII or Article IX to be satisfied.

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6.7            Securityholder Litigation.

(a)            Prior to the Equity Sale Closing Time, Remainco shall give Merger Partner and Buyer the right to participate in the defense or settlement of any securityholder litigation against Remainco, the Remainco Board or the Special Committee relating to the Contemplated Transactions, except for any Action between any member of the Remainco Group, on the one hand, and any Buyer Party, on the other hand. Prior to the Equity Sale Closing Time, Remainco shall not enter into or agree to any settlement with respect to such securityholder litigation without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), other than settlements involving only additional disclosures by Remainco regarding the Remainco Group or monetary consideration (including fees) to be paid exclusively by Remainco; provided that the prior written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required (in addition to Buyer’s consent) for any settlement that would adversely affect any member of the Merger Partner Group.

(b)            Prior to the Merger Effective Time, Merger Partner shall give Remainco and Buyer the right to participate in the defense or settlement of any securityholder litigation against Merger Partner or the Merger Partner Board relating to the Contemplated Transactions, except for any Action between any member of the Merger Partner Group, on the one hand, and any Buyer Party, on the other hand. Prior to the Merger Effective Time, Merger Partner shall not enter into or agree to any settlement with respect to such securityholder litigation without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the prior written consent of Remainco (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required (in addition to Buyer’s consent) for any settlement that would adversely affect any member of the Remainco Group, including any member of the Spinco Group.

(c)            For purposes of this Section 6.7, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to any securityholder litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its legal counsel is not undermined or otherwise adversely affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or authority over the litigation, except for the right to consent to applicable settlements as set forth in this Section 6.7.

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6.8            Financing.

(a)            Buyer and Buyer Sub shall, and shall cause each of their Representatives and Affiliates (which shall, with respect to the Equity Financing, include the Guarantors for purposes of this Section 6.8(a) and Section 6.8(b)) to, use reasonable best efforts to do all things necessary or advisable to obtain the Financing as promptly as reasonably practicable after the date hereof and, in any event, not later than the date the Closing is required to be effected in accordance with Section 1.3, on the same terms and conditions (including market flex) contained in the Financing Commitments (or on such other terms so long as such other terms would not (A) delay or prevent the Closing, (B) impose new or additional conditions or otherwise amend, modify or expand the conditions from those set forth in the Debt Commitment Letter, in each case, in a manner adverse to Buyer or Buyer Sub, (C) reduce the committed amount below the amount necessary to fund the Required Amount, (D) adversely impact or delay in any respect the likelihood of the funding of the Financing required to fund the Required Amount (or satisfaction of the conditions to obtaining the Financing required to fund the Required Amount) or (E) adversely impact the ability of Buyer to enforce its rights against the other parties to the Financing Commitments or the Financing Agreements (as defined below)) or, in the case of the Debt Financing, the definitive agreements with respect thereto (such definitive agreements in respect of the Debt Financing, the “Financing Agreements”), including using reasonable best efforts to (i) comply with and maintain in full force and effect the Financing Commitments in accordance with the terms thereof and negotiate and execute the Financing Agreements on the terms and conditions (including market flex) contained in the Financing Commitments (or on such other terms so long as such other terms would not have any result, event or consequence described in clauses (A) through (E) above) and, upon the reasonable request of Merger Partner or Remainco, deliver to Merger Partner and Remainco, as applicable, drafts of such Financing Agreements; (ii) satisfy or cause the satisfaction of all conditions in the Financing Commitments and the Financing Agreements that are within its control or, if necessary or deemed advisable by Buyer, seek the waiver of conditions applicable to Buyer and its Affiliates, as applicable, contained in the Financing Commitments and the Financing Agreements; (iii) in the event of a breach or purported breach thereof by the Debt Financing Sources, fully enforce its rights to funding under the Debt Commitment Letter and the Financing Agreements; and (iv) consummate and draw upon the Financing (including by instructing the Debt Financing Sources and the other Persons providing the Financing to provide such Financing) prior to or substantially contemporaneously with the Equity Sale Closing Time. Prior to the Closing, neither Buyer nor Buyer Sub shall release or consent to the termination of the obligations of the Debt Financing Sources under the Debt Commitment Letter or the Financing Agreements. In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements related thereto, or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements related thereto, or it becomes reasonably likely that such funds may become unavailable on the terms and conditions set forth therein (in each case other than on account of the commitments under the Debt Commitment Letter being replaced with commitments set forth in the Financing Agreements related thereto), Buyer and Buyer Sub shall use reasonable best efforts to obtain as promptly as reasonably practicable any such portion from alternative sources on terms and conditions not less favorable to Buyer than those set forth in the Debt Commitment Letter (including market flex), which shall not expand upon the conditions precedent to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise adversely affect the ability or likelihood of Buyer and Buyer Sub to timely consummate the Contemplated Transactions and in an amount necessary to fund the Required Amount (after taking into account any portion of the Debt Financing that is and remains available and any available Equity Financing) (the “Alternative Financing”) and to provide promptly to Merger Partner and Remainco with a copy of the new financing commitment in respect of such Alternative Financing (the “Alternative Debt Commitment Letter”) together with any related fee letter (an “Alternative Fee Letter”), which may be redacted in a manner consistent with the provisions of Section 4.6. The definitive agreements for the Alternative Financing shall be on the same terms and conditions (including market flex) contained in the Alternative Debt Commitment Letter (or on such other terms so long as such other terms would not (A) delay or prevent the Closing, (B) impose new or additional conditions or otherwise amend, modify or expand the conditions from those set forth in the Alternative Debt Commitment Letter, in each case, in a manner adverse to Buyer or Buyer Sub, (C) reduce the committed amount below the amount necessary to fund the Required Amount, (D) adversely impact or delay in any respect the likelihood of the funding of the Financing required to fund the Required Amount (or satisfaction of the conditions to obtaining the Financing required to fund the Required Amount) or (E) adversely impact the ability of Buyer to enforce its rights against the other parties to the Alternative Debt Commitment Letter or the Alternative Financing Agreements (as defined below)) (such definitive agreements in respect of the Alternative Financing, the “Alternative Financing Agreements”). To the extent an Alternative Debt Commitment Letter is obtained, the provisions in this Section 6.8(a) shall apply to such Alternative Debt Commitment Letter, any reference in this Agreement to the “Debt Commitment Letter” (and any definition incorporating the term “Debt Commitment Letter”) shall be deemed to include the Debt Commitment Letter to the extent not superseded by an Alternative Debt Commitment Letter at the time in question and any Alternative Debt Commitment Letter to the extent then in effect and any reference in this Agreement to the “Fee Letter” (and any definition incorporating the term “Fee Letter”) shall be deemed to include the Fee Letter to the extent not superseded by an Alternative Fee Letter at the time in question and any Alternative Fee Letter to the extent then in effect.

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(b)            Buyer shall give Merger Partner and Remainco prompt notice (and in any event within two (2) Business Days) (i) of any breach (or threatened breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Financing Commitments, the Financing Agreements, the Alternative Debt Commitment Letter or the Alternative Financing Agreements, in each case, of which it becomes aware; (ii) of any actual withdrawal, repudiation or termination of the Financing Agreements or commitments for the Financing of which it becomes aware; (iii) of the receipt by it of any written notice from any Person with respect to any dispute or disagreement between or among any of the parties to the Financing Commitments or the Financing Agreements and, if applicable, the Alternative Debt Commitment Letter or the Alternative Financing Agreements that could reasonably be expected to prevent or materially delay the Closing or adversely impact the ability of Buyer or Buyer Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the Closing Date; (iv) of any amendment or modification of, or waiver under, the Debt Commitment Letter or the Financing Agreements and, if applicable, the Alternative Debt Commitment Letter or the Alternative Financing Agreements or any related fee letters; or (v) if for any reason it believes in good faith that it or its Subsidiaries or Affiliates will not be able to timely obtain all or any portion of the Financing, on the terms, in the manner or from sources contemplated by the Financing Commitments or the Financing Agreements and, if and as applicable, the Alternative Debt Commitment Letter or the Alternative Financing Agreements (or on such other terms so long as such other terms would not have any result, event or consequence described in clauses (A) through (E) in Section 6.8(a) above). Buyer shall, and shall cause its Representatives to, upon request, keep Merger Partner and Remainco reasonably informed (in reasonable detail) with respect to all material activity concerning the Financing and, if applicable, the Alternative Financing, including by providing copies of all definitive agreements and, upon reasonable request, any applicable information relating to the Financing. Buyer and Buyer Sub shall not, without the prior written consent of Merger Partner and Remainco (other than any amendment of the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or any person with similar roles or titles who had not executed the Debt Commitment Letter as of the date hereof), amend, modify, supplement, restate, substitute, replace, terminate, assign or agree to any waiver under the Financing Commitments, any Alternative Debt Commitment Letter, any Financing Agreements or any Alternative Financing Agreements, in each case, in a manner that would (or would be reasonably expected to) (A) reduce the aggregate amount of any Financing to an amount that would not be sufficient (I) to pay the Purchase Price in accordance with the terms and conditions set forth in the Separation Agreement, (II) to pay the Per Share Price in accordance with the terms and conditions set forth in this Agreement, (III) to refinance, redeem or otherwise repay the Merger Partner Existing Indebtedness and other “Subject Indebtedness” identified by Buyer to be paid off in accordance with Section 6.8(i) (including any related premiums, fees and expenses), (IV) to pay all commitment fees or other fees required by the Financing Commitments that have not been paid prior to the Closing and (V) to satisfy all of the other payment obligations required to be paid at Closing by Buyer or Buyer Sub hereunder or under the Separation Agreement (such amount, collectively, the “Required Amount”), (B) modify or expand upon any of the conditions precedent to any Financing from those set forth in the Equity Commitment Letter, the Debt Commitment Letter or the Alternative Debt Commitment Letter, as applicable, or adds any new conditions precedent to such Financing from those set forth in the Equity Commitment Letter, the Debt Commitment Letter or the Alternative Debt Commitment Letter, as applicable, in each case in a manner adverse to Buyer or Buyer Sub or that would reasonably be expected to have the result, effect or consequence described in any of clauses (A), (C), (D) or (E) of this sentence, (C) prevent, materially impede or materially delay the availability of any Financing or (D) modify the terms thereof in a manner that makes the funding of the Debt Financing or the Equity Financing (or the satisfaction of the conditions to obtaining any of the Financing) less likely to occur or (E) adversely impact the ability of Buyer or Buyer Sub to enforce its rights against the other parties to the Equity Commitment Letter, the Debt Commitment Letter, the Alternative Debt Commitment Letters, the Financing Agreements or the Alternative Financing Agreements, as applicable. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.8 will require, and in no event will the reasonable best efforts of Buyer or Buyer Sub be deemed or construed to require, either Buyer or Buyer Sub to (1) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (2) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letter; provided that each of Buyer and Buyer Sub acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing is a condition to the Closing in accordance with the terms of this Agreement.

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(c)            Notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer or any of its Affiliates engage any bank, investment bank or other potential provider of debt or equity financing on an exclusive basis or otherwise on terms that prohibit or are designed to prevent such financing provider from providing or seeking to provide financing or other services to any Person in connection with a transaction relating to Spinco or any other member of the Spinco Group or to Merger Partner or any other member of the Merger Partner Group.

(d)            Prior to the Closing, at Buyer’s sole expense and subject to the other provisions of this Section 6.8(d), Merger Partner shall, and shall cause the other members of the Merger Partner Group to, and Remainco shall, and shall cause the other members of the Remainco Group to, and in each case, shall cause their respective Representatives to, use reasonable best efforts to provide such customary cooperation reasonably requested by Buyer and Buyer Sub in connection with the arrangement of the Debt Financing, or, if applicable, the Alternative Financing, as may be reasonably requested by Buyer (with information regarding the Spinco Business or the members of the Spinco Group presumed to be the primary responsibility of Remainco and Spinco and information regarding the Merger Partner Business or the members of the Merger Partner Group presumed to be the primary responsibility of Merger Partner), including using reasonable best efforts to:

(i)            participate in a reasonable number of meetings, drafting sessions, rating agency and roadshow presentations and due diligence sessions in connection with the Debt Financing, at reasonable times and locations upon reasonable prior notice;

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(ii)           furnish Buyer with (A) pertinent information regarding the Spinco Business and the members of the Spinco Group and the Merger Partner Business and the members of the Merger Partner Group, as applicable, as is customary to provide in connection with the Debt Financing or, if applicable, the Alternative Financing, as may be reasonably requested by Buyer, (B) the Required Merger Partner Financial Information and the Required Spinco Financial Information, as applicable, and (C) the information required by paragraph 2 and paragraph 3 of Exhibit D to the Debt Commitment Letter;

(iii)          assist Buyer and the Debt Financing Sources in the preparation of (A) a customary offering document (including a private placement memorandum, prospectus, offering memorandum or any similar document), including the information required to be provided by Merger Partner or Remainco, as appliable, to satisfy the requirements of paragraph 4 of Exhibit D of the Debt Commitment Letter for all or a portion of the Debt Financing and, if applicable, the Alternative Financing, but only with respect to the information included therein regarding the (1) Merger Partner Business and the members of the Merger Partner Group and (2) Spinco Business and the members of the Spinco Group, as applicable, and (B) bank information memoranda and bank marketing and syndication materials and similar documents required in connection with the Debt Financing and, if applicable, the Alternative Financing, in each case to the extent information contained therein relates to the Spinco Business or the members of the Spinco Group or the Merger Partner Business or the members of the Merger Partner Group, as applicable;

(iv)         subject to the proviso at the end of this Section 6.8(d), (A) facilitate the granting of guarantees by, or pledging of, granting of security interests in and obtaining perfection of any liens on collateral owned by, the members of the Merger Partner Group and the members of the Spinco Group in connection with the Financing and, if applicable, the Alternative Financing subject, in each case, to the occurrence of the Merger Effective Time and (B) execute and deliver any definitive financing documents or other certificates or documents as may be reasonably requested by Buyer or the Debt Financing Sources in connection with the Financing and, if applicable, the Alternative Financing, it being understood that such documents will not take effect until the Merger Effective Time (including entering into the applicable Financing Agreements or the applicable Alternative Financing Agreements,);

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(v)          provide customary authorization and management representation letters with respect to the information provided by Merger Partner, Remainco (solely with respect to representing that such information does not include material non-public information pursuant to clause (C) below) or Spinco, as applicable, for inclusion in any confidential information memorandum or lender presentation, including a customary representation that such confidential information memorandum or lender presentation, as applicable, is correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading and representing that such information does not include material non-public information about the members of (A) the Merger Partner Group and the Merger Partner Business, (B) the Spinco Group and the Spinco Business or (C) the Remainco Group or the Remainco Retained Business, and designating such information provided by Merger Partner or Remainco, as applicable, for presentation to the Debt Financing Sources as suitable to be made available to lenders who do not wish to receive material non-public information with respect to the members of the Merger Partner Group, the Spinco Group or the Remainco Group, as applicable;

(vi)          provide reasonable assistance to the Debt Financing Sources (including by providing customary certificates and representation letters) in obtaining from independent auditors for (A) the Merger Partner Business and the members of the Merger Partner Group or (B) the Spinco Business and the members of the Spinco Group, as applicable, auditor “comfort letters” (including customary “negative assurances”) or similar agreed upon procedures letters, and consents or authorization letters to the inclusion of auditor reports in marketing materials for the Debt Financing if it takes the form of debt securities and, if applicable, the Alternative Financing;

(vii)         cooperate with the Debt Financing Sources’ due diligence with respect to the Spinco Business and the members of the Spinco Group and the Merger Partner Business and members of the Merger Partner Group, as applicable, to the extent customary and reasonable, including providing any customary legal opinions and negative assurance letters that the Debt Financing Sources’ may require in connection with the offering of any debt securities; and

(viii)       provide, no less than three (3) Business Days prior to the Closing Date, all documentation and other information about (A) the Merger Partner Business and the members of the Merger Partner Group or (B) the Spinco Business and the members of the Spinco Group, as applicable, required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least ten (10) Business Days prior to the Closing Date;

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provided, that notwithstanding anything contained in this Section 6.8 or elsewhere in this Agreement to the contrary, (I) in no event shall the “reasonable best efforts” of Merger Partner, Remainco or Spinco, the members of their respective Groups or their respective Representatives be deemed or construed to require such Persons to, and such Persons shall not be required to, provide such cooperation to the extent it would, (A) unreasonably interfere with or unreasonably disrupt the ongoing operation and management of Merger Partner or the Merger Partner Business or Remainco, the Remainco Retained Business, Spinco or the Spinco Business, as applicable, (B) require Merger Partner, Remainco or Spinco or any of the members of their respective Groups to take any action that would reasonably be expected to (x) cause any representation or warranty or covenant contained in this Agreement to be breached, (y) cause any condition to the Closing set forth in Article VII, Article VIII or Article IX to fail to be satisfied or otherwise cause any breach of this Agreement or (z) conflict with or violate its Organizational Documents or applicable Law or would reasonably be expected to result in the contravention, violation or breach of any material Contract to which any member of the Merger Partner Group or any member of the Remainco Group, as applicable, is a party; provided that no member of the Merger Partner Group and no member of the Remainco Group, as applicable, shall be required to take any action that would reasonably be expected to cause any director, officer or employee of a member of the Merger Partner Group or a member of the Remainco Group, as applicable, to incur any personal liability, (II) such activities do not require provision or access to or disclosure of information that Merger Partner reasonably determines would jeopardize any attorney-client privilege of any member of the Merger Partner Group; provided that Merger Partner shall use reasonable best efforts to provide or disclose such information to the extent possible without jeopardizing such privilege, (III) such activities do not require provision or access to or disclosure of information that Remainco reasonably determines would jeopardize any attorney-client privilege of any member of the Remainco Group; provided that Remainco shall use reasonable best efforts to provide or disclose such information to the extent possible without jeopardizing such privilege, (IV) neither Merger Partner, Remainco, Spinco nor any of the members of their respective Groups shall be required to take any action pursuant to any agreement, certificate or instrument (other than, in each case, customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing) contemplated by the Debt Commitment Letter) that is not contingent upon the occurrence of the Closing or that would be effective prior to the Closing, (V) neither the Merger Partner Board, the Remainco Board, the Special Committee nor any of the boards of directors (or equivalent bodies) of the members of the Remainco Group shall be required to approve or adopt any Financing or agreements related thereto (or any Alternative Financing) or to execute or deliver any agreements, certificates or instruments in connection with the Financing (or any Alternative Financing) (other than, in each case, customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)), (VI) neither the members of the Remainco Group, the members of the Spinco Group nor the members of the Merger Partner Group shall be required to approve or adopt any Financing or agreements related thereto (or any Alternative Financing) that is not contingent upon the occurrence of the Closing or that would be effective prior to the Closing and no employees of any member of the Remainco Group, the Spinco Group or the Merger Partner Group shall be required to take such action, in each case, other than officers, directors or equivalent of the Spinco Group or the Merger Partner Group that Buyer has confirmed will continue as an officer, director or equivalent following the Closing, and that have been apprised of and integrally involved in the Financing, (VII) neither Merger Partner, Remainco, Spinco nor any of the members of their respective Groups shall be responsible for information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing or pro forma adjustments, desired to be incorporated into any information used in connection with the Debt Financing, (VIII) neither Merger Partner, Remainco, Spinco nor any of the members of their respective Groups shall be required to pay any commitment or other similar fee or make any other payment (other than for documented and reasonable out-of-pocket costs or expenses that are reimbursed by Buyer as provided below in Section 6.8(e)) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Closing and (IX) nothing contained in this Section 6.8(d) or otherwise shall require Merger Partner, Remainco, Spinco or any of the members of their respective Groups, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. All non-public or other confidential information provided by any member of the Merger Partner Group or any member of the Remainco Group, as applicable, or their respective Representatives pursuant to this Section 6.8(d), shall be kept confidential in accordance with the Buyer Confidentiality Agreements; provided, that Buyer and Buyer Sub shall be permitted to disclose such confidential information to the Debt Financing Sources, rating agencies, prospective lenders and their respective representatives either (i) pursuant to the terms of the Buyer Confidentiality Agreements and such Debt Financing Sources and their applicable representatives shall be deemed to be “Representatives” thereunder or (ii) in accordance with customary “click through” confidentiality arrangements or other confidentiality arrangements customary for syndication procedures with respect to the Debt Financing.

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(e)            Buyer and Buyer Sub shall, promptly upon request by Merger Partner or Remainco, reimburse Merger Partner or Remainco, as applicable, for all documented and reasonable out-of-pocket costs and expenses incurred by Merger Partner, Remainco or Spinco, as applicable, or any of the members of their respective Groups in connection with such cooperation contemplated by this Section 6.8. Buyer shall indemnify, defend and hold harmless Merger Partner, Remainco or Spinco, as applicable, and each of the members of their respective Groups and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing (including any action taken in accordance with this Section 6.8) and any information utilized in connection therewith (other than historical information provided in writing by Merger Partner, Remainco or Spinco or the members of their respective Groups specifically for use in connection therewith), in each case, except to the extent any of the foregoing was suffered or incurred as a result of bad faith, gross negligence or willful misconduct by Merger Partner, Remainco or Spinco, any of the members of their respective Groups or their respective Representatives.

(f)            Buyer and Buyer Sub shall offer to each Commitment Party (as defined in the Existing Commitment Documents) under the Existing Commitment Documents the opportunity to participate (including for such Commitment Party to act in the same role as under the Existing Commitment Documents and with allocations and economics that are no less than the allocations and economics for such Commitment Party in the Existing Commitment Documents (or such other role, allocations and economics as are mutually agreed between Buyer and such Commitment Party)) in the Debt Financing.

(g)            Each of Buyer and Buyer Sub acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing is a condition to the Closing.

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(h)            At the reasonable request of Buyer or Buyer Sub, Merger Partner shall (A) issue a notice of redemption (a “Redemption Notice”) for all or a portion of the outstanding aggregate principal amount of the Merger Partner Senior Notes, pursuant to the redemption provisions of the indenture governing the Merger Partner Senior Notes (the “Indenture”), which notice of redemption shall be expressly conditioned on the occurrence of the Closing and (B) take any other actions reasonably requested by Buyer or Buyer Sub to facilitate the redemption or satisfaction and discharge of the Merger Partner Senior Notes at the Closing pursuant to the applicable redemption or satisfaction and discharge provisions of the Indenture and the other provisions of the Indenture applicable thereto; provided that no such redemption or satisfaction and discharge of the Merger Partner Senior Notes shall be effective (and no redemption or satisfaction and discharge shall be required to be consummated) prior to the Closing. If a notice of conditional redemption or satisfaction and discharge of the Merger Partner Senior Notes is given in accordance with the foregoing, Buyer shall ensure that, at the Closing, Merger Partner has all funds necessary to effect any such redemption or satisfaction and discharge.

(i)            Merger Partner shall deliver with respect to the Merger Partner Credit Agreement and, in respect of any indebtedness other than the Merger Partner Credit Agreement and in respect of any documentation described in clause (b) below, use reasonable best efforts to deliver, in each case, to Buyer and Buyer Sub prior to the Closing (with drafts being delivered in advance as reasonably requested by Buyer or Buyer Sub) (a) copies of payoff letters (subject to the delivery of funds as arranged by Buyer) with respect to the Merger Partner Credit Agreement and any other indebtedness for borrowed money of Merger Partner that is identified by Buyer prior to the Closing Date and that Buyer or Buyer Sub reasonably requests to be paid off in connection with the Closing (other than the Merger Partner Senior Notes) (the indebtedness under the Merger Partner Credit Agreement and any such other indebtedness, the “Subject Indebtedness”) in customary form, which payoff letters shall each (i) indicate the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that, upon receipt of the Payoff Amount under such payoff letter, the Subject Indebtedness and all related loan documents shall be terminated (other than provisions that by their nature survive payoff) (or words to that effect) and (iii) provide that all security interests and guarantees (if any) in connection with the Subject Indebtedness relating to the assets and properties of Merger Partner or its Subsidiaries securing the obligations under the Subject Indebtedness shall be released and terminated upon payment of the Payoff Amount on the Closing Date and (b) all documentation relating to the repayment, prepayment, redemption, discharge or termination of all obligations under the Subject Indebtedness and the release of all related pledges, security interests and guarantees with respect to the Subject Indebtedness (including any mortgage releases and termination statements on Form UCC-3 or other releases reasonably necessary to effect the release of all applicable security interests granted in connection with such Subject Indebtedness).

(j)            On or prior to the Closing Date, Remainco shall provide to Buyer and Buyer Sub customary guarantee and lien release documentation as may be reasonably requested by Buyer or Buyer Sub to release the members of the Spinco Group as borrowers or guarantors, as applicable, under any existing indebtedness for borrowed money of Remainco and its Subsidiaries and the release and termination of any and all security interests granted in connection with such indebtedness on the Spinco Assets (including any mortgage releases and termination statements on Form UCC-3 or other releases reasonably necessary to evidence the release of all security interests granted in connection with such existing indebtedness for borrowed money of Remainco and its Subsidiaries) (collectively, the “Lien and Guarantee Release”); provided that Remainco shall use reasonable best efforts to provide drafts of such Lien and Guarantee Release documentation prior to the Closing Date. For the avoidance of doubt, the obligations set forth in this Section 6.8(j) shall not apply with respect to any Credit Support Instruments which are subject to Section 1.10 of the Separation Agreement.

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(k)            If the Closing Date is sixty (60) days or more after the end of the fiscal year ending December 31, 2024, then Remainco shall prepare and deliver to Buyer as promptly as reasonably practicable (but in no event later than ninety (90) days after the end of such fiscal year), the audited combined financial statements for the Spinco Business and Spinco as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal years and the statements of operations, other comprehensive income, net parent investment and cash flows for such fiscal years, in each case, accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm (which firm shall be registered with the PCAOB) for the Spinco Business and Spinco (the “Audited Financial Statements”); provided that Remainco shall reasonably cooperate, as may be reasonably requested by Buyer, in connection with Spinco’s completion of the audit for the Audited Financial Statements in the event that the Closing Date occurs prior to the sixtieth (60th) day after the end of the fiscal year ending December 31, 2024. For the quarterly period ending June 30, 2024 and each subsequent quarterly period ending prior to the Closing Date, other than any quarterly period ending December 31 (each, an “Interim Financial Period”), Remainco shall prepare and deliver to Buyer the combined unaudited financial statements of the Spinco Business and Spinco as of the end of, and for, such Interim Financial Period (the “Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of operations, other comprehensive income, net parent investment and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which Interim Financial Statements will have been reviewed by the independent registered public accounting firm (which firm shall be registered with the PCAOB) for the Spinco Business and Spinco, as provided in AS 4105, Interim Financial Information. The Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than sixty (60) days after the end of such Interim Financial Period.

(l)            Merger Partner agrees to use reasonable best efforts to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the 1934 Act prior to the Closing Date in accordance with the periods required by the 1934 Act. If, in connection with a marketing effort contemplated by the Debt Commitment Letter, (x) Buyer reasonably requests Merger Partner to file a Current Report on Form 8-K pursuant to the 1934 Act that contains material non-public information with respect to the Merger Partner and the other members of the Merger Partner Group, which Buyer reasonably determines (and which Merger Partner does not unreasonably object) to include in a customary offering document or marketing materials for the Debt Financing, then Merger Partner shall file a Current Report on Form 8-K containing such material non-public information or (y) Buyer reasonably requests Remainco to file a report on Form 6-K pursuant to the 1934 Act that contains material non-public information with respect to Spinco and the Spinco Business, which Buyer reasonably determines (and which Remainco does not unreasonably object) to include in a customary offering document or marketing materials for the Debt Financing, then Remainco shall file a report on Form 6-K containing such material non-public information.

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6.9            Agreement for Exchange of Information.

(a)            Generally. Buyer and its Affiliates, on the one hand, and Remainco and its Affiliates, on the other hand, will provide, or cause to be provided, to the other Party, at any time after the Closing and until the later of (i) the sixth (6th) anniversary of the Closing Date and (ii) the expiration of the relevant statute of limitations period, if applicable, as soon as reasonably practicable after written request therefor, reasonable access during normal business hours (insofar as such access is reasonably required by the requesting Party), any Shared Information specifically identified in such written request in its possession or under its control to enable the applicable Party to comply with Law or for any other purpose set forth in the definition of “Shared Information”. Buyer and Remainco shall make their respective personnel reasonably available during regular business hours to discuss any Shared Information exchanged pursuant to this Section 6.9. The requesting Party shall, promptly upon request by the Party providing such information, reimburse the providing Party for all documented and reasonable third-party out-of-pocket costs incurred by providing Party or its Subsidiaries in connection with this Section 6.9(a). Notwithstanding the foregoing or the following provisions of this Section 6.9, the Tax Matters Agreement will govern the sharing, exchange and retention of Tax Returns, schedules and work papers and all material records or other documents relating to Tax matters.

(b)            Financial Information.

(i)            Until the end of the sixth (6th) full fiscal year occurring after the Closing Date, the members of the Remainco Group shall reasonably cooperate in good faith with Buyer to enable the applicable members of the Buyer Group or its Affiliates to timely prepare and file PCAOB compliant consolidated financial statements that include the financial results of the Spinco Business. Buyer shall promptly reimburse Remainco for the reasonable out-of-pocket third-party costs, if any, incurred in connection with the performance of the obligations under this Section 6.9(b)(i).

(ii)           Until the end of the sixth (6th) full fiscal year occurring after the Closing Date, the members of the Buyer Group shall reasonably cooperate in good faith with Remainco to enable Remainco to timely prepare and file SEC and PCAOB compliant consolidated financial statements or complete a financial statement audit for any period during which the financial results of the Spinco Business were consolidated with those of Remainco. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (A) Buyer shall authorize and reasonably request that its auditors make available to Remainco’s auditors, within a reasonable time prior to the date of Remainco’s auditors opinion or review report, both (1) the personnel who performed or will perform the annual audits and quarterly reviews of Spinco and (2) work papers related to such annual audits and quarterly reviews, to enable Remainco’s auditors to perform any procedures reasonably necessary to take responsibility for the work of Spinco’s auditors as it relates to Remainco’s auditors’ opinion or report and (B) until all governmental audits are complete, Buyer shall provide, or cause to be provided, reasonable access during normal business hours for Remainco’s internal auditors, counsel and other designated representatives to (1) the premises of the members of the Spinco Group, all Information (and duplicating rights) within the knowledge, possession or control of the members of the Spinco Group and (2) the officers and employees of the members of the Spinco Group, so that Remainco may conduct reasonable audits relating to the financial statements provided by the members of the Spinco Group; provided that such access shall not be unreasonably disruptive to the business and affairs of the members of the Spinco Group. Remainco shall promptly reimburse Buyer for the reasonable out-of-pocket third-party costs and expenses, if any, incurred in connection with this Section 6.9(b).

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(c)            Ownership of Information. Any Information owned at a particular moment in time by a Party that is provided to another Party pursuant to this Section 6.9(c) remains the property of the Party that owned and provided such Information. Except as expressly provided in the Transaction Documents, no Party nor any of their Affiliates hereunder grants or confers rights of license in any Information owned by such Party or any of its Affiliates to any other Party or its Affiliates hereunder.

(d)            Record Retention. Each Party shall use its commercially reasonable efforts to retain all Shared Information that relates to the operations of the Spinco Business or any member of the Spinco Group in its respective possession or control at the Closing for a period of six (6) years following the Closing.

(e)            Costs of Providing Information. Except as otherwise provided in this Section 6.9, the Party requesting Shared Information will be responsible for paying the third-party fees and expenses incurred by the Parties in connection with complying with the provisions of this Section 6.9.

(f)            Production of Witnesses; Privileged Matters. With respect to (i) the production of witnesses and (ii) the attorney-client and work product privileged information, following the Closing, the respective rights and obligations of the members of the Remainco Group, on the one hand, and the members of the Buyer Group, on the other hand, to produce witnesses and to maintain, preserve, assert or waive any or all privileges will be governed by the Separation Agreement.

(g)           Confidentiality Agreement. During the Pre-Closing Period, the Parties shall negotiate in good faith a mutual confidentiality agreement covering any Shared Information disclosed in connection with the provisions of this Section 6.9 and enter into such agreement prior to or at the Closing.

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6.10          D&O Indemnification and Insurance.

(a)            From and after the Merger Effective Time, the Surviving Corporation (as successor in interest to Merger Partner as of the Merger Effective Time) shall, and Buyer shall cause the Surviving Corporation to, indemnify and hold harmless each Person who at the Merger Effective Time is a present or former director or officer (or manager or similar title in the case of any such Entity that is not a corporation) of any member of the Merger Partner Group (each a “D&O Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that a D&O Indemnitee is or was a director or officer of a member of the Merger Partner Group or is or was serving at the request of a member of the Merger Partner Group as a director, officer, manager, member, trustee, fiduciary, employee or agent of another Person at or prior to the Merger Effective Time, in each case, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that any member of the Merger Partner Group would have been permitted under the Organizational Documents of any member of the Merger Partner Group, and under applicable Law in effect on the date hereof to indemnify such Person (for all purposes of this Section 6.10, all references to "indemnification" or like terms deemed to include rights to advancement of such indemnifiable expenses in defending any such claim, action, suit, proceeding or investigation prior to the disposition thereof). Without limiting the foregoing, Buyer shall cause the Surviving Corporation, the other members of the Merger Partner Group and any successors in interest (i) to maintain for a period of not less than six (6) years from the Merger Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation or exoneration of the members of the Merger Partner Group’s respective former and current directors and officers (or managers or similar title in the case of any such Entity that is not a corporation) that are no less favorable to those Persons than the provisions of the Organizational Documents of such members of the Merger Partner Group, as applicable, in each case, as of the date hereof and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by any Law. Buyer and Buyer Sub agree that all rights to indemnification, advancement of expenses, and exculpation by Merger Partner now existing in favor of each D&O Indemnitee as provided in the Organizational Documents of any member of the Merger Partner Group or pursuant to any Contracts set forth on Section 6.10(a) of the Merger Partner Disclosure Letter, in each case as in effect on the date of this Agreement, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Merger Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms.

(b)            At or prior to the Merger Effective Time, Merger Partner shall procure, at Merger Partner’s sole cost and expense, a prepaid, non-cancelable six (6)-year “tail” insurance policy, endorsement or otherwise, effective as of the Merger Effective Time containing terms not less favorable in the aggregate than the terms of directors’ and officers’ liability insurance covering any directors and officers (or manager or similar title in the case of any such Entity that is not a corporation) of the members of the Merger Partner Group who are currently covered by the directors’ and officers’ liability insurance policies of the Merger Partner Group with respect to matters existing or occurring at or prior to the Merger Effective Time; provided, that Merger Partner shall not pay a premium for such “tail” insurance policy in excess of 300% of the last annual premium paid by Merger Partner prior to the date of this Agreement, it being understood that if the total premiums payable for such insurance policy exceeds such amount, Merger Partner shall obtain a policy with the greatest coverage available for a cost equal to such amount. Merger Partner shall, and after the Merger Effective Time Buyer shall cause the Surviving Corporation to, maintain such policy in full force and effect in accordance with its terms and continue to honor the obligations thereunder. If any claim is asserted or made within such six (6)-year period, then any insurance required to be maintained under this Section 6.10(b) shall be continued in respect of such claim until the final disposition thereof.

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(c)            Notwithstanding anything to the contrary contained in this Agreement, this Section 6.10 shall survive the consummation of the Contemplated Transactions and shall be binding, jointly and severally, on all successors and assigns of Buyer and the Surviving Corporation and are intended to be for the benefit of, and will be enforceable by, each D&O Indemnitee and his or her heirs and representatives. If Buyer or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger, or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns or transferees or like title, as applicable, of Buyer or the Surviving Corporation (as the case may be) shall succeed to and assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to any D&O Indemnitee by law, charter, statute, bylaw or Contract.

6.11          Stock Exchange Delisting. Buyer and Merger Partner shall cooperate with each other and use reasonable best efforts to cause Merger Partner’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Merger Effective Time.

6.12          Remainco Equity Awards. Remainco shall Make Available to Buyer an updated version of the list referenced in Section 2.3(b)(ii) to reflect any applicable changes thereto no later than thirty (30) days prior to the anticipated Closing Date and promptly following the expiration of each month ending thereafter prior to the Closing Date.

6.13          Employee Benefit Matters.

(a)            Except to the extent otherwise required by applicable Law or any Merger Partner Labor Agreement, effective as of the Merger Effective Time and during the one (1)-year period immediately following the Merger Effective Time, Buyer shall provide, or shall cause the applicable member of the Merger Partner Group or one of its Subsidiaries to provide, to each employee of any member of the Merger Partner Group immediately prior to the Merger Effective Time (collectively, “Merger Partner Employees ”), while the applicable employee remains employed Buyer or any Subsidiary of Buyer, including the Surviving Corporation and its Subsidiaries, following the Merger Effective Time, with:

(i)            a base salary or base hourly wage rate, as applicable, that is no less than the base salary or base hourly wage rate, as applicable, for such Merger Partner Employee as in effect immediately prior to the Merger Effective Time;

(ii)           a target short-term incentive compensation opportunity that is no less than the target short-term incentive compensation opportunity (including under sales incentive and other similar arrangements) for such Merger Partner Employee in effect immediately prior to the Merger Effective Time;

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(iii)          a target long-term incentive compensation opportunity that is no less than the target long-term incentive compensation opportunity for such Merger Partner Employee in effect immediately prior to the Merger Effective Time; provided that there is no requirement to provide any equity or equity-based compensation and such long term-incentive may be cash based;

(iv)         employee benefits and perquisites (excluding post-termination or retirement welfare benefits, retention, short-term or long-term incentive opportunities and change-in-control benefits) that have an aggregate value which is no less than either (i) the aggregate value of such employee benefits and perquisites provided to such Merger Partner Employee immediately prior to the Merger Effective Time, or (ii) the employee benefits and perquisites provided to similarly situated employees of Buyer from time to time; and

(v)          to each Merger Partner Employee whose employment is involuntarily terminated without cause by the Company during the one (1)-year period following the Merger Effective Time, severance benefits that are no less favorable than the greater of the severance benefits that would have been provided to the Merger Partner Employee under the applicable member of the Merger Partner Group’s severance arrangements in effect immediately prior to the Merger Effective Time and set forth on Section 3.16(a) of the Merger Partner Disclosure Letter and the severance benefits due under the applicable severance plan of Buyer (it being understood that this sentence does not limit the obligations of Buyer or the Surviving Corporation or one of its Subsidiaries to honor the terms of any Merger Partner Benefit Arrangement providing severance benefits), in each case, (x) subject to the execution of a release of claims to the extent both permitted by the terms of the applicable severance arrangement and applicable Laws and customary in the applicable jurisdiction (which release of claims shall not include restrictive covenants not applicable to the employee as of the date hereof or terms more onerous to the applicable Merger Partner Employee than those contemplated by the severance arrangement) and (y) determined taking into account each Merger Partner Employee’s service with the applicable member of the Merger Partner Group (and any predecessor entities) and, after the Closing, the Surviving Corporation and its Subsidiaries, except as would result in a duplication of benefits.

(b)            With respect to Benefit Arrangements maintained by Buyer or any Subsidiary of Buyer, including the Surviving Corporation and its Subsidiaries, (including any vacation, paid time-off and severance plans, but excluding any plan providing for qualified or non-qualified defined benefit pension benefits, nonqualified deferred compensation, or post-termination or retiree health or welfare benefits), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Merger Partner Employee’s service with any member of the Merger Partner Group (and any predecessor thereto), shall be treated as service with Buyer or any Subsidiary of Buyer, including the Surviving Corporation and its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

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(c)            Buyer shall, or shall cause any Subsidiary of Buyer, including the Surviving Corporation and its Subsidiaries, to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Buyer or any Subsidiary of Buyer in which Merger Partner Employees (and their eligible dependents) will be eligible to participate from and after the Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Merger Partner Benefit Arrangement immediately prior to the Merger Effective Time. Buyer shall, or shall cause any Subsidiary of Buyer, including the Surviving Corporation, to use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Merger Partner Employee (and his or her eligible dependents) during the calendar year in which the Merger Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Merger Partner Employee (and dependents) will be eligible to participate from and after the Merger Effective Time.

(d)            Buyer hereby acknowledges that a “change in control” or “change of control” of the Merger Partner or other term with similar import, within the meaning of the Merger Partner Benefit Arrangements that contain such terms, will occur upon the Merger Effective Time; provided that none of such Merger Partner Benefit Arrangements provide for single-trigger vesting.

(e)            The provisions of this Section 6.13 are solely for the benefit of the parties to this Agreement, and no Merger Partner Employee or other current or former service provider any member of the Merger Partner Group (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.13 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Buyer, the Surviving Corporation or their respective Affiliates to terminate the employment of any Merger Partner Employee at any time and for any reason or no reason; (ii) require Buyer, the Surviving Corporation or any of their respective Affiliates to continue any Merger Partner Benefit Arrangement or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Merger Effective Time; or (iii) amend any Merger Partner Benefit Arrangements or other employee benefit plans, programs or Contracts.

6.14          R&W Insurance Policy. Buyer may, prior to Closing, obtain a buyer’s representations and warranties insurance policy (the “R&W Insurance Policy”). Buyer acknowledges and agrees that (a) the receipt of a representation and warranty insurance policy is not a condition to the Closing, and (b) none of Remainco, Merger Partner or any of the members of their respective Groups, or any directors, managers, officers or employees of any of the foregoing, shall be required to execute or deliver any certifications or other documents in connection with the issuance of the R&W Insurance Policy. The R&W Insurance Policy shall be in the form provided to Remainco and Merger Partner on the date hereof (subject to any amendments permitted by this Section 6.14). Buyer shall not, without the prior written consent of Remainco and Merger Partner, amend, modify or waive any provision of the R&W Insurance Policy in a manner that would have an adverse impact on Remainco or Merger Partner. All premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such R&W Insurance Policy shall be borne solely by Buyer (or its applicable Affiliate). Remainco and Merger Partner shall provide information as may be reasonably requested by Buyer in order for Buyer to obtain coverage under and bind the R&W Insurance Policy.

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ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF MERGER PARTNER

The obligations of Merger Partner to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

7.1            Accuracy of Representations.

(a)            The representations and warranties of Remainco and Spinco (i) set forth in Section 2.1(b)(i) (Subsidiaries; Due Organization), Section 2.4 (Authority; Binding Nature of Agreement), Section 2.21 (Financial Advisors) and Section 2.22 (Takeover Statutes) shall be true and correct (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein) in all material respects both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) set forth in this Agreement and not described in clause (i) shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (A) (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate (and collectively with any failures of the representations and warranties of Merger Partner described in Section 9.1(b)(iv) to be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time, and without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein), has not had, and would not reasonably be expected to have, a Combined Company Material Adverse Effect, and (B) individually or in the aggregate would not reasonably be expected to prevent or materially delay, materially interfere with or materially impair the consummation by the applicable members of the Remainco Group of the Equity Sale or the material Contemplated Transactions. Notwithstanding anything to the contrary contained in this Agreement, if (I) all of the conditions to the obligations of Buyer, Buyer Sub, Remainco and Spinco in Article IX and Article VIII have been satisfied or waived (other than one or more of Section 9.1, Section 9.2, Section 8.1 and Section 8.2) and (II) Buyer irrevocably waives the conditions in Section 9.1 and Section 9.2 to the extent such conditions have not been satisfied, then the condition set forth in this Section 7.1(a) shall also be deemed to be waived.

(b)            The representations and warranties of Buyer and Buyer Sub set forth in Article IV shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

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7.2            Performance of Covenants.

(a)            The covenants and obligations in the Transaction Documents that Remainco, Spinco or the other members of the Spinco Group are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects (for purposes of measuring the materiality of any non-compliance with respect to Section 5.2 and Section 5.3, the Spinco Business and the Merger Partner Business shall be treated as though they were a single combined business). Notwithstanding anything to the contrary contained in this Agreement, if (I) all of the conditions to the obligations of Buyer, Buyer Sub, Remainco and Spinco in Article IX and Article VIII have been satisfied or waived (other than one or more of Section 9.1, Section 9.2, Section 8.1 and Section 8.2), (II) Buyer irrevocably waives the conditions in Section 9.1 and Section 9.2 to the extent such conditions have not been satisfied, then the condition set forth in this Section 7.2(a) shall also be deemed to be waived.

(b)            The covenants and obligations in the Transaction Documents that Buyer or the other Buyer Parties are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3            Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Partner Stockholder Vote.

7.4            [Intentionally Omitted].

7.5            Required Governmental Approvals. (a) Any waiting period, and any extensions thereof pursuant to statute, timing agreement, stipulation or otherwise, applicable to the consummation of the Equity Sale or the Merger under the HSR Act shall have expired or been terminated; (b) any applicable Governmental Approvals required under the Antitrust Laws of the other jurisdictions listed at Schedule C-1 (collectively with the Governmental Approvals in clause (a), the “Antitrust Approvals”) shall have been obtained and remain in full force and effect; (c) any applicable Governmental Approvals required under any FDI Laws of the jurisdictions listed at Schedule C-1 (collectively, the “FDI Approvals”) shall have been obtained and remain in full force and effect; (d) any applicable Gaming Approvals from the Gaming Authorities listed at Schedule C-2(b) (the “Applicable Gaming Approvals”) shall have been obtained and remain in full force and effect; and (e) any applicable Governmental Approvals required under any Financial Services Laws from the Governmental Authorities listed at Schedule C-3 (collectively, the “Financial Services Approvals”) shall have been obtained and remain in full force and effect, and any waiting periods relating to such Financial Services Approvals shall have expired or been terminated.

7.6            Closing Certificate. Merger Partner shall have received (a) a certificate executed by a duly authorized officer (or equivalent) of Remainco confirming that the conditions set forth in Sections 7.1(a) and 7.2(a) have been duly satisfied (other than, with respect to Sections 7.1(a) and 7.2(a), to the extent satisfaction of any such condition has been waived by Buyer) and (b) a certificate executed by a duly authorized officer (or equivalent) of Buyer confirming that the conditions set forth in Sections 7.1(b) and 7.2(b) have been duly satisfied.

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7.7            No Legal Restraints. No court of competent jurisdiction shall have issued, enacted or entered any Governmental Order that is in effect that prevents, makes illegal or prohibits the Equity Sale or the Merger.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATION OF REMAINCO AND SPINCO

The obligations of Remainco and Spinco to effect the Equity Sale are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

8.1            Accuracy of Representations.

(a)            The representations and warranties of Merger Partner (i) set forth in Section 3.1(b)(i) (Subsidiaries; Due Organization), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.21 (Vote Required), Section 3.22 (Financial Advisors) and Section 3.23 (Takeover Statutes) shall be true and correct (without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein) in all material respects both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (ii) set forth in this Agreement and not described in clause (i)  shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (A) (without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate (and collectively with any failures of the representations and warranties of Remainco and Spinco described in Section 9.1(a)(iv) to be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time, and without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein), has not had, and would not reasonably be expected to have, a Combined Company Material Adverse Effect, and (B) individually or in the aggregate would not reasonably be expected to prevent or materially delay, materially interfere with or materially impair the consummation by the applicable members of the Merger Partner Group of the Merger or the material Contemplated Transactions. Notwithstanding anything to the contrary contained in this Agreement, if (I) all of the conditions to the obligations of Buyer, Buyer Sub and Merger Partner in Article IX and Article VII have been satisfied (other than one or more of Section 9.1, Section 9.2, Section 7.1 and Section 7.2), (II) Buyer irrevocably waives the conditions in Section 9.1 and Section 9.2 to the extent such conditions have not been satisfied, then the condition set forth in this Section 8.1(a) shall be deemed to be waived.

(b)            The representations and warranties of Buyer and Buyer Sub set forth in Article IV shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or similar qualification set forth therein) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

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8.2            Performance of Covenants.

(a)            The covenants and obligations in the Transaction Documents that Merger Partner or the other members of the Merger Partner Group are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects (for purposes of measuring the materiality of any non-compliance with respect to Section 5.2 and Section 5.3, the Spinco Business and the Merger Partner Business shall be treated as though they were a single combined business). Notwithstanding anything to the contrary contained in this Agreement, if (I) all of the conditions to the obligations of Buyer, Buyer Sub and Merger Partner in Article IX and Article VII have been satisfied (other than one or more of Section 9.1, Section 9.2, Section 7.1 and Section 7.2), (II) Buyer irrevocably waives the conditions in Section 9.1 and Section 9.2 to the extent such conditions have not been satisfied, then the condition set forth in this Section 8.2(a) shall be deemed to be waived.

(b)            The covenants and obligations in the Transaction Documents that Buyer or the other Buyer Parties are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3            Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Partner Stockholder Vote.

8.4            Separation. The Separation, including the Transfer of Assets and Assumption of Liabilities contemplated by, as applicable, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the other relevant Transaction Documents to occur prior to the Closing, shall have been consummated in all material respects in accordance with and subject to the terms of the Separation Agreement, the Employee Matters Agreement, the Intellectual Property License Agreement, the Real Estate Matters Agreement and the other relevant Transaction Documents. The Spinco Contribution shall have been consummated in accordance with the terms of the Separation Agreement. The IP License and Technology Agreements, the Rhode Island VLT JV Interest Management Contract, the Rhode Island VLT System Subcontract and the Transition Services Agreement shall have been executed and delivered by the parties (other than the members of the Remainco Group) thereto.

8.5            Required Governmental Approvals. (a) Any waiting period, and any extensions thereof pursuant to statute, timing agreement, stipulation or otherwise, applicable to the consummation of the Equity Sale or the Merger under the HSR Act shall have expired or been terminated; (b) the Antitrust Approvals shall have been obtained and remain in full force and effect; (c) the FDI Approvals shall have been obtained and remain in full force and effect; (d) the Applicable Gaming Approvals shall have been obtained and remain in full force and effect; and (e) the Financial Services Approvals shall have been obtained and remain in full force and effect, and any waiting periods relating to such Financial Services Approvals shall have expired or been terminated. None of the Antitrust Approvals, the FDI Approvals, the Gaming Approvals, the Financial Services Approvals or any other Governmental Order relating to the Contemplated Transactions shall, individually or in the aggregate, impose or reasonably be expected to require a Remainco Burdensome Action.

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8.6            Closing Certificate. Remainco shall have received (a) a certificate executed by a duly authorized officer (or equivalent) of Merger Partner confirming that the conditions set forth in Sections 8.1(a) and 8.2(a) have been duly satisfied (other than to the extent satisfaction of any such condition has been waived by Buyer) and (b) a certificate executed by a duly authorized officer (or equivalent) of Buyer confirming that the conditions set forth in Sections 8.1(b) and 8.2(b) have been duly satisfied.

8.7            No Legal Restraints. No court of competent jurisdiction shall have issued, enacted or entered any Governmental Order that is in effect that prevents, makes illegal or prohibits the Equity Sale or the Merger.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATION OF BUYER AND BUYER SUB

The obligations of Buyer and Buyer Sub to effect the Merger are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

9.1            Accuracy of Representations.

(a)            The representations and warranties of Remainco and Spinco (i) set forth in Sections 2.3(a), 2.3(b)(i) and 2.3(b)(iii) (other than the last sentence thereof), in each case, solely with respect to the capitalization of Remainco and Spinco shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except for inaccuracies that are de minimis in the aggregate, (ii) set forth in Section 2.7(b) (Absence of Certain Changes) shall be true and correct in all respects both when made and at and as of the Closing, as if made at and as of such time, except where the failure of such representation and warranty to be true and correct, collectively with any failures of the representations and warranties of Merger Partner described in Section 9.1(b)(ii) to be true and correct when made and at and as of the Closing, as if made at and as of such time, has not had and would not reasonably be expected to have a Combined Company Material Adverse Effect, (iii) set forth in Section 2.1(b) (Subsidiaries; Due Organization), Section 2.4 (Authority; Binding Nature of Agreement), Section 2.21 (Financial Advisors) and Section 2.22 (Takeover Statutes) shall be true and correct (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein) in all material respects both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (iv) set forth in this Agreement and not described in clauses (i) through (iii) shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (A) (without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate (and collectively with any failures of the representations and warranties of Merger Partner described in Section 9.1(b)(iv) to be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time, and without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein), has not had, and would not reasonably be expected to have, a Combined Company Material Adverse Effect, and (B) individually or in the aggregate, would not reasonably be expected to prevent or materially delay, materially interfere with or materially impair the consummation by the applicable members of the Remainco Group of the Equity Sale or the material Contemplated Transactions.

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(b)            The representations and warranties of Merger Partner (i) set forth in Sections 3.3(a), 3.3(c) and 3.3(d) (other than the last sentence thereof) solely with respect to the capitalization of Merger Partner shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except for inaccuracies that are de minimis in the aggregate, (ii) set forth in Section 3.7(b) (Absence of Certain Changes) shall be true and correct in all respects both when made and at and as of the Closing, as if made at and as of such time except where the failure of such representation and warranty to be true and correct, collectively with any failures of the representations and warranties of Remainco and Spinco described in Section 9.1(a)(ii) to be true and correct when made and at and as of the Closing, as if made at and as of such time, has not had and would not reasonably be expected to have a Combined Company Material Adverse Effect, (iii) set forth in Section 3.1(b) (Subsidiaries; Due Organization), Section 3.4 (Authority; Binding Nature of Agreement), Section 3.21 (Vote Required), Section 3.22 (Financial Advisors), Section 3.23 (Takeover Statutes) and Section 3.25 (Fairness Opinion) shall be true and correct (without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein) in all material respects both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time) and (iv) set forth in this Agreement and not described in clauses (i) through (iii) shall be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time), except where the failure of such representations and warranties to be so true and correct (A) (without giving effect to any qualification as to materiality, Merger Partner Material Adverse Effect or similar qualification set forth therein) individually or in the aggregate (and collectively with any failures of the representations and warranties of Remainco and Spinco described in Section 9.1(a)(iv) to be true and correct both when made and at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier time, in which case as of such time, and without giving effect to any qualification as to materiality, Spinco Material Adverse Effect or similar qualification set forth therein), has not had, and would not reasonably be expected to have, a Combined Company Material Adverse Effect, and (B) individually or in the aggregate would not reasonably be expected to prevent or materially delay, materially interfere with or materially impair the consummation by the applicable members of the Merger Partner Group of the Merger or the material Contemplated Transactions.

9.2            Performance of Covenants. (a) The covenants and obligations in the Transaction Documents that Remainco, Spinco or the other members of the Spinco Group are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects (for purposes of measuring the effect of any non-compliance with respect to Section 5.2 and Section 5.3, the Spinco Business and the Merger Partner Business shall be treated as though they were a single combined business) and (b) the covenants and obligations in the Transaction Documents that Merger Partner or the other members of the Merger Partner Group are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

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9.3            Stockholder Approval. This Agreement shall have been duly adopted by the Required Merger Partner Stockholder Vote.

9.4            Separation. The Separation, including the Transfer of Assets and Assumption of Liabilities contemplated by, as applicable, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement and the other relevant Transaction Documents to occur prior to the Closing, shall have been consummated in all material respects in accordance with and subject to the terms of the Separation Agreement, the Employee Matters Agreement, the Intellectual Property License Agreement, the Real Estate Matters Agreement and the other relevant Transaction Documents. The Spinco Contribution shall have been consummated in accordance with the terms of the Separation Agreement. The IP License and Technology Agreements, the Rhode Island VLT JV Interest Management Contract, the Rhode Island VLT System Subcontract and the Transition Services Agreement shall have been executed and delivered by the parties (other than the Buyer Parties) thereto.

9.5            Required Governmental Approvals. (a) Any waiting period, and any extensions thereof pursuant to statute, timing agreement, stipulation or otherwise, applicable to the consummation of the Equity Sale or the Merger under the HSR Act shall have expired or been terminated; (b) the Antitrust Approvals shall have been obtained and remain in full force and effect; (c) the FDI Approvals shall have been obtained and remain in full force and effect; (d) the Applicable Gaming Approvals shall have been obtained and remain in full force and effect; and (e) the Financial Services Approvals shall have been obtained and remain in full force and effect, and any waiting periods relating to such Financial Services Approvals shall have expired or been terminated. None of the Antitrust Approvals, the FDI Approvals, the Gaming Approvals, the Financial Services Approvals or any other Governmental Order relating to the Contemplated Transactions shall, individually or in the aggregate, impose or reasonably be expected to require a Remainco Burdensome Action.

9.6            Closing Certificate. Buyer shall have received (a) a certificate executed by a duly authorized officer (or equivalent) of Remainco confirming that the conditions set forth in Sections 9.1(a) and 9.2(a) have been duly satisfied (other than to the extent satisfaction of any such condition has been waived or deemed to been waived) and (b) a certificate executed by a duly authorized officer (or equivalent) of Merger Partner confirming that the conditions set forth in Sections 9.1(b) and 9.2(b) have been duly satisfied (other than to the extent satisfaction of any such condition has been waived or deemed to been waived).

9.7            No Legal Restraints. No court of competent jurisdiction shall have issued, enacted or entered any Governmental Order that is in effect that prevents, makes illegal or prohibits the Equity Sale or the Merger.

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ARTICLE X

TERMINATION

10.1            Termination. This Agreement may be terminated prior to the Closing (whether before or after the Required Merger Partner Stockholder Vote, except as otherwise provided below):

(a)            by mutual written consent of Merger Partner, Remainco and Buyer;

(b)            by any of Merger Partner, Remainco or Buyer if the Closing shall not have been consummated on or prior to July 26, 2025 (such applicable date, the “Outside Date”); provided that (i) if, on such date, any or all of the conditions to Closing set forth in Sections 7.5, 7.7, 8.5, 8.7, 9.5 or 9.7 shall not have been satisfied but all other conditions to Closing in Articles VII, VIII and IX shall have been satisfied (or are capable of being satisfied if the Closing were to occur no later than the extended Outside Date), then the Outside Date shall automatically be extended to October 26, 2025, in which case the Outside Date shall be deemed for all purposes to be October 26, 2025, (ii) if the conditions in Sections 7.5, 8.5 and 9.5 are not satisfied on July 15, 2025 but are satisfied on or prior to July 26, 2025, then the Outside Date shall automatically be extended to September 30, 2025, in which case the Outside Date shall be deemed for all purposes to be September 30, 2025, (iii) if any or all of the conditions to Closing set forth in Sections 7.5, 7.7, 8.5, 8.7, 9.5 or 9.7 shall not have been satisfied by such date that would allow for both the Inside Date and the Marketing Period to be completed prior to July 21, 2025, then the Outside Date shall automatically be extended to October 26, 2025, and in which case the Outside Date shall be deemed for all purposes to be October 26, 2025, and (iv) if the Marketing Period has commenced but has not been completed on or prior to the then applicable Outside Date, then the Outside Date shall be automatically extended to the fourth (4th) Business Day following completion of the Marketing Period. Notwithstanding anything to the contrary contained in this Article X, (A) the Parties may mutually agree in writing to extend the Outside Date, (B) a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b) if the failure to consummate the Closing on or before the Outside Date is primarily attributable to a failure on the part of such Party to perform any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Closing (it being understood that Remainco and Spinco, on the one hand, and Buyer and Buyer Sub, on the other hand, shall each be considered a single Party for purposes of this Section 10.1(b)), and (C) in no event shall any Party hereto have the right to terminate pursuant to this Section 10.1(b) prior to the occurrence of the Inside Date and the Outside Date shall be extended as applicable if, after giving effect to all other applicable extensions pursuant to this Section 10.1(b), the Inside Date were to be later than such otherwise applicable Outside Date, until the date that is the third (3rd) Business Day following occurrence of the Inside Date;

(c)            by any of Merger Partner, Remainco or Buyer if a court of competent jurisdiction shall have issued a final and nonappealable Governmental Order permanently preventing, making illegal or prohibiting the consummation of the Equity Sale or the Merger; provided that a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c) if such Governmental Order is primarily attributable to a failure on the part of such Party to perform any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Closing (it being understood that Remainco and Spinco, on the one hand, and Buyer and Buyer Sub, on the other hand, shall be considered a single Party for purposes of this Section 10.1(c));

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(d)            by any of Merger Partner, Remainco or Buyer if (i) the Merger Partner Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Merger Partner’s stockholders shall have taken a final vote on the adoption of this Agreement and (ii) this Agreement shall not have been adopted at the Merger Partner Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Merger Partner Stockholder Vote;

(e)            by Remainco or Buyer (at any time prior to the adoption of this Agreement by the Required Merger Partner Stockholder Vote) if a Merger Partner Triggering Event shall have occurred;

(f)            by Merger Partner (at any time prior to the adoption of this Agreement by the Required Merger Partner Stockholder Vote) to enter into a definitive agreement to consummate a Merger Partner Superior Proposal in accordance with Section 6.2(c); provided that (i) such Merger Partner Superior Proposal did not result from a material breach of Section 5.5(a) and is not withdrawn, (ii) Merger Partner has complied in all respects with Section 6.2(c) and (iii) prior to or concurrently with such termination, Merger Partner pays the Merger Partner Termination Fee due under Section 10.3(b);

(g)            by Buyer if (i) any of Merger Partner’s representations and warranties contained in this Agreement shall be or have become inaccurate such that the condition set forth in Section 9.1(b) would not then be satisfied or (ii) any of Merger Partner’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached or not performed such that the condition set forth in Section 9.2(b) would not then be satisfied; provided that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Merger Partner’s representations and warranties (as of the date hereof or as of a date subsequent to the date hereof) or a breach or nonperformance of a covenant or obligation by Merger Partner is curable by Merger Partner on or before the Outside Date and Merger Partner is continuing to exercise reasonable best efforts to cure such inaccuracy, breach or nonperformance, then Buyer may not terminate this Agreement under this Section 10.1(g) on account of such inaccuracy, breach or nonperformance unless such inaccuracy, breach or nonperformance shall remain uncured as of the earlier of (A) the end of the thirty (30)-day period commencing on the date that Buyer gives Merger Partner notice of such inaccuracy, breach or nonperformance and (B) the date that is three (3) Business Days prior to the Outside Date; provided that (1) Buyer may not terminate this Agreement pursuant to this Section 10.1(g) if Buyer is then in breach of this Agreement in any material respect and (2) if Buyer fails to terminate this Agreement within thirty (30) days after it has provided Merger Partner notice of such inaccuracy, breach or nonperformance (provided that such thirty (30)-day period shall be tolled at any time during which Buyer is undertaking efforts to address such inaccuracy, breach or nonperformance (I) by seeking specific performance, (II) by other means; provided, that in the case of this clause (II), such thirty (30)-day period shall not be tolled beyond an additional thirty (30) days (i.e. sixty (60) days in total) without the prior written consent of Remainco), then Buyer shall have irrevocably waived the right to terminate this Agreement with respect to such breaches;

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(h)            by Buyer if (i) any of Remainco’s or Spinco’s representations and warranties contained in this Agreement shall be or have become inaccurate such that the condition set forth in Section 9.1(a) would not then be satisfied or (ii) any of Remainco’s or Spinco’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached or not performed such that the condition set forth in Section 9.2(a) would not then be satisfied; provided that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Remainco’s or Spinco’s representations and warranties (as of the date hereof or as of a date subsequent to the date hereof) or a breach or nonperformance of a covenant or obligation by Remainco or Spinco is curable by Remainco or Spinco on or before the Outside Date and Remainco and Spinco are continuing to exercise reasonable best efforts to cure such inaccuracy, breach or nonperformance, then Buyer may not terminate this Agreement under this Section 10.1(h) on account of such inaccuracy, breach or nonperformance unless such inaccuracy, breach or nonperformance shall remain uncured as of the earlier of (A) the end of the thirty (30)-day period commencing on the date that Buyer gives Remainco notice of such inaccuracy, breach or nonperformance and (B) the date that is three (3) Business Days prior to the Outside Date; provided that (1) Buyer may not terminate this Agreement pursuant to this Section 10.1(h) if Buyer is then in breach of this Agreement in any material respect and (2) if Buyer fails to terminate this Agreement within thirty (30) days after it has provided Remainco notice of such inaccuracy, breach or nonperformance (provided that such thirty (30)-day period shall be tolled at any time during which Buyer is undertaking efforts to address such inaccuracy, breach or nonperformance (I) by seeking specific performance, (II) by other means; provided, that in the case of this clause (II), such thirty (30)-day period shall not be tolled beyond an additional thirty (30) days (i.e. sixty (60) days in total) without the prior written consent of Merger Partner), then Buyer shall have irrevocably waived the right to terminate this Agreement with respect to such breaches;

(i)             by Remainco or Merger Partner if (x) any of Buyer’s or Buyer Sub’s representations and warranties contained in this Agreement shall be or have become inaccurate such that the conditions set forth in Section 7.1(b) or Section 8.1(b) would not then be satisfied, or (y) any of Buyer’s or Buyer Sub’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached or not performed such that the conditions set forth in Section 7.2(b) or Section 8.2(b) would not then be satisfied; provided that:

(i)            for purposes of clauses (x) and (y) above, if an inaccuracy in any of Buyer’s or Buyer Sub’s representations and warranties (as of the date hereof or as of a date subsequent to the date hereof) or a breach or nonperformance of a covenant or obligation by Buyer or Buyer Sub is curable by Buyer or Buyer Sub on or before the Outside Date and Buyer or Buyer Sub is continuing to exercise reasonable best efforts to cure such inaccuracy, breach or nonperformance, then Remainco and Merger Partner may not terminate this Agreement under this Section 10.1(i) on account of such inaccuracy, breach or nonperformance unless such inaccuracy, breach or nonperformance shall remain uncured as of the earlier of (A) the end of the thirty (30) day period commencing on the date that Remainco or Merger Partner gives Buyer notice of such inaccuracy, breach or nonperformance and (B) the date that is three (3) Business Days prior to the Outside Date;

(ii)           (A) Remainco may not terminate this Agreement pursuant to this Section 10.1(i) if Remainco is then in breach of this Agreement in any material respect and (B) Merger Partner may not terminate this Agreement pursuant to this Section 10.1(i) if Merger Partner is then in breach of this Agreement in any material respect; and

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(iii)          (A) Remainco shall not have a right to terminate this Agreement pursuant to this Section 10.1(i) with respect to a material breach by Buyer or Buyer Sub of any covenant or obligation solely affecting Merger Partner and (B) Merger Partner shall not have a right to terminate this Agreement pursuant to this Section 10.1(i) with respect to a material breach by Buyer or Buyer Sub of any covenant or obligation solely affecting Remainco or Spinco; or

(j)             by Remainco if (i) any of Merger Partner’s representations and warranties contained in this Agreement shall be or have become inaccurate such that the condition set forth in Section 8.1(a) would not then be satisfied or (ii) any of Merger Partner’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached or not performed such that the condition set forth in Section 8.2(a) would not then be satisfied; provided that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Merger Partner’s representations and warranties (as of the date hereof or as of a date subsequent to the date hereof) or a breach or nonperformance of a covenant or obligation by Merger Partner is curable by Merger Partner on or before the Outside Date and Merger Partner is continuing to exercise reasonable best efforts to cure such inaccuracy, breach or nonperformance, then Remainco may not terminate this Agreement under this Section 10.1(j) on account of such inaccuracy, breach or nonperformance unless such inaccuracy, breach or nonperformance shall remain uncured as of the earlier of (A) the end of the thirty (30)  day period commencing on the date that Remainco gives Merger Partner notice of such inaccuracy, breach or nonperformance and (B) the date that is three (3) Business Days prior to the Outside Date; provided that (1) Remainco may not terminate this Agreement pursuant to this Section 10.1(j) if Remainco is then in breach of this Agreement in any material respect and (2) Remainco shall only have the right to terminate this Agreement pursuant to this Section 10.1(j) if the breaches giving rise to such right to terminate this Agreement adversely affect Remainco;

(k)            by Merger Partner if (i) any of Remainco’s or Spinco’s representations and warranties contained in this Agreement shall be or have become inaccurate such that the condition set forth in Section 7.1(a) would not then be satisfied or (ii) any of Remainco’s or Spinco’s covenants or obligations contained in this Agreement or the other Transaction Documents shall have been breached or not performed such that the condition set forth in Section 7.2(a) would not then be satisfied; provided that, for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Remainco’s or Spinco’s representations and warranties (as of the date hereof or as of a date subsequent to the date hereof) or a breach or nonperformance of a covenant or obligation by Remainco or Spinco is curable by Remainco or Spinco on or before the Outside Date and Remainco and Spinco are continuing to exercise reasonable best efforts to cure such inaccuracy, breach or nonperformance, then Merger Partner may not terminate this Agreement under this Section 10.1(k) on account of such inaccuracy, breach or nonperformance unless such inaccuracy, breach or nonperformance shall remain uncured as of the earlier of (A) the end of the thirty (30) day period commencing on the date that Merger Partner gives Remainco notice of such inaccuracy, breach or nonperformance and (B) the date that is three (3) Business Days prior to the Outside Date; provided that (1) Merger Partner may not terminate this Agreement pursuant to this Section 10.1(k) if Merger Partner is then in breach of this Agreement in any material respect and (2) Merger Partner shall only have the right to terminate this Agreement pursuant to this Section 10.1(k) if the breaches giving rise to such right to terminate this Agreement adversely affect Merger Partner; or

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(l)             by Remainco or Merger Partner if (i) the Marketing Period has been completed, (ii) all of the conditions set forth in Article IX shall have been satisfied or, to the extent permitted, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing), (iii) Remainco and Merger Partner have each delivered to Buyer confirmation in writing at least three (3) Business Days prior to such termination (or, if the Outside Date would fall within such three (3) Business Day period, by the Outside Date) that all of the conditions set forth in Article VII and Article VIII have been satisfied (or are waived effective as of immediately prior to the Closing, but subject to the Closing occurring) and that Remainco or Merger Partner, as applicable, is ready, willing and able to consummate the Equity Sale or the Merger (as applicable) and the Closing during such three (3) Business Day period (or, if the Outside Date falls within such three (3) Business Day period, by the Outside Date) and (iv) Buyer or Buyer Sub (as applicable) fails to consummate the Equity Sale or the Merger at the time the Equity Sale or the Merger were required to be consummated pursuant to Section 1.3 of this Agreement and Section 2.1 of the Separation Agreement, including the deposit of the Payment Fund with the Paying Agent pursuant to Section 1.8 of this Agreement and the payment of the Estimated Purchase Price to Remainco pursuant to Section 2.2 of the Separation Agreement.

Prior to terminating this Agreement pursuant to Section 10.1(b), Section 10.1(i) or Section 10.1(l), Remainco and Merger Partner shall consult with each other and consider the views of the other; provided that such consultation and consideration shall not be required to be for more than one (1) Business Day and in no event shall any consultation or consideration be required if it would materially prejudice the rights of, or materially adversely affect, Remainco or Merger Partner.

10.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided that (a) this Section 10.2, Section 10.3 and Article XI shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreements shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (c) the indemnification or reimbursement obligations of Buyer pursuant to Section 6.3(l) and Section 6.8(e) of this Agreement shall remain in full force and effect and survive the termination of this Agreement; and (d) the termination of this Agreement shall not relieve any Party from any liability for Fraud or any Intentional Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement prior to the termination of this Agreement; provided that, in the event of a termination of this Agreement, then notwithstanding anything in this Agreement or any other Transaction Document to the contrary, in no event shall the maximum aggregate liability of the Buyer Related Parties, collectively, arising from this Agreement and the other Transaction Documents (including the amounts that may be payable by the Guarantors pursuant to and in accordance with the terms of the Guaranty), including damages for Fraud, Intentional Breach or any other breach, whether willful, intentional, unintentional or otherwise or monetary damages in lieu of specific performance, exceed the an amount equal to the “Maximum Aggregate Amount” set forth in the Guaranty (such amount, the “Maximum Liability Amount”), subject in all respects to the limitations set forth in Section 10.3(g), except with respect to Remainco and Merger Partner’s respective rights in connection with claims against the parties to the applicable Confidentiality Agreements to which Remainco or Merger Partner, as applicable, are party.

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10.3          Fees and Expenses.

(a)            Except as set forth in Section 6.3(l), Section 6.8, this Section 10.3 or otherwise in any of the Transaction Documents, all fees and expenses incurred in connection with the Transaction Documents and the Contemplated Transactions, including fees and disbursements of outside legal counsel, financial advisors and independent accountants, shall be paid by the Party incurring such expenses, whether or not the Closing occurs; provided that whether or not the Closing occurs, Merger Partner and Remainco shall share equally (i) all printing and mailing costs associated with the Merger Partner Proxy Statement and (ii) all SEC filing fees that are incurred prior to Closing relating to the Contemplated Transactions.

(b)            If:

(i)            this Agreement is terminated pursuant to Section 10.1(e);

(ii)           this Agreement is terminated pursuant to Section 10.1(f); or

(iii)          this Agreement is terminated (A) pursuant to Section 10.1(d) or (B) pursuant to Section 10.1(g) or Section 10.1(j), and (1)(I) in the case of a termination pursuant to Section 10.1(d), after the date hereof but before the Merger Partner Stockholders’ Meeting an Acquisition Proposal with respect to Merger Partner shall have been made directly to stockholders of Merger Partner or shall have been publicly announced to or shall have become publicly known by the stockholders of Merger Partner generally or (II) in the case of a termination pursuant to Section 10.1(g) or Section 10.1(j), after the date hereof an Acquisition Proposal with respect to Merger Partner shall have been made to Merger Partner or shall have become known to Merger Partner and (2) within twelve (12) months after such termination Merger Partner shall have entered into a definitive agreement to consummate, or shall have consummated, an Acquisition Transaction that (I) involves the Person or group that made the Acquisition Proposal referred to in clause (1) or any of the Affiliates of any such Person or any member of such group or (II) is for consideration that is greater than the consideration contemplated by the Acquisition Proposal described in clause (1); provided, for purposes of this Section 10.3(b)(iii), all instances of twenty percent (20%) in the definition of Acquisition Transaction shall be deemed to be fifty percent (50%);

then Merger Partner shall pay to each of Remainco and Buyer, in cash by wire transfer of same-day funds, (x) in the case of clause (b)(i) above, within three (3) Business Days after termination of this Agreement, a nonrefundable fee in an amount equal to its Pro Rata Portion of $65,000,000 (the “Merger Partner Termination Fee”), (y) in the case of clause (b)(ii) above, prior to or concurrently with such termination of this Agreement, an amount equal to its Pro Rata Portion of the Merger Partner Termination Fee and (z) in the case of clause (b)(iii) above, upon the earlier of (1) the execution of the definitive agreement to effect such Acquisition Proposal referred to in Section 10.3(b)(iii)(2)(I) and (2) the consummation of such Acquisition Proposal referred to in Section 10.3(b)(iii)(2)(II), an amount equal to its Pro Rata Portion of the Merger Partner Termination Fee.

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(c)            If this Agreement is terminated (i)(A) pursuant to Section 10.1(d), (B) pursuant to Section 10.1(g) or (C) pursuant to Section 10.1(i) and (ii) Buyer or any of its Affiliates enters into a definitive agreement with Merger Partner or any of its Affiliates to consummate an Acquisition Transaction with respect to Merger Partner within twelve (12) months of the date of such termination and consummates such Acquisition Transaction, Buyer shall pay to Remainco, in cash by wire transfer of same-day funds upon the consummation of the Acquisition Transaction contemplated by such definitive agreement (a “Merger Partner Tail Transaction”), (I) in the case of termination pursuant to Section 10.1(d), a nonrefundable fee in the amount of $40,000,000 (the “Buyer No Vote Termination Fee”) or (II) in the case of termination pursuant to Section 10.1(g) or Section 10.1(i), a nonrefundable fee in the amount of $80,000,000 (the “Buyer Subsequent Deal Termination Fee”); provided that for purposes of this Section 10.3(c), all instances of twenty percent (20%) in the definition of Acquisition Transaction shall be deemed to be fifty percent (50%). The Parties acknowledge and agree that payment of the Buyer No Vote Termination Fee or the Buyer Subsequent Deal Termination Fee, as applicable, in accordance with the terms of this Section 10.3(c), shall be a condition precedent to the consummation of the transactions contemplated by any Merger Partner Tail Transaction.

(d)            If this Agreement is terminated (i)(A) pursuant to Section 10.1(h) or (B) pursuant to Section 10.1(i) and (ii) Buyer or any of its Affiliates enters into a definitive agreement with Remainco or any of its Affiliates to consummate an Acquisition Transaction with respect to Spinco or the Spinco Business within twelve (12) months of the date of such termination and consummates such Acquisition Transaction, Buyer shall pay to Merger Partner, in cash by wire transfer of same-day funds upon the consummation of the Acquisition Transaction contemplated by such definitive agreement (a “Spinco Tail Transaction”), the Buyer Subsequent Deal Termination Fee; provided that for purposes of this Section 10.3(d), all instances of twenty percent (20%) in the definition of Acquisition Transaction shall be deemed to be fifty percent (50%). The Parties acknowledge and agree that payment of the Buyer Subsequent Deal Termination Fee in accordance with the terms of this Section 10.3(d) shall be a condition precedent to the consummation of the transactions contemplated by any Spinco Tail Transaction.

(e)            If:

(i)            this Agreement is terminated pursuant to (A) Section 10.1(i) at a time when Buyer was not entitled to terminate this Agreement pursuant to Section 10.1 or (B) Section 10.1(l); or

(ii)           this Agreement is terminated (A) pursuant to Section 10.1(b) or (B) pursuant to Section 10.1(c), and (1) in the case of a termination pursuant to Section 10.1(b), at the time of such termination all of the conditions to the Closing set forth in Article VII, Article VIII and Article IX are satisfied or are capable of being satisfied other than (I) one or more of the conditions set forth in Sections 7.5, 8.5 and 9.5, (II) one or more of the conditions set forth in Sections 7.7, 8.7 and 9.7 if the Governmental Order relates to or was issued on the basis of any Antitrust Law, any FDI Law, any Gaming Law under the purview of any Gaming Authority on Schedule C-2 or any Financial Services Law relating to or sought by any Governmental Authority listed on Schedule C-3, (III) those conditions that by their nature are to be satisfied at the Closing and are reasonably capable of being satisfied, and (IV) those conditions that are not satisfied, in whole or in part, because of any breach by Buyer or Buyer Sub of this Agreement or any other Transaction Document or (2) in the case of a termination pursuant to Section 10.1(c), in the event that such Governmental Order relates to or was issued on the basis of (I) any Antitrust Law or any FDI Law or (II) any Gaming Law under the purview of any Gaming Authority on Schedule C-2 or any Financial Services Law relating to or sought by any Governmental Authority listed on Schedule C-3;

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then Buyer shall pay to each of Merger Partner and Remainco, in cash by wire transfer of same-day funds within three (3) Business Days after termination of this Agreement, (I) in the case of clause (e)(ii) above, a nonrefundable fee in an amount equal to its Pro Rata Portion of $250,000,000 (the “Buyer Regulatory Termination Fee”) or (II) in the case of clause (e)(i) above, a nonrefundable fee in an amount equal to its Pro Rata Portion of $250,000,000 (the “Buyer Breach Termination Fee”); provided that if the Agreement is terminated pursuant to Section 10.1(i) and either Remainco or Merger Partner is then in breach of this Agreement such that Buyer could have terminated the Agreement pursuant to Section 10.1(g) or Section 10.1(h) if clause (1) of the third to last proviso in each such provision were disregarded, the Party that is in breach of this Agreement is not entitled to, and Buyer is not required to pay to such Party, its Pro Rata Portion of the Buyer Breach Termination Fee, as applicable. Notwithstanding the foregoing, if (A) a Governmental Authority has delivered a writing or other official communication to Remainco that conditions (1) its issuance or grant of a Gaming Approval, an Antitrust Approval, a FDI Approval or a Financial Services Approval or (2) its decision not to seek a Governmental Order to prevent, make illegal or prohibit the Contemplated Transactions under any Antitrust Law, any FDI Law, any Gaming Law or any Financial Services Law, as applicable, on Remainco taking any action with respect to the Remainco Retained Business, (B) Remainco has confirmed in writing to Merger Partner and Buyer that Remainco is not willing to take such action, (C) Buyer and its Affiliates have offered to such Governmental Authority any and all actions and remedies that Buyer or any such Affiliate is required by this Agreement to so offer and (D) the failure to receive such Gaming Approval, Antitrust Approval, FDI Approval or Financial Services Approval results in the termination of this Agreement or such Governmental Authority seeks and obtains a Governmental Order resulting in the termination of this Agreement, then Buyer shall not be required to pay the Buyer Regulatory Termination Fee.

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(f)

(i)            Notwithstanding anything to the contrary contained in this Agreement, but subject in all respects to Section 10.3(g) and, with respect to the liabilities of Buyer or any Buyer Related Party, to the Maximum Liability Amount, the rights of Buyer, Merger Partner and Remainco under this Section 10.3 are independent of and in addition to such rights and remedies Buyer, Merger Partner and Remainco may have under Section 11.14 or at law, in equity, in contract, in tort or otherwise for Fraud or any Intentional Breach; provided, that, to the fullest extent permitted under applicable Law, none of Buyer, Buyer Sub, any of the Buyer Related Parties or any of the Debt Financing Sources will have any liability to Remainco, Merger Partner, their respective Related Parties, whether at Law or equity, in contract in tort or otherwise, arising from or in connection with any breach by Buyer or Buyer Sub of any of their representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents or arising from any claim or cause of action that any member of the Remainco Group or Merger Partner Group may have relating to this Agreement, the Separation Agreement, the other Transaction Documents or the Contemplated Transactions (including a failure to effect the Equity Sale, the Merger or the Closing as and when required pursuant to the terms of this Agreement and the Separation Agreement) and, to the fullest extent permitted by Law, none of Remainco, Merger Partner, their respective Related Parties will have any rights or claims against Buyer, Buyer Sub, any Buyer Related Parties or any Debt Financing Sources relating to any such matters other than: (A) the rights of Remainco and Merger Partner to an injunction, specific performance or other equitable relief in accordance with Section 11.14; (B) the rights of Remainco and Merger Partner to specific performance to cause Buyer to enforce the Equity Commitment Letter in accordance with, and subject to, the terms and conditions thereof; (C) the rights of Remainco and Merger Partner against each Guarantor under, if, as and when permitted pursuant to the terms and conditions of the Guaranty; (D) the right of Remainco and Merger Partner to seek and recover (I)(a) the Buyer Breach Termination Fee or the Buyer Regulatory Termination Fee and (b) the Buyer Enforcement Costs, (II)(a) the Buyer Subsequent Deal Termination Fee or the Buyer No Vote Termination Fee and (b) the Buyer Enforcement Costs, (III) the rights of Remainco and Merger Partner to seek recovery of monetary damages incurred or suffered as a result of Buyer’s or Buyer Sub’s Fraud or an Intentional Breach prior to the termination of this Agreement from Buyer and Buyer Sub (or the Guarantors pursuant to and in accordance with the terms of the Guaranty) (a “Buyer Pre-Closing Damages Proceeding”), (IV) reimbursement of the Specified Costs (subject to the Specified Cost Cap) pursuant to Section 6.3(l) or (V) the reimbursement and indemnification obligations, if, when and as due pursuant to pursuant to Section 6.8(e), in each case, if, when and as due pursuant to the applicable section of this Agreement, it being understood and agreed that Remainco and Merger Partner (and their respective Related Parties) shall be entitled to recover with respect to the foregoing clauses (I) through (V) only under one of the following combinations (in each case, in the aggregate up to the Maximum Liability Amount, and for avoidance of doubt, if multiple combinations are payable, then the highest combination shall be paid up to the Maximum Liability Amount): (x) recovery pursuant to any permutation of the foregoing clauses (I) and/or (V), or (y) recovery pursuant to any permutation of the foregoing clauses (II), (III), (IV) and/or (V) (and, for the avoidance of doubt, in each case subject to the amount of the Maximum Liability Amount and the terms and conditions of this Section 10.3(f)(i)); (E) the rights of Remainco and Merger Partner against Apollo Management X, L.P., solely in accordance with, and subject to the terms and conditions of, each of their respective Confidentiality Agreements; (F) the rights of Remainco and Merger Partner (1) against Buyer or Buyer Sub under the Transaction Documents (other than this Agreement) to which they are party prior to the Closing and (2) to specifically enforce the VoteCo Support Agreement against VoteCo; and (G) from and after Closing, the rights of Remainco under this Agreement or the rights of any member of the Remainco Group under any Transaction Document to which it is a party (the matters described in clauses (A) through (G), the “Buyer Permitted Claims”).

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(ii)           Notwithstanding anything to the contrary contained in this Agreement, but subject in all respects to Sections 10.3(g) and 11.16, to the fullest extent permitted under applicable Law, none of Merger Partner, Remainco, Spinco or any of their respective Related Parties will have any liability to Buyer, Buyer Sub, their respective Related Parties, whether at Law or equity, in contract in tort or otherwise, arising from or in connection with any breach by Merger Partner, Remainco or Spinco of any of their representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents or arising from any claim or cause of action that Buyer or any of its Affiliates may have relating to this Agreement, the Separation Agreement, the other Transaction Documents or the Contemplated Transactions (including a failure to effect the Equity Sale, the Merger or the Closing as and when required pursuant to the terms of this Agreement and the Separation Agreement) and, to the fullest extent permitted by Law, none of Buyer, Buyer Sub and their respective Related Parties will have any rights or claims against Merger Partner, Remainco, Spinco or any of their respective Related Parties relating to any such matters other than: (A) the rights of Buyer and Buyer Sub to an injunction, specific performance or other equitable relief in accordance with Section 11.14, (B) the right of Buyer and Buyer Sub to seek and recover (I)(a) the Merger Partner Termination Fee and (b) the Merger Partner Enforcement Costs, (II) the rights of Buyer and Buyer Sub to seek recovery of monetary damages incurred or suffered as a result of Remainco’s or Spinco’s Fraud or an Intentional Breach prior to the termination of this Agreement from Remainco, or (III) the rights of Buyer and Buyer Sub to seek recovery of monetary damages incurred or suffered as a result of Merger Partner’s Fraud or an Intentional Breach prior to the termination of this Agreement from Merger Partner, in each case, if, when and as due pursuant to the applicable section of this Agreement, it being understood and agreed that Buyer and Buyer Sub (and their respective Related Parties) shall be entitled to recover with respect to the foregoing clauses (I) through (III) only under one of the following combinations: (y) recovery pursuant to the foregoing clause (I) and/or (II) or (z) recovery pursuant to any permutation of the foregoing clauses (II) and/or (III) (and, for the avoidance of doubt, in each case subject to the terms and conditions of this Section 10.3(f))); (C)(1) the rights of Buyer and Buyer Sub against Remainco and Merger Partner under the Transaction Documents (other than this Agreement) to which they are a party prior to the Closing and (2) from and after Closing, the rights of Buyer against a member of the Remainco Group as expressly set forth under this Agreement or in any Transaction Document to which they are a party; and (D) the rights of Apollo Management X, L.P. against Remainco and Merger Partner, solely in accordance with, and subject to the terms and conditions of, each of the Non-Disclosure Agreement dated as of July 24, 2024 between Apollo Management X, L.P. and Merger Partner or the Non-Disclosure Agreement dated as of July 24, 2024 between Apollo Management X, L.P. and Remainco, as applicable (the matters described in clauses (A) through (D), the “Seller Permitted Claims”).

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(iii)          For the avoidance of doubt, Buyer, Merger Partner and Remainco may simultaneously pursue (i) a grant of specific performance pursuant to Section 11.14, (ii) its rights and remedies at law, in equity, in contract, in tort or otherwise, and (iii) payment of the Merger Partner Termination Fee, the Buyer No Vote Termination Fee, the Buyer Subsequent Deal Termination Fee, the Buyer Regulatory Termination Fee or the Buyer Breach Termination Fee, in each case under circumstances where such fee becomes payable pursuant to this Section 10.3; provided that in no event may (v) Remainco receive both (1) (A) its Pro Rata Portion of the Merger Partner Termination Fee pursuant to Section 10.3(b), (B) the Buyer No Vote Termination Fee pursuant to Section 10.3(c) or (C) the Buyer Subsequent Deal Termination Fee pursuant to Section 10.3(c) and (2) specific performance to cause Merger Partner to consummate the Merger; (w) Buyer receive both (1) its Pro Rata Portion of the Merger Partner Termination Fee pursuant to Section 10.3(b) and (2) (A) specific performance to cause Merger Partner to consummate the Merger or (B) recovery of monetary damages incurred or suffered as a result of Merger Partner’s Fraud or Intentional Breach prior to the termination of this Agreement; (x) Remainco receive both (1) (A) the Buyer No Vote Termination Fee pursuant to Section 10.3(c) or (B) the Buyer Subsequent Deal Termination Fee pursuant to Section 10.3(c) and (2) specific performance to cause Buyer to consummate the Equity Sale; (y) Merger Partner receive both (1) the Buyer Subsequent Deal Termination Fee pursuant to Section 10.3(d) and (2) specific performance to cause Buyer or Remainco to consummate the Merger; or (z) Remainco and Merger Partner receive both (1) (A) their respective Pro Rata Portions of the Buyer Regulatory Termination Fee pursuant to Section 10.3(e) or (B) their respective Pro Rata Portions of the Buyer Breach Termination Fee pursuant to Section 10.3(e) and (2) (A) specific performance to cause Buyer to consummate the Equity Sale and the Merger or (B) recovery of monetary damages incurred or suffered as a result of Buyer or Buyer Sub’s Fraud or Intentional Breach prior to the termination of this Agreement.

(iv)          If a court has granted an award of damages in connection with any breach by Buyer, Buyer Sub, Remainco or Spinco of the terms or conditions set forth in this Agreement, then Merger Partner may, on behalf of its stockholders and holders of Merger Partner Equity Awards, accept damages for such breach, and Buyer, Buyer Sub, Remainco and Spinco agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall, in addition to any damage to Merger Partner, include the benefit of the bargain lost by its stockholders or holders of Merger Partner Equity Awards (taking into consideration all relevant matters, including the loss of the expected premium, other combination opportunities and the time value of money); provided, that, the foregoing shall be subject in all respects to Sections 10.2 and 10.3(g) and, with respect to the Liabilities of Buyer or any Buyer Related Party, to the Maximum Liability Amount.

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(g)

(i)            Remainco’s receipt of (A) its Pro Rata Portion of the Merger Partner Termination Fee if, as and when required to be paid pursuant to Section 10.3(b), (B) the Buyer No Vote Termination Fee if, as and when required to be paid pursuant to Section 10.3(c), (C) the Buyer Subsequent Deal Termination Fee if, as and when required to be paid pursuant to Section 10.3(c), (D) its Pro Rata Portion of the Buyer Regulatory Termination Fee if, as and when required to be paid pursuant to Section 10.3(e) or (E) its Pro Rata Portion of the Buyer Breach Termination Fee if, as and when required to be paid pursuant to Section 10.3(e), shall not constitute a penalty but shall be liquidated damages in a reasonable amount that will compensate Remainco in the circumstances in which such Pro Rata Portion of the Merger Partner Termination Fee, such Buyer No Vote Termination Fee, such Buyer Subsequent Deal Termination Fee, such Pro Rata Portion of the Buyer Regulatory Termination Fee or such Pro Rata Portion of the Buyer Breach Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating the Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that if actually paid in full, except (x) in the case of Fraud or Intentional Breach with respect to Merger Partner, or with respect to Buyer or Buyer Sub solely if the fee that was paid was the Buyer No Vote Termination Fee or the Buyer Subsequent Deal Termination Fee (with no such exception for Fraud or Intentional Breach applying to the Buyer Regulatory Termination Fee or the Buyer Breach Termination Fee) (in any event, which damages or liabilities for such Fraud or Intentional Breach shall remain subject, with respect to Buyer, to the Maximum Liability Amount) or (y) reimbursement of the Specified Costs (subject to the Specified Cost Cap) pursuant to Section 6.3(l) and the reimbursement and indemnification obligations, if, when and as due pursuant to pursuant to Section 6.8(e) (if applicable, and subject in all respects to the Maximum Liability Amount), the Pro Rata Portion of the Merger Partner Termination Fee, the Buyer No Vote Termination Fee, the Buyer Subsequent Deal Termination Fee, the Pro Rata Portion of the Buyer Regulatory Termination Fee or the Pro Rata Portion of the Buyer Breach Termination Fee, as applicable, shall represent the sole and exclusive remedy of the members of the Remainco Group for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement, the Separation Agreement, any other Transaction Document or the Contemplated Transactions and the members of the Remainco Group shall not be entitled to bring or maintain any other claim, Action or proceeding against Merger Partner, Buyer, their respective Related Parties or any Debt Financing Sources, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery or judgment against Merger Partner (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the members of the Merger Partner Group), Buyer (or any Buyer Related Party) or any Debt Financing Sources in connection with or arising out of the termination of any of the Transaction Documents, any breach by Merger Partner, Buyer or any of their respective Related Parties, as applicable, giving rise to such termination, the failure of the Contemplated Transactions to be consummated, the failure by Merger Partner, Buyer or their respective Related Parties, as applicable, to perform its obligations under any of the Transaction Documents (other than the Confidentiality Agreements) or failure by Merger Partner, Buyer or their respective Related Parties, as applicable, to perform any obligation under Law.

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(ii)           Merger Partner’s receipt of (A) the Buyer Subsequent Deal Termination Fee if, as and when required to be paid pursuant to this Section 10.3(d), (B) its Pro Rata Portion of the Buyer Regulatory Termination Fee if, as and when required to be paid pursuant to Section 10.3(e) or (C) its Pro Rata Portion of the Buyer Breach Termination Fee if, as and when required to be paid pursuant to Section 10.3(e), shall not constitute a penalty but shall be liquidated damages in a reasonable amount that will compensate Merger Partner in the circumstances in which such Buyer Subsequent Deal Termination Fee, such Pro Rata Portion of the Buyer Regulatory Termination Fee or such Pro Rata Portion of the Buyer Breach Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating the Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that if actually paid in full, except (x) in the case of Fraud or Intentional Breach with respect to Remainco, or with respect to Buyer or Buyer Sub solely if the fee that was paid was the Buyer Subsequent Deal Termination Fee (with no such exception for Fraud or Intentional Breach applying to the Buyer Regulatory Termination Fee or the Buyer Breach Termination Fee) (in any event, which damages or liabilities for such Fraud or Intentional Breach shall remain subject, with respect to Buyer, to the Maximum Liability Amount) or (y) reimbursement of the Specified Costs (subject to the Specified Cost Cap) pursuant to Section 6.3(l), the reimbursement and indemnification obligations, if, when and as due pursuant to pursuant to Section 6.8(e) (if applicable, and subject in all respects to the Maximum Liability Amount), the Buyer Subsequent Deal Termination Fee, the Pro Rata Portion of the Buyer Regulatory Termination Fee or the Pro Rata Portion of the Buyer Breach Termination Fee, as applicable, shall represent the sole and exclusive remedy of the members of the Merger Partner Group for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement, the Separation Agreement, any other Transaction Document or the Contemplated Transactions and the members of the Merger Partner Group shall not be entitled to bring or maintain any other claim, Action or proceeding against Remainco, Spinco, Buyer, their respective Related Parties or any Debt Financing Sources, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery or judgment against Remainco (or any partner, member, shareholders, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the members of the Remainco Group), Buyer (or any Buyer Related Party) or any Debt Financing Sources in connection with or arising out of the termination of any of the Transaction Documents, any breach by Remainco, Spinco, Buyer or any of their respective Affiliates, as applicable, giving rise to such termination, the failure of the Contemplated Transactions to be consummated, the failure by Remainco, Spinco, Buyer or any of their respective Related Parties, as applicable, to perform its obligations under any of the Transaction Documents (other than the Confidentiality Agreements) or failure by Remainco, Spinco, Buyer or any of their respective Related Parties, as applicable, to perform any obligation under Law.

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(iii)          Buyer’s receipt of its Pro Rata Portion of the Merger Partner Termination Fee if, as and when required to be paid pursuant to Section 10.3(b), shall not constitute a penalty but shall be liquidated damages in a reasonable amount that will compensate Buyer in the circumstances in which such Merger Partner Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating the Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that if actually paid in full, except in the case of Fraud or Intentional Breach, the Pro Rata Portion of the Merger Partner Termination Fee shall represent the sole and exclusive remedy of Buyer and Buyer Sub in the circumstances in which such fee is payable and Buyer and its Affiliates shall not be entitled to bring or maintain any other claim, action or proceeding against Remainco, Spinco, Merger Partner or their respective Affiliates, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery or judgment against Remainco (or any partner, member, shareholders, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the members of the Remainco Group) or Merger Partner (or any partner, member, shareholders, director, officer, employee, Subsidiary, Affiliate, agent or other representative of the members of the Merger Partner Group), any breach by Remainco, Spinco, Merger Partner or any of their respective Affiliates, as applicable, giving rise to such termination, the failure of the Contemplated Transactions to be consummated, the failure by Remainco, Spinco, Merger Partner or any of their respective Affiliates, as applicable, to perform its obligations under any of the Transaction Documents (other than the Confidentiality Agreements) or failure by Remainco, Spinco, Merger Partner or any of their respective Affiliates, as applicable, to perform any obligation under Law.

(h)            If:

(i)            Merger Partner fails to pay when due any amount payable by Merger Partner under this Section 10.3, then (A) Merger Partner shall reimburse Remainco and Buyer for all reasonable and documented out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel) incurred in connection with the collection of such overdue amount and the enforcement by Remainco and Buyer of their rights under this Section 10.3 and (B) Merger Partner shall pay to Remainco and Buyer interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the lesser of (1) “prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid or (2) the maximum rate permitted by applicable Law (such expenses and interest, collectively, the “Merger Partner Enforcement Costs ”); provided, however, that in no event shall any member of the Merger Partner Group (or any Merger Partner Related Party) be required to pay to Remainco and Buyer any Merger Partner Enforcement Costs in excess of their Pro Rata Portions, of up to an aggregate amount of $5,000,000.

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(ii)           Buyer fails to pay when due any amount payable by Buyer under this Section 10.3, then (A) Buyer shall reimburse Remainco and Merger Partner for all reasonable and documented out-of-pocket costs and expenses (including reasonable fees and disbursements of outside legal counsel) incurred in connection with the collection of such overdue amount and the enforcement by Remainco and Merger Partner of their rights under this Section 10.3 and (B) Buyer shall pay to Remainco and Merger Partner interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to the other Party (or Parties) in full) at a rate per annum equal to the lesser of (1)  the “prime rate” (as published by the Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid or (2) the maximum rate permitted by applicable Law (such expenses and interest, collectively, the “Buyer Enforcement Costs ”); provided, however, that in no event shall Buyer or Buyer Sub (or any Guarantor or Buyer Related Party) be required to pay to Remainco and Merger any Buyer Enforcement Costs in excess of their Pro Rata Portions, of up to an aggregate amount exceeding $5,000,000.

(i)            Notwithstanding anything to the contrary contained in this Agreement, Merger Partner shall in no event be obligated to pay the Merger Partner Termination Fee more than once, regardless of the number of occurrences or events that would otherwise result in multiple payments thereof.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1            Amendment. This Agreement may be amended, supplemented or modified with the approval of the Merger Partner Board, the Special Committee and Buyer at any time prior to the Closing (whether before or after obtaining the Required Merger Partner Stockholder Vote); provided that, after obtaining any such approval, no amendment shall be made which by Law or regulation of the NYSE requires further approval of Merger Partner’s stockholders or Remainco’s shareholders, as applicable, unless the approval of such stockholders or shareholders shall have been obtained. Any amendment, supplement or modification of any of the Transaction Documents shall require the parties thereto to deliver a written instrument duly executed by all the parties to such agreement. Notwithstanding anything to the contrary contained in this Agreement, Section 10.3(f)(i), Section 10.3(g)(i), Section 10.3(g)(ii), the last sentence of Section 11.2, Section 11.5(c), Section 11.7(b), Section 11.16 and this sentence (and the definitions related thereto and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of the foregoing specified provisions) may not be amended, supplemented or modified in any manner that is adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

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11.2          Waiver. The provisions of this Agreement (including this Section 11.2) were specifically bargained for by the Parties and were taken into account by the Parties in arriving at the terms and conditions of the Transaction Documents and the Contemplated Transactions. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, in writing at any time by the Party or Parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any Party, it is authorized in writing by an authorized Representative of such Party. The failure of a Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any preceding or subsequent breach. Notwithstanding anything to the contrary contained in this Agreement, Section 10.3(f)(i), Section 10.3(g)(i), Section 10.3(g)(ii), the last sentence of Section 11.1, Section 11.5(c), Section 11.7(b), Section 11.16 and this sentence (and the definitions related thereto and any other provision of this Agreement to the extent that a waiver of such provision would modify the substance of the foregoing specified provisions) may not be waived in any manner that is adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

11.3          Survival. The representations and warranties of the Parties contained in or made pursuant to this Agreement shall terminate at the Closing and no claims shall be made against any Party for any breach thereof at or after the Closing. The covenants and agreements in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive the Closing and remain in effect for the period provided in such covenants and agreements, if any, or if later, until fully performed. The covenants and agreements in this Agreement to be performed prior to the Closing Date shall terminate as of the Closing and no claims shall be made against either Party for any breach thereof that is discovered after the Closing, subject to the terms of the Separation Agreement. The Confidentiality Agreements shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreements shall apply to all information and material furnished by any Party or its representatives thereunder or hereunder. Notwithstanding anything to the contrary herein, nothing in this Agreement shall preclude or limit a claim by any person for Fraud.

11.4          Entire Agreement; Counterparts; Electronic Exchanges. (a) This Agreement, (b) the other Transaction Documents, (c) any schedules, exhibits and amendments to any of the foregoing, and (d) the other agreements and documents referred to in any of the foregoing shall together constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and shall supersede all prior negotiations, agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreements shall not be superseded and shall remain in full force and effect in accordance with its terms (it being understood that no provision in the Confidentiality Agreements shall limit any Party’s rights or remedies in the case of fraud). This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission shall be treated in all manner and respects as an original agreement and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. At the request of any Party, the other Party shall re-execute original forms thereof and deliver them to the requesting Party. No Party shall raise the use of electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.

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11.5          Applicable Law; Jurisdiction.

(a)            This Agreement, and the formation, termination or validity of any part of this Agreement and all Actions (whether based in tort, contract or otherwise) arising out of or relating to the Transaction Documents, the Contemplated Transactions, the formation, breach, termination or validity of the Transaction Documents, the actions of Merger Partner, Remainco or Buyer or any of their respective Affiliates in the negotiation, administration, performance or enforcement of the Transaction Documents, shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Delaware.

(b)            Each Party irrevocably and unconditionally submits for itself and its property in any Action (whether based in tort, contract or otherwise) arising out of or relating to the Transaction Documents, the Contemplated Transaction, the formation, breach, termination or validity of the Transaction Documents, the actions of Merger Partner, Remainco or Buyer or any of their respective Affiliates in the negotiation, administration, performance or enforcement of the Transaction Documents or the recognition and enforcement of any judgment with respect to the Transaction Documents, to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have subject matter jurisdiction over such Action, any Delaware State court sitting in New Castle County, and appellate courts having jurisdiction of appeals from any of the foregoing. Any such Action may and shall be brought in such courts and each Party irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and shall not plead or claim the same. Service of process in any Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.8. Nothing in any of the Transaction Documents shall affect the right to effect service of process in any other manner permitted by the Laws of the State of Delaware.

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(c)            Notwithstanding anything to the contrary contained in this Agreement, each Party agrees that (i) it will not bring or support any Action against the Debt Financing Sources arising out of or relating to this Agreement or any of the Contemplated Transactions, including any dispute relating to any Financing, in any forum other than the United States District Court for the Southern District of New York, or if that court does not have subject matter jurisdiction, in any New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources arising out of or relating to this Agreement or any of the Contemplated Transactions, including any claims or causes of action relating to any Financing, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that it is understood and agreed that (A) the interpretation of the definition of Combined Company Material Adverse Effect and whether a Combined Company Material Adverse Effect has occurred, (B) the determination of the accuracy of any representations and warranties hereunder and whether as a result of any breach thereof Remainco, Spinco, Merger Partner, Buyer or Buyer Sub has the right (taking into account any applicable cure periods) to terminate its obligations under this Agreement or decline to consummate the Equity Sale or the Merger (in accordance with the terms hereof) as a result of a breach of such representations in this Agreement without any liability to such Person and (C) the determination of whether the Separation, the Equity Sale or the Merger has been consummated in accordance with the terms of the Separation Agreement or this Agreement, respectively, in each case shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any other jurisdiction); (iii) it will not bring or permit any of its controlled Affiliates to bring or support anyone else in bringing any such legal action in any other court; and (iv) the provisions of Section 11.13 relating to the waiver of jury trial shall apply to any Action described in clause (i) of this Section 11.5(c).

11.6          Disclosure Letters. The Remainco Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article II. The Merger Partner Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article III. The Buyer Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article IV. For purposes of this Agreement, (a) any disclosure set forth or deemed to be set forth in the Remainco Disclosure Letter with respect to any Section of this Agreement, in the Merger Partner Disclosure Letter with respect to any Section of this Agreement or in the Buyer Disclosure Letter with respect to any Section of this Agreement shall be deemed to be disclosed for purposes of other Sections of this Agreement to the extent that such disclosure sets forth facts in sufficient detail so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure; (b) matters reflected in any Section of the Remainco Disclosure Letter, the Merger Partner Disclosure Letter or the Buyer Disclosure Letter, respectively, are not necessarily limited to matters required by this Agreement to be so reflected, and such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature; (c) no reference to or disclosure of any item or other matter in the Remainco Disclosure Letter, the Merger Partner Disclosure Letter or the Buyer Disclosure Letter, respectively, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement; (d) all matters set forth in the Remainco SEC Documents (other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature) shall be deemed to be set forth in the Remainco Disclosure Letter; and (e) all matters set forth in the Merger Partner SEC Documents (other than information set forth therein under the headings “Risk Factors” or “Forward-Looking Statements” and any other information or statement set forth therein that is primarily cautionary, predictive or forward-looking in nature) shall be deemed to be set forth in the Merger Partner Disclosure Letter. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The Remainco Disclosure Letter and the Merger Partner Disclosure Letter shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made without the prior written consent of Buyer. Any purported update or modification to the Remainco Disclosure Letter or the Merger Partner Disclosure Letter after the date hereof without the prior written consent of Buyer shall be disregarded. The Buyer Disclosure Letter shall be delivered as of the date hereof, and no amendments or modifications thereto shall be made without the prior written consent of Remainco and Merger Partner. Any purported update or modification to the Buyer Disclosure Letter after the date hereof without the prior written consent of Remainco and Merger Partner shall be disregarded.

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11.7          Assignability; No Third Party Rights.

(a)            This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, except that a Party may assign any of its rights under this Agreement and any other Transaction Document (i) as collateral security to a creditor, (ii) to one of its Affiliates; provided that no Party may assign this Agreement pursuant to this clause (ii) until after the Closing, or (iii)(A) to the acquirer of all or substantially all of its assets of such Party, (B) in the case of the Transaction Documents other than this Agreement, to the acquirer of any member of such Party’s Group or any lines of business of such Party or (C) in connection any merger or consolidation involving such Party; provided that in each case of clauses (A), (B) and (C), (I) no such assignment shall relieve such Party of any of its obligations and (II) no such assignment shall result in (1) any change to the sequencing of the Equity Sale and the Merger as set forth in Section 1.3 (i.e., that the Equity Sale shall be consummated prior to, but substantially concurrently with, the Merger Effective Time) or (2) the Surviving Corporation or any of its Subsidiaries owning any member of the Spinco Group or any member of the Spinco Group owning the Surviving Corporation or any of its Subsidiaries. Any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party in violation of this Agreement without the prior written consent of the other Parties shall be void and of no effect.

(b)            Except (i) as provided in (A) Section 10.3(f)(i), Section 10.3(f)(ii), Section 10.3(g)(i), Section 10.3(g)(ii), the last sentence of Section 11.1, the last sentence of Section 11.2, Section 11.5(c), Section 11.16 and this sentence with respect to Debt Financing Sources, (B) in Section 10.3(g), Section 11.15 and Section 11.16 with respect to the Persons described therein and (C) in Section 6.10 with respect to D&O Indemnitees and (ii) from and after the Merger Effective Time, the right of each holder of shares of Merger Partner Common Stock or Merger Partner Equity Awards to receive the consideration set forth in Article I, including the Per Share Price and the payments contemplated by Section 1.6, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limiting the generality of the foregoing, the representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Any inaccuracies in or breaches of such representations or warranties are subject to waiver by the Parties in accordance with this Agreement without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation of risks associated with particular matters between the Parties regardless of the knowledge of a Party. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

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11.8          Notices. All notices, requests, consents, claims, demands and other communications under any of the Transaction Documents shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.8):

if to Merger Partner:

Everi Holdings Inc.

7250 South Tenaya Way, Suite 10

Attention: Randy L. Taylor, President and CEO; Kate Lowenhar-Fisher, EVP and
Chief Legal Officer – General Counsel

Email: legalnotices@everi.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
11682 El Camino Real

Suite 200

San Diego, CA 92130 USA
Attention: Christian A. Salaman

E-mail:      [*]

and

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Pillsbury Winthrop Shaw Pittman LLP
725 South Figueroa Street

36th Floor

Los Angeles, CA 90017
Attention: Drew Simon-Rooke

E-mail:     [*]

if to Remainco or Spinco:

International Game Technology PLC

c/o IGT Global Solutions Corporation

IGT Center

10 Memorial Boulevard

Providence, RI 02903-1125

Attention: General Counsel

Email: legalnotices@igt.com

or

Ignite Rotate LLC

c/o IGT Global Solutions Corporation

Attention: General Counsel

Email: legalnotices@igt.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Paul L. Choi, Scott R. Williams and Brent M. Steele
Email: [*], [*] and [*]

if to Buyer or Buyer Sub:

Voyager Parent, LLC
c/o Apollo Management X, L.P.

9 West 57th Street, 42nd Floor

New York New York 10019

Attention:	Daniel Cohen, Partner
James Elworth, General Counsel, Private Equity
Email:	[*] [*]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

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Attention:	Ross A. Fieldston
Ian M. Hazlett
Email:	[*] [*]

Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that email with receipt confirmed mail to the notice parties set forth above shall be sufficient for any notices required pursuant to Section 5.5, Section 6.2(c) and Section 6.2(d).

11.9          Cooperation. From time to time following the Closing, Merger Partner, Remainco and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Contemplated Transactions as may be reasonably requested by the other Party, in each case, subject to the terms of the Transaction Documents.

11.10        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

11.11        No Presumption Against Drafting Party. Each Party acknowledges that such Party has been represented by outside legal counsel in connection with the Transaction Documents and the Contemplated Transactions. Accordingly, any rule that would require interpretation of any claimed ambiguities in any of the Transaction Documents against the drafting party has no application and is expressly waived.

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11.12       Rules of Construction. Interpretation of the Transaction Documents (except as specifically provided in any such Transaction Document, in which case such specified rules of construction shall govern with respect to such Transaction Document) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to Articles, Sections, paragraphs, Exhibits and Schedules are references to the Articles, Sections, paragraphs, Exhibits and Schedules to the applicable Transaction Document unless otherwise specified; (c) references to “$” shall mean United States dollars; (d) the word “including” and words of similar import when used in the Transaction Documents shall mean “including without limiting the generality of the foregoing,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) the table of contents, articles, titles and headings contained in the Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Documents; (g) the Transaction Documents shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (h) the Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein; (i) unless the context otherwise requires, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (j) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein; (k) any agreement or instrument defined or referred to herein or any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and references to all attachments thereto and instruments incorporated therein; (l) any statute or regulation referred to herein means such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, includes any rules and regulations promulgated under such statute), and references to any section of any statute or regulation include any successor to such section; (m) all time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the date on which the period commences and including the date on which the period ends and by extending the period to the first succeeding Business Day if the last day of the period is not a Business Day; (n) references to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise; (o) references to “assets” do not include individuals; (p) references to any Contract (including this Agreement) or Organizational Document are to the Contract or Organizational Document as amended, modified, supplemented or replaced from time to time, unless otherwise stated; (q) the failure to obtain any consent under any Contract of a commercial nature with a Governmental Authority, solely to the extent such failure does not constitute a violation of applicable Law, shall not be deemed to be the failure to obtain a Governmental Approval and shall not constitute a breach by any Party of its obligations under this Agreement or a failure of the closing conditions set forth in Section 7.2, Section 7.5, Section 8.2, Section 8.5, Section 9.2 or Section 9.5, respectively; (r) Remainco shall not be required to cause or attempt to cause Delta to take or refrain from taking any action; and (s) none of Merger Partner, Remainco or Spinco are making any representations or warranties relating to the Financing or any of the documents related thereto nor shall any of them have any obligations relating to the Financing other than as set forth in Section 6.8(d).

11.13       Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE CONTEMPLATED TRANSACTIONS, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THE TRANSACTION DOCUMENTS AND THE CONTEMPLATED TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVER IN THIS SECTION 11.13. EACH PARTY AGREES THAT ANY PARTY MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY, AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN THEM RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR ANY OF THE CONTEMPLATED TRANSACTIONS.

11.14       Specific Performance.

(a)            Each Party agrees that irreparable damage would occur if any of the covenants or obligations contained in this Agreement are not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to injunctive or other equitable relief to prevent or cure any breach by the other Party of its agreements, covenants or obligations contained in this Agreement and to specifically enforce such agreements, covenants and obligations in any court referenced in Section 11.5 having jurisdiction, such remedy being in addition to any other remedy to which such Party may be entitled at law or in equity. Each Party acknowledges and agrees that, in the event that any other Party seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, the Party seeking an injunction will not be required to provide any bond or other security in connection with any such order or injunction. Each Party further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party further agrees that in the event of any action by any other Party for specific performance or injunctive relief, such Party will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief with respect to such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. The pursuit of specific performance by Remainco or Merger Partner at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which Remainco or Merger Partner may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by Remainco and its shareholders or Merger Partner and its stockholders.

(b)            Notwithstanding anything to the contrary contained in this Section 11.14 or elsewhere in this Agreement, neither Remainco nor Merger Partner shall be entitled to specific performance or any other equitable relief to cause Buyer to draw down proceeds of the Equity Financing, or to cause Buyer and Buyer Sub effect the Equity Sale in accordance with the Separation Agreement or the Merger and the Closing in accordance with Section 1.3, unless (i) all of the conditions in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been and continue to be satisfied or waived, (ii) the Marketing Period has been completed, (iii) each of Merger Partner and Remainco has (A) confirmed to Buyer in writing that all of the conditions set forth in Article VII and Article VIII have been and continue to be satisfied (or are waived effective as of immediately prior to the Closing, but subject to the Closing occurring), (B) if specific performance is granted and the Equity Financing and the Debt Financing are funded, then Merger Partner or Remainco, as applicable, is ready, willing and able to consummate the Equity Sale and the Merger at the Closing, and (C) Merger Partner and Remainco, as applicable, will take such actions required by this Agreement and the Separation Agreement to cause the Closing to occur in accordance with its terms, (iv) the Debt Financing has been funded or will be funded at the Closing assuming the Equity Financing contemplated by the Equity Commitment Letters were to be funded at the Closing (provided that Buyer shall not be required to draw down the Equity Commitment Letter if the Debt Financing would not be funded even if Buyer were to draw down on the Equity Commitment Letter), and (v) Buyer and Buyer Sub have failed to consummate the Equity Sale and the Merger on the date by which the Equity Sale is required to have been consummated pursuant to the Separation Agreement and the Merger and the Closing is required to have been consummated pursuant to Section 1.3.

11.15       Disclaimer of Representations and Warranties.

(a)            NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II (AS MODIFIED BY THE REMAINCO DISCLOSURE LETTER) ARTICLE III (AS MODIFIED BY THE MERGER PARTNER DISCLOSURE LETTER) AND ARTICLE IV (AS MODIFIED BY THE BUYER DISCLOSURE LETTER), NO PARTY IS MAKING ANY OTHER REPRESENTATION OR WARRANTY WITH RESPECT TO THE MEMBERS OF ITS GROUP, ITS RESPECTIVE BUSINESS OR THE PROBABLE SUCCESS OR PROFITABILITY THEREOF, THE CONTEMPLATED TRANSACTIONS OR ANY OTHER RIGHTS OR LIABILITIES TO BE TRANSFERRED IN CONNECTION WITH CONTEMPLATED TRANSACTIONS OR PURSUANT TO ANY OF THE TRANSACTION DOCUMENTS. NO PARTY MAKES ANY REPRESENTATION OR WARRANTY AS TO NONINFRINGEMENT, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED REPRESENTATIONS OR WARRANTIES WHATSOEVER. EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II (AS MODIFIED BY THE REMAINCO DISCLOSURE LETTER), ARTICLE III (AS MODIFIED BY THE MERGER PARTNER DISCLOSURE LETTER) AND ARTICLE IV (AS MODIFIED BY THE BUYER DISCLOSURE LETTER), AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS THAT IT IS RELYING ON OR HAS RELIED UPON ANY OTHER REPRESENTATION, WARRANTY OR OTHER STATEMENT OF FACT OR OPINION, AND ACKNOWLEDGES AND AGREES THAT IT IS NOT ENTITLED TO RELY UPON, AND THAT IT HAS SPECIFICALLY DISCLAIMED AND DOES SPECIFICALLY DISCLAIM, ANY OTHER REPRESENTATION, WARRANTY OR OTHER STATEMENT OF FACT OR OPINION MADE BY ANY PERSON. EACH PARTY FURTHER SPECIFICALLY DISCLAIMS ANY OBLIGATION OR DUTY BY ANY PERSON TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE EXPRESS TERM AND CONDITIONS OF THE TRANSACTION DOCUMENTS.

(b)            Each Party acknowledges that in connection with each Party’s investigation of the other Party’s respective business, each Party has received or may receive certain projections, including projected statements of operating revenues and income from operations of the other Party’s respective businesses, cost estimates and certain business plan information. Each Party agrees that is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, other forecasts, summaries, plans and presentations so furnished to it, whether orally or in writing or in materials made available in any “data room” (virtual or otherwise), including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, no other Party nor any of such other Party’s respective Affiliates or Representatives or any other Person is making any representation or warranty with respect to any estimates, projections, other forecasts, summaries, plans or presentations, including the reasonableness of the assumptions underlying such estimates, projections, other forecasts, summaries, plans or presentations, and each Party hereby disclaims any reliance on such estimates, projections, other forecasts, summaries, plans and presentations and agrees that it has not relied thereon.

(c)            Notwithstanding the foregoing, nothing in this Section 11.15 shall limit either Parties’ rights and remedies for Fraud with respect to the representations and warranties made in Article II, Article III or Article IV.

11.16       Non-Recourse. Notwithstanding anything to the contrary in this Agreement, each Party agrees, on behalf of itself and its Related Parties, that this Agreement and the other Transaction Documents may only be enforced against, and any Action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any breach (whether willful, intentional (including an Intentional Breach), unintentional or otherwise), Loss, Liability, damage or otherwise in connection with, relating to or arising out of any Transaction Claims may only be brought against the Entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations set forth herein or therein with respect to such party, and solely in accordance with, and subject to the terms and conditions of, this Agreement or such other Transaction Document, as applicable. Notwithstanding anything to the contrary in this Agreement, no Debt Financing Source, Related Party or Affiliate of Buyer, Buyer Sub, a Guarantor, Remainco or Merger Partner, or any former, current or future officers, employees, directors, partners, shareholders, equity holders, managers, members, clients, attorneys, agents, advisors or other Representatives of a Debt Financing Source, Buyer, Buyer Sub, a Guarantor, Remainco or Merger Partner or of any such Affiliate (each, other than Buyer, Buyer Sub, a Guarantor, Remainco or Merger Partner, a “Non-Recourse Party”) shall have any Liability for any Liabilities of any Party hereto or thereto under this Agreement or any Transaction Document or for any Action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) in connection with, relating to or arising out of any of the Transaction Claims, other than the obligations of the Guarantors solely in accordance with, and subject to the terms and conditions of, the Guaranty, provided that this sentence shall not (a) limit Remainco and Merger Partner’s rights to specific performance in accordance with Section 11.14 or the Equity Commitment Letter, (b) limit the rights or Liabilities of any Person (including Non-Recourse Party) with respect to any Transaction Document to which they are a party or (c) limit the rights that the Buyer or any Buyer Related Party may assert against any Debt Financing Source pursuant to the terms and conditions of the Debt Financing, the Debt Commitment Letter or any Alternative Debt Commitment Letter. In furtherance and not in limitation of the foregoing, (i) each of Remainco and Merger Partner covenants, agrees and acknowledges that no recourse under this Agreement or any other Transaction Document or any other agreement referenced herein or therein or in connection with any of the Contemplated Transactions shall be sought or had against any Buyer or any of Buyer, Buyer Sub, the Guarantors or any Buyer Non-Recourse Party except for the Buyer Permitted Claims, subject to the applicable limitations thereof, and (ii) each of Buyer and Buyer Sub covenants, agrees and acknowledges that no recourse under this Agreement or any other Transaction Document or any other agreement referenced herein or therein or in connection with any of the Contemplated Transactions shall be sought or had (including, after Closing, by any member of the Merger Partner Group or any member of the Spinco Group) against any member of the Remainco Group or the Merger Partner Group or any Non-Recourse Party of Remainco, Spinco or Merger Partner except for the Seller Permitted Claims, subject to the applicable limitations thereof.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

EVERI HOLDINGS INC.

By:	/s/ Randy L. Taylor
Name:	Randy L. Taylor
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

INTERNATIONAL GAME TECHNOLOGY PLC

By:	/s/ Vincent L. Sadusky
Name:	Vincent L. Sadusky
Title:	Chief Executive Officer

IGNITE ROTATE LLC

By:	/s/Massimiliano Chiara
Name:	Massimiliano Chiara
Title:	Executive Vice President and Chief Financial Officer

[Signature page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VOYAGER PARENT, LLC

By:	/s/ Daniel Cohen
Name:	Daniel Cohen
Title:	Vice President, Secretary and Treasurer

VOYAGER MERGER SUB, INC.

By:	/s/ Daniel Cohen
Name:	Daniel Cohen
Title:	Vice President, Secretary and Treasurer

[Signature page to Agreement and Plan of Merger]

Exhibit A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Buyer to Merger Partner) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Buyer to Merger Partner) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” with respect to an Entity means any transaction or series of transactions (other than the Contemplated Transactions) involving, directly or indirectly. (a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, amalgamation, scheme of arrangement, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction, (i) in which such Entity or any of its Subsidiaries is a constituent corporation and which would result in a third party, or the equityholders of that third party, beneficially owning twenty percent (20%) or more of any class of equity or voting securities of such Entity or the Entity resulting from such transaction or the parent of such Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of such Entity; or (iii) in which such Entity issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of such Entity; (b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such Entity or its Subsidiaries that constitute or account for twenty percent (20%) or more of the consolidated net revenues, or consolidated net income for the twelve (12) full months immediately prior to the receipt of the related Acquisition Proposal or twenty percent (20%) or more of the fair market value of the consolidated assets of such Entity and its Subsidiaries, taken as a whole; (c) any issuance, sale or other disposition, directly or indirectly, to any Person (or the equityholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing twenty percent (20%) or more of the voting power of such Entity; or (d) any liquidation or dissolution of such Entity. No Excluded Transaction shall be considered an Acquisition Transaction.

“Action” shall have the meaning set forth in the Separation Agreement.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided that (a) Delta shall be considered an Affiliate of the members of the Remainco Group only for purposes of (i) Section 5.5(h), Section 10.3(d), Section 11.1, Section 11.7(b), Section 11.15 and Section 11.16 and to the extent the context requires, any related definitions and (ii) Article III of the Separation Agreement, but shall not be considered an Affiliate of any member of the Remainco Group for purposes of any other provisions of any of the Transaction Documents, (b) after the Closing, solely for purposes of the Transaction Documents, (i) none of members of the Spinco Group shall be deemed to be an Affiliate of any member of the Remainco Group and (ii) none of the members of the Remainco Group shall be deemed to be an Affiliate of any member of the Spinco Group, (c) prior to the Merger Effective Time, in no event shall any member of the Spinco Group or any member of the Merger Partner Group be considered an Affiliate of Buyer, Buyer Sub, any Guarantor or any of their respective Affiliates, (d) in no event shall any AGM Person be considered an Affiliate of Buyer or Buyer Sub other than for purposes of (i) the foregoing clause (c), (ii) the definitions of “AGM Person,” “Buyer Related Parties,” “Non-Recourse Party,” “Third Party,” (solely, in the case of the definition of Third Party, in connection with such term’s use in Section 5.5(c) and Section 5.5(d)  and the definition of “Merger Partner Superior Proposal”), Section 2.25, Section 3.26, Section 4.8, Section 5.5(h), Section 6.1, Section 6.3(c), Section 6.3(d), Section 6.3(e), Section 6.4, Section 6.9(c), Section 10.2, Section 10.3(c), Section 10.3(d), Section 10.3(g), Section 11.1, Section 11.7(b), Section 11.15 and Section 11.16 and to the extent the context requires, any related definitions, and (iii) Section 3.4 and the definition of “Buyer Indemnified Parties” in the Separation Agreement, and (e) for all purposes of this Agreement, in no event shall any AGM Person be considered an Affiliate of any Buyer Required Gaming Licensee or Buyer Regulatory Affiliate (other than as contemplated by clause (d)).

“AGM Person” means each of (a) Apollo Global Management, Inc. and its Subsidiaries, (b) any portfolio company, investment fund, account or other vehicle affiliated with, managed by or advised by Apollo Global Management, Inc. or its Subsidiaries or Affiliates and (c) any direct or indirect equity holder, partner (including any limited partner), officer, director, member or manager of any of the foregoing.

“Anti-Corruption Laws” means all applicable Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act, and all other domestic or foreign Laws passed by a domestic or foreign Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Gaming Laws” means the Gaming Laws of the jurisdictions set forth on Schedule C-2.

“Asset” shall have the meaning set forth in the Separation Agreement.

“Assume”, “Assumed” and “Assumption” shall have the meanings set forth in the Separation Agreement.

“Benefit Arrangement” shall have the meaning set forth in the Employee Matters Agreement.

“Business Day” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 2

“Buyer Confidentiality Agreements” means, collectively, (a) that certain letter agreement dated June 26, 2023, between Remainco and Apollo Management X, L.P., as amended by that certain letter agreement, dated July 26, 2024, between Remainco and Apollo Management X, L.P., (b) that certain Clean Team Agreement, dated September 11, 2023, between Remainco and Apollo Management X, L.P., (c) that certain letter agreement dated April 10, 2024 between Merger Partner and Apollo Management X, L.P., as amended by that certain letter agreement, dated July 26, 2024, between Merger Partner and Apollo Management X, L.P. and (d) that certain Clean Team Agreement, dated May 22, 2024, between Merger Partner and Apollo Management X, L.P.

“Buyer Disclosure Letter” means the Buyer Disclosure Letter that has been prepared by Buyer and that has been delivered by Buyer to Remainco and Merger Partner concurrently with the execution of this Agreement.

“Buyer Group” shall have the meaning set forth in the Separation Agreement.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate, has or would reasonably be expected to prevent or materially interfere with, materially impair or materially delay the Closing or the ability of Buyer or any Buyer Party to consummate the Equity Sale, the Merger or the Closing.

“Buyer Party” means each of Buyer and Buyer Sub.

“Buyer Regulatory Affiliates” means, collectively, (a) the Buyer Licensing Group and (b) the Ultimate Parent Entity of Buyer for purposes of the HSR Act or, for purposes of the obligations to make Antitrust Filings or FDI Filings, any other Affiliate of such Ultimate Parent Entity or the Guarantors that is required to make any such filing (but solely in the case of this clause (b) for purposes of making any such filing and providing information in connection therewith and not for purposes of any other representation, warranty covenant or agreement in this Agreement).

“Buyer Related Parties” means, collectively, Buyer, Buyer Sub, the Buyer Regulatory Affiliates, the Buyer Required Gaming Licensees, any Guarantor, any of their respective Affiliates, any of their and their Affiliates’ respective direct or indirect current, former or future equityholders, partners, members, officers, directors, managers, employees and other Representatives, and their respective assignees.

“Buyer Required Gaming Licensees” means (a) AP X Voyager VoteCo, LLC, a Delaware limited liability company (“VoteCo”), and any Entity controlled, directly or indirectly, by VoteCo that, directly or indirectly, owns or as of the Closing will own, any Equity Interests of Buyer (the “Buyer Licensing Group”), (b) the Persons set forth on Schedule 1 of the Buyer Disclosure Letter, (c) the directors, officers, employees and managers (in their capacities as such) of any member of the Buyer Group (as constituted prior to the Closing) or the Buyer Licensing Group, or (d) any natural person selected by Buyer, in its sole discretion, to (i) replace any of the foregoing (in which case the natural person being replaced shall thereafter no longer be deemed a Buyer Required Gaming Licensee) or (ii) serve as a director, manager, officer or employee of the Buyer Group, the Spinco Group or the Merger Partner Group following the Closing (but, with respect to this clause (d), solely to the extent any such individuals have actually been identified to Remainco and Merger Partner by Buyer as such), in each case of clauses (a), (b), (c) or (d), solely to the extent such Persons are be required to be licensed by or obtain any qualification, approval or suitability determinations by or from any Gaming Authority in connection with the Contemplated Transactions.

Exhibit A - 3

“Change in Law” means the adoption, promulgation, modification, interpretation, reinterpretation or change in the enforcement of any Law or Governmental Order that occurs subsequent to the date hereof.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state or local Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Combined Company” means, collectively, as of immediately following the consummation of the Contemplated Transactions, Buyer, the Surviving Corporation and its Subsidiaries and Spinco and its Subsidiaries.

“Combined Company Business” means, collectively, the Merger Partner Business and the Spinco Business.

“Combined Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition, results of operations or cash flows of the Combined Company Business, taken as a whole; provided that in no event shall any Effects to the extent directly or indirectly resulting from or arising out of any of the following be deemed to constitute, or be taken into account in determining whether there has occurred, a Combined Company Material Adverse Effect: (a) general economic, financial, credit, regulatory or political conditions or any conditions generally affecting any of the foregoing or affecting any segment of the industries or any regions in which the Combined Company Business operates; (b) any changes in the United States or global economy or the economy of any other jurisdiction or region or any changes in any capital, credit or financial markets in the United States or any other jurisdiction or region (including interest rate and exchange rate changes, inflationary matters or tariffs or trade wars); (c) any Change in Law applicable to the Combined Company Business, in each case of clauses (a) through (c), not having a materially disproportionate effect on the Combined Company Business, relative to other participants in the industry in which the Combined Company Business operates; (d) change in GAAP or the accounting principles, practices or policies of any member of the Combined Company or the enforcement or interpretation thereof; (e) the execution, announcement or pendency of any of the Transaction Documents, the consummation of any of the Contemplated Transactions or the performance of the obligations of the Combined Company under, any of the Transaction Documents (including compliance with the terms of any of the Transaction Documents), including any adverse changes in the Combined Company Business’s relationship with its employees, customers, partners, Governmental Authorities, suppliers or vendors; (f) actions taken or omitted with Buyer’s consent or at Buyer’s request; (g) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunami, or other natural disasters; (h)(i) any hostilities, acts of war (whether or not declared), sabotage, terrorism or military actions or civil unrest, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions or civil unrest or any disease, outbreak, pandemic, epidemic or the worsening thereof or (ii) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving or affecting any Governmental Authority, in each case of subclauses (i) and (ii), not having a materially disproportionate effect on the Combined Company Business, relative to other participants in the industry in which the Combined Company Business operates; (i) any failure by the Combined Company or the Combined Company Business to meet any internal or published projections, forecasts of revenues, earnings, or other measures of financial or operating performance for any period; provided that the underlying causes of any such failure shall not be deemed excluded from consideration in determining whether a Combined Company Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (i) and to the extent not otherwise excluded by this definition; (j) COVID-19 to the extent not having a materially disproportionate effect on the Combined Company Business, relative to other participants in the industry in which the Combined Company Business operates; (k) changes in the trading price or trading volume of Remainco Ordinary Shares or Merger Partner Common Stock; provided that the underlying causes of any such changes shall not be deemed excluded from consideration in determining whether a Combined Company Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (k) and to the extent not otherwise excluded by this definition; or (l) any stockholder or derivative litigation (or equivalent) arising from or relating to this Agreement or the Contemplated Transactions.

Exhibit A - 4

“Companies Act” means the United Kingdom Companies Act of 2006.

“Compliant” means, with respect to the Required Spinco Financial Information and the Required Merger Partner Financial Information, as applicable, that (a) such Required Spinco Financial Information and such Required Merger Partner Financial Information, as applicable, does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary to make such Required Spinco Financial Information and Required Merger Partner Financial Information, respectively, in the light of the circumstances under which the Required Spinco Financial Information and the Required Merger Partner Financial Information were provided, not misleading; (b) such Required Spinco Financial Information and such Required Merger Partner Financial Information, as applicable, is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 for a non-reporting company, subject to customary exceptions for an offering of debt securities pursuant to Rule 144A (including the exceptions in the definitions of “Required Merger Partner Financial Information” and “Required Spinco Financial Information”); (c) the independent auditors for the Spinco Business or the Spinco Group (as applicable) and the independent auditors for Merger Partner, as applicable, have not withdrawn any audit opinion with respect to any financial statements contained in the Required Spinco Financial Information and the Required Merger Partner Financial Information, respectively; (d) with respect to any interim financial statements, such interim financial statements have been reviewed by the independent auditors for the Spinco Business or the Spinco Group (as applicable) and the independent auditors of Merger Partner, as applicable, as provided in the procedures specified by the PCAOB in AU 722 or any similar provision; and (e) the financial statements and other financial information included in such Required Spinco Financial Information and such Required Merger Partner Financial Information are, and remain throughout the Marketing Period, of a date sufficient to permit (i) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period and (ii) the Debt Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort or similar agreed upon procedures letters from the independent auditors for the Spinco Business or the Spinco Group (as applicable) and the independent auditors for Merger Partner on the applicable financial statements and financial information contained in or incorporated by referenced into any offering memoranda or similar disclosure document, including as to customary negative assurances and change period, to consummate any applicable offering of debt securities, subject to completion by such auditors of customary procedures relating thereto.

Exhibit A - 5

“Confidentiality Agreements” means, collectively, (a) that certain letter agreement, dated December 20, 2023, between Remainco and Merger Partner, (b) that certain Clean Team Agreement, dated September 13, 2023, between Remainco and Merger Partner, as amended by that certain Clean Team Agreement, dated December 28, 2023, between Remainco and Merger Partner, (c) that certain Clean Team Agreement, dated December 28, 2023, between Remainco and Merger Partner and (d) the Buyer Confidentiality Agreements.

“Consent” shall have the meaning set forth in the Separation Agreement.

“Contemplated Transactions” means the Separation, the Equity Sale, the Merger, the Financing and the other transactions contemplated by the Transaction Documents; provided that (a) for purposes of all of the Transaction Documents other than this Agreement, the Contemplated Transactions shall not include the Financing, and (b) for purposes of Articles II and ARTICLE III, the Contemplated Transactions shall not include the Financing.

“Contract” shall have the meaning set forth in the Separation Agreement.

“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled,” “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease, or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Credit Support Instrument” shall have the meaning set forth in the Separation Agreement.

“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of, at the direction of, or while providing services to, a third person.

“Debt Financing Sources” means the financial institutions identified in the Debt Commitment Letter, together with each other Person that commits to provide or otherwise provides the Debt Financing, whether by joinder to the Debt Commitment Letters or otherwise. Notwithstanding anything to the contrary contained in this Agreement, Buyer, the Guarantors and their respective Affiliates shall not be considered Debt Financing Sources.

Exhibit A - 6

“Delta” means De Agostini S.P.A., a società per azioni organized under the laws of Italy.

“Delta Support Agreement” means that certain Voting and Support Agreement, dated as of February 28, 2024, by and among Merger Partner, Remainco, Spinco and Delta.

“DGCL” means the Delaware General Corporation Law.

“DOL” means the U.S. Department of Labor.

“Effect” means any effect, change, event, development, occurrence or circumstance.

“Employee Matters Agreement” shall have the meaning set forth in the Separation Agreement.

“Encumbrance” shall have the meaning set forth in the Separation Agreement.

“Entity” shall have the meaning set forth in the Separation Agreement.

“Environmental Laws” means all applicable Law relating to pollution or protection of the environment, including any such Law relating to the generation, use, handling, transportation, treatment, storage, disposal, remediation, or Release of, or exposure to Hazardous Materials.

“Environmental Permit” means any Permit required pursuant to Environmental Laws.

“Equity Interests” shall have the meaning set forth in the Separation Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means with respect to any Person, any other Person or trade or business (whether or not incorporated) under common control with such first Person within the meaning of Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities and Exchange Act of 1934.

“Excluded Matter” means any Excluded Transaction, any Excluded Transaction Inquiry or any Excluded Transaction Proposal.

Exhibit A - 7

“Excluded Transaction” means any transaction or series of transactions (other than the Contemplated Transactions) involving, directly or indirectly, (a) any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, amalgamation, scheme of arrangement, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction, (i) in which any member of the Remainco Group would acquire or become owners of Equity Interests of any Entity in exchange for cash, Equity Interests of any member of the Remainco Group (other than any member of the Spinco Group), any Remainco Retained Assets or a combination thereof; (ii) to which any member of the Remainco Group (other than any member of the Spinco Group) is a party or a constituent Entity and which would result in a Third Party, or the equityholders of that Third Party, acquiring or owning Equity Interests of any member of the Remainco Group (other than any member of the Spinco Group), the new parent of the Remainco Group or the Entity resulting from such transaction; or (iii) in which Remainco issues Equity Interests or other securities; (b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition (i) by any member of the Remainco Group of the Remainco Retained Business, any Remainco Retained Assets or Equity Interests of any member of the Remainco Group (other than a member of the Spinco Group) or (ii) by any Entity to any member of the Remainco Group (other than any member of the Spinco Group) of any business or assets of such Entity or its Subsidiaries; (c) any issuance, sale or other disposition, directly or indirectly, to any Person or Persons of Equity Interests of Remainco; or (d) any members of the Remainco Group that would otherwise constitute an Acquisition Transaction (without regard to the percentages in the definition of Acquisition Transaction); provided that the definitive agreement for such transaction includes an acknowledgement and agreement from all parties thereto that it will not be a breach of such definitive agreement for the Contemplated Transactions to be consummated if the conditions to Closing in Article VII, Article VIII and Article IX are satisfied or waived in accordance with the terms of this Agreement prior to the Outside Date; provided that (A) if such transaction described in any of clause (a) through (d) would result in a new parent Entity owning all of the Remainco Ordinary Shares or Remainco combining directly with another Entity such that there is a new resulting Entity, such new parent Entity or resulting Entity will, upon consummation of such transaction, expressly assume all of the obligations of Remainco under this Agreement and all of the other Transaction Documents, and (B) such transaction described in any of clause (a) through (d) (1) is not conditioned on the termination, waiver, modification or amendment of any of the Transaction Documents or any of their respective terms, and (2) would not reasonably be expected to prevent, materially delay, materially interfere with or materially impair the Closing.

“Excluded Transaction Inquiry” means an inquiry, indication of interest or request for information that would reasonably be expected to lead to an Excluded Transaction Proposal.

“Excluded Transaction Proposal” means any offer or proposal contemplating or otherwise relating to any Excluded Transaction.

“Existing Commitment Documents” means, collectively, (a) that certain Amended and Restated Commitment Letter, dated as of March 29, 2024, by and among Merger Partner, Spinco and the Commitment Parties (as defined therein), (b) that certain Amended and Restated Fee Letter, dated as of March 29, 2024, by and among Merger Partner, Spinco and the Commitment Parties, (c) that certain Amended and Restated Fee Credit Letter, dated as of March 29, 2024, by and among Merger Partner, Spinco and the Commitment Parties, (d) that certain Amended and Restated Engagement Letter, dated as of March 29, 2024, by and among Merger Partner, Spinco and the commitment parties party thereto, and (e) any other fee letters and/or side letters by and among Merger Partner, Spinco and the applicable Commitment Parties entered into in connection with the Amended and Restated Commitment Letter specified in clause (a) above.

“FCRA” means the federal Fair Credit Reporting Act, 15 U.S.C §§ 1681-1681x, Regulation V of the Consumer Financial Protection Bureau, 12 C.F.R. part 1022, and any Law applicable to a consumer reporting agency.

Exhibit A - 8

“FDI Laws” means all applicable Laws designed or intended to prohibit, restrict or regulate foreign investment.

“Financial Services Laws” means, with respect to the Merger Partner Business and the members of the Merger Partner Group, all applicable Laws dealing with, among other things, anti-money laundering and sanctions, Money Services Laws, automated teller machine operations, credit reporting, debt collection, consumer financial services and related privacy regulations, funds dispensed operations, network and card association regulations and similar international financial services regulations, including all Laws described in Item 1 of Merger Partner’s Report on Form 10-K for the year ended December 31, 2023 under the subheading “Financial Services Regulation”

“Fraud” means, with respect to a Party, common law fraud of a representation or warranty in the Merger Agreement or any of the other Transaction Documents executed as of the date hereof and any certificate delivered pursuant to Section 7.6, Section 8.6 or Section 9.6 of the Merger Agreement involving an actual and intentional misrepresentation made by such Party with actual knowledge of its falsity and made for the purpose of inducing the other Parties to act, and upon which the other Parties justifiably relies with resulting Losses. Fraud shall not include any claim for equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, fraud by reckless or negligent misrepresentation or any tort based on negligence or recklessness.

“GAAP” means the accounting principles and practices generally accepted in the United States in effect at the date of determination or the date of the financial statement to which it refers, as the case may be, consistent with historical practices as applied in the preparation of the financial statements of Merger Partner, in the case of Merger Partner, or, with respect to the Spinco Business Financial Statements, consistent with historical practices as applied in the preparation of the financial statements of Remainco, in the case of Spinco.

“Gaming Approvals” means the licenses, findings of suitability, approvals, consents, registrations, declarations, notices or filings required to be made or obtained under any Gaming Laws.

“Gaming Authority” means any Governmental Authority with regulatory control and authority or jurisdiction over the manufacture, sale, lease, distribution or operation of gaming, gambling or betting devices or equipment, the design, ownership, operation or distribution of internet, online, interactive or mobile gaming, gambling or betting services or products, the ownership or operation of any casino or any other gaming, gambling or betting activities and operations.

“Gaming Laws” means all applicable Laws governing or relating to the manufacture, sale, distribution or operation of gaming, gambling or betting equipment, the design, operation or distribution of internet gaming, gambling or betting services or products, the ownership or operation of any casino, or online gaming, gambling or betting products and services or other gaming, gambling or betting activities and operations of such Person and its Subsidiaries, including, the rules and regulations established by any Gaming Authority.

“Gaming Licensees” means, collectively, the Merger Partner Required Gaming Licensees, the Spinco Business Required Gaming Licensees and the Buyer Required Gaming Licensees.

Exhibit A - 9

“Ghostbusters Sublicensing Agreement” shall have the meaning set forth in the Separation Agreement.

“Governmental Approvals” means any consent, approval, clearance, license, permit, order, qualification, authorization of, or registration, waiver or other action by any Governmental Authority, including (a) the expiration or termination of any waiting periods under the HSR Act, other Antitrust Laws or FDI Laws, (b) the Gaming Approvals and (c) the Financial Services Approvals.

“Governmental Authority” shall have the meaning set forth in the Separation Agreement.

“Governmental Order” shall have the meaning set forth in the Separation Agreement.

“Group” shall have the meaning set forth in the Separation Agreement.

“Group Relief” shall have the meaning set forth in the Tax Matters Agreement.

“Guarantors” means Apollo Investment Fund X, L.P., Apollo Overseas Partners (Delaware 892) X, L.P., Apollo Overseas Partners (Delaware) X, L.P., Apollo Overseas Partners (Lux) X, SCSp and Apollo Overseas Partners X, L.P.

“Hazardous Materials” means any chemical, material, substance or waste that is defined or classified as hazardous or toxic, or as a “pollutant” or “contaminant” under any Environmental Law, including petroleum or petroleum products, asbestos and asbestos containing materials, polychlorinated biphenyls, and per- and polyfluoroalkyl substances, and any other chemical, material, substance, or waste that is regulated pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall have the meaning set forth in the Separation Agreement; provided that, for purposes of this Agreement, “Indebtedness” shall not include (a) trade payables, (b) obligations with respect to the unpaid portion of any royalty payments arising out of the Sony License Agreement (as defined in the Separation Agreement), (c) obligations relating to any jackpot Liabilities or Contract or any obligations relating to Credit Support Instruments, or (d) obligations related to any lease that is or is required to be accounted for as an operating lease.

“Information” means information in written, oral, electronic or other tangible or intangible form, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, but in any case excluding back-up tapes.

Exhibit A - 10

“Inside Date” means the date following the date on which all of the Applicable Gaming Approvals have been received that is the earlier of (a) three (3) Business Days following the date on which all of the Gaming Approvals listed on Schedule C-2 have been received and (b) the later of (i) May 26, 2025 and (ii) the earlier of (A) two (2) months following the date on which all of the Applicable Gaming Approvals have been received and (B) October 20, 2025. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Inside Date be later than October 20, 2025.

“Inside Date Marketing Period Start Date” means the earlier of (i) the occurrence of the Inside Date and (ii) the date that is 13 Business Days prior to the latest date upon which the Inside Date may occur in accordance with the definition thereof.

“Insurance Policies” shall have the meaning set forth in the Separation Agreement.

“Intellectual Property” shall have the meaning set forth in the Separation Agreement.

“Intellectual Property License Agreement” shall have the meaning set forth in the Separation Agreement.

“Intentional Breach” means any material breach by a Party hereto of a representation, warranty, agreement or covenant contained in any of the Transaction Documents which the breaching party knew or should have known such action or omission would constitute a breach or violation of such representation, warranty, agreement or covenant.

“International Trade Laws” means (a) all applicable Laws imposing financial and trade sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury, the European Union and its Member States, Canada, or Mexico and (b) all applicable Laws and regulations relating to anti-boycott and the import, export, re-export, or transfer of goods, software, or technology of the United States, the United Kingdom, the European Union and its Member States, Canada, and Mexico, including the U.S. Department of Commerce’s Bureau of Industry and Security and the UK Department for International Trade’s Export Control Joint Unit.

“IP License and Technology Agreements” means the Ghostbusters Sublicensing Agreement, the Intellectual Property License Agreement, the Jumanji Sublicensing Agreement, the Software License and Support Agreement in favor of the Remainco Group, the Software License and Support Agreement in favor of the Spinco Group, the Vanna White Sublicensing Agreement, the Wheel of Fortune Sublicensing Agreement and the Whitney Houston Sublicensing Agreement.

“IRS” shall have the meaning set forth in the Tax Matters Agreement.

“Jumanji Sublicensing Agreement” shall have the meaning set forth in the Separation Agreement.

“Knowledge of Remainco” or a similar phrase means the actual knowledge after reasonable inquiry of the Persons set forth on Schedule A.

“Knowledge of Merger Partner” or a similar phrase means the actual knowledge after reasonable inquiry of the Persons set forth on Schedule B.

Exhibit A - 11

“Law” shall have the meaning set forth in the Separation Agreement.

“Liabilities” shall have the meaning set forth in the Separation Agreement.

“Lookback Date” means January 1, 2022.

“Losses” means any and all losses, costs, charges, settlement payments, awards, judgements, fines, penalties, damages, expenses (including reasonable attorneys’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), liabilities, claims or deficiencies of any kind.

“Made Available” or “Make Available” means that (a) with respect to any information, document or other material to which Remainco has given Merger Partner, Buyer or their respective Representatives access, either (i)(A) such information, document or material was made available by Remainco for review by Merger Partner, Buyer or their respective Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the virtual data room maintained by Remainco on the data site hosted by SmartRoom in connection with the Contemplated Transactions (it being understood that a document that was only made available for review in the virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if Remainco shall have promptly notified Merger Partner, Buyer or their respective outside legal counsel that such document was uploaded to the virtual data room) or (B) Merger Partner, Buyer or their respective Representatives had access to such information, document or material by such time or (ii) that such information was filed by Remainco with the SEC prior to the date hereof and was, as of the date hereof and at least twenty-four (24) hours prior to the execution of this Agreement, publicly available on the SEC’s EDGAR database; (b) with respect to any information, document or other material to which Merger Partner has given Remainco, Buyer or their respective Representatives access, either (i) (A) such information, document or material was made available by Merger Partner for review by Remainco, Buyer or their respective Representatives at least twenty-four (24) hours prior to the execution of this Agreement in the virtual data room maintained by Merger Partner on the data site hosted by Datasite in connection with the Contemplated Transactions (it being understood that a document that was only made available for review in the virtual data room in the twenty-four (24) hours prior to the execution of this Agreement shall only be deemed to have been made available if Merger Partner shall have promptly notified Remainco, Buyer or their respective outside legal counsel that such document was uploaded to the virtual data room) or (B) Remainco, Buyer or their respective Representatives had access to such information, document or material by such time or (ii) that such information was filed by Merger Partner, with the SEC prior to the date hereof and was, as of the date hereof at least twenty-four (24) hours prior to the execution of this Agreement, publicly available on the SEC’s EDGAR database; and (c) with respect to any information, document or other material to which Buyer has given Remainco, Merger Partner or their respective Representatives access, either (i)(A) such information, document or material was made available by Buyer for review by Remainco, Merger Partner or their respective Representatives at least twenty-four (24) hours prior to the execution of this Agreement and (B) Remainco, Merger Partner or their respective Representatives had access to such information, document or material by such time.

Exhibit A - 12

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the Software industry) or any other code designed to disrupt, disable, harm or interfere with, in any material manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (b) damaging or destroying any data or file without the user’s consent.

Exhibit A - 13

“Marketing Period” means the first period of thirteen (13) consecutive Business Days commencing after (a) the date that is the later of (I) the date on which all conditions to the Closing shall have been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time) and (II) if the Inside Date has not occurred on or prior to such date in clause (I), the Inside Date Marketing Period Start Date, in each case, and nothing has occurred and no condition exists that would cause any of the conditions to the Closing to fail to be satisfied (other than those conditions that by their nature can only be satisfied at the Closing, each of which is, as of such date, capable of being satisfied if the Closing were to occur at such time), assuming that such conditions were applicable at any time during such thirteen (13) consecutive Business Day period; (b) Required Merger Partner Financial Information that is Compliant has been delivered to Buyer and the Debt Financing Sources (it being understood that if Merger Partner shall in good faith reasonably believe that it has provided the Required Merger Partner Financial Information and the Required Merger Partner Financial Information is Compliant, it may deliver to Buyer and the Debt Financing Sources a written notice to that effect (stating when it believes the Required Merger Partner Financial Information was delivered), in which case Merger Partner shall be deemed to have delivered the Required Merger Partner Financial Information to Buyer and the Debt Financing Sources on the date of delivery of such notice unless Buyer or the Debt Financing Sources in good faith reasonably believe that Merger Partner has not completed delivery of the Required Merger Partner Financial Information or the Required Merger Partner Financial Information is not Compliant and, within three (3) Business Days after its receipt of such notice from Merger Partner, Buyer or the Debt Financing Sources deliver a written notice to Merger Partner to that effect (stating with specificity which Required Merger Partner Financial Information Buyer or the Debt Financing Sources reasonably believe Merger Partner has not delivered or the reason for which Buyer or the Debt Financing Sources reasonably believe the Required Merger Partner Financial Information is not Compliant); provided that it is understood that delivery of such written notice from Buyer and the Debt Financing Sources to Merger Partner will not prejudice Merger Partner’s right to assert that the Required Merger Partner Financial Information has in fact been delivered and is Compliant); and (c) the Required Spinco Financial Information that is Compliant has been delivered to Buyer and the Debt Financing Sources (it being understood that if Remainco shall in good faith reasonably believe that it has provided the Required Spinco Financial Information and the Required Spinco Financial Information is Compliant, it may deliver to Buyer and the Debt Financing Sources a written notice to that effect (stating when it believes the Required Spinco Financial Information was delivered), in which case Remainco shall be deemed to have delivered the Required Spinco Financial Information to Buyer and the Debt Financing Sources on the date of delivery of such notice unless Buyer or the Debt Financing Sources in good faith reasonably believe that Remainco has not completed delivery of the Required Spinco Financial Information or the Required Spinco Financial Information is not Compliant and, within three (3) Business Days after its receipt of such notice from Remainco, Buyer or the Debt Financing Sources deliver a written notice to Remainco to that effect (stating with specificity which Required Spinco Financial Information Buyer or the Debt Financing Sources reasonably believe Remainco has not delivered or the reason for which Buyer or the Debt Financing Sources reasonably believe the Required Spinco Financial Information is not Compliant); provided that it is understood that delivery of such written notice from Buyer and the Debt Financing Sources to Remainco will not prejudice Remainco’s right to assert that the Required Spinco Financial Information has in fact been delivered and is Compliant); provided that, in all cases, (i) November 27, 2024 and November 29, 2024 shall not be included in the calculation of such thirteen (13) consecutive Business Day period (and the Marketing Period need not be consecutive to the extent it would have otherwise included any of those days), (ii) if such thirteen (13) consecutive Business Day period has not ended on or prior to August 16, 2024, such period shall be deemed not to have commenced earlier than September 3, 2024, (iii) if such thirteen (13) consecutive Business Day period has not ended on or prior to December 20, 2024, such period shall be deemed not to have commenced earlier than January 2, 2025, (iv) if such thirteen (13) consecutive Business Day period has not ended on or prior to June 27, 2025, such period shall be deemed not to have commenced earlier than July 7, 2025 and (v) if such thirteen (13) consecutive Business Day period has not ended on or prior to August 15, 2025, such period shall be deemed not to have commenced earlier than September 2, 2025. Notwithstanding the foregoing, (A) the Marketing Period shall end on any earlier date prior to the expiration of the thirteen (13) consecutive Business Day period described above (including prior to the consummation of the thirteen (13) consecutive Business Day period described above) if the Debt Financing is closed or the proceeds of the Debt Financing (including of any securities offering which replaces in its entirety the Senior Secured Bridge Facility (as defined in the Debt Commitment Letter)) are obtained (including if funded into escrow on such earlier date) and/or in the case of the Senior Facilities (as defined in the Debt Commitment Letter), if such facilities are fully allocated (and, in respect of the Term Facility (as defined in the Debt Commitment Letter), such allocation is in connection with a general syndication) and (B) without derogation of the foregoing clause (A), the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such thirteen (13) consecutive Business Day period, (1) any members of the Remainco Group or any members of the Merger Partner Group (as the case may be) shall have announced any intention to restate any financial statements or financial information included in the Required Spinco Financial Information, or the Required Merger Partner Financial Information, or shall have announced that any such restatement is under consideration or is a possibility by such Party, respectively, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Spinco Financial Information and Required Merger Partner Financial Information has been amended or any member of the Remainco Group or any member of the Merger Partner Group (as the case may be) has announced that it has concluded that no restatement shall be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new thirteen (13) consecutive Business Day period, (2) Remainco’s or Merger Partner’s independent accountants shall have withdrawn their audit opinion with respect to any financial statements contained in or that includes the Required Spinco Financial Information or the Required Merger Partner Financial Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another nationally-recognized independent public accounting firm reasonably acceptable to Buyer, or (3) the Required Spinco Financial Information or the Required Merger Partner Financial Information is not Compliant on the first day, throughout or on the last day of such thirteen (13) consecutive Business Day period, in which case a new thirteen (13) consecutive Business Day period shall commence upon the Debt Financing Sources receiving updated Required Spinco Financial Information and updated Required Merger Partner Financial Information (as the case may be) that is Compliant (it being understood that if at any time during the Marketing Period the Required Spinco Financial Information and the Required Merger Partner Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

Exhibit A - 14

“Merger Partner Benefit Arrangement” shall have the meaning set forth in the Employee Matters Agreement.

“Merger Partner Business” means the business of the Merger Partner Group, taken as a whole.

“Merger Partner Common Stock” means the common stock, $0.001 par value per share, of Merger Partner.

“Merger Partner Credit Agreement” means that certain Credit Agreement, dated as of August 3, 2021, among Merger Partner, the lenders party thereto from time to time and Jefferies Finance LLC, as administrative agent and collateral agent, as amended.

“Merger Partner Data” means all confidential data, information and data compilations contained in the Merger Partner IT Systems or any databases of any member of the Merger Partner Group, including Personal Data, that are used by, or necessary to any member of the Merger Partner Group.

“Merger Partner Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of, at the direction of, or while providing services to, the members of the Merger Partner Group.

“Merger Partner Disclosure Letter” means the Merger Partner Disclosure Letter that has been prepared by Merger Partner in accordance with the requirements of Section 11.6 and that has been delivered by Merger Partner to Remainco concurrently with the execution of this Agreement.

“Merger Partner Employee” means any current or former director, officer or employee of any member of the Merger Partner Group.

“Merger Partner Equity Award” means each outstanding stock option, restricted stock unit, performance stock unit, or other equity or equity-based award awarded and outstanding under the Merger Partner Equity Plan or otherwise relating to equity interests of Merger Partner, including Merger Partner Options, Merger Partner RSUs and Merger Partner PSUs.

“Merger Partner Equity Plan” means the GCA Holdings, Inc. 2005 Stock Incentive Plan, the Everi Holdings Inc. 2012 Equity Incentive Plan, and the Everi Holdings Inc. Amended and Restated 2014 Equity Incentive Plan.

Exhibit A - 15

“Merger Partner Existing Indebtedness” means the Indebtedness evidenced by (a) the Merger Partner Credit Agreement and (b) the Merger Partner Senior Notes.

“Merger Partner Group” shall have the meaning set forth in the Separation Agreement.

“Merger Partner Information Security Program” means a written information security program that complies with applicable Privacy Laws, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes (a) policies and procedures regarding Personal Data and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality and integrity of any Personal Data owned, controlled, maintained, held or Processed by the members of the Merger Partner Group or any third party operating on behalf of or at the direction of the members of the Merger Partner Group; (c) disaster recovery, business continuity, incident response and security plans, procedures and facilities; and (d) protections against Security Incidents, Malicious Code and against loss, misuse or unauthorized access to and Processing of Merger Partner Data, Merger Partner IT Systems and the systems of any Merger Partner Data Processor.

“Merger Partner IP” means all Intellectual Property with respect to which any member of the Merger Partner Group has (or purports to have) an ownership interest.

“Merger Partner IT Systems” means the hardware, Software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and internet-related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or Processed in the conduct of, the Merger Partner Business.

“Merger Partner Labor Agreement” means any agreement with any Employee Representative Body to which Merger Partner or a member of the Merger Partner Group is a party or bound that pertains to any Merger Partner Employees.

Exhibit A - 16

“Merger Partner Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition, results of operations or cash flows of the Merger Partner Business, taken as a whole; provided that in no event shall any Effects to the extent directly or indirectly resulting from or arising out of any of the following be deemed to constitute, or be taken into account in determining whether there has occurred, a Merger Partner Material Adverse Effect: (a) general economic, financial, credit, regulatory or political conditions or any conditions generally affecting any of the foregoing or affecting any segment of the industries or any regions in which the Merger Partner Business operates; (b) any changes in the United States or global economy or the economy of any other jurisdiction or region or any changes in any capital, credit or financial markets in the United States or any other jurisdiction or region (including interest rate and exchange rate changes, inflationary matters or tariffs or trade wars); (c) any Change in Law applicable to the Merger Partner Business, in each case of clauses (a) through (c), not having a materially disproportionate effect on the Merger Partner Business, relative to other participants in the industry in which the Merger Partner Business operates; (d) change in GAAP or the accounting principles, practices or policies of any member of the Merger Partner Group or the enforcement or interpretation thereof; (e) the execution, announcement or pendency of any of the Transaction Documents, the consummation of any of the Contemplated Transactions or the performance of the obligations of the members of the Merger Partner Group obligations under, any of the Transaction Documents (including compliance with the terms of any of the Transaction Documents), including any adverse changes in the Merger Partner Business’s relationship with its employees, customers, partners, Governmental Authorities, suppliers or vendors; provided that this clause (e) shall not apply with respect to (i) the representations and warranties (in whole or in relevant part) made by Merger Partner in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of any of the Transaction Documents or the consummation of any of the Contemplated Transactions or (ii) the obligations of the members of the Merger Partner Group to act in the ordinary course of business pursuant to Section 5.3(a); (f) actions taken or omitted with Buyer’s consent or at Buyer’s request; (g) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunami, or other natural disasters; (h)(i) any hostilities, acts of war (whether or not declared), sabotage, terrorism or military actions or civil unrest, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions or civil unrest or any disease, outbreak, pandemic, epidemic or the worsening thereof or (ii) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving or affecting any Governmental Authority, in each case of subclauses (i) and (ii), not having a materially disproportionate effect on the Merger Partner Business, relative to other participants in the industry in which the Merger Partner Business operates; (i) any failure by any member of the Merger Partner Group or the Merger Partner Business to meet any internal or published projections, forecasts of revenues, earnings, or other measures of financial or operating performance for any period; provided that the underlying causes of any such failure shall not be deemed excluded from consideration in determining whether a Merger Partner Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (i) and to the extent not otherwise excluded by this definition; (j) COVID-19 to the extent not having a materially disproportionate effect on the Merger Partner Business, relative to other participants in the industry in which the Merger Partner Business operates; (k) changes in the trading price or trading volume of Merger Partner Common Stock; provided that the underlying causes of any such changes shall not be deemed excluded from consideration in determining whether a Merger Partner Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (k) and to the extent not otherwise excluded by this definition; or (l) any stockholder or derivative litigation (or equivalent) arising from or relating to this Agreement or the Contemplated Transactions.

“Merger Partner Options” means each option to purchase shares of Merger Partner Common Stock from Merger Partner, whether granted by Merger Partner pursuant to a Merger Partner Equity Plan, assumed by Merger Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

“Merger Partner Owned Real Property” means the Owned Real Property of the members of the Merger Partner Group.

Exhibit A - 17

“Merger Partner Privacy Policies” means any (a) internal or external past or present data protection, data usage, data privacy and security policies of the members of the Merger Partner Group, (b) obligations, or commitments relating to privacy, security or the Processing of Personal Data and (c) policies and obligations applicable to the members of the Merger Partner Group as a result of any certification relating to privacy, security or the Processing of Personal Data.

“Merger Partner Product” means any product or service (a) both (i) designed or developed and (ii) sold or licensed; (b) under development and substantially completed; or (c) manufactured, sold, licensed, distributed, offered, provided, or made available, directly or indirectly, in each of the foregoing (a), (b) and (c), by or on behalf of the members of the Merger Partner Group as of the date hereof.

“Merger Partner Proxy Statement” means the proxy statement to be sent to Merger Partner’s stockholders in connection with the Merger Partner Stockholders’ Meeting.

“Merger Partner PSU” means each performance share unit representing the right to vest in and be issued shares of Merger Partner Common Stock, whether granted by Merger Partner pursuant to a Merger Partner Equity Plan, assumed by Merger Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and which vests based in whole or in part on the achievement of specified performance objectives.

“Merger Partner Real Property” means, collectively, the Merger Partner Leased Real Property and the Merger Partner Owned Real Property.

“Merger Partner Reference Balance Sheet” means the unaudited consolidated balance sheet of Merger Partner and its consolidated Subsidiaries as of the Merger Partner Reference Balance Sheet Date.

“Merger Partner Reference Balance Sheet Date” means March 31, 2024.

“Merger Partner Registered IP” means each item of Registered IP included in the Merger Partner IP.

“Merger Partner Related Parties” means, collectively, Merger Partner, the other members of the Merger Partner Group, any of their respective Affiliates, any of their and their Affiliates’ respective direct or indirect current, former or future equityholders, partners, members, officers, directors, managers, employees and other Representatives, and their respective assignees.

“Merger Partner Required Gaming Licensees” means the directors, officers, employees and managers (in their capacities as such) of Merger Partner and its Affiliates who will be required to be licensed by or obtain any qualification, approval or suitability determinations by or from any Gaming Authority in connection with the management and operation of the Merger Partner Business as operated substantially in the same manner as the Merger Partner Business is being conducted as of the date hereof, excluding for the avoidance of doubt, any individuals designated by Buyer as a replacement for any Merger Partner Required Gaming Licensees pursuant to Section 6.3(d).

Exhibit A - 18

“Merger Partner RSU” means each restricted stock unit representing the right to vest in and be issued shares of Merger Partner Common Stock, whether granted by Merger Partner pursuant to a Merger Partner Equity Plan, assumed by Merger Partner in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested (which excludes any Merger Partner PSUs).

“Merger Partner Senior Notes” means each series of 5.000% Senior Unsecured Notes due 2029 governed by the Indenture dated as of July 15, 2021 by and among Merger Partner and Deutsche Bank Trust Company Americas, as trustee, as amended or supplemented from time to time.

“Merger Partner Software” means all Software that is owned or purported to owned by any member of the Merger Partner Group.

“Merger Partner Superior Proposal” means a bona fide written offer by a Third Party that is not solicited in material breach of Section 5.5(a) to acquire, directly or indirectly, at least a majority of the outstanding shares of Merger Partner Common Stock or at least a majority of the assets of the members of the Merger Partner Group (whether through a tender offer, merger or otherwise), that is determined by the Merger Partner Board in its good faith judgment, after consultation with its financial advisor and outside legal counsel, and after considering such factors that the Merger Partner Board determines to be relevant, including the terms and conditions of the offer, likelihood of consummation and other relevant information, (a) to be more favorable, from a financial point of view, to Merger Partner’s stockholders than the Contemplated Transactions (considering any amendments to the Transaction Documents or the Financing proposed by Remainco) and (b) to be reasonably likely to be completed, considering such factors that the Merger Partner Board determines to be relevant. No Acquisition Proposal or other proposal made by Buyer or any of its Affiliates or any of the Guarantors or any of their Affiliates (including any “group” (as defined in the Exchange Act and the rules promulgated thereunder) of which any of them is a part) shall be considered to be a Merger Partner Superior Proposal.

A “Merger Partner Triggering Event” shall be deemed to have occurred if (a) the Merger Partner Board (or committee thereof) shall have effected a Merger Partner Change in Recommendation; (b) the Merger Partner Board (or committee thereof) shall have adopted, approved, endorsed, declared advisable or recommended to Merger Partner’s stockholders an Acquisition Proposal other than the Contemplated Transactions; (c) the Merger Partner Board shall have failed to publicly reaffirm the Merger Partner Board Recommendation within ten (10) Business Days following receipt of a written request by Remainco to provide such reaffirmation after an Acquisition Proposal (other than by the commencement of a tender offer or exchange offer) shall have been publicly disclosed or shall have become publicly known; provided that Remainco and Buyer may each only make such request once with respect to any Acquisition Proposal and once with respect to each material amendment to any Acquisition Proposal; (d) Merger Partner shall have failed to include in the Merger Partner Proxy Statement the Merger Partner Board Recommendation or included in the Merger Partner Proxy Statement any proposal to vote upon or consider any Acquisition Proposal other than the Contemplated Transactions; (e) any member of the Merger Partner Group shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Transaction (excluding any Permitted Confidentiality Agreements); (f) the Merger Partner Board shall have failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of Merger Partner within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) or (g) any member of the Merger Partner Group (or any of their directors or officers, in their capacity as such) shall have materially breached Section 5.5 or Section 6.2(c).

Exhibit A - 19

“Money Services Laws” means all applicable Laws relating to the business of receiving money or funds for transmission, sale of payment instruments (including money orders), issuance, sale or loading of prepaid or stored value, cashing of checks, sale, exchange, trading or custody of virtual currency or other digital assets or otherwise engaging in money services businesses and the rights of consumers who use such services of such businesses.

“Money Services Permits” means any Permit that is required under any Money Services Laws to entitle any member of the Merger Partner Group to own or lease, operate and use its assets, and to carry on and conduct applicable aspects of the Merger Partner Business as currently conducted.

“Non-Gaming Credit Support Obligations” shall mean obligations relating to Credit Support Instruments other than those required by any Gaming Authority or under any applicable Gaming Laws.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means software or other material that is distributed as “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache Software License, any of the Creative Commons suites of licenses, and any license approved by the Open Source Initiative and listed at opensource.org/licenses).

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other Entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto that is owned.

“Permit” means any governmental qualification, registration, filing, privilege, franchise, license, permit or approval from any Governmental Authority.

“Permitted Confidentiality Agreement” means any non-disclosure or confidentiality agreement entered into with respect to Merger Partner, by Merger Partner as required by Section 5.5.

Exhibit A - 20

“Permitted Encumbrances” means (a) equipment leases that are classified as capital leases (i) in the case of the members of the Spinco Group, in the Spinco Reference Balance Sheet or notes thereto, and (ii) in the case of the members of the Merger Partner Group, Encumbrances disclosed in the balance sheet of Merger Partner included in Merger Partner’s Quarterly Report on 10-Q for the quarter ended Merger Partner Balance Sheet Date; (b) purchase money security interests for inventory and supplies purchased for the Spinco Business or the Merger Partner Business; (c) interests of customers in any goods identified to a contract of sale; (d) Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings to the extent adequate reserves in respect thereof have been established and taken into account as a Liability (i) in the case of the members of the Spinco Group, in the Spinco Reference Balance Sheet or notes thereto, and (ii) in the case of the members of the Merger Partner Group, in Merger Partner’s Quarterly Report on 10-Q for the quarter ended Merger Partner Balance Sheet Date; (e) statutory Encumbrances of landlords and preliminary Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen and other similar preliminary Encumbrances imposed by Law for amounts not yet due; (f) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (g) defects of title or survey, easements, rights of way, covenants, restrictions and other similar Encumbrances against title to any Owned Real Property or to any Spinco Leased Real Property or any Merger Partner Leased Real Property not materially affecting the use or enjoyment of the applicable real property by any member of the Spinco Group or any member of the Merger Partner Group, as applicable, or otherwise materially interfering with the ordinary conduct of business; (h) zoning, building and other generally applicable Laws; (i) Encumbrances incurred in the ordinary course of business that do not individually or in the aggregate materially detract from the value or materially interfere with the present use of the relevant asset or materially and adversely affect the occupancy and use of the affected assets as they are presently occupied and used; (j) non-exclusive licenses to Intellectual Property executed in the ordinary course of business; (k) Encumbrances that affect the underlying fee interest of any leased real property; (l) security interests in any bank account in favor of the depositary bank, and security interests in any securities account in favor of the broker or other Entity that maintains such account arising in the ordinary course of business; and (m) solely with respect to the members of the Spinco Group, Encumbrances described in Section 2.6(b) of the Remainco Disclosure Letter, and solely with respect to the members of the Merger Partner Group, Encumbrances described in Section 3.6(b) of the Merger Partner Disclosure Letter.

“Person” means any natural person, Entity or Governmental Authority.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number; or (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information” or other similar terms as defined by applicable Privacy Laws.

“Post-Closing Remainco Group Members” means the Entities that immediately following the Equity Sale Closing Time are contemplated to be members of the Remainco Group.

Exhibit A - 21

“Privacy Laws” means all applicable Laws, or written and adopted privacy policies, industry requirements and Contracts relating to (a) the privacy, confidentiality, integrity, availability, collection, use, access, Processing, protection, cyber security, Security Incident notification, deletion or disclosure of Spinco Company Data, Spinco IT Systems, Merger Partner Data or Merger Partner IT Systems, as applicable, (b) cybersecurity (including secure software development) or (c) artificial intelligence, automated decision making or machine learning technologies.

“Pro Rata Portion” means (a) with respect to the apportionment of the Merger Partner Termination Fee as between Remainco and Buyer pursuant to Section 10.3(b) or the Merger Partner Enforcement Costs pursuant to Section 10.3(h)(i), (i) with respect to Remainco, fifty percent (50%), and (ii) with respect to Buyer, fifty percent (50%); provided that, if any member of the Remainco Group participates in, or otherwise has any agreement, arrangement or understanding to participate in, the Acquisition Transaction relating to the payment of such Merger Partner Termination Fee, then the Merger Partner Termination Fee shall be apportioned (x) with respect to Remainco, zero percent (0%), and (y) with respect to Buyer, one hundred percent (100%); and (b) with respect to the apportionment of the Buyer Regulatory Termination Fee and the Buyer Breach Termination Fee as between Remainco and Merger Partner pursuant to Section 10.3(e) or the Buyer Enforcement Costs pursuant to Section 10.3(h)(ii), (i) with respect to Remainco, sixty-five percent (65%), and (ii) with respect to Merger Partner, thirty-five percent (35%).

“Processing”, “Process” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, destruction, transfer, modification or any other processing (as defined by applicable Privacy Laws) of such Spinco Company Data, Spinco IT Systems, Merger Partner Data or Merger Partner IT Systems, as applicable.

“Purchase Price” shall have the meaning set forth in the Separation Agreement.

“Real Estate Matters Agreement” shall have the meaning set forth in the Separation Agreement.

“Registered IP” means all Intellectual Property that are registered, filed or issued with, by or under the authority of any Governmental Authority, including all patents, registered copyrights, registered mask works, internet domain names and registered trademarks and all applications for any of the foregoing.

“Regulatory Affiliate” means, (a) with respect to Merger Partner, any Affiliate of any member of the Merger Partner Group, (b) with respect to Remainco, any Affiliate of any member of the Remainco Group and (c) with respect to Buyer, any Buyer Regulatory Affiliate.

“Regulatory Lookback Date” means January 1, 2021.

“Related Party” means a Buyer Related Party, a Merger Partner Related Party or a Remainco Related Party, as applicable.

Exhibit A - 22

“Release” means any release, spill, emission, leaking, injection, deposit, discharge, disposal, dispersal, pumping, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Materials through or in the air, soil, surface water, or groundwater, or into or out of any property.

“Remainco Benefit Arrangement” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Books and Records” shall have the meaning set forth in the Separation Agreement.

“Remainco Disclosure Letter” means the Remainco Disclosure Letter that has been prepared by Remainco in accordance with the requirements of Section 11.6 and that has been delivered by Remainco to Merger Partner concurrently with the execution of this Agreement.

“Remainco Equity Award” means each outstanding stock option, restricted stock unit, performance stock unit, or other equity or equity-based award awarded and outstanding under the Remainco Equity Plan or otherwise relating to equity interests of Remainco.

“Remainco Equity Plan” shall have the meaning set forth in the Employee Matters Agreement.

“Remainco Group” shall have the meaning set forth in the Separation Agreement.

“Remainco Ordinary Shares” means the ordinary shares of Remainco, $0.10 par value per share.

“Remainco PSU” means each performance share unit representing the right to vest in and be issued Remainco Ordinary Shares, whether granted by Remainco pursuant to a Remainco Equity Plan, assumed by Remainco in connection with any merger, acquisition or similar transaction or otherwise issued or granted, and which vests based in whole or in part on the achievement of specified performance objectives.

“Remainco Related Parties” means, collectively, Remainco, the other members of the Remainco Group, any of their respective Affiliates, any of their and their Affiliates’ respective direct or indirect current, former or future equityholders, partners, members, officers, directors, managers, employees and other Representatives, and their respective assignees.

“Remainco Retained Assets” shall have the meaning set forth in the Separation Agreement.

“Remainco Retained Business” shall have the meaning set forth in the Separation Agreement.

“Remainco Retained Liabilities” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 23

“Remainco RSU” means each restricted share unit representing the right to vest in and be issued Remainco Ordinary Shares by Remainco, whether granted by Remainco pursuant to a Remainco Equity Plan, assumed by Remainco in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested (which excludes any Remainco PSUs).

“Remainco SEC Documents” means all registration statements, Remainco Certifications and other statements, reports, schedules, forms and other documents filed by Remainco with the SEC, including all amendments thereto, since the Lookback Date.

“Representatives” of a Person means such Person’s Affiliates and the directors, officers, employees, advisors, agents, equityholders, consultants, independent accountants, investment bankers, counsel or other representatives of such Person and of such Person’s Affiliates, in each case, acting at the direction of such Person.

“Required Merger Partner Financial Information” means the financial statements and other information, and other data (including management discussion and analysis) with respect to Merger Partner of the type required in a registration statement on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities at such time, and of the type (and with exceptions, including information required by Section 3-10 or Section 3-16 of Regulation S-X and compensation information) customarily included in offering memoranda or similar documents (other than the portions thereof that are customarily provided by financing sources, including a description of the securities, and information that is customarily excluded therefrom), to consummate a Rule 144A offering of senior secured notes, including (a) audited consolidated balance sheets and related statements of operations and comprehensive income (loss), stockholders’ equity and cash flows of Merger Partner and its consolidated subsidiaries for the fiscal years ended December 31, 2023, 2022 and 2021 (or, beginning ninety (90) days after December 31, 2024, the fiscal years ended December 31, 2024, 2023 and 2022); (b) quarterly financial statements for each fiscal quarter ending after the date hereof and at least sixty (60) days prior to the Closing Date (other than any fourth fiscal quarter); and (c) annual and interim pro forma financial statements giving effect to the Merger and other recent or probable material acquisitions (to the extent required in a registration statement on Form S-1) for the most recent annual and interim periods for which financial statements have been delivered pursuant to clauses (a) and (b), respectively, and for the twelve (12)-month period ending on the last day of the most recently completed four (4)-fiscal quarter period for which financial statements have been delivered pursuant to clauses (a) and (b) hereof.

Exhibit A - 24

“Required Spinco Financial Information” means the financial statements and other information, and other data (including management discussion and analysis) with respect to Spinco of the type required in a registration statement on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities at such time, and of the type (and with exceptions, including information required by Section 3-10 or Section 3-16 of Regulation S-X and compensation information) customarily included in offering memoranda or similar documents (other than the portions thereof that are customarily provided by financing sources, including a description of the securities, and information that is customarily excluded therefrom), to consummate a Rule 144A offering of senior secured notes, including (a) audited consolidated balance sheets and related statements of operations, other comprehensive income, net parent investment and cash flows of Spinco and its consolidated subsidiaries for the fiscal years ended December 31, 2023, 2022 and 2021 (or, beginning ninety (90) days after December 31, 2024, the fiscal years ended December 31, 2024, 2023 and 2022); (b) quarterly financial statements for each fiscal quarter ending after the date hereof and at least sixty (60)  days prior to the Closing Date (other than any fourth fiscal quarter); and (c) annual and interim pro forma financial statements giving effect to the Equity Sale and other recent or probable material acquisitions (to the extent required in a registration statement on Form S-1) for the most recent annual and interim periods for which financial statements have been delivered pursuant to clauses (a) and (b), respectively, and for the twelve (12)-month period ending on the last day of the most recently completed four (4)-fiscal quarter period for which financial statements have been delivered pursuant to clauses (a) and (b) hereof.

“Rhode Island VLT JV Interest Management Contract” shall have the meaning set forth in the Separation Agreement.

“Rhode Island VLT System Subcontract” shall have the meaning set forth in the Separation Agreement.

“Sanctioned Party” means (a) a person listed on a prohibited or restricted party list published by the United States government, including the U.S. Treasury Department Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons List” and “Consolidated Sanctions List,” or similar U.S. lists, or any such list maintained by the United Nations, the United Kingdom, the European Union or its Member States, Canada, or Mexico; (b) the government, including any political subdivision, agency, or instrumentality thereof, of any country or territory subject to comprehensive economic sanctions (which at the time of this Agreement are Cuba, Iran, North Korea, Syria and Crimea and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine) (each a “Sanctioned Country”) or Venezuela; (c) an ordinary resident of, person located in, or Entity registered in or established under the jurisdiction of, a Sanctioned Country; or (d) a Person acting or purporting to act, directly or indirectly, on behalf of, or a party owned or controlled by, any of the Persons listed in the foregoing subclauses (a) through (c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any unauthorized Processing or disruption, or unlawful destruction, loss, or alteration of Spinco Company Data or Spinco IT Systems, or Merger Partner Data or Merger Partner IT Systems, as applicable, or any other data security incident requiring notification to any Person or Governmental Authority under applicable Privacy Laws.

“Self-Insurance” shall have the meaning set forth in the Separation Agreement.

“Separation” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 25

“Separation Agreement” means the Separation and Sale Agreement by and among Remainco, Spinco, Merger Partner and Buyer, dated as of the date hereof.

“Separation Plan” shall have the meaning set forth in the Separation Agreement.

“Shared Contract” shall have the meaning set forth in the Separation Agreement.

“Shared Information” means (a) all Information provided by any of Remainco or its Affiliates (including the members of the Spinco Group) to Buyer or its Affiliates hereunder prior to the Closing, and (b) any Information in the possession or under the control of Remainco, Buyer or their respective Affiliates that relates to the operation of the Spinco Business or any member of the Spinco Group prior to the Closing and that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities and Law) by a Governmental Authority having jurisdiction over the requesting party; (ii) for use in any other judicial, regulatory, administrative or other proceeding or to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other; (iii) subject to the foregoing clause (ii) above, to comply with its obligations under this Agreement; or (iv) to the extent such Information and cooperation is necessary to comply with such reporting, filing and disclosure obligations, for the preparation of financial statements or completing an audit, and as reasonably necessary to conduct the ongoing businesses of Buyer, the members of the Spinco Group or Remainco and their respective Affiliates (as the case may be).

“Software” means computer software, including assemblers, applets, compilers, source code, object code, binary libraries, development tools, design tools and user interfaces, in any form or format, however fixed, and all associated documentation.

“Software License and Support Agreement in favor of Remainco Group” shall have the meaning set forth in the Separation Agreement.

“Software License and Support Agreement in favor of Spinco Group” shall have the meaning set forth in the Separation Agreement.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Exhibit A - 26

“Specified Costs” shall have the meaning set forth in Section 6.3(l) of the Buyer Disclosure Letter.

“Specified Costs Cap” shall have the meaning set forth in Section 6.3(l) of the Buyer Disclosure Letter.

“Spinco Assets” shall have the meaning set forth in the Separation Agreement.

“Spinco Benefit Arrangement” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Budget” means the operating budget of the Spinco Business with respect to the fiscal years 2019 through 2027 Made Available to Merger Partner and Buyer.

“Spinco Business” shall have the meaning set forth in the Separation Agreement.

“Spinco Business Required Gaming Licensees” means the directors, officers, employees and managers (in their capacities as such) of Remainco and its Affiliates who will be required to be licensed by or obtain any qualification, approval or suitability determinations by or from any Gaming Authority in connection with the management and operation of the Spinco Business as operated substantially in the same manner as the Spinco Business is being conducted as of the date hereof, excluding for the avoidance of doubt, any individuals designated by Buyer as a replacement for any Spinco Business Required Gaming Licensees pursuant to Section 6.3(d).

“Spinco Company Data” means all confidential data, information, and data compilations contained in the Spinco IT Systems or any databases of the members of the Spinco Group, including Personal Data, that are used primarily by the members of the Spinco Group.

“Spinco Company Privacy Policies” means any (a) internal or external past or present data protection, data usage, data privacy and security policies of the members of the Spinco Group, (b) obligations or commitments relating to privacy, security or the Processing of Personal Data and (c) policies and obligations applicable to the members of the Spinco Group as a result of any certification relating to privacy, security or the Processing of Personal Data.

“Spinco Contribution” shall have the meaning set forth in the Separation Agreement.

“Spinco Employee” means an individual who will become or is reasonably expected by Remainco, as of the date hereof, to become a “Spinco Employee,” as such term is defined in the Employee Matters Agreement.

“Spinco Former Employee” shall have the meaning set forth in the Employee Matters Agreement.

“Spinco Group” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 27

“Spinco Information Security Program” means a written information security program that complies with applicable Privacy Laws, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes (a) policies and procedures regarding Personal Data and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality and integrity of any Personal Data owned, controlled, maintained, held or Processed by the members of the Spinco Group or any third party operating on behalf of or at the direction of the members of the Spinco Group; (c) disaster recovery, business continuity, incident response and security plans, procedures and facilities; and (d) protections against Security Incidents, Malicious Code and against loss, misuse or unauthorized access to and Processing of Spinco Company Data, Spinco IT Systems and the systems of any Data Processor.

“Spinco Intellectual Property” means all Intellectual Property with respect to which any member of the Spinco Group has (or purports to have) an ownership or license interest.

“Spinco IT Systems” means all information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used primarily in the conduct of the Spinco Business.

“Spinco Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition, results of operations or cash flows of the Spinco Business, taken as a whole; provided that in no event shall any Effects to the extent directly or indirectly resulting from or arising out of any of the following be deemed to constitute, or be taken into account in determining whether there has occurred, a Spinco Material Adverse Effect: (a) general economic, financial, credit, regulatory or political conditions or any conditions generally affecting any of the foregoing or affecting any segment of the industries or any regions in which the Spinco Business operates; (b) any changes in the United States or global economy or the economy of any other jurisdiction or region or any changes in any capital, credit or financial markets in the United States or any other jurisdiction or region (including interest rate and exchange rate changes, inflationary matters or tariffs or trade wars); (c) any Change in Law applicable to the Spinco Business, in each case of clauses (a) through (c), not having a materially disproportionate effect on the Spinco Business, relative to other participants in the industry in which the Spinco Business operates; (d) change in GAAP or the accounting principles, practices or policies of any member of the Spinco Group or the enforcement or interpretation thereof; (e) the execution, announcement or pendency of any of the Transaction Documents, the consummation of any of the Contemplated Transactions or the performance of the obligations of the members of the Remainco Group or the Spinco Group under, any of the Transaction Documents (including compliance with the terms of any of the Transaction Documents), including any adverse changes in the Spinco Business’s relationship with its employees, customers, partners, Governmental Authorities, suppliers or vendors; provided that this clause (e) shall not apply with respect to (i) the representations and warranties (in whole or in relevant part) made by Remainco and Spinco in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the entry into or the announcement or pendency of any of the Transaction Documents or the consummation of any of the Contemplated Transactions or (ii) the obligations of the members of the Remainco Group to act in the ordinary course of business pursuant to Section 5.2(a); (f) actions taken or omitted with Buyer’s consent or at Buyer’s request; (g) any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunami, or other natural disasters; (h)(i) any hostilities, acts of war (whether or not declared), sabotage, terrorism or military actions or civil unrest, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions or civil unrest or any disease, outbreak, pandemic, epidemic or the worsening thereof or (ii) any actual or potential, complete or partial, sequester, stoppage, shutdown, default or similar event or occurrence by or involving or affecting any Governmental Authority, in each case of subclauses (i) and (ii), not having a materially disproportionate effect on the Spinco Business, relative to other participants in the industry in which the Spinco Business operates; (i) any failure by any member of the Spinco Group or the Spinco Business to meet any internal or published projections, forecasts of revenues, earnings, or other measures of financial or operating performance for any period; provided that the underlying causes of any such failure shall not be deemed excluded from consideration in determining whether a Spinco Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (i) and to the extent not otherwise excluded by this definition; (j) COVID-19 to the extent not having a materially disproportionate effect on the Spinco Business, relative to other participants in the industry in which the Spinco Business operates; (k) changes in the trading price or trading volume of Remainco Ordinary Shares; provided that the underlying causes of any such changes shall not be deemed excluded from consideration in determining whether a Spinco Material Adverse Effect has occurred or would be reasonably likely to occur solely as a result of this clause (k) and to the extent not otherwise excluded by this definition; (l) any stockholder or derivative litigation (or equivalent) arising from or relating to this Agreement or the Contemplated Transactions; or (m) any Remainco Retained Asset, any Remainco Retained Liability or other asset or property of any member of the Remainco Group (other than a member of the Spinco Group) that is not being transferred pursuant to this Agreement or any matters relating to the Remainco Retained Business.

Exhibit A - 28

“Spinco Owned Intellectual Property” shall have the meaning set forth in the Separation Agreement.

“Spinco Owned Real Property” means the Owned Real Property identified on Section 2.9(a) of the Remainco Disclosure Letter (excluding the Remainco Retained Properties (as defined in the Real Estate Matters Agreement)).

“Spinco Owned Software” shall have the meaning set forth in the Separation Agreement.

“Spinco Real Property” means, collectively, the Spinco Leased Real Property and the Spinco Owned Real Property.

“Spinco Reference Balance Sheet Date” means March 31, 2024.

“Spinco Units” means units of Spinco.

“Statutory Lookback Date” means January 1, 2019.

“Subsidiary” of any Person means any Entity at the time of determination (a) the issued and outstanding Equity Interests having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such corporation or other Person (irrespective of whether at the time Equity Interests of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (b) more than fifty percent (50%) of the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) more than fifty percent (50%) of the beneficial interest in such trust or estate, is directly or indirectly owned by such Person; provided that (i) each member of the Spinco Group shall be a Subsidiary of Remainco (and not of Buyer) until the Closing and a Subsidiary of Buyer (and not of Remainco) from and after the Closing and (ii) neither Remainco nor any of its Subsidiaries shall be considered a Subsidiary of Delta.

Exhibit A - 29

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Separation Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” means all products, tools, devices, mask works, computer programs, Software, concepts, know-how, algorithms, methods, processes, procedures, formulae, designs, drawings, customer lists, supplier lists, databases, data collections, information, specifications, marketing materials, user interfaces, websites, specifications, programmer notes, specifications, packaging, graphics, artwork, audiovisual works, images, photographs, literary works, performances, music, sounds, content, user interfaces, “look and feel,” inventions (whether or not patentable), invention disclosures, discoveries, works of authorship (whether or not copyrightable), and designs.

“Third Party” means any Governmental Authority or Person other than Remainco, Spinco, Merger Partner or any other member of their respective Groups, any Buyer Party or any Affiliate of any of the foregoing.

“Transaction Claim” means, collectively, any claims in connection with, relating to or arising out of  (a) this Agreement, the Separation Agreement, the other Transaction Documents or any of the other agreements, instruments, and documents contemplated hereby or thereby or executed in connection herewith or therewith and the Contemplated Transactions and the transactions contemplated thereby, (b) the negotiation, execution or performance or non-performance of any of the foregoing, (c) the failure of the Closing to occur (including the consummation of the Equity Sale or the Merger or the funding of the Financing and, in any case, whether willfully, intentionally, unintentionally or otherwise), or the termination of any Transaction Document or any matter forming the basis for such termination, or (d) any breach (or threatened or alleged breach) of, or failure (or threatened or alleged failure) to perform under, this Agreement, the Separation Agreement, the other Transaction Documents or any certificate or other document delivered herewith or therewith or executed in connection herewith or therewith.

“Transaction Documents” shall have the meaning set forth in the Separation Agreement.

“Transfer” shall have the meaning set forth in the Separation Agreement.

“Transition Services Agreement” shall have the meaning set forth in the Separation Agreement.

“Vanna White Sublicensing Agreement” shall have the meaning set forth in the Separation Agreement.

Exhibit A - 30

“WARN Act” means the Worker Adjustment and Retraining Notification Act, and any comparable state, local, and foreign applicable Laws.

“Wheel of Fortune Sublicensing Agreement” shall have the meaning set forth in the Separation Agreement.

“Whitney Houston Sublicensing Agreement” shall have the meaning set forth in the Separation Agreement.

Other Defined Terms. In addition, each of the following terms shall have the meaning given to such term in the applicable Section of this Agreement listed opposite such term:

Agreement	Preamble
Alternative Arrangement	6.3(h)
Alternative Debt Commitment Letter	6.8(a)
Alternative Fee Letter	6.8(a)
Alternative Financing	6.8(a)
Alternative Financing Agreements	6.8(a)
Anti-Money Laundering Laws	2.12(c)
Antitrust Approvals	7.5
Antitrust Filings	6.3(b)
Applicable Gaming Approvals	7.5
Audited Financial Statements	6.8(k)
Bankruptcy and Equity Exceptions	2.4
Buyer	Preamble
Buyer Breach Termination Fee	10.3(e)
Buyer Enforcement Costs	10.3(h)(ii), 10.3(h)(ii)
Buyer Extraordinary Action	6.3(d)
Buyer No Vote Termination Fee	10.3(c)
Buyer Notice Period	6.2(c)
Buyer Permitted Claims	10.3(f)
Buyer Pre-Closing Damages Proceeding	10.3(f)
Buyer Regulatory Termination Fee	10.3(e)
Buyer Sub	Preamble
Buyer Subsequent Deal Termination Fee	10.3(c)
Certificates	1.8(b)
Closing	1.3
Closing Date	1.3
D&O Indemnitee	6.10(a)
Debt Commitment Letter	4.6(a)
Debt Financing	4.6(a)
Dissenting Shares	1.7
DTC	1.8(d)
DTC Payment	1.8(d)
Ember Sub	Recitals
Equity Commitment Letter	Recitals
Equity Financing	4.6(a)
Equity Sale	Recitals
Equity Sale Closing Time	Recitals
Excluded Action	5.5(h)
Existing Agreements	Recitals
Fair Labor Standards Act	2.16(i)
FDI Approvals	7.5
FDI Filings	6.3(b)
Fee Letter	4.6(a)
Financial Services Approvals	7.5
Financial Services Authority	6.3(g)
Financial Services Notice Filings and Approvals	6.3(b)
Financing	4.6(a)
Financing Agreements	6.8(a)
Financing Commitments	4.6(a)
Gaming Holdco	Recitals
Gaming Law Filings	6.3(b)
GLP	3.22
Guaranty	Recitals
Houlihan Lokey	3.22
Indenture	6.8(h)
Interim Financial Period	6.8(k)
Interim Financial Statements	6.8(k)
Lien and Guarantee Release	6.8(j)
Material Merger Partner Business Asset	5.3(b)(iv)
Material Spinco Business Asset	5.2(b)(iv)
Maximum Liability Amount	10.2
Merger	Recitals
Merger Effective Time	1.2

Exhibit A - 31

Merger Partner	Preamble
Merger Partner Board	Recitals
Merger Partner Board Determination	3.4
Merger Partner Board Recommendation	6.2(b)
Merger Partner Certifications	3.6(a)
Merger Partner Change in Recommendation	6.2(b)
Merger Partner Employees	6.13(a)
Merger Partner International Benefit Plan	3.16(g)
Merger Partner Intervening Event	6.2(d)
Merger Partner Leased Real Property	3.9(b)
Merger Partner Material Contract	3.11(a)
Merger Partner Preferred Stock	3.3(a)
Merger Partner Real Property Lease	3.9(b)
Merger Partner Returns	3.15(a)
Merger Partner SEC Documents	3.6(a)
Merger Partner Specified Time	3.3(a)
Merger Partner Stockholders’ Meeting	6.2(a)
Merger Partner Tail Transaction	10.3(c)
Merger Partner Termination Fee	10.3(b)
Merger Partner Top Customers	3.20(a)
Merger Partner Top Suppliers	3.20(a)
Non-Recourse Party	11.16
Notice of Merger Partner Intervening Event	6.2(d)
Notice of Merger Partner Superior Proposal	6.2(c)
Outside Date	10.1(b)
Owned Merger Partner Share	1.5(a)(ii)
participate	6.7(c)
Parties	Preamble
Party	Preamble
Paying Agent	1.8(a)
Payment Fund	1.8(a)
Payoff Amount	6.8(i)
PCAOB	2.6(g)
Per Share Price	1.5(a)(i)
Pre-Closing Period	5.1
Qualifying Merger Partner SEC Documents	Article III
Qualifying Remainco SEC Documents	Article II
R&W Insurance Policy	6.14
Redemption Notice	6.8(h)
Regulatory Meeting	6.3(b)
Remainco	Preamble
Remainco Alternative Proposal	6.2(c)
Remainco Board	Recitals
Remainco Burdensome Action	6.3(f)
Remainco Certifications	2.6(d)
Remainco Specified Time	2.3(b)(i)
Remedial Action	6.3(c)
Required Amount	6.8(b)
Required Merger Partner Stockholder Vote	3.21
Seller Permitted Claims	10.3(f)
Special Committee	Recitals
Spinco	Preamble
Spinco Business Audited Financial Statements	2.6(a)
Spinco Business Financial Statements	2.6(a)
Spinco Business Interim Financial Statements	2.6(a)
Spinco Company Returns	2.15(a)
Spinco International Benefit Plan	2.16(g)
Spinco Leased Real Property	2.9(b)
Spinco Material Contract	2.11(a)
Spinco Real Property Lease	2.9(b)
Spinco Reference Balance Sheet	2.6(a)
Spinco Registered IP	2.10(a)
Spinco Senior Executive Employee	5.2(b)(ix)
Spinco Top Customers	2.20(a)
Spinco Top Suppliers	2.20(a)
Subject Indebtedness	6.8(i)
Surviving Corporation	1.2
Surviving Corporation Option Cash Award	1.6(a)(iii)
Surviving Corporation PSU Cash Award	1.6(a)(ii)
Surviving Corporation RSU Cash Award	1.6(a)(i)
U.S. Merger Partner Employees	3.16(j)
U.S. Spinco Employees	2.16(k)
Uncertificated Shares	1.8(c)

Exhibit A - 32